As filed with the Securities and Exchange Commission on June 30, 2015

Registration No. 333-203165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNX Coal Resources LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1220 (Primary Standard Industrial Classification Code Number)	47-3445032 (I.R.S. Employer Identification Number)

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

(724) 485-4000

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Lorraine L. Ritter

Chief Financial Officer and Chief Accounting Officer

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

(724) 485-4000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Brett E. Braden Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	David P. Oelman Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated June 30, 2015

PROSPECTUS

5,000,000 Common Units

Representing Limited Partner Interests

CNX Coal Resources LP

This is the initial public offering of common units representing limited partner interests in CNX Coal Resources LP. We were recently formed by CONSOL Energy Inc. (“CONSOL Energy” or our “sponsor”). We are offering 5,000,000 common units in this offering. The initial public offering price is $15.00 per common unit.

Prior to this offering, there has been no public market for our common units. Our common units have been approved for listing on the New York Stock Exchange under the symbol “CNXC.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act.

Certain funds managed by Greenlight Capital, Inc. and its affiliates (“Greenlight Capital”) have entered into a common unit purchase agreement with us pursuant to which Greenlight Capital has agreed to purchase, and we have agreed to sell, at least 2,000,000 common units and up to 5,000,000 common units at a price per unit equal to $15.00 in a concurrent private placement transaction. We will sell a number of common units to Greenlight Capital in the concurrent private placement, subject to the limitations in the preceding sentence, such that the aggregate number of common units sold in this offering and the concurrent private placement will equal 10,000,000 common units. If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the concurrent private placement. The closing of the concurrent private placement is conditioned upon the closing of this offering on or before July 9, 2015 as well as certain customary closing conditions and will be completed concurrently with the closing of this offering. We will rely upon the “private placement” exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(a)(2) thereof and, accordingly, the common units issued to Greenlight Capital will not be registered under the Securities Act of 1933. The closing of this offering is conditioned upon the closing of the concurrent private placement.

Investing in our common units involves a high degree of risk. Please read “Risk Factors” beginning on page 24. These risks include the following:

•	We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

•	The assumptions and estimates underlying the forecast of adjusted EBITDA and distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual adjusted EBITDA and distributable cash flow to differ materially from our forecast.

•	Our growth strategy primarily depends on us acquiring additional undivided interests in the Pennsylvania mining complex from our sponsor.

•	Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of our sponsor, and our sponsor is under no obligation to adopt a business strategy that favors us.

•	Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

•	Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

•	Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

•	Our unitholders’ allocated share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to CNX Coal Resources LP	$	$

(1)	Excludes a structuring fee of $300,000, $200,000 and $500,000 payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Evercore Group L.L.C., respectively. Please read “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to an additional 750,000 common units from us at the initial public offering price, less the underwriting discount, if the underwriters sell more than 5,000,000 common units in this offering.

The underwriters expect to deliver the common units on or about                     , 2015.

Book-Running Managers

BofA Merrill Lynch	Wells Fargo Securities

Citigroup	Jefferies	Credit Suisse	J.P. Morgan

Evercore ISI	BB&T Capital Markets	Goldman, Sachs & Co.

The Huntington Investment Company	Scotia Howard Weil	Stifel	Nomura

Co-Managers

Clarksons Platou Securities	Cowen and Company	Tuohy Brothers

The date of this prospectus is                     , 2015.

CONSOL ENERGY

CNX COAL RESOURCES LP

A CONSOL ENERGY COMPANY

OHIO COUNTY
WASHINGTON COUNTY
4.4 miles to Washington
WHEELING
0.5 miles
Enlow Fork Reserves
SEALED
SEALED
Enlow Fork Reserves
Enlow Fork Slope
Enlow Fork Overland Conveyor
SEALED
Harvey Slope
Bailey Overland Conveyor
GREENE COUNTY
Bailey Slope
SEALED
SEALED
Harvey Reserves
Bailey Reserves
Bailey Reserves
2.0 miles
SEALED
WAYNESBURG
MARSHALL COUNTY
20.2 miles to Morgantown

i

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2015 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Coal Reserve Information

The estimates of our proven and probable reserves are derived from estimates calculated by CONSOL Energy’s geologists and mining engineers, which estimates were audited by Golder Associates Inc., an independent mining and geological consulting firm, in 2014 and subsequently updated in 2015 using the face positions of the Pennsylvania mining complex’s longwall mines as of December 31, 2014. These estimates are based on geologic data, coal ownership information and current and proposed mine plans. Our proven and probable coal reserves are reported as “recoverable coal reserves,” which is the portion of the coal that could be economically and legally extracted or produced at the time of the reserve determination, taking into account mining recovery and preparation plant yield. These estimates are periodically updated to reflect past coal production, new drilling information and other geologic or mining data. Acquisitions or dispositions of coal properties will also change these estimates. Changes in mining methods may increase or decrease the recovery basis for a coal seam, as will changes in preparation plant processes.

“Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves,” which are defined as follows:

•	“Proven (Measured) Reserves.” Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	“Probable (Indicated) Reserves.” Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Please read “Business—Coal Reserves” for additional information regarding our reserves.

Industry and Market Data

The data included in this prospectus regarding the coal industry, including descriptions of trends in the market, as well as our position within the industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in our industry. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management’s knowledge and experience, we believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete. Please read “Industry” for additional information regarding the coal industry.

v

Certain Terms Used in This Prospectus

Unless the context otherwise requires, references in this prospectus to the following terms have the meanings set forth below:

•	“Conrhein” refers to Conrhein Coal Company, a Pennsylvania general partnership and a wholly owned subsidiary of CONSOL Energy;

•	“CNX Coal Resources LP,” “our partnership,” “we,” “our,” “us” and similar terms, when used in a historical context, refer to our predecessor for accounting purposes as described in the final bullet below. When used in the present tense or future tense, these terms refer to CNX Coal Resources LP, a Delaware limited partnership, and its subsidiaries;

•	“CNX Operating” refers to CNX Operating LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of CONSOL Energy;

•	“CNX Thermal Holdings” refers to CNX Thermal Holdings LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of CNX Operating; CNX Thermal Holdings owns a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex;

•	“Concurrent Private Placement” refers to our concurrent private placement of at least 2,000,000 common units and up to 5,000,000 common units to Greenlight Capital;

•	“CONSOL Energy” and our “sponsor” refer to CONSOL Energy Inc., a Delaware corporation and the parent of our general partner, and its subsidiaries other than our general partner, us and our subsidiaries;

•	“CPCC” refers to CONSOL Pennsylvania Coal Company LLC, a Delaware limited liability company and a wholly owned subsidiary of CONSOL Energy;

•	our “general partner” refers to CNX Coal Resources GP LLC, a Delaware limited liability company and our general partner;

•	“Greenlight Capital” refers to certain funds managed by Greenlight Capital, Inc. and its affiliates;

•	the “Pennsylvania mining complex” refers to CONSOL Energy’s mining complex, including coal mines, coal reserves and related assets and operations, located primarily in southwestern Pennsylvania; and

•	our “Predecessor” refers to our predecessor for accounting purposes, which reflects a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex.

In addition, we have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” beginning on page B-1 of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including “Risk Factors” and the historical audited annual and unaudited pro forma combined financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $15.00 per common unit, (ii) that the underwriters do not exercise their option to purchase additional common units and (iii) Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement. You should read “Risk Factors” beginning on page 24 for more information about important factors that you should consider before purchasing our common units.

Unless otherwise indicated, the operational and reserve information set forth in this prospectus reflect the Pennsylvania mining complex on a 100% basis. In connection with the completion of this offering, CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex. Please read “—The Transactions.”

CNX Coal Resources LP

Overview

We are a growth-oriented master limited partnership recently formed by CONSOL Energy to manage and further develop all of its active thermal coal operations in Pennsylvania. Our initial assets will include a 20% undivided interest in, and operational control over, CONSOL Energy’s Pennsylvania mining complex, which consists of three underground mines and related infrastructure that produce high-Btu bituminous thermal coal that is sold primarily to electric utilities in the eastern United States, our core market. We believe that our ability to efficiently produce and deliver large volumes of high-quality coal at competitive prices, the strategic location of our mines, the industry experience of our management team and our relationship with CONSOL Energy position us as a leading producer of high-Btu thermal coal in the Northern Appalachian Basin and the eastern United States.

The Pennsylvania mining complex, which includes the Bailey mine, the Enlow Fork mine and the newly opened Harvey mine, has extensive high-quality coal reserves. We mine our reserves from the Pittsburgh No. 8 Coal Seam, which is a large contiguous formation of uniform, high-Btu thermal coal that is ideal for high productivity, low-cost longwall operations. As of December 31, 2014, the Pennsylvania mining complex included 785.6 million tons (157.1 million tons net to our 20% interest on a pro forma basis) of proven and probable coal reserves with an average gross heat content of approximately 13,000 Btus per pound and an average sulfur content of 2.37%. Based on our current production capacity, these reserves are sufficient to support over 27 years of production. In addition, all of our reserves exhibit thermoplastic behavior suitable for cokemaking and contain an average of approximately 39% volatile matter (on a dry basis), which enables us, if market dynamics are favorable, to capture greater margins from selling our coal in the metallurgical market to cokemakers and steel manufacturers who utilize modern cokemaking technologies.

The design of the Pennsylvania mining complex is optimized to produce large quantities of coal on a cost efficient basis. We are able to sustain high production volumes at comparatively low operating costs due to, among other things, CONSOL Energy’s significant investments in technologically advanced longwall mining systems, logistics infrastructure and safety. We currently operate five longwalls and 18 continuous mining sections at the Pennsylvania mining complex. The current production capacity of the Pennsylvania mining complex’s five longwalls is 28.5 million tons of coal per year, and it produced approximately 26.1 million tons (5.2 million tons net to our 20% interest on a pro forma basis) of coal for the year ended December 31, 2014. We also recently upgraded our preparation plant, which is connected via conveyor belts to each of our mines, to clean and process up to 8,200 tons of coal per hour. Our onsite logistics infrastructure at the preparation plant includes a new dual-batch train loadout facility capable of loading up to 9,000 tons of coal per hour and 19.3 miles of track linked to separate Class I rail lines owned by Norfolk Southern and CSX, which enables us to simultaneously accommodate multiple unit trains and significantly increases our efficiency in meeting our customers’ transportation needs.

We believe that we are favorably positioned to compete with coal producers in all four primary coal producing basins in the United States primarily because of: (i) our significant transportation cost advantage compared to producers in the Illinois Basin and the Powder River Basin that incur higher rail transportation rates to deliver coal to our core market in the eastern United States, (ii) our favorable operating environment compared to producers in the Central Appalachian Basin, where production has been declining and is expected to continue to decline primarily due to the basin’s high cost production profile, reserve degradation and difficult permitting environment and (iii) the high-quality characteristics of our coal, which enables us to compete for demand from a broader range of coal-fired power plants compared to mining operations in basins that typically produce coal with a comparatively lower heat content, such as the Illinois Basin and Powder River Basin, mining operations in basins that typically produce coal with a comparatively higher sulfur content, such as the Illinois Basin and most areas in the Northern Appalachian Basin, and mining operations in basins that typically produce coal with a comparatively higher chlorine content, such as the Illinois Basin. For example, our recoverable coal reserves have an average gross heat content of approximately 13,000 Btus per pound and an average sulfur content of 2.37% compared to an average gross heat content of 11,619 Btus per pound and an average sulfur content of 2.74% for other coal master limited partnerships, based on publicly available data. In addition, our logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with operational and marketing flexibility, reduce the cost to deliver coal to our core market and allow us to realize higher netback prices. These advantages, combined with our ability to maintain low operating costs, allow us to generate favorable margins in relation to our peers.

We also have favorable access to international coal markets through our long-standing commercial relationship with a leading coal trading and brokering company that maintains a broad market presence with foreign coal consumers and through CONSOL Energy’s Baltimore Marine Terminal. The Baltimore Marine Terminal provides coal transshipments directly from rail cars to ocean-going vessels and is the only coal marine terminal on the East Coast served by two rail lines (Norfolk Southern and CSX). For the years ended December 31, 2013 and 2014, the Pennsylvania mining complex sold (on a 100% basis) approximately 4.2 million tons and 3.3 million tons of coal (or 20% and 13% of total sales), respectively, into international coal markets. Both the thermal coal and metallurgical coal international markets provide us with valuable options for delivering our coal and allow us to optimize our sales portfolio and take advantage of pricing opportunities in the international market as they arise. We believe that projected global growth in both the thermal and metallurgical coal markets will support growing international demand for our coal as well as improved margins for our international sales.

We have a well-established and diverse, blue chip customer base, the majority of which is comprised of domestic utility companies located in the eastern United States. As of May 11, 2015, the Pennsylvania mining complex’s committed and priced contract portfolio (based on forecasted prices), on a 100% basis, comprised 23.0 million tons, 13.1 million tons and 7.7 million tons for the years ending December 31, 2015, 2016 and 2017, respectively, which represents approximately 93.3%, 53.1% and 31.2%, respectively, of forecasted total production for the twelve months ending June 30, 2016. The forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. While management considers the expectations and assumptions regarding forecasted prices to be reasonable, they are inherently subject to business, economic, competitive, regulatory and other risks and uncertainties, most of which are beyond our control. Please read “Business—Our Customers and Contracts.”

Our Initial Assets

Overview

In connection with the completion of this offering, CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the Pennsylvania mining complex. In addition, CNX Thermal Holdings will enter into an operating agreement with CPCC and Conrhein under which CNX Thermal Holdings will be named as operator and assume management and control over the day-to-day operations of the Pennsylvania mining complex for the life of the mines. Please read “Business—Our Operating Agreement with CONSOL Energy.” We are managed by the directors and executive officers of our general partner. As a result, the directors and executive officers of our general partner will have the ultimate responsibility for managing and conducting all of our and our subsidiaries’ operations, including with respect to CNX Thermal Holdings’ rights and obligations under the operating agreement. Based on our current production capacity utilizing five longwall mining systems, our recoverable reserves are sufficient to support over 27 years of production without the need to spend significant capital to develop new slopes and shafts for initial access to the coal seam.

The following table provides selected information for the Pennsylvania mining complex, on a 100% basis, as of and for the year ended December 31, 2014 (tons in millions):

Mine	Total Recoverable Reserves (tons) (1)(2)	Average Gross Heat Content (Btu/lb) (3)	Average Sulfur Content (3)	Annual Production Capacity (tons) (4)	Production for the Year Ended December 31, 2014 (tons) (5)
Bailey	254.5	12,929	2.68%	11.5	12.3
Enlow Fork	322.8	12,942	2.21%	11.5	10.6
Harvey (6)	208.3	13,080	2.24%	5.5	3.2

Total	785.6	12,974	2.37%	28.5	26.1

(1)	Recoverable reserves include both proved and probable reserves. Recoverable reserves are calculated based on proposed mine plans in the area in which mineable coal exists, coal seam thickness and average density determined by laboratory testing of drill core samples. This calculation is adjusted to account for coal that will not be recovered during mining and for losses that occur if the coal is processed after mining. Reserve calculations do not include adjustments for moisture that may be added during mining or processing, nor do the calculations include adjustments for dilution from rock lying above or below the coal seam. Reserves are reported only for those coal seams that are controlled by ownership or leases. The reported coal reserves do not exceed the quantities that we estimate could be extracted economically at average prices received and costs incurred as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical three-year average realized prices received for production at these locations was $64.22 per ton. Please read “Business—Coal Reserves.”
(2)	All of our reserves exhibit thermoplastic behavior suitable for cokemaking and contain an average of approximately 39% volatile matter (on a dry basis), which enables us, if market dynamics are favorable, to capture greater margins from selling our coal in the metallurgical market to cokemakers and steel manufacturers who utilize modern cokemaking technologies. For the years ended December 31, 2013 and 2014, the Pennsylvania mining complex sold approximately 2.4 million tons and 1.3 million tons of coal, respectively, in the metallurgical market on a 100% basis.
(3)	Average gross heat content and average sulfur content are reported on an as-received basis at the typical moisture content of the coal shipped from the Pennsylvania mining complex.
(4)

Annual production capacity is an estimate of the design capacity at the Pennsylvania mining complex and is based on us operating five days per week and running two longwall mining systems at the Bailey mine, two longwall mining systems at the Enlow Fork mine and one longwall mining system at the Harvey mine. We determine the number of longwall mining systems based on the size of the reserves for each mine, access to those reserves and the associated surface infrastructure in place (including the capacity of the preparation plant). In addition, to the extent sales exceed the production capacity of five longwall mining systems, we may, from time to time, (i) run weekend shifts at one or more of our mines and/or (ii) temporarily run an additional longwall mining system at the Bailey mine and/or the Enlow Fork mine to increase our production to meet our forecasted sales commitments. The achievement and timing of full production capacity are subject to multiple risks and uncertainties. Please read “Risk Factors.”
(5)	Due to sales temporarily exceeding the production capacity of running five longwall mining systems, the Bailey mine and/or the Enlow Fork mine ran three longwall mining systems for approximately 14 weeks during the year ended December 31, 2014 to enable us to increase our production beyond our stated production capacity.
(6)	The Harvey mine commenced longwall mining operations in March 2014.

The directors and executive officers of our general partner will manage the operation and further development of the Pennsylvania mining complex. Following the completion of this offering, CONSOL Energy will continue to own an 80% undivided interest in the Pennsylvania mining complex, as well as 100% of our general partner and, indirectly through our general partner, our 2% general partner interest and incentive distribution rights. In addition, CONSOL Energy will own a 55.8% limited partner interest in us (or a 52.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). We believe these retained ownership interests in us and the Pennsylvania mining complex will incentivize CONSOL Energy to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time.

Our Right of First Offer

In connection with the completion of this offering, CONSOL Energy will grant to us a right of first offer to acquire its retained 80% undivided interest in the Pennsylvania mining complex. In addition, CONSOL Energy will grant us a right of first offer to acquire the following assets:

•	Baltimore Marine Terminal. The Baltimore Marine Terminal is a marine terminal owned by CONSOL Energy in the Port of Baltimore, Maryland, that provides coal transshipments from rail cars primarily to ocean-going vessels. Located just south of Baltimore, at the northern end of the Chesapeake Bay, the Baltimore Marine Terminal is strategically located on the eastern U.S. seaboard, with access to the attractive seaborne markets supplying both Europe and Asia. The Baltimore Marine Terminal is served by two railroads, the Norfolk Southern and the CSX, which provides operational flexibility to the terminal and its customers. In addition, the Baltimore Marine Terminal has coal blending capabilities which allows the terminal to blend coals to meet customer specifications. Typically, the Baltimore Marine Terminal handles both metallurgical coal and thermal coal, with metallurgical coal representing the majority of its business. The Baltimore Marine Terminal’s customers consist of CONSOL Energy as well as third party customers. CONSOL Energy has operated the Baltimore Marine Terminal since 1983, and the terminal underwent an infrastructure expansion in 2011 and 2012 that increased effective annual throughput capacity to 15 million tons per year. In 2014, the Baltimore Marine Terminal handled 9.6 million tons of coal.

•

Buchanan Mine. The Buchanan mine is an underground coal mining complex owned by CONSOL Energy located in Mavisdale, Virginia that produces a premium low volatility metallurgical coal for sale to domestic and international customers. The Buchanan mine’s favorable geology, automated longwall mining systems and recent upgrades enable it to be one of the most cost efficient metallurgical coal mines in North America, achieving an average operating cost per ton of $30.37 in the first quarter of 2015. The Buchanan mine’s reserves benefit from thick seams that average approximately 5.5 feet which provides for efficient mining conditions. Coal from the Buchanan mine is sold primarily to the steel industry and coke producers, both domestically and internationally. In addition, coal from the Buchanan mine has physical characteristics that allow it to be sold in non-metallurgical markets when pricing conditions are favorable. In 2014, the Buchanan mine produced 4.0 million tons of coal. Our right of first offer on the Buchanan mine is subject to CONSOL Energy’s right to contribute that asset to a new entity in connection with an initial public offering of its metallurgical coal business.

•	Cardinal States Gathering System. Cardinal States Gathering (“Cardinal Gathering”) is a natural gas gathering system owned by CONSOL Energy and comprises approximately 110 miles of pipeline and associated assets located in Virginia, Kentucky and West Virginia. Located near the Buchanan mine, Cardinal Gathering consists of four interconnected pipelines (Cardinal numbers 1, 2, 3 and 4), a treating and compressor station known as Grant Station and a downstream pipeline that connects to the Columbia natural gas pipeline system. Cardinal #1 began service in 1992, Cardinal #2 and Cardinal #3 commenced operations in 1998 and Cardinal #4 went into service in 2003. Cardinal Gathering has a diversified resource base that gathers production from both CONSOL Energy and third party wells, the substantial majority of which is coalbed methane (“CBM”) production. As of March 31, 2015, Cardinal Gathering serviced approximately 3,940 active producing wells across approximately 155,000 acres and transported an average of 202 MMcf/d for the three months ended March 31, 2015. In addition to its connection to the Columbia pipeline system, Cardinal Gathering connects to the East Tennessee Natural Gas Pipeline via the Jewell Ridge Lateral Pipeline.

As a result of our right of first offer, we believe that we possess significant growth potential that will be generated through accretive acquisitions of additional undivided interests in the Pennsylvania mining complex, as well as the other assets covered by our right of first offer. However, CONSOL Energy is under no obligation to present us the opportunity to purchase additional assets from it (including the assets covered by our right of first offer, unless and until it otherwise intends to divest such assets), and we are under no obligation to purchase any assets from CONSOL Energy. Moreover, CONSOL Energy has previously announced an intention to contribute the Buchanan mine and related assets to a corporate subsidiary in anticipation of conducting an initial public offering of its metallurgical coal business. If CONSOL Energy is successful in completing such initial public offering of its metallurgical coal business, our right of first offer will terminate with respect to the Buchanan mine. While we believe that our right of first offer is a significant positive attribute, it is also a source of potential conflicts of interest. Following the completion of this offering, CONSOL Energy will own our general partner, and there will be substantial overlap between the officers and directors of our general partner and the officers and directors of CONSOL Energy. Please read “Risk Factors—Risks Inherent in an Investment in Us,” “Business—Our Initial Assets—Our Right of First Offer” and “Conflicts of Interest and Duties.”

Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Extensive, high-quality reserve base. The Pennsylvania mining complex has extensive high-quality reserves of high-Btu bituminous coal. As of December 31, 2014, the Pennsylvania mining complex included 785.6 million tons (157.1 million tons net to our 20% interest on a pro forma basis) of proven and probable coal reserves that are sufficient to support over 27 years of production. The advantageous qualities of our coal enables us to compete for demand from a broader range of coal-fired power plants compared to mining operations in basins that typically produce coal with a comparatively lower heat content (the Illinois Basin and Powder River Basin), higher sulfur content (the Illinois Basin and most areas in the Northern Appalachian Basin) and higher chlorine content (the Illinois Basin).

•	Strategically located mining operations with advanced distribution capabilities and substantial access to key logistics infrastructure. Our logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with operational and marketing flexibility, reduce the cost to deliver coal to our core market and allow us to realize higher netback prices. We believe that we have a significant transportation cost advantage compared to many of our competitors, particularly producers in the Illinois Basin and Powder River Basin, for deliveries to customers in our core market and to East Coast ports for international shipping. For example, based on publicly available data and internal estimates, we believe that the transportation cost from our mines compared to Illinois Basin mines is approximately $11 to $13 per ton lower for coal delivered to the mid-Atlantic region, $6 to $8 per ton lower for coal delivered to the southeastern United States and $13 to $15 per ton lower for coal delivered to East Coast ports for shipping to foreign consumers.

•	Substantial capital investment in new and existing mines. Since 2006, CONSOL Energy has invested over $2.0 billion at the Pennsylvania mining complex to develop technologically advanced, large-scale longwall mining operations and related production and logistics infrastructure. We believe this recent substantial capital investment in the Pennsylvania mining complex will help us maintain high production volumes, low operating costs and a strong safety and environmental compliance record, which we believe are key to supporting stable financial performance and cash flows throughout business and commodity price cycles.

•	Strong, well-established customer base. We have a well-established and diverse, blue chip customer base, the majority of which is comprised of domestic utility companies located in the eastern United States. We have had success entering into multi-year coal sales agreements with our customers due to our longstanding relationships, reliability of production, deliverability, competitive pricing and coal quality. In addition, to reduce our exposure to retirements of coal-fired power plants, we have strategically developed our customer base to include power plants that are positioned to continue operating for the foreseeable future and that are equipped with environmental controls for mercury and sulfur abatement. Please read “Business—Our Customers and Contracts.” For the year ended December 31, 2014, we sold approximately 19.4 million tons of coal (including more than 16.0 million tons of coal to customers in our core market states of Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania, Maryland, Delaware, West Virginia, North Carolina and South Carolina) to domestic power plants and industrial consumers that have not announced any plans to retire generating capacity prior to 2020 and that have scrubber systems in place or under construction to comply with emissions regulations. We also have favorable access to international coal markets through our long-standing commercial relationship with a leading coal trading and brokering company that maintains a broad market presence with foreign coal consumers.

•	Our relationship with our sponsor, CONSOL Energy. Through our relationship with CONSOL Energy, we will have access to a significant pool of management talent, deep industry knowledge, strong commercial relationships throughout the coal industry and innovative research and development capability, including CONSOL Energy’s dedicated in-house coal laboratory and extensive expertise with coal-fired boilers. By virtue of CONSOL Energy’s retained 80% undivided interest in the Pennsylvania mining complex, direct ownership of an aggregate 55.8% limited partner interest in us (or an aggregate 52.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and indirect ownership of our 2% general partner interest and all of our incentive distribution rights, we believe that CONSOL Energy has a vested interest in our success. CONSOL Energy intends for us to manage and further develop the Pennsylvania mining complex, and we believe that it will be incentivized to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time.

•	Experienced management and operating teams. Our chief executive officer has over 25 years of experience in various capacities within the coal industry. Moreover, our management team has (i) significant expertise owning, developing and managing complex coal mining operations, (ii) valuable relationships with customers, railroads and other participants across the coal industry and (iii) a proven track record of successfully building, enhancing and managing coal assets in a reliable and cost-effective manner. We intend to leverage these qualities to continue to successfully develop our coal mining assets and efficiently manage our operations. In addition, through our employee services agreement with CONSOL Energy, we will employ engineering, development and operations teams that have significant experience in designing, developing and operating large-scale coal complexes. Our operational management team has an average of 27 years of experience operating assets of our scale and complexity and has expertise in mining under various adverse geologic conditions.

Business Strategies

Our primary business objective is to increase the quarterly cash distribution that we pay to our unitholders over time while supporting the ongoing stability of our cash flows and maximization of our margins. We intend to accomplish this objective by executing the following business strategies:

•	Strategically target compliant coal-fired power plants and continue operational excellence. To reduce our exposure to retirements of coal-fired power plants, we have strategically developed our customer base to include power plants that are positioned to continue operating for the foreseeable future and that are equipped with environmental controls for recent EPA measures. Please read “Business—Our Customers and Contracts.” The Mercury Air and Toxics Standards (“MATS”) rules, in combination with other environmental regulations and economic factors, resulted in the retirement of more than 20 GW of domestic coal-fired generating capacity prior to 2015 and has led to the announcement of more than 40 GW of additional domestic coal-fired generating capacity retirements for the period from 2015 through 2019. However, for the year ended December 31, 2014, we only sold approximately 1.5 million tons of coal, representing 5.7% percent of our total 2014 coal sales, to power plants in our core market states that have announced plans to retire prior to 2020. We believe that coal will continue to be a primary source for the generation of electric power, and that coal-fired power plants able to operate into the future will have a substantial cost advantage compared to other power plants that utilize more expensive fuel sources. Our strategy is to continue to serve these customers under multi-year contracts and operate low-cost longwall mining operations with advanced distribution capabilities and access to key logistics infrastructure. We believe this strategy will position us for long-term success.

•	Complete accretive acquisitions from our sponsor. We expect to make accretive acquisitions of additional assets from CONSOL Energy over time to increase our distributable cash flow per unit. In connection with the completion of this offering, CONSOL Energy will grant to us a right of first offer to acquire its retained 80% undivided interest in the Pennsylvania mining complex, as well as the Baltimore Marine Terminal, the Buchanan mine (subject to CONSOL Energy’s right to contribute all or part of the Buchanan mine to an affiliate in connection with such affiliate’s initial public offering) and Cardinal Gathering. Although we believe that CONSOL Energy’s significant ownership interest in us will incentivize it to provide us with accretive transaction opportunities, CONSOL Energy is under no obligation to present us the opportunity to purchase additional assets from it (including the assets covered by our right of first offer, unless and until it otherwise intends to divest such assets), and we are under no obligation to purchase any assets from CONSOL Energy.

•	Capitalize on industry leading margins and scale. We intend to focus on maintaining high margins by optimizing production from our high-quality reserves and leveraging our extensive logistics infrastructure. The Pennsylvania mining complex generates cash margins which are the highest of our peer coal master limited partnerships and produces more tons of thermal coal annually than any other mining complex in the eastern United States. For the year ended December 31, 2014, the Pennsylvania mining complex generated an average cash margin per ton of $25.27 compared to the average cash margin per ton of $11.80 generated by other coal master limited partnerships, based on management’s computations utilizing data contained in their annual reports on Form 10-K for the year ended December 31, 2014.

•	Focus on safety, compliance and continuous improvement. We intend to continue focusing on our core values of safety, compliance and continuous improvement. We operate some of the industry’s safest underground mines based on data from the Mine Safety Health Administration (“MSHA”). Over the last five years, our MSHA reportable incident rate was, on average, approximately 60% lower than the national underground bituminous coal mine incident rate. Furthermore, our MSHA Significant and Substantial (“MSHA S&S”) citation rate per 100 inspection hours was approximately 48% lower than the industry’s average MSHA S&S citation rate over the twelve-month period ended December 31, 2014. In addition, at the Harvey mine, CONSOL Energy recently constructed the first underground training academy in the United States dedicated to training miners and improving their safety performance and regulatory compliance. We believe that our focus on safety, compliance and continuous improvement promotes greater reliability in our operations, which fosters long-term customer relationships and lower operating costs, which support higher margins.

•	Maintain stable cash flows supported by multi-year, committed and priced sales contracts. We will seek to minimize our direct commodity price exposure and maintain stable cash flows by generating a substantial portion of our revenues from multi-year, committed and priced sales contracts with well-established, creditworthy customers. We intend to further enhance our already strong contract portfolio by focusing on our existing high-quality customer base and extending the duration of our multi-year sales contracts. As of May 11, 2015, the Pennsylvania mining complex’s committed and priced contract portfolio (based on forecasted prices), on a 100% basis, comprised 23.0 million tons, 13.1 million tons and 7.7 million tons for the years ending December 31, 2015, 2016 and 2017, respectively, which represents approximately 93.3%, 53.1% and 31.2%, respectively, of total forecasted production for the twelve months ending June 30, 2016. The forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. While management considers the expectations and assumptions regarding forecasted prices to be reasonable, they are inherently subject to business, economic, competitive, regulatory and other risks and uncertainties, most of which are beyond our control. Please read “Business—Our Customers and Contracts.”

•	Opportunistically pursue strategic acquisitions from third parties. We intend to evaluate opportunities to acquire strategic and economically attractive coal reserves and mining operations from third parties in order to extend the life of our coal reserves and grow our distributable cash flow. We intend to prudently and selectively pursue undeveloped reserves that are adjacent to the Pennsylvania mining complex, as well as active mining operations that are complementary to our existing operations.

•	Opportunistically increase our production capacity. We intend to evaluate increasing the production capacity of the Pennsylvania mining complex if market dynamics for thermal coal are favorable and we are able to secure complimentary sales contracts with attractive margins. The Harvey mine’s existing infrastructure, including its bottom development, slope belt and material handling system, is able to support an additional permanent longwall mining system with moderate additional capital investment in mining equipment.

Our Relationship with CONSOL Energy

One of our principal strengths is our relationship with CONSOL Energy. CONSOL Energy is a Fortune 500 producer of coal and natural gas headquartered in Canonsburg, Pennsylvania. CONSOL Energy and its predecessors have been mining coal, primarily in the Appalachian Basin, since 1864. CONSOL Energy deploys an organic growth strategy focused on efficiently developing its resource base. CONSOL Energy’s premium coal grades are sold to electricity generators, steel makers, coke producers and industrial consumers, both domestically and internationally. In addition, CONSOL Energy is one of the largest independent natural gas exploration, development and production companies with operations focused on the major shale formations of the Appalachian Basin, including the Marcellus Shale. CONSOL Energy is listed on the New York Stock Exchange (“NYSE”) under the symbol “CNX” and had a market capitalization of approximately $6.4 billion as of March 31, 2015.

In connection with the completion of this offering (assuming the underwriters do not exercise their option to purchase additional common units and Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement), we will (i) issue 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy, representing an aggregate 55.8% limited partner interest in us, (ii) issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner and (iii) use the net proceeds from this offering, the proceeds from our Concurrent Private Placement and net borrowings under our new revolving credit facility to make a distribution of approximately $331.0 million to CONSOL Energy. Based on an assumed initial public offering price of $15.00 per common unit, the aggregate value of the common units and subordinated units that will be issued to CONSOL Energy in connection with the completion of this offering is approximately $198.3 million. Please read “—The Offering,” “Use of Proceeds,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates.”

In connection with the completion of this offering, CONSOL Energy will grant to us a right of first offer to acquire its retained 80% undivided interest in the Pennsylvania mining complex, as well as the Baltimore Marine Terminal, the Buchanan mine (subject to CONSOL Energy’s right to contribute all or part of the Buchanan mine to an affiliate in connection with such affiliate’s initial public offering) and Cardinal Gathering. As a result of our right of first offer, we believe that we possess significant growth potential that will be generated through accretive acquisitions of the assets covered by our right of first offer. However, CONSOL Energy is under no obligation to present us the opportunity to purchase additional assets from it (including the assets covered by our right of first offer, unless and until it otherwise intends to divest such assets), and we are under no obligation to purchase any assets from CONSOL Energy. Please read “—Our Initial Assets— Our Right of First Offer.”

Given CONSOL Energy’s significant ownership interests in us following this offering and its intent to utilize us to own, manage and further develop its active Pennsylvania thermal coal operations, we believe that CONSOL Energy will be incentivized to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time; however, we can provide no assurances that we will benefit from our relationship with CONSOL Energy. While our relationship with CONSOL Energy is a significant strength, it is also a source of potential risks and conflicts. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties.”

Concurrent Private Placement

Greenlight Capital has entered into a common unit purchase agreement with us pursuant to which Greenlight Capital has agreed to purchase, and we have agreed to sell, at least 2,000,000 common units and up to 5,000,000 common units at a price per unit equal to $15.00 in the Concurrent Private Placement. We will sell a number of common units to Greenlight Capital in the Concurrent Private Placement, subject to the limitations in the preceding sentence, such that the aggregate number of common units sold in this offering and the Concurrent Private Placement will equal 10,000,000 common units. If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the Concurrent Private Placement. The closing of the Concurrent Private Placement is conditioned upon the closing of this offering on or before July 9, 2015 as well as certain customary closing conditions and will be completed concurrently with the closing of this offering. The closing of this offering is conditioned upon the closing of the Concurrent Private Placement. In connection with our issuance and sale of common units pursuant to the Concurrent Private Placement, we will rely upon the “private placement” exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) thereof and, accordingly, the common units issued to Greenlight Capital will not be registered under the Securities Act. We intend to distribute all of the proceeds from the Concurrent Private Placement to CONSOL Energy. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable).

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, environmental, health, safety and other regulations, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common units.

The Transactions

The Pennsylvania mining complex has been historically owned and operated by CPCC and Conrhein, each a wholly owned subsidiary of CONSOL Energy. Prior to the effective date of the registration statement of which this prospectus forms a part, each of CPCC and Conrhein contributed to CNX Thermal Holdings all of its respective right, title and interest in and to a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex. CNX Thermal Holdings is a direct, wholly owned subsidiary of CNX Operating, which is a direct, wholly owned subsidiary of CONSOL Energy.

We were formed on March 16, 2015 by CONSOL Energy and our general partner. In connection with the closing of this offering, CONSOL Energy will contribute to us a 20% undivided interest in, and management and operational control over, the Pennsylvania mining complex through CONSOL Energy’s contribution to us of CNX Operating, which is the sole member of CNX Thermal Holdings.

In addition, in connection with this offering, we will:

•	issue 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy, representing a 55.8% limited partner interest in us, and issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

•	issue 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement, representing a 21.1% limited partner interest in us, and distribute the proceeds to CONSOL Energy;

•	issue 5,000,000 common units to the public, representing a 21.1% limited partner interest in us, and will apply the net proceeds as described in “Use of Proceeds”;

•	enter into a new $400 million revolving credit facility and make an initial draw of $200.0 million, the net proceeds of which will be distributed to CONSOL Energy at the closing of this offering; and

•	enter into an operating agreement, employee services agreement, contract agency agreement, terminal and throughput agreement, cooperation and safety agreement, water supply and services agreement, omnibus agreement and contribution agreement with CONSOL Energy as described in “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

The number of common units to be issued to CONSOL Energy includes 750,000 common units that will be issued at the expiration of the underwriters’ option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters’ option would reduce the common units shown as held by CONSOL Energy by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to CONSOL Energy at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters’ option to make a cash distribution to CONSOL Energy.

The number of common units to be issued to the public assumes that Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement. Greenlight Capital has entered into a common unit purchase agreement with us pursuant to which Greenlight Capital has agreed to purchase, and we have agreed to sell, at least 2,000,000 common units and up to 5,000,000 common units at a price per unit equal to $15.00 in the Concurrent Private Placement. We will sell a number of common units to Greenlight Capital in the Concurrent Private Placement, subject to the limitations in the preceding sentence, such that the aggregate number of common units sold in this offering and the Concurrent Private Placement will equal 10,000,000 common units. If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the Concurrent Private Placement.

Ownership and Organizational Structure

After giving effect to the transactions described above, assuming the underwriters’ option to purchase additional common units from us is not exercised and Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement, our partnership interests will be held as follows:

Common units held by the public	21.1%	(1)
Common units held by Greenlight Capital	21.1%	(1)
Common units held by our sponsor	6.8%	(1)
Subordinated units held by our sponsor	49.0%	(1)
General partner interest held by our general partner	2.0%	(1)
Incentive distribution rights held by our general partner	—%	(2)

Total	100.0%

(1)	If the underwriters exercise in full their option to purchase additional common units and Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement, the public common units will represent a 24.3% limited partner interest in us, and the common units and subordinated units held by our sponsor will represent 3.6% and 49.0% limited partner interests, respectively, in us.
(2)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.” Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of our incentive distribution rights will be issued to our general partner.

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.

(1)	If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the Concurrent Private Placement. The number of common units and subordinated units that CONSOL Energy owns will not change regardless of the number of common units Greenlight Capital purchases in the Concurrent Private Placement.

Management of CNX Coal Resources LP

We are managed and operated by the board of directors and executive officers of CNX Coal Resources GP LLC, our general partner. CONSOL Energy is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the NYSE. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve as executive officers of CONSOL Energy. Please read “Management—Directors and Executive Officers of CNX Coal Resources GP LLC.”

Neither we nor our subsidiaries will have any employees. The directors and executive officers of our general partner will manage our operations and activities. Under our employee services agreement, CONSOL Energy’s employees will continue to mine and process coal from the Pennsylvania mining complex, subject to our direction and control under the operating agreement. All of the field-level employees required to conduct and support our operations will be employed by CONSOL Energy and will be subject to the employee services agreement. Please read “Business—Our Operating Agreement with CONSOL Energy” and “Business—Our Employee Services Agreement with CONSOL Energy.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania, 15317, and our telephone number is (724) 485-4000. Following the completion of this offering, our website will be located at www.cnxlp.com. We expect to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is in the best interests of our partnership. However, because our general partner is a wholly owned subsidiary of CONSOL Energy, the officers and directors of our general partner have a duty to manage the business of our general partner in a manner that is also in the best interests of CONSOL Energy. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including CONSOL Energy, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive cash distributions. In addition, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period. All of these actions are permitted under our partnership agreement and will not be a breach of any duty (fiduciary or otherwise) of our general partner. Please read “Conflicts of Interest and Duties.”

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership. As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including CONSOL Energy and its affiliates, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of Our General Partner” and “Certain Relationships and Related Party Transactions.”

The Offering

Common units offered to the public	5,000,000 common units.

5,750,000 common units if the underwriters exercise in full their option to purchase additional common units from us.

The number of common units to be issued to the public assumes that Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement. Greenlight Capital has entered into a common unit purchase agreement with us pursuant to which Greenlight Capital has agreed to purchase, and we have agreed to sell, at least 2,000,000 common units and up to 5,000,000 common units at a price per unit equal to $15.00 in the Concurrent Private Placement. We will sell a number of common units to Greenlight Capital in the Concurrent Private Placement, subject to the limitations in the preceding sentence, such that the aggregate number of common units sold in this offering and the Concurrent Private Placement will equal 10,000,000 common units. If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the Concurrent Private Placement.

Units outstanding after this offering	11,611,067 common units, representing a 49% limited partner interest in us, and 11,611,067 subordinated units, representing a 49% limited partner interest in us.

In addition, we will issue a 2% general partner interest to our general partner.

The number of common units outstanding after this offering includes 750,000 common units that are available to be issued to the underwriters pursuant to their option to purchase additional common units from us. The number of common units purchased by the underwriters pursuant to any exercise of the option will be sold to the public. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to CONSOL Energy at the expiration of the option period for no additional consideration. Accordingly, any exercise of the underwriters’ option, in whole or in part, will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Use of proceeds

Assuming that Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement and the underwriters’ option to purchase additional common units is not exercised, we expect to receive (i) net proceeds of approximately $66.0 million from the sale of 5,000,000 common units offered by this prospectus, based on an assumed initial public offering price of $15.00 per common unit, after deducting the underwriting discount, structuring fees and estimated offering expenses and (ii) proceeds of $75.0 million from the sale of 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement.

Assuming that Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement and the underwriters exercise in full their option to purchase an additional 750,000 common units, we expect to receive (i) net proceeds of approximately $76.5 million from the sale of 5,750,000 common units offered by this prospectus, based on an assumed initial public offering price of $15.00 per common unit, after deducting the underwriting discount, structuring fees and estimated offering expenses and (ii) proceeds of $75.0 million from the sale of 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement.

We intend to distribute all of the net proceeds from this offering to CONSOL Energy. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 750,000 additional common units, if any, will be issued to CONSOL Energy at the expiration of the option period. Any such common units issued to CONSOL Energy will be issued for no additional consideration. We will use any net proceeds from the exercise of the underwriters’ option to make a cash distribution to CONSOL Energy. We intend to distribute all of the proceeds from the Concurrent Private Placement to CONSOL Energy. If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the Concurrent Private Placement.

Cash distributions	We intend to make a minimum quarterly distribution of $0.5125 per unit to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash as “available cash.” Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

We do not expect to make distributions for the period that began on April 1, 2015 and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through September 30, 2015 based on the number of days in that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.5125 plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.5125; and

•	third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.58938.

If cash distributions to our unitholders exceed $0.58938 per unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.58938 per unit for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.64063 per unit for that quarter;

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.76875 per unit for that quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to distributable cash flow per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Pro forma distributable cash flow that was generated during the year ended December 31, 2014 and the twelve months ended March 31, 2015 was approximately $91.6 million and $82.2 million, respectively. The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering and the corresponding distributions on our general partner’s 2% general partner interest is approximately $48.6 million (or an average of approximately $12.1 million per quarter). As a result, for the year ended December 31, 2014 and the twelve months ended March 31, 2015, on a pro forma basis, we would have generated sufficient distributable cash flow to support the payment of the aggregate annualized minimum quarterly distribution on all of our common units and subordinated units and the corresponding distributions on our general partner’s 2% general partner interest for each of those periods. Please read “Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016,” that we will generate sufficient distributable cash flow to support the payment of the aggregate minimum quarterly distributions of $48.6 million on all of our common units and subordinated units and the corresponding distributions on our general partner’s 2% general partner interest for the twelve months ending June 30, 2016. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Following the completion of this offering, CONSOL Energy will own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (i) $2.05 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2% general partner interest for each of three consecutive, non-overlapping four quarter periods ending on or after June 30, 2018 or (ii) $3.08 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2% general partner interest and the related distributions on the incentive distribution rights for any four-quarter period ending on or after June 30, 2016, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Issuance of additional partnership interests	Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Following the completion of this offering, CONSOL Energy will own 56.9% of our total outstanding common units and subordinated units on an aggregate basis (or 53.7% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders will have limited ability to remove our general partner. Please read “Our Partnership Agreement—Voting Rights.”

Limited call right

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Following the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 13.9% of our common units (excluding any common units purchased by the directors, director nominees and executive officers of our general partner, directors of CONSOL Energy and certain other individuals as selected by CONSOL Energy under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending June 30, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own 56.9% of our outstanding common units (excluding any common units purchased by the directors, director nominees and executive officers of our general partner, directors of CONSOL Energy and certain other individuals as selected by CONSOL Energy under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read “Our Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2018, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 35% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $2.05 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.72 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions.”

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences.”

Directed unit program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 7.5% of the common units being offered by this prospectus for sale to the directors, director nominees and executive officers of our general partner, directors of CONSOL Energy and certain other individuals as selected by CONSOL Energy. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Directed Unit Program.”

Exchange listing	Our common units have been approved for listing on the NYSE under the symbol “CNXC.”

Summary Historical and Pro Forma Financial and Operating Data

The following table presents summary historical financial data of our Predecessor and summary unaudited pro forma financial data of CNX Coal Resources LP for the periods and as of the dates indicated. The following summary historical financial data of our Predecessor reflects a 20% undivided interest in CPCC and Conrhein’s combined assets, liabilities, revenues and expenses. Prior to the effective date of the registration statement of which this prospectus forms a part, each of CPCC and Conrhein contributed to CNX Thermal Holdings all of its respective right, title and interest in and to a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex. In connection with the closing of this offering, CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating, which is the sole member of CNX Thermal Holdings. Please read “Prospectus Summary—The Transactions.”

The summary historical financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical interim financial data of our Predecessor as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 are derived from the unaudited financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical, unaudited interim and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma financial data presented in the following table for the year ended December 31, 2014 and the three months ended March 31, 2015 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of March 31, 2015, and the unaudited pro forma combined statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015, assume the offering and the related transactions occurred as of January 1, 2014. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	CONSOL Energy’s contribution to us of all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex;

•	our entry into a new $400 million revolving credit facility and initial draw of $200 million, the net proceeds of which will be distributed to CONSOL Energy at the closing of this offering;

•	our entry into an operating agreement, employee services agreement, contract agency agreement, terminal and throughput agreement, cooperation and safety agreement, water supply and services agreement, omnibus agreement and contribution agreement with CONSOL Energy as described in “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions;”

•	our issuance of 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement and our distribution of the proceeds thereof to CONSOL Energy;

•	the consummation of this offering and our issuance of (i) 5,000,000 common units to the public, (ii) a 2% general partner interest and the incentive distribution rights to our general partner and (iii) 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma combined statements of operations do not give effect to an estimated $2.4 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership.

	CNX Coal Resources LP Predecessor Historical				CNX Coal Resources LP Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2014	2013	2015	2014	2014	2015
	(in thousands, except per ton and per unit data)
Statement of Operations Data:
Coal revenue	$323,398	$271,467	$ 76,887	$82,416	$323,398	$76,887
Freight revenue	3,353	3,556	474	1,486	3,353	474
Other income	7,580	1,336	216	300	7,371	152
Gain (loss) on sale of assets	148	(124)	15	108	153	15

Total revenue and other income	334,479	276,235	77,592	84,310	334,275	77,528

Operating and other costs	172,863	152,054	42,275	38,217	168,103	43,133
Royalties and production taxes	14,169	11,046	2,831	3,642	14,169	2,831
Selling and direct administrative expenses	6,444	5,687	1,293	1,642	4,710	1,178
Depreciation, depletion and amortization	33,949	25,306	8,970	7,032	33,786	8,929
Freight expense	3,353	3,556	474	1,486	3,353	474
General and administrative expenses—related party (1)	5,198	4,521	1,047	1,251	5,264	1,316
Other corporate expenses	7,658	7,680	972	2,676	7,658	972
Interest expense	6,946	2,093	2,381	471	7,961	1,991

Total costs	250,580	211,943	60,243	56,417	245,004	60,824

Net income	$83,899	$64,292	$ 17,349	$27,893	$89,271	$16,704

Pro forma general partner interest in net income					$1,785	$334
Pro forma net income per limited partner unit (basic and diluted):
Common units					$3.77	$0.70
Subordinated units					$3.77	$0.70

Balance Sheet Data (at period end):
Property, plant and equipment, net	$398,886	$374,284	$397,665			$377,492
Total assets	418,811	392,760	420,070			414,051
Total invested equity / partners’ capital	170,626	119,817	170,776			166,176

Cash Flow Statement Data:
Net cash provided by operating activities	$114,109	$94,416	$27,444	$36,800
Net cash used in investing activities	(52,824)	(67,628)	(6,491)	(19,648)
Net cash used in financing activities	(61,285)	(26,789)	(20,952)	(17,152)

Coal Reserves, Production and Sales Data:
Recoverable reserves (at period end)	157,127	125,066			157,127
Coal tons produced	5,213	4,287	1,302	1,286	5,213	1,302
Coal tons sold	5,227	4,246	1,307	1,275	5,227	1,307
Average sales price per ton	$61.88	$63.93	$58.82	$64.66	$61.88	$58.82
Average costs per ton sold	$42.74	$44.53	$42.73	$40.29	$41.60	$42.64
Average cash margin per ton (2)	$25.27	$24.98	$22.58	$29.45	$26.41	$22.67

Other Data:
Capital expenditures	$68,061	$82,182	$6,510	$34,839
Adjusted EBITDA (3)	$125,150	$96,435	$29,155	$36,653	$131,374	$28,079

(1)	General and administrative expenses—related party for the pro forma year ended December 31, 2014 and the three months ended March 31, 2015 do not give effect to annual incremental general and administrative expenses of approximately $2,418 that we expect to incur as a result of being a publicly traded partnership.
(2)	Average cash margin per ton is an operating ratio derived from non-GAAP measures. For our calculation of average cash margin per ton, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(3)	For our definition of the non-GAAP financial measure of adjusted EBITDA and a reconciliation of adjusted EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus, including the matters addressed under “Forward-Looking Statements,” in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations, cash flows and ability to make cash distributions could be materially adversely affected. In that case, we may not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

In order to support the payment of the minimum quarterly distribution of $0.5125 per unit per quarter, or $2.05 per unit on an annualized basis, we must generate distributable cash flow of approximately $12.1 million per quarter, or approximately $48.6 million per year, based on the number of common units and subordinated units and the general partner interest to be outstanding immediately following the completion of this offering. We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the amount of coal we are able to produce from our mines and the efficiency of our mining, preparation and transportation of coal, which could be adversely affected by, among other things, operating difficulties, unfavorable geologic conditions, inclement or hazardous weather conditions and natural disasters or other force majeure events;

•	the levels of our operating expenses, general and administrative expenses and capital expenditures;

•	the fees and expenses of our general partner and its affiliates (including our sponsor) that we are required to reimburse;

•	the amount of cash reserves established by our general partner;

•	restrictions on distributions contained in our debt agreements;

•	our ability to borrow under our debt agreements and/or to access the capital markets to fund our capital expenditures and operating expenditures and to pay distributions;

•	our debt service requirements and other liabilities;

•	the loss of, or significant reduction in, purchases by our largest customers;

•	the level and timing of our capital expenditures;

•	fluctuations in our working capital needs;

•	the cost of acquisitions, if any; and

•	other business risks affecting our cash levels.

In addition, the actual amount of distributable cash flow that we generate will also depend on other factors, some of which are beyond our control, including:

•	overall domestic and global economic and industry conditions, including the market price of, supply of and demand for domestic and foreign coal;

•	the consumption pattern of industrial consumers, electricity generators and residential users;

•	the price and availability of alternative fuels for electricity generation, especially natural gas;

•	competition from other coal suppliers;

•	the impact of domestic and foreign governmental laws and regulations, including environmental and climate change regulations and regulations affecting the coal mining industry and coal-fired power plants, and delays in the receipt of, failure to receive, failure to maintain or revocation of necessary governmental permits;

•	the costs associated with our compliance with domestic and foreign governmental laws and regulations, including environmental and climate change regulations;

•	technological advances affecting energy consumption;

•	the costs, availability and capacity of transportation infrastructure;

•	the cost and availability of skilled labor (including miners), the effects of new or expanded health and safety regulations and work stoppages and other labor difficulties; and

•	changes in tax laws.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions and estimates underlying the forecast of adjusted EBITDA and distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual adjusted EBITDA and distributable cash flow to differ materially from our forecast.

The forecast of adjusted EBITDA and distributable cash flow set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2016. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions and estimates that may not prove to be correct and that are discussed in “Cash Distribution Policy and Restrictions on Distributions.” Our management has prepared the financial forecast and has neither requested nor received an opinion or report on it from our or any other independent auditor. Although we consider the assumptions and estimates underlying our forecast of adjusted EBITDA and distributable cash flow to be reasonable as of the date of this prospectus, those assumptions and estimates are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual adjusted EBITDA and distributable cash flow to differ materially from our forecast. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units, in which event the trading price of our common units could materially decline and you could lose all or part of your investment.

Our growth strategy primarily depends on us acquiring additional undivided interests in the Pennsylvania mining complex, as well as the other assets covered by our right of first offer, from our sponsor.

Our primary strategy for growing our business and increasing distributions to our unitholders is to make acquisitions that increase our distributable cash flow. The primary component of our growth strategy is based upon our expectation of future divestitures by our sponsor to us of portions of its retained 80% undivided interest in the Pennsylvania mining complex, as well as the other assets covered by our right of first offer. We have a right of first offer pursuant to our omnibus agreement to purchase the undivided interest in the Pennsylvania mining complex retained by our sponsor following the completion of this offering, as well as the Baltimore Marine Terminal, the Buchanan mine and Cardinal Gathering, that our sponsor subsequently elects to sell. However, our sponsor is under no obligation to present us the opportunity to purchase additional assets from it (including the assets covered by our right of first offer, unless and until it otherwise intends to divest such assets), and we are under no obligation to purchase any assets from our sponsor. We may never purchase any assets covered by our right of first offer for several reasons, including the following:

•	our sponsor may choose not to sell all or any portion of the assets covered by our right of first offer;

•	we may not make offers for the assets covered by our right of first offer;

•	we and our sponsor may be unable to agree to terms acceptable to both parties;

•	we may be unable to obtain financing to purchase the assets covered by our right of first offer on acceptable terms or at all; or

•	we may be prohibited by the terms of our debt agreements (including our new revolving credit facility) or other contracts from purchasing all or any portion of the assets covered by our right of first offer, and our sponsor may be prohibited by the terms of its debt agreements or other contracts from selling all or any portion of such assets. If we or our sponsor must seek waivers of such provisions or refinance debt governed by such provisions in order to consummate a sale of all or a portion of the assets covered by our right of first offer, we or our sponsor may be unable to do so in a timely manner or at all.

We do not know when or if our sponsor will determine to sell all or any portion of the assets covered by our right of first offer, and we can provide no assurance that we will be able to successfully consummate any future acquisition of all or any portion of such assets. In addition, our right of first offer will terminate (i) with respect to CONSOL Energy’s retained 80% undivided interest in the Pennsylvania mining complex, upon the date that CONSOL Energy no longer controls our general partner and (ii) with respect to the Baltimore Marine Terminal, the Buchanan mine and Cardinal Gathering, upon the earlier of the fifth anniversary of the closing of this offering or the date that CONSOL Energy no longer controls our general partner or, with respect to the Buchanan mine, the contribution by CONSOL Energy of all or part of the Buchanan mine to an affiliate of CONSOL Energy in connection with such affiliate’s initial public offering. Moreover, CONSOL Energy has previously announced an intention to contribute the Buchanan mine and related assets to a corporate subsidiary in anticipation of conducting an initial public offering of its metallurgical coal business. If CONSOL Energy is successful in completing such initial public offering of its metallurgical coal business, our right of first offer will terminate with respect to the Buchanan mine. Furthermore, if our sponsor reduces its ownership interest in us, it may be less willing to sell to us all or a portion of the assets covered by our right of first offer. In addition, except for our right of first offer, there are no restrictions on our sponsor’s ability to transfer the assets covered by our right of first offer to a third party. If we do not acquire all or a significant portion of the assets covered by our right of first offer held by our sponsor, our ability to grow our business and increase our cash distributions to our unitholders may be significantly limited.

We face uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

Coal is economically recoverable when the price at which coal can be sold exceeds the costs and expenses of mining and selling the coal. Forecasts of our future performance are based on, among other things, estimates of our recoverable coal reserves. We base our reserve information on geologic data, coal ownership information and current and proposed mine plans. These estimates are periodically updated to reflect past coal production, new drilling information and other geologic or mining data. There are numerous uncertainties inherent in estimating quantities and qualities of coal and costs to mine recoverable reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Some of the factors and assumptions which impact economically recoverable coal reserve estimates include:

•	geological and mining conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	our ability to obtain, maintain and renew all required permits;

•	future improvements in mining technology;

•	assumptions related to future prices; and

•	future operating costs, including the cost of materials, and capital expenditures.

Each of the factors that impacts reserve estimation may vary considerably from the assumptions used in estimating the reserves. For these reasons, estimates of coal reserves may vary substantially. Actual production, revenues and expenditures with respect to our coal reserves will likely vary from estimates, and these variances may be material. As a result, our estimates may not accurately reflect our actual coal reserves.

Our inability to acquire additional coal reserves that are economically recoverable may have a material adverse effect on our future profitability.

Our profitability depends substantially on our ability to mine, in a cost-effective manner, coal reserves that possess the quality characteristics our customers desire. Because our reserves decline as we mine our coal, our future profitability depends upon our ability to acquire additional coal reserves that are economically recoverable to replace the reserves we produce. If we fail to acquire or develop sufficient additional reserves over the long term to replace the reserves depleted by our production, our existing reserves will eventually be depleted. Please read “Business—Coal Reserves.”

Deterioration in the global economic conditions in any of the industries in which our customers operate, a worldwide financial downturn, such as the 2008—2009 financial crisis, or negative credit market conditions could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

Economic conditions in a number of industries in which our customers operate, such as electric power generation and steelmaking, substantially deteriorated in recent years and reduced the demand for coal. According to Wood Mackenzie, thermal coal production in the Northern Appalachian Basin is expected to gradually decline, with 85 million tons per year expected to be produced by 2035, representing a compounded annual decline of 1.5% from 118 million tons in 2014. Although global industrial activity recovered from 2009 levels, the general economic challenges for some of our customers continued in 2014 and the outlook is uncertain. Renewed or continued weakness in the economic conditions of any of the industries served by our customers could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions. For example:

•	demand for electricity in the United States is impacted by levels of industrial activity, which if weakened would negatively impact our revenues, margins and profitability;

•	demand for metallurgical coal depends on domestic and foreign steel demand, which if weakened would negatively impact our ability to sell thermal coal as higher-priced metallurgical coal;

•	the tightening of credit or lack of credit availability to our customers could adversely affect our ability to collect our trade receivables; and

•	our ability to access the capital markets may be restricted at a time when we intend to raise capital for our business, including for exploration and/or development of coal reserves.

Decreases in demand for electricity and changes in coal consumption patterns of U.S. electric power generators could adversely affect our business.

Our business is closely linked to domestic demand for electricity, and any changes in coal consumption by U.S. electric power generators would likely impact our business over the long term. According to the EIA, as of June 2014, the domestic electric power sector accounts for more than 93% of total U.S. coal consumption. In 2014, the Pennsylvania mining complex sold approximately 88% of its coal to U.S. electric power generators, and we have multi-year contracts in place with these electric power generators for a significant portion of our future production. The amount of coal consumed by the electric power generation industry is affected by, among other things:

•	general economic conditions, particularly those affecting industrial electric power demand, such as a downturn in the U.S. economy and financial markets;

•	overall demand for electricity;

•	indirect competition from alternative fuel sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind and solar power, and the location, availability, quality and price of those alternative fuel sources;

•	environmental and other governmental regulations, including those impacting coal-fired power plants; and

•	energy conservation efforts and related governmental policies.

For example, the relatively recent low price of natural gas has resulted, in some instances, in domestic electric generators increasing natural gas consumption while decreasing coal consumption. Federal and state mandates for increased use of electricity derived from renewable energy sources could affect demand for our coal. Please read “Risk Factors—Risks Related to Environmental, Health, Safety and Other Regulations.” Such mandates, combined with other incentives to use renewable energy sources, such as tax credits, could make alternative fuel sources more competitive with coal. A decrease in coal consumption by the electric power generation industry could adversely affect the price of coal, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

According to the EIA, although electricity demand fell in only three years between 1950 and 2007, it declined in four of the five years between 2008 and 2012. The largest drop in electricity demand occurred in 2009, primarily as the result of the steep economic downturn from late 2007 through 2009, which led to a large drop in electricity sales in the industrial sector. Other factors, such as efficiency improvements associated with new appliance standards in the buildings sectors and overall improvement in the efficiency of technologies powered by electricity, have slowed electricity demand growth and may contribute to slower growth in the future, even as the U.S. economy continues its recovery. Further decreases in the demand for electricity, such as decreases that could be caused by a worsening of current economic conditions, a prolonged economic recession or other similar events, could have a material adverse effect on the demand for coal and on our business over the long term.

Changes in the coal industry that affect our customers, such as those caused by decreased electricity demand and increased competition, could also adversely affect our business. Indirect competition from natural gas-fired plants that are relatively less expensive to construct and less difficult to permit has the most potential to displace a significant amount of coal-fired electric power generation in the near term, particularly older, less efficient coal-fired powered generators. In addition, uncertainty caused by federal and state regulations could cause coal customers to be uncertain of their coal requirements in future years, which could adversely affect our ability to sell coal to our customers under multi-year sales contracts.

Prices for coal are volatile and can fluctuate widely based upon a number of factors beyond our control, including oversupply relative to the demand available for our coal, weather and the price and availability of alternative fuels. A substantial or extended decline in the prices we receive for our coal could adversely affect our business, results of operations, financial condition, cash flows and ability to make cash distributions to our unitholders.

Our financial results are significantly affected by the prices we receive for our coal and depend, in part, on the margins that we receive on sales of our coal. Our margins reflect the price we receive for our coal over our cost of producing and transporting our coal. Prices and quantities under our multi-year sales contracts are generally based on expectations of future coal prices at the time the contract is entered into, renewed, extended or re-opened. The expectation of future prices for coal depends upon many factors beyond our control, including the following:

•	the market price for coal;

•	overall domestic and global economic conditions, including the supply of and demand for domestic and foreign coal;

•	the consumption pattern of industrial consumers, electricity generators and residential users;

•	weather conditions in our markets that affect the demand for thermal coal;

•	competition from other coal suppliers;

•	the price and availability of alternative fuels for electricity generation, especially natural gas;

•	technological advances affecting energy consumption;

•	the costs, availability and capacity of transportation infrastructure;

•	the impact of domestic and foreign governmental laws and regulations, including environmental and climate change regulations and regulations affecting the coal mining industry and coal-fired power plants, and delays in the receipt of, failure to receive, failure to maintain or revocation of necessary governmental permits; and

•	increased utilization by the steel industry of electric arc furnaces or pulverized coal injection processes, which reduce or eliminate the use of furnace coke, an intermediate product produced from metallurgical coal, and generally decrease the demand for metallurgical coal.

The coal industry also faces concerns with respect to oversupply from time to time. For example, the unusually warm 2011/2012 winter left utilities with large coal stockpiles and depressed the demand for thermal coal. Currently, China, a key participant in the seaborne market, has experienced a decrease in demand for imports while there has been an increase in availability of supply, primarily from Australia. Please read “Industry—Coal Industry Trends—Current Weakness in Seaborne Market” for additional information. A substantial or extended decline in the prices we receive for our coal could adversely affect our business, results of operations, financial condition, cash flows and ability to make cash distributions to our unitholders.

Competition within the coal industry may adversely affect our ability to sell coal. Increased competition or a loss of our competitive position could adversely affect our sales of, or our prices for, our coal, which could impair our profitability. In addition, foreign currency fluctuations could adversely affect the competitiveness of our coal abroad.

We compete with other producers primarily on the basis of price, coal quality, transportation costs and reliability of delivery. We compete with coal producers in various regions of the United States and with some foreign coal producers for domestic sales primarily to electric power generators. We also compete with both domestic and foreign coal producers for sales in international markets. Demand for our coal by our principal customers is affected by the delivered price of competing coals, other fuel supplies and alternative generating sources, including nuclear, natural gas, oil and renewable energy sources, such as hydroelectric and wind power. We sell coal to foreign electricity generators and to the more specialized metallurgical coal market, both of which are significantly affected by international demand and competition.

We cannot assure you that competition from other producers will not adversely affect us in the future. The coal industry has experienced consolidation in recent years, including consolidation among some of our major competitors. As a result, a substantial portion of coal production is from companies that have significantly greater resources than we do. We cannot assure you that the result of current or further consolidation in the coal industry will not adversely affect us. In addition, increases in coal prices could encourage existing producers to expand capacity or could encourage new producers to enter the market. If overcapacity results, the prices of and demand for our coal could significantly decline, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

In addition, we face competition from foreign producers that sell their coal in the export market. Potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit coal producers operating in countries other than the United States. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable foreign trade policies or other arrangements. In addition, coal is sold internationally in U.S. dollars and, as a result, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide our foreign competitors with a competitive advantage. If our competitors’ currencies decline against the U.S. dollar or against our foreign customers’ local currencies, those competitors may be able to offer lower prices for coal to our customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal we sell to them. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions. Please read “Business—Competition.”

Our business involves many hazards and operating risks, some of which may not be fully covered by insurance. The occurrence of a significant accident or other event that is not fully insured could curtail our operations and have a material adverse effect on our ability to distribute cash and, accordingly, the market price for our common units.

Our mining operations, including our transportation infrastructure, are subject to many hazards and operating risks. In particular, underground mining and related processing activities present inherent risks of injury to persons and damage to property and equipment. Our mines are subject to a number of operating risks that could disrupt operations, decrease production and increase the cost of mining for varying lengths of time, thereby adversely affecting our operating results. In addition, if coal production declines, we may not be able to produce sufficient amounts of coal to deliver under our multi-year sales contracts. Our inability to satisfy contractual obligations could result in our customers initiating claims against us. The operating risks that may have a significant impact on our coal operations include:

•	variations in thickness of the layer, or seam, of coal;

•	adverse geologic conditions, including amounts of rock and other natural materials intruding into the coal seam, that could affect the stability of the roof and the side walls of the mine;

•	environmental hazards;

•	mining and processing equipment failures and unexpected maintenance problems;

•	fires or explosions, including as a result of methane, coal, coal dust or other explosive materials, and/or other accidents;

•	inclement or hazardous weather conditions and natural disasters or other force majeure events;

•	seismic activities, ground failures, rock bursts or structural cave-ins or slides;

•	delays in moving our longwall equipment;

•	railroad derailments;

•	security breaches or terroristic acts; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

•	personal injury or loss of life;

•	damage to and destruction of property, natural resources and equipment, including our coal properties and our coal production or transportation facilities;

•	pollution and other environmental damage to our properties or the properties of others;

•	potential legal liability and monetary losses;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

In addition, the total cost of coal sold and overall coal production may be adversely affected by various factors. For example, unit costs were negatively impacted in 2014 due to adverse geological conditions at the Enlow Fork mine, primarily related to sandstone intrusions, along with adverse geological conditions and equipment issues at the Harvey mine, primarily related to sandstone intrusions, which resulted in reduced coal production at both the Enlow Fork and Harvey mines. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Cost of Coal Sales.”

Although we maintain insurance for a number of risks and hazards, we may not be insured or fully insured against the losses or liabilities that could arise from a significant accident in our coal operations. We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. Moreover, a significant mine accident could potentially cause a mine shutdown. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

In addition, if any of the foregoing changes, conditions or events occurs and is not excusable as a force majeure event, any resulting failure on our part to deliver coal to the purchaser under our contracts could result in economic penalties, suspension or cancellation of shipments or ultimately termination of the agreement, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

All of our mines are part of a single mining complex and are exclusively located in the Northern Appalachian Basin, making us vulnerable to risks associated with operating in a single geographic area.

All of our operations are conducted at a single mining complex located in the Northern Appalachian Basin in southwestern Pennsylvania. The geographic concentration of our operations at the Pennsylvania mining complex may disproportionately expose us to disruptions in our operations if the region experiences severe weather, transportation capacity constraints, constraints on the availability of required equipment, facilities, personnel or services, significant governmental regulation or natural disasters. If any of these factors were to impact the Northern Appalachian Basin more than other coal producing regions, our business, financial condition, results of operations and ability to make cash distributions will be adversely affected relative to other mining companies that have a more geographically diversified asset portfolio.

The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our coal or impair our ability to supply coal to our customers.

Transportation logistics play an important role in allowing us to supply coal to our customers. Any significant delays, interruptions or other limitations on the ability to transport our coal could negatively affect our operations. Currently, all of our coal is transported from the Pennsylvania mining complex by rail. Delays and interruptions of rail services because of accidents, infrastructure damage, lack of rail or port capacity, weather-related problems, governmental regulation, terrorism, strikes, lock-outs, third-party actions or other events could temporarily impair our ability to supply coal to customers and adversely affect our profitability. In addition, transportation costs represent a significant portion of the delivered cost of coal and, as a result, the cost of delivery is a critical factor in a customer’s purchasing decision. Increases in transportation costs, including increases resulting from emission control requirements and fluctuations in the price of locomotive diesel fuel and demurrage, could make our coal less competitive, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

Any significant downtime of our major pieces of mining equipment, including our preparation plant, could impair our ability to supply coal to our customers and materially and adversely affect our results of operations.

We depend on several major pieces of mining equipment to produce and transport our coal, including, but not limited to, longwall mining systems, continuous mining units, our preparation plant and related facilities, conveyors and transloading facilities. If any of these pieces of equipment or facilities suffered major damage or were destroyed by fire, abnormal wear, flooding, incorrect operation or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost, which would impact our ability to produce and transport coal and materially and adversely affect our business, results of operations, financial condition, cash flows and ability to make cash distributions to our unitholders.

All of the coal from our mines is processed at a single preparation plant and loaded on to rail cars using a single train loadout facility. If either of our preparation plant or train loadout facility suffers extended downtime, including from major damage, or is destroyed, our ability to process and deliver coal to our customers would be materially impacted, which would materially adversely affect our business, results of operations, financial condition, cash flows and ability to make cash distributions to our unitholders.

If our customers do not extend existing contracts, do not enter into new multi-year sales contracts or do not honor their existing contracts, our profitability could be adversely affected.

During the year ended December 31, 2014, approximately 59% of the coal we produced was sold under multi-year sales contracts. If a substantial portion of our multi-year sales contracts are modified or terminated (or if force majeure is exercised) and we are unable to replace the contracts (or if new contracts are priced at lower levels), our profitability could be adversely affected. In addition, if customers refuse to accept shipments of our coal for which they have an existing contractual obligation, our revenues will decrease and we may have to reduce production at our mines until our customer’s contractual obligations are honored.

The profitability of our multi-year sales contracts depends on a variety of factors, which vary from contract to contract and fluctuate during the contract term, including our production costs and other factors. Price changes, if any, provided in multi-year sales contracts may not reflect our cost increases and, therefore, increases in our costs may reduce our profit margins. In addition, during periods of declining market prices, provisions in our multi-year sales contracts for adjustment or renegotiation of prices and other provisions may increase our exposure to short-term coal price volatility. As a result, we may not be able to obtain multi-year agreements at favorable prices compared to either market conditions, as they may change from time to time, or our cost structure, which may reduce our profitability.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions.

We derive a significant portion of our revenues from four customers: Duke Energy Corporation (“Duke Energy”), GenOn Energy, Inc. (“GenOn Energy”), the South Carolina Public Service Commission (the “SCPSC”) and Xcoal Energy & Resources (“Xcoal Energy”). For the three months ended March 31, 2015, the Pennsylvania mining complex derived approximately 16.3%, 15.2%, 11.7% and 10.0% of its total coal sales revenues from Xcoal Energy, Duke Energy, GenOn Energy and the SCPSC, respectively. For the year ended December 31, 2014, the Pennsylvania mining complex derived approximately 17.2%, 15.2%, 9.8% and 7.1% of its total coal sales revenues from Duke Energy, GenOn Energy, the SCPSC and Xcoal Energy, respectively. For the year ended December 31, 2013, the Pennsylvania mining complex derived approximately 14.0%, 12.9%, 12.6% and 11.9% of its total coal sales revenues from Duke Energy, GenOn Energy, Xcoal Energy and the SCPSC, respectively. There are inherent risks whenever a significant percentage of total revenues are concentrated with a limited number of customers, and it is not possible for us to predict the future level of demand for our coal that will be generated by our largest customers. In addition, revenues from our largest customers may fluctuate from time to time based on numerous factors, including market conditions, which may be outside of our control. As of December 31, 2014, we had approximately 12 sales agreements with these customers that expire at various times from 2015 to 2018. We are currently discussing the extension of existing agreements or entering into new multi-year sales agreements with these customers, but these negotiations may not be successful and these customers may not continue to purchase coal from us under multi-year sales agreements or at all. In addition, if any of our largest customers experience declining revenues due to market, economic or competitive conditions, we could be pressured to reduce the prices that we charge for our coal, which could have an adverse effect on our margins, profitability, cash flows and financial position. If our largest customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our business, financial condition, results of operations, cash flows and ability to make cash distributions could be adversely affected. Please read “Business—Our Customers and Contracts” for additional information.

Certain provisions in our multi-year sales contracts may provide limited protection during adverse economic conditions, may result in economic penalties to us or permit the customer to terminate the contract.

Price adjustment, “price reopener” and other similar provisions in our multi-year sales contracts may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Price reopener provisions are present in several of our multi-year sales contracts. These price reopener provisions may automatically set a new price based on prevailing market price or, in some instances, require the parties to agree on a new price, sometimes within a specified range of prices. In a limited number of agreements, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Any adjustment or renegotiations leading to a significantly lower contract price could adversely affect our profitability.

Most of our sales agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash, moisture, volatile matter, grindability, chlorine and ash fusion temperature. Failure to meet these conditions could result in penalties or rejection of the coal at the election of the customer. Our sales contracts also typically contain force majeure provisions allowing for the suspension of performance by either party for the duration of specified events. Force majeure events include, but are not limited to, floods, earthquakes, storms, fire, faults in the coal seam or other geologic conditions, other natural catastrophes, wars, terrorist acts, civil disturbances or disobedience, strikes, railroad transportation delays caused by a force majeure event and actions or restraints by court order and governmental authority or arbitration award. Depending on the language of the contract, some contracts may terminate upon continuance of an event of force majeure that extends for a period greater than three to twelve months.

Our ability to collect payments from our customers could be impaired if their creditworthiness declines or if they fail to honor their contracts with us.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Many utilities have sold their power plants to non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear with respect to payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, some of our customers have been adversely affected by the current economic downturn, which may impact their ability to fulfill their contractual obligations. Competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear with respect to payment default. We also have a contract to supply coal to an energy trading and brokering customer under which that customer sells coal to end users. If the creditworthiness of our energy trading and brokering customer declines, we may not be able to collect payment for all coal sold and delivered to or on behalf of this customer. In addition, if customers refuse to accept shipments of our coal for which they have an existing contractual obligation, our revenues will decrease and we may have to reduce production at our mines until our customers’ contractual obligations are honored. Our inability to collect payment from counterparties to our sales contracts may materially adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions.

To maintain and grow our business, we will be required to make substantial capital expenditures. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to make cash distributions may be diminished or our financial leverage could increase.

In order to maintain and grow our business, we will need to make substantial capital expenditures to fund our share of capital expenditures associated with our mines. Maintaining and expanding mines and infrastructure is capital intensive. Specifically, the exploration, permitting and development of coal reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While a significant amount of the capital expenditures required to build out our mining infrastructure has been spent, we must continue to invest capital to maintain or to increase our production. Decisions to increase our production levels could also affect our capital needs. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels, and we may be required to defer all or a portion of our capital expenditures.

If we do not make sufficient or effective capital expenditures, we will be unable to maintain and grow our business and, as a result, we may be unable to maintain or raise the level of our future cash distributions over the long term. To fund our capital expenditures, we will be required to use cash from our operations, incur debt or sell additional common units or other equity securities. Using cash from our operations will reduce cash available for distribution to our unitholders. Our ability to obtain bank financing or our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond our control.

In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional limited partner interests may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain the then current distribution rate, which could materially decrease our ability to pay distributions at the then prevailing distribution rate. While we have historically received funding from our sponsor, none of our sponsor, our general partner or any of their respective affiliates is committed to providing any direct or indirect financial support to fund our growth.

We may not be able to obtain equipment, parts and raw materials in a timely manner, in sufficient quantities or at reasonable costs to support our coal mining and transportation operations.

Coal mining consumes large quantities of commodities including steel, copper, rubber products and liquid fuels and requires the use of capital equipment. Some commodities, such as steel, are needed to comply with roof control plans required by regulation. The prices we pay for commodities and capital equipment are strongly impacted by the global market. A rapid or significant increase in the costs of commodities or capital equipment we use in our operations could impact our mining operations costs because we may have a limited ability to negotiate lower prices and, in some cases, may not have a ready substitute.

We use equipment in our coal mining and transportation operations such as continuous mining units, conveyors, shuttle cars, rail cars, locomotives, roof bolters, shearers and shields. We procure this equipment from a concentrated group of suppliers, and obtaining this equipment often involves long lead times. Occasionally, demand for such equipment by mining companies can be high and some types of equipment may be in short supply. Delays in receiving or shortages of this equipment, as well as the raw materials used in the manufacturing of supplies and mining equipment, which, in some cases, do not have ready substitutes, or the cancellation of our supply contracts under which we obtain equipment and other consumables, could limit our ability to obtain these supplies or equipment. In addition, if any of our suppliers experiences an adverse event, or decides to no longer do business with us, we may be unable to obtain sufficient equipment and raw materials in a timely manner or at a reasonable price to allow us to meet our production goals and our revenues may be adversely impacted. We use considerable quantities of steel in the mining process. If the price of steel or other materials increases substantially or if the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses could increase. Any of the foregoing events could materially and adversely impact our business, financial condition, results of operations, cash flows and ability to make cash distributions.

We may be unsuccessful in integrating the operations of any future acquisitions, including acquisitions involving new lines of business, with our existing operations, and in realizing all or any part of the anticipated benefits of any such acquisitions.

From time to time, we may evaluate and acquire assets and businesses that we believe complement our existing assets and business. We may also have the opportunity in the future to acquire interests in the Baltimore Marine Terminal, the Buchanan mine and Cardinal Gathering, on which we have a right of first offer. The assets and businesses we acquire may be dissimilar from our existing lines of business. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. Our capitalization and results of operations may change significantly as a result of future acquisitions. Acquisitions and business expansions, including the acquisition of assets on which we have a right of first offer, involve numerous risks, including the following:

•	difficulties in the integration of the assets and operations of the acquired businesses;

•	inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas;

•	the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk; and

•	the diversion of management’s attention from other operations.

Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, and may lead to increased litigation and regulatory risk. Also, following an acquisition, we may discover previously unknown liabilities associated with the acquired business or assets for which we have no recourse under applicable indemnification provisions. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our results of operations may be adversely affected.

Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.

We expect to enter into a new revolving credit facility prior to or in connection with the closing of this offering. Our new revolving credit facility will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	redeem or repurchase units or make distributions under certain circumstances;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

Our new revolving credit facility will also contain covenants requiring us to maintain certain financial ratios. For example, we expect to be obligated to maintain at the end of each fiscal quarter (i) an interest coverage ratio of at least 3.0 to 1.0 and (ii) a maximum leverage ratio of at least 3.50 to 1.0. Our ability to meet those financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet any such ratios.

The provisions of our new revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity.”

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Increases in interest rates could adversely affect our business.

We will have exposure to increases in interest rates. In connection with the completion of this offering, we expect to enter into a new revolving credit facility. Assuming our average debt level of $188.7 million for the twelve months ending June 30, 2016, comprised of funds drawn on our new revolving credit facility, an increase of one percentage point in the interest rates will result in an increase in annual interest expense of approximately $1.9 million. As a result, our results of operations, cash flows and financial condition and, as a result, our ability to make cash distributions to our unitholders, could be materially adversely affected by significant increases in interest rates.

The amount of distributable cash flow that we have available for distribution to our unitholders depends primarily on our cash flow and not solely on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of distributable cash flow that we have available for distribution depends primarily upon our cash flow and not solely on our profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record a net loss for financial accounting purposes; and conversely, we might determine not to make cash distributions during periods when we record net income for financial accounting purposes.

Our mines are located in areas containing oil and natural gas shale plays, which may require us to coordinate our operations with oil and natural gas drillers.

All of our coal reserves are in areas containing shale oil and natural gas plays, including the Marcellus Shale, which are currently the subject of substantial exploration for oil and natural gas, particularly by horizontal drilling. If we have received a permit for our mining activities, then while we will have to coordinate our mining with such oil and natural gas drillers, our mining activities will have priority over any oil and natural gas drillers with respect to the land covered by our permit. For reserves outside of our permits, we engage in discussions with drilling companies on potential areas on which they can drill that may have a minimal effect on our mine plan.

If a well is in the path of our mining for coal on land that has not yet been permitted for our mining activities, we may not be able to mine through the well unless we purchase it. Although in the past we have purchased vertical wells, the cost of purchasing a producing horizontal well could be substantially greater than that of a vertical well. Horizontal wells with multiple laterals extending from the well pad may access larger oil and natural gas reserves than a vertical well, which would typically result in a higher cost to acquire. The cost associated with purchasing oil and natural gas wells that are in the path of our coal mining activities may make mining through those wells uneconomical, thereby effectively causing a loss of significant portions of our coal reserves, which could materially and adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions.

We may incur additional costs and delays to produce coal because we have to acquire additional property rights to perfect our title to coal rights. If we fail to acquire additional property rights to perfect our title to coal rights, we may have to reduce our estimated reserves.

If we mine on property that we do not own or lease, we could incur liability for such mining and be subject to regulatory sanction and penalties. While chain of title for our coal estate generally has been established, there may be defects in it that we do not realize until we have committed to developing those coal reserves. As such, the title to the coal estate that we intend to mine may contain defects. Any challenge to our title or leasehold interests could delay the mining of the property and could ultimately result in the loss of some or all of our interest in the property. In order to conduct our mining operations on properties where these defects exist, we may incur unanticipated costs perfecting title. If we cannot cure these defects, we may have to reduce our coal reserves and, as a result, our business, financial condition, results of operations, cash flows and ability to make cash distributions may be materially adversely affected.

We do not have any officers or employees and rely on officers of our general partner and employees of our sponsor.

We are managed and operated by the board of directors and executive officers of our general partner. Our general partner has no field-level employees that conduct mining operations and relies on the employees of our sponsor to conduct mining activities.

Our sponsor conducts businesses and activities of its own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers and employees who provide services to both our general partner and to our sponsor. If our general partner and the officers and employees of our sponsor do not devote sufficient attention to the management and operation of our business and activities, our business, financial condition, results of operations, cash flows and ability to make cash distributions could be materially adversely affected.

We operate our mines with a work force that is employed exclusively by our sponsor. While none of our sponsor’s employees who conduct mining operations at the Pennsylvania mining complex are currently members of unions, our business could be adversely affected by union activities.

None of our sponsor’s employees who conduct mining operations at the Pennsylvania mining complex are represented by a labor union or covered under a collective bargaining agreement, although many employers in our industry have employees who belong to a union. It is possible that our sponsor’s employees who conduct mining operations at the Pennsylvania mining complex may join or seek recognition to form a labor union, or our sponsor may be required to become a labor agreement signatory. If some or all of the employees who conduct mining operations at the Pennsylvania mining complex were to become unionized, it could adversely affect productivity, increase labor costs and increase the risk of work stoppages at our mines. If a work stoppage were to occur, it could interfere with operations at the Pennsylvania mining complex and have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions. In addition, the mere fact that a portion of our sponsor’s labor force could be unionized may harm our reputation in the eyes of some investors and thereby negatively affect our common unit price.

We are a holding company with no independent operations or assets. Distributions to our unitholders are dependent on cash flow generated by our subsidiaries.

We have a holding company structure, meaning the sole source of our earnings and cash flow consists exclusively of the earnings of and cash distributions from our direct and indirect subsidiaries. All of our operations are conducted, and all of our assets are owned, by our direct and indirect subsidiaries. Consequently, our cash flow and our ability to meet our obligations or to pay cash distributions to our unitholders will depend upon the cash flows of our subsidiaries and the payment of funds by our subsidiaries to us in the form of distributions or otherwise. The ability of our subsidiaries to make any payments to us will depend on their earnings, the terms of their indebtedness and legal restrictions applicable to them. In particular, the terms of our new revolving credit facility will place limitations on the ability of our subsidiaries to pay distributions to us, and thus on our ability to pay distributions to our unitholders. In the event that we do not receive distributions from our subsidiaries, we may be unable to make cash distributions to our unitholders.

Terrorist attacks or cyber-incidents could result in information theft, data corruption, operational disruption and/or financial loss.

We have become increasingly dependent upon digital technologies, including information systems, infrastructure and cloud applications and services, to operate our businesses, to process and record financial and operating data, communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of coal reserves, as well as other activities related to our businesses. Strategic targets, such as energy-related assets, may be at greater risk of future terrorist or cyber-attacks than other targets in the United States. Deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties, or cloud-based applications could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in production or delivery, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third-party liability. Our insurance may not protect us against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.

Risks Related to Environmental, Health, Safety and Other Regulations

Regulation of greenhouse gas emissions as well as uncertainty concerning such regulation could adversely impact the market for coal, increase our operating costs, and reduce the value of our coal assets.

Climate change continues to attract considerable public and scientific attention with widespread concern about the impacts of human activity on such changes, especially the emission of greenhouse gases (“GHGs”). The mining and combustion of fossil fuels, like the coal that we produce, results in the emission of GHGs, including from end-users like coal-fired power plants. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of GHGs. For example, while federal climate change legislation is unlikely in the next several years, several states have already adopted measures requiring GHG emissions to be reduced within state boundaries, including cap-and-trade programs and the imposition of renewable energy portfolio standards. Internationally, the Kyoto Protocol, which set binding emission targets for developed countries (but was never ratified by the United States) was nominally extended past its expiration date of December 2012 with a requirement for a new legal construct to be put into place by 2015. In addition, in November 2014, President Obama announced that the United States would seek to cut net greenhouse gas emissions 26-28 percent below 2005 levels by 2025 in return for China’s commitment to seek to peak emissions around 2030, with concurrent increases in renewable energy.

Following a Supreme Court decision effectively mandating that the EPA regulate GHGs from cars and trucks under the Clean Air Act (“CAA”), the EPA has begun to regulate GHG emissions from power plants under the CAA. For example, on January 8, 2014, the EPA re-proposed New Source Performance Standards (“NSPS”) for carbon dioxide (“CO2”) for new fossil fuel fired power plants and rescinded the rules that were proposed on April 12, 2012. These proposed rules will also require carbon capture and sequestration (“CCS”) for new coal-fired power plants. In addition, on June 2, 2014, the EPA announced the Clean Power Plan, which proposes to limit CO2 emissions from existing power plants.

Adoption of comprehensive legislation or regulation focusing on GHG emission reductions for the United States or other countries where we sell coal, or the inability of utilities to obtain financing in connection with coal-fired plants, may make it more costly to operate coal-fired electric power generation plants and make coal less attractive for electric utility power plants in the future. Apart from actual regulation, uncertainty over the extent of regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Any reduction in the amount of coal consumed by electric power generators as a result of actual or potential regulation of greenhouse gas emissions could decrease demand for our coal, thereby reducing our revenues and materially and adversely affecting our business and results of operations. We or our customers may also have to invest in carbon dioxide capture and storage technologies in order to burn coal and comply with future GHG emission standards.

Apart from governmental regulation, on February 4, 2008, three of Wall Street’s largest investment banks announced that they had adopted climate change guidelines for lenders. The guidelines require the evaluation of carbon risks in the financing of electric power generation plants which may make it more difficult for utilities to obtain financing for coal-fired plants.

In addition, coalbed methane must be expelled from our underground coal mines for mining safety reasons. Coalbed methane has a greater GHG effect than carbon dioxide. CNX Gas Corporation’s (“CNX Gas”) gas operations capture coalbed methane from our underground coal mines, although some coalbed methane is vented into the atmosphere when the coal is mined. In June 2010, Earth Justice petitioned the EPA to make a finding that emissions from coal mines endangered public health and welfare, and to list them as a stationary source subject to further regulation of emissions. On April 30, 2013, the EPA denied the petition. Judicial challenges seeking to force EPA to list coal mines as a stationary source have likewise been unsuccessful to-date. If in the future the agency were to make an endangerment finding, we may have to further reduce our methane emissions, install additional air pollution controls, pay higher taxes, incur costs to purchase credits that permit us to continue operations as they now exist at our underground coal mines or perhaps curtail coal production.

The characteristics of coal may make it costly for electric power generators and other coal users to comply with various environmental standards regarding the emissions of impurities released when coal is burned, which could cause utilities to replace coal-fired power plants with plants utilizing alternative fuels. In addition, various incentives have been proposed to encourage the generation of electricity from renewable energy sources. A reduction in the use of coal for electric power generation could decrease the volume of our coal sales and adversely affect our results of operations.

Coal contains impurities, including sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Complying with regulations to address these emissions can be costly for electric power generators. For example, in order to meet the CAA limits for sulfur dioxide emissions from electric power plants, coal users need to install costly pollution control devices, use sulfur dioxide emission allowances (some of which they may purchase), or switch to other fuels.

Recent EPA rulemakings requiring additional reductions in permissible emission levels of impurities by coal-fired plants will likely make it more costly to operate coal-fired electric power plants and may make coal a less attractive fuel alternative for electric power generation in the future. Examples include the adoption of the Cross-State Air Pollution Rule (“CSAPR”) and the MATS rules, although the U.S. Supreme Court issued a ruling on June 29, 2015, holding that the EPA should have considered compliance costs when developing the MATS rule. A number of coal-fired power plants, particularly smaller and older plants, already have retired or announced that they will retire rather than retrofit to meet the obligations of the MATS rules. Prior to the Supreme Court’s ruling, the MATS rules, in combination with other environmental regulations and economic factors, resulted in the retirement of more than 20 GW of domestic coal-fired generating capacity prior to 2015 and has led to the announcement of more than 40 GW of additional domestic coal-fired generating capacity for the period from 2015 through 2019. For the year ended December 31, 2014, we sold approximately 1.5 million tons of coal to power plants in our core market states (Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania, Maryland, Delaware, West Virginia, North Carolina and South Carolina) that have announced plans to retire prior to 2020 and represent approximately 2 GW of generating capacity. Additional retirements of coal-fired power plants by our customers could further decrease demand for thermal coal and reduce our revenues and adversely affect our business and results of operations.

Apart from actual and potential regulation of emissions and solid wastes from coal-fired plants, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. Several states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reductions in the amount of coal consumed by electric power generators as a result of current or new standards for the emission of impurities or incentives to switch to alternative fuels or renewable energy sources could reduce the demand for our coal, thereby reducing our revenues and adversely affecting our business and results of operations.

Existing and future government laws, regulations and other legal requirements relating to protection of the environment, and others that govern our business may increase our costs of doing business and may restrict our coal operations.

We are subject to laws, regulations and other legal requirements enacted by federal, state and local authorities relating to protection of the environment. These include those legal requirements that govern discharges of substances into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, threatened and endangered plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the installation of various safety equipment in our mines, remediation of impacts of surface subsidence from underground mining, and work practices related to employee health and safety. Complying with these requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations. In addition, there is the possibility that we could incur substantial costs as a result of violations under environmental laws, or in connection with the investigation and remediation of environmental contamination. Any additional laws, regulations and other legal requirements enacted or adopted by federal, state and local authorities, or new interpretations of existing legal requirements by regulatory bodies relating to the protection of the environment could further affect our costs of operations. Please read “Business—Laws and Regulations.”

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in liabilities to us.

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as “acid mine drainage.” We could become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and clean-up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or for the entire share.

We maintain coal refuse areas and slurry impoundments at the Pennsylvania mining complex. Such areas and impoundments are subject to extensive regulation. Structural failure of a slurry impoundment or coal refuse area could result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to claims for the resulting environmental contamination and associated liability, as well as for fines and penalties. Our coal refuse areas and slurry impoundments are designed, constructed, and inspected by our company and by regulatory authorities according to stringent environmental and safety standards.

We must obtain, maintain, and renew governmental permits and approvals which if we cannot obtain in a timely manner could reduce our production, cash flow and results of operations.

Our coal production is dependent on our ability to obtain various federal and state permits and approvals to mine our coal reserves. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by regulators. The EPA also has the authority to veto permits issued by the U.S. Army Corps of Engineers under the Clean Water Act’s Section 404 program that prohibits the discharge of dredged or fill material into regulated waters without a permit. In addition, the public, including non-governmental organizations and individuals, have certain statutory rights to comment upon and otherwise impact the permitting process, including through court intervention. The pace with which the government issues permits needed for new operations and for on-going operations to continue mining has negatively impacted expected production. These delays or denials of mining permits could reduce our production, cash flow and results of operations.

In 2005, the Pennsylvania Department of Environmental Protection (“PADEP”) issued a technical guidance document that imposes standards in the material mining permits that we hold, including potentially costly stream mitigation and monitoring requirements and alterations to our longwall mining plans. We have filed permit appeals challenging the PADEP’s use and application of the technical guidance document to our mines, which we expect to be resolved by later this year. If these challenges are unsuccessful, we could incur material costs to comply with the technical guidance document requirements, including costs to avoid streams and other water bodies of concern. In addition, we may be required to alter our mine plans, which could result in a reduction in our accessible reserves in the affected mines.

Our mines are subject to stringent federal and state safety regulations that increase our cost of doing business at active operations and may place restrictions on our methods of operation. In addition, government inspectors under certain circumstances, have the ability to order our operations to be shutdown based on safety considerations.

The Coal Mine Safety and Health Act and Mine Improvement and New Emergency Response Act impose stringent health and safety standards on mining operations. Regulations that have been adopted under the Act are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, the equipment used in emergency procedures, and other matters. Pennsylvania has a similar program for mine safety and health regulation and enforcement. The various requirements mandated by law or regulation can place restrictions on our methods of operations, and potentially lead to fees and civil penalties for the violation of such requirements, creating a significant effect on operating costs and productivity. In addition, government inspectors under certain circumstances, have the ability to order our operation to be shutdown based on safety considerations. If an incident were to occur at one of our mines, it could be shut down for an extended period of time and our reputation with our customers could be materially damaged.

We have reclamation and mine closing obligations. If the assumptions underlying our accruals are inaccurate, we could be required to expend greater amounts than anticipated.

The Surface Mining Control and Reclamation Act establishes operational, reclamation and closure standards for our mining operations. We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. The amounts recorded are dependent upon a number of variables, including the estimated future closure costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected. We are also required to post bonds for the cost of coal mine reclamation, which is being expanded in Pennsylvania to cover all coal mine bonding, further increasing the amount of surety bonds we must seek in order to permit our mining activities.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of our sponsor, and our sponsor is under no obligation to adopt a business strategy that favors us.

Following the completion of this offering, our sponsor will own and control our general partner and will appoint all of the directors of our general partner. In addition, our sponsor will directly own an aggregate 55.8% limited partner interest in us (or an aggregate 52.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), as well as, through its ownership of our general partner, all of our incentive distribution rights. Our sponsor will also continue to own an 80% undivided interest in the Pennsylvania mining complex following the completion of this offering. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of our sponsor. Conflicts of interest may arise between our sponsor and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interests, our general partner may favor its own interests and the interests of its affiliates, including our sponsor, over the interests of our common unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our sponsor to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by our sponsor to pursue and grow particular markets or undertake acquisition opportunities for itself. Our sponsor’s directors and officers have a fiduciary duty to make these decisions in the best interests of our sponsor;

•	our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in resolving conflicts of interest;

•	our sponsor may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

•	our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty under Delaware law;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	our general partner will determine the amount and timing of, among other things, cash expenditures, borrowings and repayments of indebtedness, the issuance of additional partnership interests, the creation, increase or reduction in cash reserves in any quarter and asset purchases and sales, each of which can affect the amount of cash that is available for distribution to unitholders;

•	our general partner will determine the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•	our general partner will determine which costs and expenses incurred by it are reimbursable by us;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	our partnership agreement permits us to distribute up to $50.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates at a price not less than the then-current market price if it and its affiliates own more than 80% of our common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including obligations under our operating agreement and employee services agreement;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•	our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units and general partner interests to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our common unitholders. This election could result in lower distributions to our common unitholders in certain situations.

Neither our partnership agreement nor our omnibus agreement will prohibit our sponsor or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including our sponsor. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, our sponsor and other affiliates of our general partner may acquire, construct or dispose of additional coal assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from our sponsor and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Conflicts of Interest and Duties.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional partnership interests in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units as to distributions or in liquidation or that have special voting rights and other rights, and our common unitholders will have no preemptive or other rights (solely as a result of their status as common unitholders) to purchase any such additional partnership interests. The incurrence of additional commercial bank borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of cash that we have available to distribute to our unitholders.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval.” However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the completion of this offering, our sponsor will own an aggregate of approximately 13.9% of our outstanding common units (assuming the underwriters do not exercise their option to purchase additional common units) and all of our subordinated units.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that the partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts, and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

As permitted by Delaware law, our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and affiliates of our general partner;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to any units it owns;

•	whether to exercise its registration rights;

•	whether to sell or otherwise dispose of units or other partnership interests that it owns;

•	whether to elect to reset target distribution levels;

•	whether to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement; and

•	whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Duties—Duties of Our General Partner.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained terms that are more favorable without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•	whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the determination or the decision to take or decline to take such action was in the best interests of our partnership, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•	our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our general partner, our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Cost and expense reimbursements, which will be determined by our general partner in its sole discretion, and fees due to our general partner and its affiliates for services provided will be substantial and will reduce our distributable cash flow.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner and its affiliates in connection with managing and operating our business and affairs (including expenses allocated to our general partner by its affiliates). Except to the extent specified under our omnibus agreement and the other agreements described under “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions,” our general partner determines the amount of these expenses. Under the terms of the omnibus agreement we will be required to reimburse our sponsor for the provision of certain administrative support services to us. Under our employee services agreement, we will be required to reimburse our sponsor for all direct third-party and allocated costs and expenses actually incurred by our sponsor in providing operational services. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we will reimburse our general partner and its affiliates may include reimbursements for salary, bonus, incentive compensation and other amounts paid to affiliates of our general partner for the costs incurred in providing services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits under our partnership agreement. We estimate that the total amount of such reimbursed expenses will be approximately $51.8 million for the twelve months ending June 30, 2016. Please read “Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016.” Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders.

Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have “say-on-pay” advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. Through its direct ownership of our general partner, our sponsor has the right to appoint the entire board of directors of our general partner, including our independent directors. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. “Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for intentional fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. Following the completion of this offering, our sponsor will own 56.9% of our total outstanding common units and subordinated units on an aggregate basis (or 53.7% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). This will give our sponsor the ability to prevent the removal of our general partner.

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The restrictions in our partnership agreement applicable to holders of 20% or more of any class of our outstanding partnership interests will not apply to Greenlight Capital.

Unitholders’ voting rights are restricted by the partnership agreement provision providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons or groups who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. In connection with the Concurrent Private Placement, our general partner has waived this provision with respect to Greenlight Capital. As a result of this waiver, the common units purchased by Greenlight Capital in the Concurrent Private Placement will generally be considered to be outstanding under our partnership agreement and will be entitled to vote on any matter on which the common unitholders are otherwise entitled to vote. At the closing of this offering and the Concurrent Private Placement, assuming that we issue 5,000,000 common units to the public at the closing of this offering and issue 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement, Greenlight Capital will own 43.1% of our outstanding common units.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest in us to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of our sponsor to transfer its membership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices.

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood that our sponsor, which owns our general partner, will sell or contribute additional assets to us, as our sponsor would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

We may issue an unlimited number of additional partnership interests without unitholder approval, which would dilute our then-existing unitholders’ proportionate ownership interests in us.

At any time, we may issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our then-existing unitholders’ proportionate ownership interests in us will decrease;

•	the amount of cash we have available to distribute on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of our sponsor:

•	management of our business may no longer reside solely with our current general partner; and

•	affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement.

Our sponsor and Greenlight Capital may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will hold 1,611,067 common units and 11,611,067 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. In addition, we entered into a common unit purchase agreement with Greenlight Capital pursuant to which Greenlight Capital has agreed to purchase, and we have agreed to sell, at least 2,000,000 common units and up to 5,000,000 common units at a price per unit equal to $15.00. We will sell a number of common units to Greenlight Capital in the Concurrent Private Placement, subject to the limitations in the preceding sentence, such that the aggregate number of common units sold in this offering and the Concurrent Private Placement will equal 10,000,000 common units. We have also agreed to provide our sponsor and Greenlight Capital with certain registration rights under applicable securities laws. Please read “Units Eligible for Future Sale.” The sale of these units described above in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.

Affiliates of our general partner, including, but not limited to, our sponsor, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement.

Neither our partnership agreement nor our omnibus agreement will prohibit our sponsor or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including our sponsor. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, our sponsor and other affiliates of our general partner may acquire, construct or dispose of additional coal assets in the future without any obligation to offer us the opportunity to purchase any of those assets. Moreover, except for the obligations set forth in the omnibus agreement, neither our sponsor nor any of its affiliates have a contractual obligation to present us the opportunity to purchase additional assets from it, and we are unable to predict whether or when such an opportunity may be presented to us. As a result, competition from our sponsor and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Following the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 13.9% of our common units (excluding any common units purchased by the directors, director nominees and executive officers of our general partner, directors of our sponsor and certain other individuals as selected by our sponsor under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending June 30, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 56.9% of our outstanding common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner, directors of our sponsor and certain other individuals as selected by our sponsor under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read “Our Partnership Agreement—Limited Call Right.”

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 5,000,000 publicly traded common units, assuming the underwriters’ option to purchase additional common units from us is not exercised and Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement. In addition, following the completion of this offering, our sponsor will own 1,611,067 common units and 11,611,067 subordinated units, representing an aggregate 55.8% limited partner interest in us (or 861,067 common units and 11,611,067 subordinated units, representing an aggregate 52.6% limited partner interest in us, if the underwriters exercise in full their option to purchase additional common units). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units and general partner interests to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or our common unitholders. The exercise of this election could result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48%, in addition to distributions paid on its 2% general partner interest) for each of the prior four consecutive fiscal quarters and the amount of such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and a general partner interest. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such two quarters. Our general partner will also be issued an additional general partner interest necessary to maintain our general partner’s interest in us at the level that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units and general partner interests in connection with resetting the target distribution levels. Additionally, our general partner has the right to transfer all or any portion of our incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

You will experience immediate and substantial dilution in net tangible book value of $7.99 per common unit.

The assumed initial public offering price of $15.00 per common unit exceeds our pro forma net tangible book value of $7.01 per unit. Based on the assumed initial public offering price of $15.00 per common unit, you will incur immediate and substantial dilution in pro forma net tangible book value of $7.99 per common unit. This dilution results primarily because the assets contributed by our predecessor are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

Units held by persons who our general partner determines are not “eligible holders” at the time of any requested certification in the future may be subject to redemption.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. Units held by persons who our general partner determines are not “eligible holders” at the time of any requested certification in the future may be subject to redemption. “Eligible holders” are limited partners whose (or whose owners’) (i) U.S. federal income tax status or lack of proof of U.S. federal income tax status does not have and is not reasonably likely to have, as determined by our general partner, a material adverse effect on the maximum applicable rates that can be charged to customers by us or our subsidiaries and (ii) nationality, citizenship or other related status does not create and is not reasonably likely to create, as determined by our general partner, a substantial risk of cancellation or forfeiture of any property in which we have an interest. The aggregate redemption price for redeemable interests will be an amount equal to the current market price (the date of determination of which will be the date fixed for redemption) of limited partner interests of the class to be so redeemed multiplied by the number of limited partner interests of each such class included among the redeemable interests. For these purposes, the “current market price” means, as of any date for any class of limited partner interests, the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. The units held by any person the general partner determines is not an eligible holder will not be entitled to voting rights. Please read “Our Partnership Agreement—Possible Redemption of Ineligible Holders.”

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which would limit our unitholders’ ability to choose the judicial forum for disputes with us or our general partner’s directors, officers or other employees.

Our partnership agreement will provide that, with certain limited exceptions, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. In addition, our partnership agreement provides that each limited partner irrevocably waives the right to trial by jury in any such claim, suit, action or proceeding. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers. Please read “Our Partnership Agreement—Applicable Law; Exclusive Forum.”

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

Our common units have been approved for listing on the NYSE. Because we will be a publicly traded limited partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to the NYSE’s shareholder approval rules that apply to a corporation. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of CNX Coal Resources LP.”

Tax Risks

In addition to reading the following risk factors, please read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service (the “IRS”) were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. We have not requested a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, Pennsylvania may assess a partnership level tax if the partnership is found to have underreported income by more than $1,000,000 in any tax year. Imposition of any such taxes may substantially reduce our distributable cash flow. Therefore, if we were treated as a corporation for U.S. federal income tax purposes, or otherwise subjected to a material amount of entity-level taxation, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships, including the elimination of the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. For example, the Obama administration’s budget proposal for fiscal year 2016 recommends that certain publicly traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2021. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes. Please read “Material Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any of these changes or other proposals will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ allocated share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our distributable cash flow to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his or her share of our income, gains, losses, and deductions for our preceding taxable year. In preparing this information, we will take various accounting and reporting positions. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained in an audit of our U.S. federal income tax information returns. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our distributable cash flow. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his or her return. Any audit to a unitholder’s return could result in adjustments not related to our returns, as well as those related to our returns.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation and depletion recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in our common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from U.S. federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and each non-U.S. person will be required to file U.S. federal income tax returns and pay tax on its share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations, promulgated under the Internal Revenue Code of 1986 (the “Internal Revenue Code”) referred to as “Treasury Regulations.” A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Latham & Watkins LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election.”

We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our common units each month based upon the ownership of our common units on the first business day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gains, losses or deductions with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies in determining a unitholder’s allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, and such a challenge could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, in certain circumstances, including when we issue additional units, we must determine the fair market value of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many fair market value estimates using a methodology based on the market value of our common units as a means to measure the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the amount, character and timing of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have technically terminated as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same common unit will be counted only once. Following the completion of this offering, our sponsor and our general partner will collectively own an aggregate 57.8% interest in our capital and profits (assuming that the underwriters do not exercise their option to purchase additional common units from us). Therefore, a transfer by our sponsor and our general partner of all or a portion of their interests in us could result in a termination of us as a partnership for U.S. federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and we could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination.”

Certain U.S. federal income tax preferences currently available with respect to coal exploration and development may be eliminated as a result of future legislation.

President Obama’s Proposed Fiscal Year 2016 budget (the “Budget Proposal”) recommends elimination of certain key U.S. federal income tax preferences related to coal exploration and development. The Budget Proposal would (1) repeal expensing of exploration and development costs relating to coal, (2) repeal the percentage depletion allowance with respect to coal properties, (3) repeal capital gains treatment of coal royalties, and (4) repeal the domestic manufacturing deduction for the production of coal. The passage of any legislation as a result of the Budget Proposal or any other similar changes in U.S. federal income tax laws could eliminate or defer certain tax deductions that are currently available with respect to coal exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to U.S. federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business in Pennsylvania and West Virginia, which currently impose a personal income tax on individuals. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

Assuming that Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement and the underwriters’ option to purchase additional common units is not exercised, we expect to receive (i) net proceeds of approximately $66.0 million from the sale of 5,000,000 common units offered by this prospectus, based on an assumed initial public offering price of $15.00 per common unit, after deducting the underwriting discount, structuring fees and estimated offering expenses and (ii) proceeds of $75.0 million from the sale of 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement.

Assuming that Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement and the underwriters exercise in full their option to purchase an additional 750,000 common units, we expect to receive (i) net proceeds of approximately $76.5 million from the sale of 5,750,000 common units offered by this prospectus, based on an assumed initial public offering price of $15.00 per common unit, after deducting the underwriting discount, structuring fees and estimated offering expenses and (ii) proceeds of $75.0 million from the sale of 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement.

The underwriting discount will only be deducted from the gross proceeds from the common units actually sold to the public in this offering, and no underwriting discount will be deducted from the proceeds from the sale of common units to Greenlight Capital in the Concurrent Private Placement. Other than with respect to the underwriting discount deducted from the gross proceeds from common units actually sold to the public in this offering, the number of units we ultimately sell to Greenlight Capital in the Concurrent Private Placement relative to the number of common units sold to the public in this offering will not affect the proceeds that we receive from the sale of the aggregate number of common units sold in this offering and the Concurrent Private Placement.

We intend to distribute all of the net proceeds from this offering to CONSOL Energy. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 750,000 additional common units, if any, will be issued to CONSOL Energy at the expiration of the option period. Any such common units issued to CONSOL Energy will be issued for no additional consideration. We will use any net proceeds from the exercise of the underwriters’ option to make a cash distribution to CONSOL Energy. We intend to distribute all of the proceeds from the Concurrent Private Placement to CONSOL Energy. If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the Concurrent Private Placement.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per common unit would increase (decrease) the net proceeds to us from this offering by approximately $4.7 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting the underwriting discount, structuring fees and estimated offering expenses. In addition, we may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price of $15.00 per common unit, would increase net proceeds to us from this offering by approximately $19.7 million. Similarly, a decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price of $15.00 per common unit, would decrease the net proceeds to us from this offering by approximately $17.9 million. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters. To the extent there is a change in the net proceeds we receive from this offering, we will make a corresponding change to the size of the cash distribution to CONSOL Energy.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

CAPITALIZATION

The following table sets forth:

•	the historical cash and cash equivalents and capitalization of our Predecessor as of March 31, 2015; and

•	our pro forma capitalization as of March 31, 2015, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” and the other transactions described under “Prospectus Summary—The Transactions.”

The following table assumes that the underwriters do not exercise their option to purchase additional common units and Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the additional 750,000 common units, if any, will be issued to CONSOL Energy at the expiration of the option period. Any such common units issued to CONSOL Energy will be issued for no additional consideration.

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—The Transactions,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2015
	Historical	Pro Forma
	(in thousands)
Cash	$4	$7,004

Long-term debt:
Revolving credit facility (1)	—	200,000
Long-term notes payable—related party (2)	178,762	—
Advanced royalty commitments (3)	578	578
Capital lease obligations (4)	80	80

Total long-term debt (including current maturities)	179,420	200,658

Invested equity:
Parent net investment	140,411	—
Accumulated other comprehensive income	30,365	—
Partners’ capital:
Common units—public	—	65,969
Common units—Greenlight Capital	—	75,000
Common units—sponsor	—	(290,117)
Subordinated units—sponsor	—	294,420
General partner interest	—	12,017
Accumulated other comprehensive income	—	8,887

Total invested equity / partners’ capital	170,776	166,176

Total capitalization	$350,196	$366,834

(1)	In connection with the completion of this offering, we expect to enter into a new $400,000 revolving credit facility and make an initial draw of $200,000, the net proceeds of which will be distributed to CONSOL Energy at the closing of this offering. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility.”
(2)	Includes current portion of $33,929 as of March 31, 2015. Related party long-term notes payable will not be assumed by us at the closing of this offering.
(3)	Includes current portion of $300 as of March 31, 2015.
(4)	Includes current portion of $31 as of March 31, 2015.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2015, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $166.2 million, or $7.01 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$15.00
Pro forma net tangible book value per unit before this offering (1)	$26.01
Less: Distribution to CONSOL Energy (2)	24.17
Add: Increase in net tangible book value per unit attributable to purchasers in this offering	5.17

Less: Pro forma net tangible book value per unit after this offering (3)		7.01

Immediate dilution in net tangible book value per common unit to purchasers in this offering (3)(4)(5)		$7.99

(1)	Determined by dividing the number of units (1,611,067 common units, 11,611,067 subordinated units and the corresponding value for the 2% general partner interest) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities of $356.2 million. A reconciliation of historical book value to pro forma net tangible book value before this offering follows (in thousands):

Historical book value	$170,776
Plus:
OPEB liability not assumed	6,718
Notes payable not assumed	178,762
Accounts payable not assumed	15,939
Contributed tradable steam credits	6,505
Contributed mineral leases	5,928
Less:
Assets retained by our sponsor	(26,101)
Debt issuance costs retained by our sponsor	(2,351)

Pro forma net tangible book value before this offering	$356,176

(2)	Determined by dividing the number of units (1,611,067 common units, 11,611,067 subordinated units and the corresponding value for the 2% general partner interest) to be issued to CONSOL Energy for its contribution of assets and liabilities to us. At the closing of this offering, we intend to make a distribution of $331.0 million to CONSOL Energy from the net proceeds from this offering, the proceeds from our Concurrent Private Placement and net borrowings under our new revolving credit facility.
(3)	Determined by dividing the number of units to be outstanding after this offering (11,611,067 common units, 11,611,067 subordinated units and the corresponding value for the 2% general partner interest) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds from this offering, of $166.2 million.
(4)	If the initial public offering price were to increase or decrease by $1.00 per common unit on the sale of 5,000,000 common units to the public offered by this prospectus, then dilution in net tangible book value per common unit would equal $8.74 and $7.14, respectively.
(5)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the partnership interests that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their partnership interests and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus, assuming our issuance of 5,000,000 common units to Greenlight Capital pursuant to the Concurrent Private Placement.

	Units Acquired		Total Consideration
	Number	%	Amount (in millions)%
General partner and its affiliates (1)(2)(3)	13,696,055	57.8%	$25,207	14.4%
Greenlight Capital	5,000,000	21.1%	75,000	42.8%
Purchasers in this offering	5,000,000	21.1%	75,000	42.8%

Total	23,696,055	100.0%	$175,207	100.0%

(1)	Upon the completion of this offering, our general partner and its affiliates will own 1,611,067 common units, 11,611,067 subordinated units and a 2% general partner interest (represented by 473,921 hypothetical limited partner units).
(2)	Assumes the underwriters’ option to purchase additional common units is not exercised.
(3)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2015, was $356.2 million. At the closing of this offering, we intend to make a distribution of $331.0 million to CONSOL Energy from the net proceeds from this offering, the proceeds from our Concurrent Private Placement and net borrowings under our new revolving credit facility.

Assuming that the initial public offering price per common unit of $15.00 per unit, there will be no impact to the dilution calculations set forth above, other than as otherwise noted.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.5125 per unit, or $2.05 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and the board of directors of our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, the board of directors of our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of (i) all cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of the board of directors of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

•	We expect that our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility. We expect that one such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our new revolving credit facility, notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility.”

•	The amount of cash that we distribute and the decision to make any distribution is determined by the board of directors of our general partner, taking into consideration the terms of our partnership agreement. Specifically, the board of directors of our general partner will have the authority to establish cash reserves to provide for the proper conduct of our business, comply with applicable law or any agreement to which we are a party or by which we are bound or our assets are subject and provide funds for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by the board of directors of our general partner in good faith will be binding on our unitholders.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. Please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval.” However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. Following the completion of this offering, our sponsor will own our general partner and will own 1,611,067 common units and 11,611,067 subordinated units, representing a 55.8% limited partner interest (or 861,067 common units and 11,611,067 subordinated units, representing a 52.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by the cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash.”

•	Our ability to make cash distributions to our unitholders depends on the performance of our operating subsidiaries and their ability to distribute cash to us.

•	If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our Ability to Grow Is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. While we have historically received funding from our sponsor, we do not have any commitment from our sponsor, our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. Following the completion of this offering, our sponsor will directly own a 55.8% limited partner interest in us (or a 52.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, our sponsor will retain a significant interest in us through its ownership of a 100% interest in our general partner and all of our incentive distribution rights. Given our sponsor’s significant ownership interests in us following the closing of this offering, we believe our sponsor will be incentivized to promote and support the successful execution of our business strategies, including by providing us with direct or indirect financial assistance; however, we can provide no assurances that our sponsor will provide such direct or indirect financial assistance.

To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy may significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our new revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.” To the extent we issue additional partnership interests, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our cash distributions per common unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units, and our common unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional partnership interests. If we incur additional debt (under our new revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.”

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.5125 per unit for each whole quarter, or $2.05 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to make distributions for the period that began on April 1, 2015 and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through September 30, 2015 based on the number of days in that period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, subordinated units and the 2% general partner interest to be outstanding immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters’ option to purchase additional common units) is summarized in the table below:

	No Exercise of Option to Purchase Additional Common Units			Full Exercise of Option to Purchase Additional Common Units
		Aggregate Minimum Quarterly Distributions			Aggregate Minimum Quarterly Distributions
	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
		($ in millions)			($ in millions)
Publicly held common units	5,000,000	$2.6	$10.3	5,750,000	$2.9	$11.8
Common units held by Greenlight Capital	5,000,000	2.6	10.3	5,000,000	2.6	10.3
Common units held by our sponsor	1,611,067	0.8	3.3	861,067	0.4	1.8
Subordinated units held by our sponsor	11,611,067	6.0	23.8	11,611,067	6.0	23.8
2% general partner interest	N/A	0.2	1.0	N/A	0.2	1.0

Total	23,222,134	$12.1	$48.6	23,222,134	$12.1	$48.6

Initially, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner’s initial 2% general partner interest in these distributions may be reduced if we issue additional partnership interests in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $0.58938 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.” We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read “Conflicts of Interest and Duties.”

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves the board of directors of our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, the board of directors of our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our partnership becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $2.05 per unit for the twelve months ending June 30, 2016. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015,” in which we present the amount of adjusted EBITDA and distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2014 and the twelve months ended March 31, 2015, derived from our unaudited pro forma combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•	“Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016,” in which we provide our estimated forecast of our ability to generate sufficient adjusted EBITDA and distributable cash flow to support the payment of the minimum quarterly distribution on all common units and subordinated units and the corresponding distributions on our general partner’s 2% general partner interest for the twelve months ending June 30, 2016.

The amounts set forth in the following sections reflect the pro forma historical and forecasted results attributable to 20% of the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex. In connection with the completion of this offering, our sponsor will contribute to us all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the Pennsylvania mining complex. Please read “Prospectus Summary—The Transactions.”

Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015

If we had completed the transactions contemplated in this prospectus on January 1, 2014, pro forma adjusted EBITDA generated for the year ended December 31, 2014 and the twelve months ended March 31, 2015 would have been approximately $129.0 million and $119.7 million, respectively, and pro forma distributable cash flow generated for those periods would have been approximately $91.6 million and $82.2 million, respectively. These amounts would have been sufficient to support the payment of the minimum quarterly distribution of $0.5125 per unit per quarter ($2.05 per unit on an annualized basis) on all of our common units and subordinated units and the corresponding distributions on our general partner’s 2% general partner interest for the year ended December 31, 2014 and the twelve months ended March 31, 2015.

Our unaudited pro forma distributable cash flow for the pro forma year ended December 31, 2014 and the twelve months ended March 31, 2015 include $2.4 million of estimated incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with our annual and quarterly SEC reporting, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director and officer liability insurance expenses and director compensation. Our incremental general and administrative expenses are not reflected in our Predecessor’s historical combined financial statements or our unaudited pro forma combined statement of operations included elsewhere in this prospectus.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, adjusted EBITDA and distributable cash flow are primarily cash accounting concepts, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. As a result, you should view the amounts of pro forma adjusted EBITDA and distributable cash flow only as general indications of the amounts of adjusted EBITDA and distributable cash flow that we might have generated had we been formed on January 1, 2014.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2014 and the twelve months ended March 31, 2015, the amounts of adjusted EBITDA and distributable cash flow that would have been generated, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2014.

CNX Coal Resources LP

Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow

	Year Ended December 31, 2014	Twelve Months Ended March 31, 2015
	($ in thousands, except per unit amounts)
Coal revenue	$323,398	$317,869
Freight revenue	3,353	2,341
Other income	7,371	7,258
Gain on sale of assets	153	60

Total revenue and other income	334,275	327,528

Operating and other costs (related party of $10,694 and $8,624, respectively)	168,103	173,379
Royalties and production taxes	14,169	13,358
Selling and direct administrative expenses (related party of $4,710 and $4,710, respectively)	4,710	4,710
Depreciation, depletion and amortization	33,786	35,724
Freight expense	3,353	2,341
General and administrative expenses (related party of $5,264 and $5,264, respectively) (1)	7,682	7,682
Other corporate expenses (related party of $7,944 and $6,245, respectively) (2)	7,658	5,954
Interest expense (3)	7,961	7,962

Total costs	247,422	251,110

Pro Forma Net Income Attributable to Unitholders	$86,853	$76,418

Add:
Interest expense	7,961	7,962
Depreciation, depletion and amortization	33,786	35,724
Coal contract buyout	(6,000)	(6,000)
Other postretirement benefit plan transition payment, net	3,299	3,299
Litigation settlement	(855)	(855)
Bailey belt repairs	551	551
Stock based compensation	3,361	2,559

Pro Forma Adjusted EBITDA	$128,956	$119,658

Less:
Cash interest expense (4)	$7,361	$7,362
Estimated maintenance capital expenditures (5)	30,042	30,059
Expansion capital expenditures (6)	39,653	12,564
Add:
Borrowings to fund expansion capital expenditures	39,653	12,564

Pro Forma Distributable Cash Flow	$91,553	$82,237

Pro Forma Cash Distributions:
Annualized minimum quarterly distribution per unit	$2.05	$2.05
Pro forma aggregate annualized quarterly distributions to public common unitholders	$10,250	$10,250
Pro forma aggregate annualized quarterly distributions to Greenlight Capital	$10,250	$10,250
Pro forma aggregate annualized quarterly distributions to sponsor:
Common units held by sponsor	$3,303	$3,303
Subordinated units held by sponsor	$23,803	$23,803
General partner interest held by sponsor	$972	$972

Total distributions to sponsor	$28,078	$28,078

Pro Forma Aggregate Annualized Quarterly Distributions	$48,578	$48,578

Excess / (Shortfall) of Pro Forma Distributable Cash Flow Over Pro Forma Aggregate Annualized Minimum Quarterly Distributions	$42,975	$33,659
Percent of Pro Forma Aggregate Annualized Minimum Quarterly Distributions Payable to Common Unitholders	49.0%	49.0%
Percent of Pro Forma Aggregate Annualized Minimum Quarterly Distributions Payable to Subordinated Unitholders	49.0%	49.0%

(1)	Includes approximately $2,418 of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a publicly traded partnership.
(2)	Includes a $286 and $291 favorable adjustment to a previously established franchise tax accrual for the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015, respectively.
(3)	Represents the pro forma adjustment to interest expense associated with the drawn and undrawn portion of the new revolving credit facility comprising interest expense and commitment fees and amortization of origination fees over the five-year expected term of the facility.

(4)	Represents cash interest expense paid related to the new revolving credit facility comprising interest expense and commitment fees.
(5)	Represents estimated maintenance capital expenditures. Includes (i) approximately $27,429 and $27,429 related to the rebuild, replacement, repair and maintenance of mining equipment associated with our continuous mining units and longwall systems, belts and conveyors, preparation plant maintenance, and refuse disposal areas for the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015, respectively, and (ii) approximately $2,613 and $2,630 of cash reserves related to the replacement of coal reserves based on our production forecast for the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015, respectively. Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures. For purposes of comparability, we are presenting estimated maintenance capital expenditures for the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015 that are calculated using the same methodology that we will use following the completion of this offering. We estimate that our actual cash maintenance capital expenditures for the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015 were $28,408 and $27,169, respectively. The difference between our estimated maintenance capital expenditures for the pro forma periods and our estimated actual cash maintenance capital expenditures represents our proportionate share of the additional amount of maintenance capital expenditures accrued based on our long-term expectations of the ongoing average level of maintenance capital expenditures necessary to maintain the ongoing operations of the Pennsylvania mining complex. Please read “—Significant Forecast Assumptions—Capital Expenditures.”
(6)	Primarily relates to expansion capital expenditures associated with the Harvey mine, which commenced longwall operations in March 2014.

Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016

We forecast our estimated adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2016 will be approximately $101.1 million and $63.2 million, respectively. In order to pay the aggregate annualized minimum quarterly distribution to all of our unitholders and the corresponding distribution on our general partner’s 2% general partner interest for the twelve months ending June 30, 2016, we must generate adjusted EBITDA and distributable cash flow of at least $86.5 million and $48.6 million, respectively.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2016, and related assumptions set forth below, to substantiate our belief that we will have sufficient adjusted EBITDA and distributable cash flow to pay the aggregate annualized minimum quarterly distribution to all our unitholders and the corresponding distributions on our general partner’s 2% general partner interest for the twelve months ending June 30, 2016. Please read “—Significant Forecast Assumptions.” This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate sufficient adjusted EBITDA and distributable cash flow to pay the minimum quarterly distribution to all unitholders and our general partner for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated adjusted EBITDA and distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

CNX Coal Resources LP

Estimated Adjusted EBITDA and Distributable Cash Flow

Twelve Months Ending June 30, 2016
($ in millions, except per unit amounts)
Coal revenue	$285.2
Freight revenue	2.7

Total revenue and other income	287.9

Operating and other costs (related party of $40.2)	159.1
Royalties and production taxes	11.4
Selling and direct administrative expenses (related party of $4.7)	4.9
Depreciation, depletion and amortization	34.6
Freight expense	2.7
General and administrative expenses (related party of $4.6) (1)	6.6
Other corporate expenses (related party of $2.3)	7.2
Interest expense (2)	8.6

Total costs	235.1

Estimated Net Income Attributable to Unitholders	$52.8

Add:
Interest expense	8.6
Depreciation, depletion and amortization	34.6
Unit based compensation	5.1

Estimated Adjusted EBITDA	$101.1

Less:
Cash interest expense (3)	$8.0
Estimated maintenance capital expenditures (4)	29.9
Expansion capital expenditures	—

Estimated Distributable Cash Flow	$63.2

Estimated Cash Distributions:
Annualized minimum quarterly distribution per unit	$2.05
Estimated aggregate annualized quarterly distributions to public common unitholders	$10.3
Estimated aggregate annualized quarterly distributions to Greenlight Capital	$10.3
Estimated aggregate annualized quarterly distributions to sponsor:
Common units held by sponsor	$3.3
Subordinated units held by sponsor	$23.8
General partner interest held by sponsor	$1.0

Total distributions to sponsor	$28.1

Estimated Aggregate Annualized Quarterly Distributions	$48.6

Excess / (Shortfall) of Estimated Distributable Cash Flow Over Estimated Aggregate Annualized Minimum Quarterly Distributions	$14.6

(1)	We expect to incur approximately $2.4 million of estimated annual incremental general and administrative expenses as a result of being a publicly traded partnership. Includes approximately $297,000, $118,000 and $65,000 of reimbursable compensation related expenses attributable to each of Mr. Brock, Ms. Ritter and Ms. Wiegand, respectively. Please read “Management—Compensation of Our Officers and Directors—Executive Compensation.”
(2)	Forecasted interest expense includes (i) interest on amounts outstanding under our new revolving credit facility; (ii) amortization of origination fees and (iii) commitment fees on the unused portion of our new revolving credit facility.
(3)	Forecasted cash interest expense includes (i) interest on amounts outstanding under our new revolving credit facility and (ii) commitment fees on the unused portion of our new revolving credit facility.
(4)	Represents estimated maintenance capital expenditures. Includes (i) approximately $27.4 million of estimated maintenance capital expenditures related to the rebuild, replacement, repair and maintenance of mining equipment associated with our continuous mining units and longwall systems, belts and conveyors, preparation plant maintenance, and refuse disposal areas and (ii) approximately $2.5 million of cash reserves related to the replacement of coal reserves based on our production forecast. We estimate that our actual cash maintenance capital expenditures for the twelve months ending June 30, 2016 will be $29.5 million. Please read “—Significant Forecast Assumptions—Capital Expenditures.”

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2016. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results, and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

In connection with the completion of this offering, our sponsor will contribute to us all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the Pennsylvania mining complex. As a result, the forecasted financial and operating results reflect 20% of the total forecasted financial and operating results of the Pennsylvania mining complex as a whole.

Production and Revenues

We forecast that our coal revenues for the twelve months ending June 30, 2016 will be approximately $285.2 million compared to approximately $323.4 million for the pro forma year ended December 31, 2014 and approximately $317.9 million for the pro forma twelve months ended March 31, 2015. Our forecast is based primarily on the following assumptions:

•	We estimate that we will produce approximately 4.9 million tons of coal for the twelve months ending June 30, 2016 compared to the 5.2 million tons of coal that we produced for the pro forma year ended December 31, 2014 and the 5.2 million tons of coal that we produced for the pro forma twelve months ended March 31, 2015. Our estimated decrease in production volumes compared to the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015 is primarily due to lower production at the Bailey and Enlow Fork mines during the forecast period partially offset by a full twelve months of longwall production from the Harvey mine (which commenced longwall operations in March 2014) being reflected in the forecast period. During the year ended December 31, 2014 and twelve months ended March 31, 2015, we ran an additional longwall at the Bailey mine and/or the Enlow Fork mine for approximately 14 weeks and 27 weeks, respectively, to meet our sales commitments. Our forecast assumes a four-day per week production schedule throughout the remainder of 2015, followed by a five-day per week production schedule during 2016 to match production volumes with current and expected sales contract commitments. During the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015, our mines operated on a five-day per week production schedule. Our coal production could vary significantly from the foregoing assumption based on numerous factors, many of which are beyond our control. Please read “Risk Factors.”

•

We estimate that we will sell approximately 4.9 million tons of coal for the twelve months ending June 30, 2016 compared to the 5.2 million tons we sold for the pro forma year ended December 31, 2014 and the 5.3 million tons of coal we sold for the pro forma twelve months ended March 31, 2015. Our estimated decrease in tons of coal sold compared to the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015 is primarily due to lower production at the Bailey and Enlow Fork mines during the forecast period. We estimate that we will sell approximately 4.79 million tons of coal in the thermal coal market compared to the 4.98 million tons we sold in the thermal coal market for the pro forma year ended December 31, 2014 and the 5.06 million tons we sold in the thermal coal market for the pro forma twelve months ended

March 31, 2015. We estimate that we will sell approximately 0.15 million tons of coal in the metallurgical coal market compared to the 0.25 million tons we sold in the metallurgical coal market for the pro forma year ended December 31, 2014 and the 0.20 million tons we sold in the metallurgical coal market for the pro forma twelve months ended March 31, 2015.

•	We estimate that our average coal sales price per ton will be approximately $57.75 for the twelve months ending June 30, 2016 compared to our average coal sales price per ton of $61.88 for the pro forma year ended December 31, 2014 and our average coal sales price per ton of $60.44 for the pro forma twelve months ended March 31, 2015. We estimate that our average coal sales price per ton sold in the thermal coal market will be approximately $57.86 for the twelve months ending June 30, 2016 compared to our average coal sales price per ton sold in the thermal coal market of $61.99 for the pro forma year ended December 31, 2014 and our average coal sales price per ton sold in the thermal coal market of $60.50 for the pro forma twelve months ended March 31, 2015. We estimate that our average coal sales price per ton sold in the metallurgical coal market will be approximately $54.31 for the twelve months ending June 30, 2016 compared to our average coal sales price per ton sold in the metallurgical coal market of $59.67 for the pro forma year ended December 31, 2014 and our average coal sales price per ton sold in the metallurgical coal market of $59.04 for the pro forma twelve months ended March 31, 2015. Actual results could vary significantly from our assumptions if we are unable to deliver coal pursuant to our contracts, if a number of our customers are unable to satisfy their contractual obligations or if we are materially incorrect in our pricing or volume assumptions for uncommitted sales.

•	Our estimate includes sales under committed and priced sales contracts to sell approximately 3.5 million tons, or approximately 70% of our forecasted sales volume, at a forecasted weighted average price of $60.36 per ton during the forecast period. The forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. While management considers the expectations and assumptions regarding forecasted prices to be reasonable, they are inherently subject to business, economic, competitive, regulatory and other risks and uncertainties, most of which are beyond our control. Please read “Business—Our Customers and Contracts.”

•	We estimate that we will sell approximately 1.4 million tons, or approximately 30% of our forecasted sales during the forecast period, to customers for which we do not currently have committed and priced sales contracts in place for a weighted average price per ton of $51.66. Our estimated weighted average sales price for our uncommitted tons assumes that we will be successful in selling these tons at prices that reflect management’s current estimates of market conditions and pricing trends. Management’s estimates are based on published indices, a review of recently completed transactions and conversations with customers and sales prospects.

•	We estimate that our average cash margin per ton for the twelve months ending June 30, 2016 will be $22.50 compared to $26.41 for the pro forma year ended December 31, 2014 and $23.70 for the pro forma twelve months ended March 31, 2015. The forecasted decrease in average cash margin per ton is primarily due to our lower average realized price during the forecast period. Our forecasted average cash margin per ton could vary significantly because of a large number of variables, many of which are beyond our control.

•

We estimate that our freight revenue will be approximately $2.7 for the twelve months ending June 30, 2016 compared to freight revenue of $3.4 million for the pro forma year ended December 31, 2014 and $2.3 million for the pro forma twelve months ended March 31, 2015. Freight revenue, and offsetting freight expense, is incurred when we maintain the shipping agreements and the shipping and handling costs are invoiced to coal customers and are paid to third-party carriers. The forecasted freight revenue is based upon our forecast of coal sales by customer and our understanding of historic shipping and handling arrangements specific to our customer base. Actual results could vary if our assumptions of customer mix or shipping and handling arrangements vary versus actual arrangements entered into by our customers.

Operating and Other Costs

We forecast our operating and other costs will be approximately $159.1 million for the twelve months ending June 30, 2016 compared to approximately $168.1 million for the pro forma year ended December 31, 2014 and approximately $173.4 million for the pro forma twelve months ended March 31, 2015. Operating and other costs primarily include the cost of labor, maintenance, power, lease expense, inventory changes (both volume and price) and all other costs that are directly related to our mining operations other than direct administrative, selling, royalties and production taxes and depreciation, depletion and amortization. The decrease in operating costs for the forecast period compared to the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015 is primarily attributable to decreased longwall production during the forecast period.

Royalties and Production Taxes

We estimate that our royalties and production taxes for the twelve months ending June 30, 2016 will be $11.4 million compared to $14.2 million for the pro forma year ended December 31, 2014 and $13.4 million for the pro forma twelve months ended March 31, 2015. The forecasted decrease in royalties and production taxes is primarily due to less production in West Virginia (which levies a severance tax on coal) compared to the pro forma year ended December 31, 2014 and twelve months ended March 31, 2015.

Selling, Administrative and Corporate Expenses

Our selling, administrative and corporate expenses consist of (i) selling and direct administrative expenses, (ii) general and administrative expenses and (iii) other corporate expenses.

Selling and direct administrative expenses include corporate and administrative expenses that are directly attributable to the production of coal or to selling coal, including mine engineering services, land, direct administrative costs and selling expenses.

General and administrative expenses include salaries and related employee benefit costs of the directors and officers of our general partner, corporate general and administrative expenses proportionately charged to us from our sponsor (inclusive of employee and non-employee costs) and expenses incurred as a result of being a publicly traded company, such as accounting, audit and legal fees.

Other corporate expenses include cash based incentive compensation expenses and equity-based incentive compensation expenses proportionately charged to us from our sponsor and equity-based incentive compensation expenses directly incurred by us under our long-term incentive plan.

We expect total selling, administrative and corporate expenses for the twelve months ending June 30, 2016 will be approximately $18.7 million compared to approximately $20.1 million for the pro forma year ended December 31, 2014 and $18.3 million for the pro forma twelve months ended March 31, 2015. These amounts include the approximate $2.4 million of annual incremental publicly traded partnership expenses that we expect to incur after the completion of this offering.

Depreciation, Depletion and Amortization

We estimate that depreciation, depletion and amortization expense will be approximately $34.6 million for the twelve months ending June 30, 2016 compared to approximately $33.8 million for the pro forma year ended December 31, 2014 and $35.7 million for the pro forma twelve months ended March 31, 2015. The increase in depreciation, depletion and amortization expense compared to the pro forma year ended December 31, 2014 is due to an increase in depreciation related additional depreciation of equipment as a result of the Harvey mine operating for a full twelve months.

Interest Expense

We estimate that interest expense will be approximately $8.6 million for the twelve months ending June 30, 2016. Our interest expense for the twelve months ending June 30, 2016 includes (i) approximately $7.0 million of interest under our new revolving credit facility based on an assumed interest rate of 3.71%, (ii) approximately $0.6 million of non-cash amortization of assumed origination fees for our new revolving credit facility and (iii) approximately $1.0 million of commitment fees on the unused portion of our new revolving credit facility based on an assumed $188.7 million in average borrowings outstanding under our new revolving credit facility during the twelve months ending June 30, 2016.

Our new revolving credit facility will bear interest at either a base rate or LIBOR rate, in each case plus a margin. We calculated our interest rate based on the LIBOR rate, which generally will be LIBOR plus 2.5% to 3.5%, depending on our most recent consolidated leverage ratio or our credit rating, as the case may be. For purposes of our estimate, we assumed LIBOR of 0.71% plus a margin of 3.0% applicable to the LIBOR rate. We estimated that we will incur approximately $0.6 million of non-cash amortization of origination fees. We calculated the approximate $1.0 million of commitment fees based on an assumed 0.5% commitment fee on the estimated $211.3 million average undrawn portion of the new revolving credit facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility” for a description of our new revolving credit facility.

Capital Expenditures

We distinguish between maintenance capital expenditures and expansion capital expenditures. In general, maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or capital asset base, and expansion capital expenditures are cash expenditures made to increase, over the long term, our operating capacity or capital asset base. Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of distributable cash flow, operating surplus and adjusted operating surplus if we were to subtract actual maintenance capital expenditures. To help mitigate these fluctuations, our partnership agreement will require that each quarter we subtract from operating surplus an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity or capital asset base over the long term, as opposed to subtracting the actual amount we spend on maintenance capital expenditures in that quarter. In addition, our maintenance capital expenditures include expenditures associated with the replacement of coal reserves, whether through the expansion of an existing mine or the acquisition or development of new reserves, to maintain, over the long term, our operating capacity or capital asset base. Estimated maintenance capital expenditures will reduce operating surplus and distributable cash flow, but expansion capital expenditures and actual maintenance capital expenditures will not reduce operating surplus and distributable cash flow. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures.”

We forecast capital expenditures for the twelve months ending June 30, 2016 based on the following assumptions:

•

Our estimated maintenance capital expenditures are $29.9 million for the twelve months ending June 30, 2016 compared to estimated maintenance capital expenditures of approximately $30.0 million for the pro forma year ended December 31, 2014 and $30.1 million for the pro forma twelve months ended March 31, 2015. We estimate that our actual cash maintenance capital expenditures for the twelve months ending June 30, 2016 will be $29.5 million. The difference between our $29.9 million in estimated maintenance capital expenditures for the twelve months ending June 30, 2016 and the $29.5 million in estimated actual cash maintenance capital expenditures represents our proportionate share of the additional amount of maintenance capital expenditures that we will accrue based on our long-term expectations of the ongoing average level of maintenance capital expenditures necessary to maintain the ongoing operations of the Pennsylvania mining complex. Our estimate of maintenance capital expenditures are those capital expenditures required to maintain, over the long-term, our operating capacity or capital asset base. Maintenance capital expenditures include the rebuild, replacement, repair and maintenance of mining equipment associated with our continuous mining units and longwall systems, belts and conveyors, preparation plant maintenance, and refuse disposal areas. The forecasted levels of maintenance capital expenditures are based on actual cost experienced operating the Pennsylvania mining complex and budgeted capital expenditures by our mine operation teams based on recent purchase orders and discussions with vendors regarding pricing. Our forecasted maintenance capital expenditures also include approximately $2.5 million for the replacement of our coal reserves to maintain, over the long term, our operating capacity or capital asset base. We expect to fund actual maintenance capital expenditures from cash generated by our operations and borrowings under our revolving credit facility.

•	We do not expect to incur any expansion capital expenditures during the twelve months ending June 30, 2016 compared to approximately $39.7 million for the pro forma year ended December 31, 2014 and $12.6 million for the pro forma twelve months ended March 31, 2015. Substantially all of the expansion capital expenditures for the pro forma year ended December 31, 2014 and the pro forma twelve months ended March 31, 2015 relate to the Harvey mine, the installation of which was completed and operations commenced in March 2014.

Regulatory, Industry and Economic Factors

Our forecast of adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2016 is also based on the following significant assumptions related to regulatory, industry and economic factors:

•	there will be no material nonperformance or credit-related defaults by suppliers, customers or vendors nor will any events occur that would be deemed a force majeure event under our coal sales contracts;

•	there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the coal industry in which we operate that will be materially adverse to our business;

•	there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or operations;

•	there will be no unforeseen geologic conditions or equipment failures at our mines that would have a material effect on our operations;

•	there will not be a shortage of skilled labor; and

•	there will not be any material adverse changes in the coal industry, commodity prices, capital markets or overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2015, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through September 30, 2015, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of any cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including cash reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);

•	comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we or such subsidiary is bound or we or such subsidiary’s assets are subject; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions pursuant to this bullet point if the effect of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•	plus, if our general partner so determines, all or any portion of the additional cash and cash equivalents (i) on hand on the date of determination of available cash with respect to such quarter resulting from working capital borrowings made subsequent to the end of such quarter or (ii) available to be borrowed as a working capital borrowing as of the date of determination of available cash with respect to such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to our partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.5125 per unit, or $2.05 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of costs and expenses to our general partner and its affiliates incurred on our behalf. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility.”

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2% of all quarterly distributions from inception that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% general partner interest in these distributions will be reduced if we issue additional limited partner interests in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering).

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.58938 per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on common units, subordinated units or the general partner interest that they own.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$50.0 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, provided that cash receipts from the termination of a hedge contract prior to its scheduled settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•	cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, our definition of operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $50.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Interim Capital Transactions

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) issuances of equity interests, (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (iv) capital contributions received by us and our subsidiaries.

Operating Expenditures

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, compensation of employees, officers and directors of our general partner, reimbursements of expenses of our general partner and its affiliates, debt service payments, estimated maintenance capital expenditures (as discussed in further detail below), repayment of working capital borrowings and payments made in the ordinary course of business under any hedge contracts, subject to the following:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above) will not constitute operating expenditures when actually repaid;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings will not constitute operating expenditures;

•	operating expenditures will not include (i) expansion capital expenditures, (ii) actual maintenance capital expenditures, (iii) payment of transaction expenses (including taxes) relating to interim capital transactions, (iv) distributions to our partners, (v) repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans) or (vi) any other expenditures or payments using the proceeds from this offering that are described in “Use of Proceeds;” and

•	(i) amounts paid in connection with the initial purchase of a hedge contract will be amortized over the life of such hedge contract and (ii) payments made in connection with the termination of any hedge contract prior to the expiration of its scheduled settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus generally will not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $50.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

We distinguish between maintenance capital expenditures and expansion capital expenditures. In general, maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or capital asset base, and expansion capital expenditures are cash expenditures made to increase, over the long term, our operating capacity or capital asset base. Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of distributable cash flow, operating surplus and adjusted operating surplus if we were to subtract actual maintenance capital expenditures. To help mitigate these fluctuations, our partnership agreement will require that each quarter we subtract from operating surplus an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity or capital asset base over the long term, as opposed to subtracting the actual amount we spend on maintenance capital expenditures in that quarter. As a result, estimated maintenance capital expenditures will reduce operating surplus and distributable cash flow, but expansion capital expenditures and actual maintenance capital expenditures will not reduce operating surplus and distributable cash flow.

Our general partner will review all capital expenditures on an annual basis in connection with the budget process and on a quarterly basis at the time expenditures are made to determine which expenditures increase current operating capacity or capital asset base over the long term. Factors our general partner will consider include an assessment of current operating capacity or capital asset base of a mine at the time of the expenditure and an evaluation of whether the expenditure will increase such mine’s operating capacity or capital asset base or whether the expenditure will replace or maintain such mine’s current operating capacity or capital asset base. To the extent a capital expenditure increases operating capacity or capital asset base in a sustainable way, it will be classified as an expansion capital expenditure in the period in which the capital expenditure was made. Otherwise, it will be considered a maintenance capital expenditure. Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Maintenance Capital Expenditures

Under our partnership agreement, maintenance capital expenditures are cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or capital asset base. Examples of maintenance capital expenditures include expenditures associated with the replacement of equipment and coal reserves, whether through the expansion of an existing mine or the acquisition or development of new reserves, to the extent such expenditures are made to maintain, over the long term, our operating capacity or capital asset base as they exist at such time as the capital expenditures are made. In addition, the rebuild of a continuous mining unit would be considered a maintenance capital expenditure as it would not result in a sustainable, long-term increase to a mine’s operating capacity or capital asset base but rather will maintain such mine’s current operating capacity or capital asset base.

Our partnership agreement will require that each quarter we subtract from operating surplus an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity or capital asset base over the long term, as opposed to subtracting the actual amount we spend on maintenance capital expenditures in that quarter. The amount of estimated maintenance capital expenditures deducted from operating surplus for those periods will be subject to review and revision by our general partner at least once a year. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. Our partnership agreement does not set a limit on the amount of maintenance capital expenditures that our general partner may estimate. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read “Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	the amount of actual maintenance capital expenditures in any quarter will not directly reduce operating surplus but will instead be factored into the estimate of the average quarterly maintenance capital expenditures. This may result in the subordinated units converting into common units when the use of actual maintenance capital expenditures would result in lower operating surplus during the subordination period and potentially result in the tests for conversion of the subordinated units not being satisfied;

•	it may increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

•	it may be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner.

We forecast that our estimated maintenance capital expenditures will total $29.9 million during the twelve months ending June 30, 2016. We expect to fund forecasted actual cash maintenance capital expenditures of approximately $29.5 million for the twelve months ending June 30, 2016 with cash generated by our operations and borrowings under our revolving credit facility.

Expansion Capital Expenditures

Under our partnership agreement, expansion capital expenditures are cash expenditures for acquisitions, the construction of new capital assets or the replacement, improvement or expansion of existing capital assets that are made to increase, over the long term, our operating capacity or capital asset base. Expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Examples of expansion capital expenditures include the acquisition or the construction, development or expansion of additional mines, longwall mining systems, processing facilities, transload facilities or storage capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity or capital asset base. For example, should we determine to develop an additional longwall mining system at the Harvey mine, the capital expenditures related to the development of the second longwall mining system would be considered expansion capital expenditures since they would increase the current operating capacity or capital asset base of the Harvey mine over the long term. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction of a capital asset in respect of a period that (i) begins when we enter into a binding obligation to commence construction of a capital improvement and (ii) ends on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus.

We do not expect to incur any expansion capital expenditures during the twelve months ending June 30, 2016.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.5125 per unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed “subordinated” because for a period of time, referred to as the “subordination period,” the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from operating surplus on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after June 30, 2018, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest equaled or exceeded $2.05 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $2.05 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending June 30, 2016, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest equaled or exceeded $3.08 (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $3.08 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any expenditures that are not operating expenditures solely because of the provision described in clause (vi) of the third bullet under the caption “—Operating Surplus and Capital Surplus—Operating Expenditures” above; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest if we issue additional limited partner interests. Our general partner’s 2% general partner interest, and the percentage of our cash distributions to which it is entitled from such 2% general partner interest, will be proportionately reduced if we issue additional limited partner interests in the future (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2% general partner interest, our general partner continues to own the incentive distribution rights and we do not issue any additional classes of equity securities.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.58938 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.64063 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.76875 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner, as the initial holder of our incentive distribution rights, based on the specified target distribution levels. The amounts set forth under “Marginal percentage interest in distributions” are the percentage interests of our unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total quarterly distribution per unit target amount” until available cash we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

				Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Per Unit Target Amount			Unitholders	General Partner
Minimum Quarterly Distribution			$0.5125	98%	2%
First Target Distribution	above $	0.5125	up to $0.58938	98%	2%
Second Target Distribution	above $	0.58938	up to $0.64063	85%	15%
Third Target Distribution	above $	0.64063	up to $0.76875	75%	25%
Thereafter	above $	0.76875		50%	50%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period. In addition, our general partner will be issued a general partner interest necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.80.

			Marginal Percentage Interest in Distributions			Quarterly Distribution Per Unit Following Hypothetical Reset
	Quarterly Distribution Per Unit Prior to Reset		Common Unitholders	General Partner Interest	Incentive Distribution Rights
Minimum Quarterly Distribution		$0.5125	98%	2%	—	$0.80
First Target Distribution	above $0.512	up to $0.58938	98%	2%	—	above $0.80 up to $0.92 (a)
Second Target Distribution	above $0.58938	up to $0.64063	85%	2%	13%	above $0.92 up to $1.00 (b)
Third Target Distribution	above $0.64063	up to $0.76875	75%	2%	23%	above $1.00 up to $1.20 (c)
Thereafter	above $0.76875		50%	2%	48%	above $1.20

(a)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(b)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(c)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 23,222,134 common units outstanding, our general partner’s

2% general partner interest has been maintained and the average distribution to each common unit would be $0.80 per quarter for the two consecutive, non-overlapping quarters prior to the reset.

				Cash Distribution to General Partner Prior to Reset
	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Common Units	2% General Partner Interest	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution		$0.5125	$11,901,344	$—	$242,885	$—	$242,885	$12,144,229
First Target Distribution	above $0.5125	up to $0.58938	1,785,318	—	36,435	—	36,435	1,821,753
Second Target Distribution	above $0.58938	up to $0.64063	1,190,134	—	28,003	182,021	210,024	1,400,158
Third Target Distribution	above $0.64063	up to $0.76875	2,975,220	—	79,339	912,401	991,740	3,966,960
Thereafter	above $0.76875		725,692	—	29,028	696,664	725,692	1,451,384

			$18,577,708	$—	$415,690	$1,791,086	$2,206,776	$20,784,484

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 25,460,992 common units outstanding, our general partner has maintained its 2% general partner interest and that the average distribution to each common unit would be $0.80. The number of common units issued as a result of the reset was calculated by dividing (x) $1,791,086, the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, by (y) $0.80, the average of the cash distributions made on each common unit per quarter for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above.

Cash Distribution to General Partner After Reset
	Quarterly Distribution Per Unit After Reset		Cash Distributions to Common Unitholders After Reset	Common Units	2% General Partner Interest	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution		$0.80	$18,577,708	$1,791,086	$415,690	$—	$2,206,776	$20,784,483
First Target Distribution	above $0.80	up to $0.92	—	—	—	—	—	—
Second Target Distribution	above $0.92	up to $1.00	—	—	—	—	—	—
Third Target Distribution	above $1.00	up to $1.20	—	—	—	—	—	—
Thereafter	above $1.20		—	—	—	—	—	—

			$18,577,708	$1,791,086	$415,690	$—	$2,206,776	$20,784,483

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

•	second, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. Then, after distributing an amount of capital surplus for each common unit equal to any unpaid arrearages of the minimum quarterly distributions on outstanding common units, we will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 2% to our general partner and 48% to the holder of our incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the arrearages per common unit in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional units for cash or property (including additional common units issued under any compensation or benefit plans).

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash distributed to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price;

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)	any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1)	the unrecovered initial unit price; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentages set forth above are based on the assumption that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•	first, 98% to the holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

The percentages set forth above are based on the assumption that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common units and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents selected historical financial data of our Predecessor and selected unaudited pro forma financial data of CNX Coal Resources LP for the periods and as of the dates indicated. The following selected historical financial data of our Predecessor reflects a 20% undivided interest in CPCC and Conrhein’s combined assets, liabilities, revenues and expenses. Prior to the effective date of the registration statement of which this prospectus forms a part, each of CPCC and Conrhein contributed to CNX Thermal Holdings all of its respective right, title and interest in and to a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex. In connection with the closing of this offering, CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating, which is the sole member of CNX Thermal Holdings. Please read “Prospectus Summary—The Transactions.”

The selected historical financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited financial statements of our Predecessor appearing elsewhere in this prospectus. The selected historical interim financial data of our Predecessor as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 are derived from the unaudited financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical, unaudited interim and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected unaudited pro forma financial data presented in the following table for the year ended December 31, 2014 and the three months ended March 31, 2015 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of March 31, 2015, and the unaudited pro forma combined statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015, assume the offering and the related transactions occurred as of January 1, 2014. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	CONSOL Energy’s contribution to us of all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex;

•	our entry into a new $400 million revolving credit facility and initial draw of $200 million, the net proceeds of which will be distributed to CONSOL Energy at the closing of this offering;

•	our entry into an operating agreement, employee services agreement, contract agency agreement, terminal and throughput agreement, cooperation and safety agreement, water supply and services agreement, omnibus agreement, and contribution agreement with CONSOL Energy as described in “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions;”

•	our issuance of 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement and our distribution of the proceeds thereof to CONSOL Energy;

•	the consummation of this offering and our issuance of (i) 5,000,000 common units to the public, (ii) a 2% general partner interest and the incentive distribution rights to our general partner and (iii) 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma combined statements of operations do not give effect to an estimated $2.4 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership.

	CNX Coal Resources LP Predecessor Historical				CNX Coal Resources LP Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2014	2013	2015	2014	2014	2015
	(in thousands, except per ton and per unit data)
Statement of Operations Data:
Coal revenue	$323,398	$271,467	$76,887	$82,416	$323,398	$76,887
Freight revenue	3,353	3,556	474	1,486	3,353	474
Other income	7,580	1,336	216	300	7,371	152
Gain (loss) on sale of assets	148	(124)	15	108	153	15

Total revenue and other income	334,479	276,235	77,592	84,310	334,275	77,528

Operating and other costs	172,863	152,054	42,275	38,217	168,103	43,133
Royalties and production taxes	14,169	11,046	2,831	3,642	14,169	2,831
Selling and direct administrative expenses	6,444	5,687	1,293	1,642	4,710	1,178
Depreciation, depletion and amortization	33,949	25,306	8,970	7,032	33,786	8,929
Freight expense	3,353	3,556	474	1,486	3,353	474
General and administrative expenses—related party (1)	5,198	4,521	1,047	1,251	5,264	1,316
Other corporate expenses	7,658	7,680	972	2,676	7,658	972
Interest expense	6,946	2,093	2,381	471	7,961	1,991

Total costs	250,580	211,943	60,243	56,417	245,004	60,824

Net income	$83,899	$64,292	$17,349	$27,893	$89,271	$16,704

Pro forma general partner interest in net income					$1,785	$334
Pro forma net income per limited partner unit (basic and diluted):
Common units					$3.77	$0.70
Subordinated units					$3.77	$0.70

Balance Sheet Data (at period end):
Property, plant and equipment, net	$398,886	$374,284	$397,665			$377,492
Total assets	418,811	392,760	420,070			414,051
Total invested equity / partners’ capital	170,626	119,817	170,776			166,176

Cash Flow Statement Data:
Net cash provided by operating activities	$114,109	$94,416	$27,444	$36,800
Net cash used in investing activities	(52,824)	(67,628)	(6,491)	(19,648)
Net cash used in financing activities	(61,285)	(26,789)	(20,952)	(17,152)

Coal Reserves, Production and Sales Data:
Recoverable reserves (at period end)	157,127	125,066			157,127
Coal tons produced	5,213	4,287	1,302	1,286	5,213	1,302
Coal tons sold	5,227	4,246	1,307	1,275	5,227	1,307
Average sales price per ton	$61.88	$63.93	$58.82	$64.66	$61.88	$58.82
Average costs per ton sold	$42.74	$44.53	$42.73	$40.29	$41.60	$42.64
Average cash margin per ton (2)	$25.27	$24.98	$22.58	$29.45	$26.41	$22.67

Other Data:
Capital expenditures	$68,061	$82,182	$6,510	$34,839
Adjusted EBITDA (3)	$125,150	$96,435	$29,155	$36,653	$131,374	$28,079

(1)	General and administrative expenses—related party for the pro forma year ended December 31, 2014 and the three months ended March 31, 2015 do not give effect to annual incremental general and administrative expenses of approximately $2,418 that we expect to incur as a result of being a publicly traded partnership.
(2)	Average cash margin per ton is an operating ratio derived from non-GAAP measures. For our calculation of average cash margin per ton, please read “—Non-GAAP Financial Measures.”
(3)	For our definition of the non-GAAP financial measure of adjusted EBITDA and a reconciliation of adjusted EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

Adjusted EBITDA

We define adjusted EBITDA as (i) net income (loss) before net interest expense, depreciation, depletion and amortization, as adjusted for (ii) material nonrecurring and other items which may not reflect the trend of our future results. Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted EBITDA is net income. Adjusted EBITDA should not be considered an alternative to net income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income or net cash, and our presentation may vary from the presentations of other companies. As a result, adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of adjusted EBITDA to net income, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	CNX Coal Resources LP Predecessor Historical				CNX Coal Resources LP Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2014	2013	2015	2014	2014	2015
	(in thousands)
Net income attributable to unitholders	$83,899	$64,292	$17,349	$27,893	$89,271	$16,704
Interest expense	6,946	2,093	2,381	471	7,961	1,991
Depreciation, depletion and amortization	33,949	25,306	8,970	7,032	33,786	8,929
Coal contract buyout	(6,000)	—	—	—	(6,000)	—
Other postretirement benefit plan transition payment, net	3,299	—	—	—	3,299	—
Litigation settlement	(855)	—	—	—	(855)	—
Business interruption proceeds	—	(1,089)	—	—	—	—
Bailey belt repairs	551	1,662	—	—	551	—
Stock based compensation	3,361	4,171	455	1,257	3,361	455

Adjusted EBITDA	$125,150	$96,435	$29,155	$36,653	$131,374	$28,079

Cost of Coal Sold

We define cost of coal sold as operating and other production costs related to produced tons sold, along with changes in coal inventory, both in volumes and carrying values. The cost of coal sold includes items such as direct operating costs, royalty and production taxes, direct administration and selling expenses, and depreciation, depletion and amortization costs. Cost of coal sold is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of cost of coal sold in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to cost of coal sold is total costs. Cost of coal sold should not be considered an alternative to total costs or any other measure of financial performance or liquidity presented in accordance with GAAP. Cost of coal sold excludes some, but not all, items that affect net income or net cash, and our presentation may vary from the presentations of other companies. As a result, cost of coal sold as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of cost of coal sold to total costs, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	CNX Coal Resources LP Predecessor Historical				CNX Coal Resources LP Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2014	2013	2015	2014	2014	2015
	(in thousands)
Total costs	$250,580	$211,943	$60,243	$56,417	$245,004	$60,824
Interest expense	(6,946)	(2,093)	(2,381)	(471)	(7,961)	(1,991)
Other corporate expense	(7,658)	(7,680)	(972)	(2,676)	(7,658)	(972)
General and administrative expenses	(5,198)	(4,521)	(1,047)	(1,251)	(5,264)	(1,316)
Freight expense	(3,353)	(3,556)	(474)	(1,486)	(3,353)	(474)
Depreciation, depletion and amortization (non-production)	(1,975)	(1,369)	(525)	(503)	(1,812)	(484)
Other costs (non-production)	(2,073)	(3,634)	1,013	1,317	(1,537)	155

Cost of coal sold	$223,377	$189,090	$55,857	$51,347	$217,419	$55,742

Average Cash Margin Per Ton

We define average cash margin per ton as (i) average coal revenue per ton, net of average cost of coal sold per ton, depreciation, depletion and amortization, as adjusted for (ii) non-production related costs. Average cash margin per ton is an operating ratio derived from non-GAAP measures used by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of average cash margin per ton in this prospectus provides information useful to investors in assessing our financial condition and results of operations. Average cash margin per ton should not be considered an alternative to any other measure of financial performance or liquidity presented in accordance with GAAP. Average cash margin per ton excludes some, but not all, items that affect net income or net cash, and our presentation may vary from the presentations of other companies. As a result, average cash margin per ton as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of average cash margin per ton for each of the periods indicated.

	CNX Coal Resources LP Predecessor Historical				CNX Coal Resources LP Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2014	2013	2015	2014	2014	2015
	(in thousands, except per ton data)
Total coal revenue	$323,398	$271,467	$76,887	$82,416	$323,398	$76,887

Operating and other costs	172,863	152,054	42,275	38,217	168,103	43,133
Royalties and production taxes	14,169	11,046	2,831	3,642	14,169	2,831
Selling and direct administrative expense	6,444	5,687	1,293	1,642	4,710	1,178
Depreciation, depletion and amortization	33,949	25,306	8,970	7,032	33,786	8,929
Less: Other costs (non-production)	(2,073)	(3,634)	1,013	1,317	(1,537)	155
Less: Depreciation, depletion and amortization (non-production)	(1,975)	(1,369)	(525)	(503)	(1,812)	(484)

Total cost of coal sold	$223,377	$189,090	$55,857	$51,347	$217,419	$55,742
Total coal sold	5,227	4,246	1,307	1,275	5,227	1,307
Average sales price per ton sold	$61.88	$63.93	$58.82	$64.66	$61.88	$58.82
Average cost per ton sold	42.74	44.53	42.73	40.29	41.60	42.64

Average margin per ton sold	19.14	19.40	16.09	24.37	20.28	16.18
Add: Total depreciation, depletion and amortization costs per ton sold	6.13	5.58	6.49	5.08	6.13	6.49

Average cash margin per ton sold	$25.27	$24.98	$22.58	$29.45	$26.41	$22.67

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of our Predecessor in conjunction with the historical unaudited financial statements and notes of our Predecessor as of and for the three months ended March 31, 2015 and 2014, the historical audited financial statements and notes of our Predecessor as of and for the years ended December 31, 2014 and 2013 and the unaudited pro forma combined financial statements for CNX Coal Resources LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma combined financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those described in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” included elsewhere in this prospectus.

Unless otherwise indicated, the following discussion of the financial condition and results of operations of our Predecessor reflect a 20% undivided interest in the assets, liabilities and results of operations of the Pennsylvania mining complex. As used in the following discussion of the financial condition and results of operations of our Predecessor, the terms “we,” “our,” “us,” or like terms refer to our Predecessor with respect to its 20% undivided interest in the Pennsylvania mining complex’s combined assets, liabilities, revenues and costs.

Overview

We are a growth-oriented master limited partnership recently formed by CONSOL Energy to manage and further develop all of its active thermal coal operations in Pennsylvania. Our initial assets will include a 20% undivided interest in, and operational control over, CONSOL Energy’s Pennsylvania mining complex, which consists of three underground mines and related infrastructure that produce high-Btu bituminous thermal coal that is sold primarily to electric utilities in the eastern United States, our core market. We believe that our ability to efficiently produce and deliver large volumes of high-quality coal at competitive prices, the strategic location of our mines, the industry experience of our management team and our relationship with CONSOL Energy position us as a leading producer of high-Btu thermal coal in the Northern Appalachian Basin and the eastern United States.

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) coal production, sales volumes and average sales price, which drive coal sales revenue; (ii) cost of coal sold, a non-GAAP financial measure; (iii) adjusted EBITDA, a non-GAAP financial measure; and (iv) distributable cash flow, a non-GAAP financial measure.

Coal Production, Sales Volumes and Average Sales Price

We evaluate our operations based on the volume of coal we can safely produce in compliance with regulatory standards, the volume of coal we sell and the prices we receive for our coal. Our coal production, sales volume and sales prices are largely dependent upon the terms of our multi-year coal sales contracts. The volume of coal we sell is also a function of the pricing environment in the domestic and international thermal and metallurgical coal markets.

We evaluate the price we receive for our coal on an average sales price per ton basis. Our average sales price per ton represents our coal sales revenue divided by total tons of coal sold. The following table provides operational data with respect to our coal sales volume and average prices per ton for the Pennsylvania mining complex on both a 100% basis and our 20% undivided interest for the periods indicated:

	100% Basis for the Three Months Ended March 31,		20% Undivided Interest for the Three Months Ended March 31,
	2015	2014	2015	2014
	(tons in millions)
Tons of coal produced	6.5	6.4	1.3	1.3
Tons of coal sold	6.5	6.4	1.3	1.3
Tons sold under multi-year sales contracts (1)	4.1	4.0	0.8	0.8
Average sales price per ton	$58.82	$64.66	$58.82	$64.66

(1)	Contracts over one year in duration

	100% Basis for the Years Ended December 31,		20% Undivided Interest for the Years Ended December 31,
	2014	2013	2014	2013
	(tons in millions)
Tons of coal produced	26.1	21.4	5.2	4.3
Tons of coal sold	26.1	21.2	5.2	4.2
Tons sold under multi-year sales contracts (1)	15.3	15.5	3.1	3.1
Average sales price per ton	$61.88	$63.93	$61.88	$63.93

(1)	Contracts over one year in duration

We will seek to minimize our direct commodity price exposure and maintain stable cash flows by generating a substantial portion of our revenues from multi-year, committed and priced sales contracts with well-established, creditworthy customers. We intend to further enhance our already strong contract portfolio by focusing on our existing high-quality customer base and extending the duration of our multi-year sales contracts. We believe our multi-year sales contracts provide significant revenue visibility and facilitate our ability to generate stable and consistent cash flows. The average term of our sales contracts is between one to three years, and we have several multi-year sales contracts with terms over four years. Please read “—Factors That Affect Our Results—Contract Position” for more information about the contract position of the Pennsylvania mining complex under our multi-year sales contracts as of May 11, 2015.

Cost of Coal Sold

We evaluate our cost of coal sales on a cost per ton basis. Our cost of coal sold per ton represents our costs divided by the tons of coal we sell. Our costs include labor, supplies, utilities, operating lease expenses, repairs and maintenance, direct administrative expenses, selling expenses, royalties, production taxes and depreciation, depletion and amortization costs, as well as coal inventory fluctuations, both volume and price. Our costs exclude any indirect costs such as general and administrative costs and other costs not directly attributable to the production of coal. Please read “—Results of Operations” for more information about the cost of coal sold per ton.

We define cost of coal sold as operating and other production costs related to produced tons sold, along with changes in coal inventory, both in volumes and carrying values. The costs of coal sold per ton include items such as direct operating costs, royalty and production taxes, direct administration and selling expenses, and depreciation, depletion and amortization costs. Cost of coal sold is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of cost of coal sold in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to cost of coal sold is total costs. Cost of coal sold should not be considered an alternative to total costs or any other measure of financial performance or liquidity presented in accordance with GAAP. Cost of coal sold excludes some, but not all, items that affect net income or net cash, and our presentation may vary from the presentations of other companies. As a result, cost of coal sold as presented below may not be comparable to similarly titled measures of other companies.

For a reconciliation of cost of coal sold to total costs, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Adjusted EBITDA

We define adjusted EBITDA as (i) net income (loss) before net interest expense, depreciation, depletion and amortization, as adjusted for (ii) material nonrecurring and other items which may not reflect the trend of our future results. Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to the operating performance of other companies in the coal industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted EBITDA is net income. Adjusted EBITDA should not be considered an alternative to net income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and our presentation of adjusted EBITDA may vary from that presented by other companies. As a result, adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

For a reconciliation of adjusted EBITDA to net income, the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Distributable Cash Flow

Although we have not quantified distributable cash flow on a historical basis, after the completion of this offering, we intend to use distributable cash flow, which we define as adjusted EBITDA less net cash interest paid and estimated maintenance capital expenditures, to analyze our performance. Distributable cash flow will not reflect changes in working capital balances.

Distributable cash flow is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	the ability of our assets to generate cash sufficient to support our indebtedness and make future cash distributions to our unitholders; and

•	the attractiveness of capital projects and acquisitions and the overall rates of return on alternative investment opportunities.

We believe that the presentation of distributable cash flow in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to distributable cash flow are net income and net cash provided by operating activities. Distributable cash flow should not be considered an alternative to net income, net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net income or net cash, and our presentation may vary from the presentations of other companies. As a result, our distributable cash flow may not be comparable to similarly titled measures of other companies.

Factors That Affect Our Results

Coal Prices. We attempt to mitigate price fluctuations by executing multi-year sales contracts. Domestic coal prices have weakened due to reduced demand from coal-fired power plants. International prices have also declined as a result of excess supply in the marketplace. We expect this low-price environment to continue in the near term.

Coal Demand. Demand for coal can increase due to unusually hot or cold weather as coal-fired electricity generation rises with greater use of air conditioning or heating. Conversely, mild weather can result in weaker demand for our coal. Adverse weather conditions, such as blizzards or floods, can affect our ability to transport our coal and our customers’ ability to take delivery of coal.

Despite the current weakness in international prices, we believe that long-term international demand for thermal and metallurgical coal will continue to increase due primarily to demand from China, India, South Korea, and other Asian countries. As a result of growing international demand, coal prices for thermal coal in the international market have, from time to time, been higher relative to domestic prices and, based on forward price curves, are expected to continue to increase over time. Given our low cost of production and transportation optionality, we believe that we are competitively well positioned to sell and deliver our coal into the international market.

Contract Position. We sell a significant portion of our coal under multi-year sales contracts. Historically, we have marketed our coal principally to electric utilities in the eastern United States. We also export coal into the thermal and metallurgical coal international markets, primarily to Asia, Canada, Europe, India and South America. For the three months ended March 31, 2015 and 2014, we sold approximately 31% and 17%, respectively, of total coal production into international markets. For the years ended December 31, 2014 and 2013, we sold approximately 13% and 20%, respectively, of total coal production into international markets. The following table describes the forecasted contracted position (in millions of tons) of the Pennsylvania mining complex, on a 100% basis, for the years ending December 31, 2015, 2016 and 2017 as of May 11, 2015:

	2015		2016		2017
	Tons	Estimated Price	Tons	Estimated Price	Tons	Estimated Price
Committed and priced (based on forecasted prices) (1)	23.0	$59.33	13.1	$59.25	7.7	$61.35
As a percentage of total production for the twelve months ending June 30, 2016	93.3%	N/A	53.1%	N/A	31.2%	N/A
Committed and unpriced	0.1	N/A	1.5	N/A	1.0	N/A
As a percentage of total production for the twelve months ending June 30, 2016	0.4%	N/A	6.1%	N/A	4.1%	N/A

(1)	For purposes of this table, the forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. The adjustment mechanisms reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. Each customer contract is different and not all contracts contain adjustments for all of clauses (i), (ii) and (iii).

The forecasted prices set forth in the table above were based in part on certain assumptions made by management. With respect to clause (i) quality characteristics, for 2016 and 2017 we assumed that the coal we will deliver will be within the contract range, and no premiums or penalties relating to the quality of coal delivered are forecasted. For the current year, 2015, we based our assumption on our average monthly forecasted quality numbers generated with our production forecast, created using pre-mining geology and analytical work, to determine the likely penalties and premiums associated with each contract using the average mine quality for tons estimated to be shipped during the time period. With respect to clause (ii) actual calorific value, for 2016 and 2017 we assumed that the coal we deliver will be within the contract range, and no premiums or penalties relating to the calorific value of coal delivered are forecasted. For the current year, 2015, we based our assumption on our average monthly forecasted quality numbers generated with our production forecast, created using pre-mining geology and analytical work, to determine the likely penalties and premiums associated with each contract using the average mine quality for tons estimated to be shipped during the time period. The total current price position for 2015 assumes a total year discount of $0.01 per ton effect on our total 2015 price per ton as shown in the table above.

With respect to clause (iii), the electric power price-related adjustments, if any, result only in positive monthly adjustments to the contracted base price that we receive for our coal. In the table above, the forecasted electric power price-related adjustments represent approximately 3%, 7% and 14% for the years ending December 31, 2015, 2016 and 2017, respectively, of the total committed and priced value included in the table. These adjustments to contracted base prices were estimated using publicly available regional power generation information applicable to the markets in which our customers operate and other internally forecasted information regarding contract specific factors that impact pricing. The key assumptions used for the forecasted electric power price-related adjustments were derived using PJM Western Hub Day-Ahead Calendar Month (Peak and Off-Peak) prices adjusted using management’s judgment and historical results. These derived assumptions were held constant in 2015 and 2016 and were increased 3% for 2017. The 2017 increase resulted in a less than 1% increase to the total committed and priced value included in the table. For the three months ended March 31, 2015, the actual prices realized under our contracts that had electric power price-related adjustments exceeded our forecasted price for 2015 as reflected in the table. While management considers the expectations and assumptions regarding forecasted prices, including with respect to forecasted electric power price-related adjustments, to be reasonable, they are inherently subject to business, economic, competitive, regulatory, and other risks and uncertainties, most of which are beyond our control.

Our sales strategy is generally to enter into multi-year sales contracts for the majority of our production. Our average coal sales revenue per ton in the near term may decrease as we replace expiring favorably priced sales contracts with new sales contracts at contractually negotiated market prices. However, we believe that our low-cost operating structure positions us to successfully contract our coal sales at a profitable margin in any price environment in which our competitors also operate.

Coal Production Rates. The table below presents total tons produced from the Pennsylvania mining complex on both a 100% basis and our 20% undivided interest for the periods indicated (in thousands of tons):

	100% Basis for the Three Months Ended March 31,		20% Undivided Interest for the Three Months Ended March 31,
Mine	2015	2014	2015	2014
Bailey	2,931	3,147	586	629
Enlow Fork	2,571	3,061	514	612
Harvey (1)	1,010	220	202	45

Total	6,512	6,428	1,302	1,286

(1)	The Harvey mine commenced longwall mining operations in March 2014.

	100% Basis for the Years Ended December 31,		20% Undivided Interest for the Years Ended December 31,
Mine	2014	2013	2014	2013
Bailey	12,325	10,754	2,465	2,151
Enlow Fork	10,557	10,112	2,111	2,022
Harvey (1)	3,184	567	637	114

Total	26,066	21,433	5,213	4,287

(1)	The Harvey mine commenced longwall mining operations in March 2014. The tons produced in 2013 were a result of development of the mine.

Current operations at the Pennsylvania mining complex include two longwall mining systems at the Bailey mine, two longwall mining systems at the Enlow Fork mine and one longwall mining system at the Harvey mine. Unless we determine to add an additional permanent longwall mining system at the Harvey mine in the future in order to expand the production capacity of the Pennsylvania mining complex, we generally expect to run five longwall mining systems five days per week under normal operations. We also have the flexibility and spare equipment to run an additional longwall mining system at both the Bailey mine and the Enlow Fork mine. Therefore, to the extent sales exceed our normal operating capacity, we may, from time to time, temporarily run an additional longwall mining system at the Bailey mine and/or the Enlow Fork mine to increase our production to meet our forecasted sales commitments. In addition, we may, from time to time to meet our forecasted sales commitments, (i) run weekend shifts at one or more of our mines to increase our production or (ii) reduce work schedules or idle one or more of our mines to decrease our production.

Cost of Coal Sales. We evaluate our cost of coal sales on a cost per ton basis which represents our operating costs, direct administrative and selling expenses, royalties and production taxes, and depreciation, depletion and amortization costs divided by our tons sold. Operating costs include labor, maintenance, power, lease expense, inventory changes (both volume and price) and all other costs that are directly related to our mining operations other than direct administrative, selling, royalties, production taxes and depreciation, depletion and amortization. Our cost of coal sold excludes any indirect costs, such as general and administrative costs, transportation costs and corporate expenses.

Cost of coal sales varies based on many factors such as sales volumes and commodity prices for the supplies used in the mining process. Geological conditions encountered in the mining process also impact costs of sales due to the impact these conditions have on the volume of coal available for sale and maintenance expenses incurred as a result of geological conditions.

Results of Operations

Three Months Ended March 31, 2015 Compared with the Three Months Ended March 31, 2014

Total net income was $17 million for the three months ended March 31, 2015 compared to $28 million for the three months ended March 31, 2014. Our results of operations for each of these years are presented in the table below. Variances are discussed following the table.

	For the Three Months Ended March 31,
	2015	2014	Difference
	(in millions)
Total coal revenues	$77	$83	$(6)
Freight revenue	1	1	—

Total revenue and other income	78	84	(6)
Cost of coal sold:
Operating costs	44	39	5
Direct administrative and selling	1	2	(1)
Total royalty/production taxes	3	4	(1)
Depreciation, depletion and amortization	8	6	2

Total cost of coal sold	56	51	5
Other costs and expenses:
Other costs	(1)	(1)	—
Depreciation, depletion and amortization	1	1	—

Total other costs and expenses	—	—	—
General and administrative expense	1	1	—
Other corporate expenses	1	3	(2)
Freight expense	1	1	—
Interest expense	2	—	2

Total costs	61	56	5

Net income	$17	$28	$(11)

Adjusted EBITDA	$29	$37	$(8)

Coal Operations

Coal revenue and cost components on a per unit basis for the three months ended March 31, 2015 and three months ended March 31, 2014 were as indicated in the table below. Our operations also include various costs such as general and administrative, corporate, freight and other costs not included in our unit cost analysis because these costs are not associated with coal production.

	For the Three Months Ended March 31,
	2015	2014	Variance	Percent Change
Company produced tons sold (in millions)	1.3	1.3	—	—%
Average sales price per ton sold	$58.82	$64.66	$(5.84)	(9.0)%
Total operating costs per ton sold	$33.08	$31.20	$1.88	6.0%
Total direct administration and selling costs per ton sold	0.98	1.16	(0.18)	(15.5)%
Total royalty/production taxes per ton sold	2.18	2.85	(0.67)	(23.5)%
Total depreciation, depletion and amortization costs per ton sold	6.49	5.08	1.41	27.8%

Total costs per ton sold	$42.73	$40.29	$2.44	6.1%

Average margin per ton sold	$16.09	$24.37	$(8.28)	(34.0)%

Add: Total depreciation, depletion and amortization costs per ton sold	6.49	5.08	1.41	27.8%

Average cash margin per ton sold (1)	$22.58	$29.45	$(6.87)	(23.3)%

(1)	Average cash margin per ton is an operating ratio derived from non-GAAP measures. Please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures—Average Cash Margin Per Ton.”

Coal Revenue

Coal revenue was $77 million for the three months ended March 31, 2015 compared to $83 million for the three months ended March 31, 2014. The $6 million decrease in coal revenue was attributable to a $5.84 per ton lower average sales price. The lower average coal sales price in the 2015 period was the result of the roll-off of certain higher-priced legacy sales contracts. Revenue was also impacted by 0.4 million tons of coal being priced in the export market for the three months ended March 31, 2015, which was 0.2 million tons higher than the tons priced in the export market for the three months ended March 31, 2014.

Freight Revenue

Freight revenue is the amount billed to customers for transportation costs incurred. This revenue is based on weight of coal shipped and negotiated freight rates for rail transportation to customers for which we contractually provide transportation services. Freight revenue is completely offset in freight expense and remained consistent for the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Cost of Coal Sales

Cost of coal sales is comprised of operating and other production costs related to produced tons sold, along with changes in coal inventory, both in volumes and carrying values. The costs of coal sold per ton include items such as direct operating costs, royalty and production taxes, direct administration and selling expenses, and depreciation, depletion, and amortization costs. Total cost of coal sold was $56 million for the three months ended March 31, 2015, or $5 million higher than the $51 million for the three months ended March 31, 2014. Total costs per ton sold was $42.73 per ton for the three months ended March 31, 2015 compared to $40.29 per ton for the three months ended March 31, 2014. The increase in total dollars and unit costs was primarily due to adverse geological conditions at the Enlow Fork mine and Harvey mine, primarily relating to sandstone intrusions. The result was reduced coal production and higher maintenance costs at both mines.

Other Costs

Other costs is comprised of various costs and expenses that are not allocated to each individual mine and therefore not included in unit costs. Other costs, including certain administrative expense, remained consistent for the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Other Costs and Expenses—Depreciation, Depletion and Amortization

Depreciation, depletion, and amortization remained consistent for the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

General and Administrative Expense

CONSOL Energy allocates general and administrative costs based upon the level of operating activity of its underlying business units. The amount of general and administrative costs allocated to us from CONSOL Energy remained consistent for the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Other Corporate Expenses

Other corporate expense is comprised of expenses for CONSOL Energy’s stock based compensation and short-term incentive compensation program. These expenses include costs that are directly related to our operations along with a portion of costs that are allocated to us based on a percent of total labor costs. For the three months ended March 31, 2015 other corporate expenses were $1 million compared to $3 million for the three months ended March 31, 2014. The decrease of $2 million was primarily due to lower targeted short-term incentive compensation payouts.

Freight Expense

Freight expense is based on weight of coal shipped and the negotiated freight rates for rail transportation for customers to which we contractually provide transportation services. Freight revenue is the amount billed to customers for transportation costs incurred. Freight expense is offset by freight revenue and remained consistent for the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Interest Expense

Interest expense increased $2 million in three months ended March 31, 2015 compared to the three months ended March 31, 2014, primarily due to less capitalized interest reclassified out of interest expense.

Adjusted EBITDA

Adjusted EBITDA was $29 million for the three months ended March 31, 2015 compared to $37 million for the three months ended March 31, 2014. The $8 million decrease was attributed to a $6.87 decrease in the average cash margin per ton sold. The $6.87 decrease in the average cash margin per ton, which was primarily a result of the decreased coal sales price per ton plus an increase in cost of coal sales per ton, resulted in an adjusted EBITDA decrease of $9 million. The remaining increase in adjusted EBITDA is due to various transactions, none of which were individually material.

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Total net income was $84 million for the year ended December 31, 2014 compared to $64 million for the year ended December 31, 2013. Our results of operations for each of these years are presented in the table below. Variances are discussed following the table.

	For the Years Ended December 31,
	2014	2013	Difference
	(in millions)
Total coal revenues	$323	$271	$52
Freight revenue	3	4	(1)
Miscellaneous other income	8	1	7

Total revenue and other income	334	276	58
Cost of coal sold:
Operating costs	171	148	23
Direct administrative and selling	6	5	1
Total royalty/production taxes	14	11	3
Depreciation, depletion and amortization	32	25	7

Total cost of coal sold	223	189	34
Other costs and expenses:
Other costs	2	4	(2)
Depreciation, depletion and amortization	2	—	2

Total other costs and expenses	4	4	—
General and administrative expense	5	5	—
Other corporate expenses	8	8	—
Freight expense	3	4	(1)
Interest expense	7	2	5

Total costs	250	212	38

Net income	$84	$64	$20

Adjusted EBITDA	$125	$96	$29

Coal Operations

Coal revenue and cost components on a per unit basis for the years ended December 31, 2014 and December 31, 2013 were as indicated in the table below. Our operations also include various costs such as general and administrative, corporate, freight and other costs not included in our unit cost analysis because these costs are not associated with coal production.

	For the Years Ended December 31,
	2014	2013	Variance	Percent Change
Company produced tons sold (in millions)	5.2	4.2	1.0	23.1%
Average sales price per ton sold	$61.88	$63.93	$(2.05)	(3.2)%
Total operating costs per ton sold	$32.69	$35.11	$(2.42)	(6.9)%
Total direct administration and selling costs per ton sold	1.20	1.26	(0.06)	(4.8)%
Total royalty/production taxes per ton sold	2.72	2.58	0.14	5.4%
Total depreciation, depletion and amortization costs per ton sold	6.13	5.58	0.55	9.9%

Total costs per ton sold	$42.74	$44.53	$(1.79)	(4.0)%

Average margin per ton sold	$19.14	$19.40	$(0.26)	(1.3)%

Add: Total depreciation, depletion and amortization costs per ton sold	6.13	5.58	0.55	9.9%

Average cash margin per ton sold (1)	$25.27	$24.98	$0.29	1.2%

(1)	Average cash margin per ton is an operating ratio derived from non-GAAP measures. Please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures—Average Cash Margin Per Ton.”

Coal Revenue

Coal revenue was $323 million for the year ended December 31, 2014 compared to $271 million for the year ended December 31, 2013. The $52 million increase was attributable to 1.0 million additional tons sold during 2014 partially offset by a $2.05 per ton lower average sales price. The lower average coal sales price in the 2014 period was the result of the roll-off of some higher-priced legacy sales contracts. Revenue was also impacted by 0.7 million tons of coal being priced in the export market for the year ended December 31, 2014, which was 0.2 million tons lower than the tons priced in the export market for the year ended December 31, 2013. Higher sales volumes were the result of market demand and the commissioning of the Harvey mine in March 2014.

Freight Revenue

Freight revenue is the amount billed to customers for transportation costs incurred. This revenue is based on weight of coal shipped and negotiated freight rates for rail transportation to customers for which we contractually provide transportation services. Freight revenue is completely offset in freight expense. Freight revenue was $3 million for the year ended December 31, 2014 compared to $4 million for the year ended December 31, 2013. The $1 million decrease in freight revenue was due to decreased shipments where we were contractually obligated to provide transportation services.

Miscellaneous Other Income

Miscellaneous other income was $8 million for the year ended December 31, 2014 compared to $1 million for the year ended December 31, 2013. The $7 million increase was due to a $6 million coal customer contract buyout and $1 million in other miscellaneous other income, none of which were individually material.

Cost of Coal Sales

Cost of coal sales is comprised of operating and other production costs related to produced tons sold, along with changes in coal inventory, both in volumes and carrying values. The costs of coal sold per ton include items such as direct operating costs, royalty and production taxes, direct administration and selling expenses, and depreciation, depletion, and amortization costs. Total operating costs and expenses were $223 million for the year ended December 31, 2014, or $34 million higher than the $189 million for the year ended December 31, 2013. Total costs per ton sold was $42.74 per ton for the year ended December 31, 2014 compared to $44.53 per ton for the year ended December 31, 2013. The increase in total dollars and decrease in unit costs was primarily due to the 23.1% increase in tons sold. Fixed costs were allocated over more tons sold during 2014, resulting in lower unit costs. These improvements were offset, in part, by various maintenance projects at the Bailey mine and the Enlow Fork mine related to additional longwall overhauls and 22,000 additional feet of coal mined with continuous mining units at the Bailey and the Enlow Fork mines during 2014. The additional footage mined with continuous mining units resulted in additional roof support, haulage, and mine maintenance costs. Unit costs were also negatively impacted during 2014 due to adverse geological conditions at the Enlow Fork mine, primarily relating to sandstone intrusions, along with adverse geological conditions and equipment issues at the Harvey mine, primarily relating to sandstone intrusions, which resulted in reduced coal production at both the Enlow Fork and Harvey mines.

Other Costs

Other costs is comprised of various costs and expenses that are not allocated to each individual mine and therefore not included in unit costs. Other costs were $2 million for the year ended December 31, 2014 compared to $4 million for the year ended December 31, 2013. Supplies expense decreased $1 million for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to additional purchases of supplies in 2013 that related to the preparation plant belt collapse that occurred in July 2012, which were not included in active mining costs.

Other Costs and Expenses—Depreciation, Depletion and Amortization

Depreciation, depletion, and amortization increased $2 million primarily due to additional assets placed in service during 2014 compared to 2013.

General and Administrative Expense

CONSOL Energy allocates general and administrative costs based upon the level of operating activity of its underlying business units. The amount of general and administrative costs allocated to us from CONSOL Energy remained consistent from 2013 to 2014.

Other Corporate Expenses

Other corporate expense is comprised of expenses for CONSOL Energy’s stock based compensation and short-term incentive compensation program. These expenses include costs that are directly related to our operations along with a portion of costs that are allocated to us based on a percent of total labor costs. For the years ended December 31, 2014 and December 31, 2013, other corporate expenses remained consistent.

Freight Expense

Freight expense is based on weight of coal shipped and the negotiated freight rates for rail transportation for customers to which we contractually provide transportation services. Freight revenue is the amount billed to customers for transportation costs incurred. Freight expense is offset by freight revenue. The $1 million decrease in freight expense was due to decreased shipments under contracts for which CONSOL Energy was contractually obligated to provide transportation services.

Interest Expense

Interest expense increased $5 million in 2014 primarily due to less capitalized interest reclassified out of interest expense in 2014 compared to 2013. Capitalized interest decreased during 2014 compared to 2013 due to the Harvey mine coming on line in 2014.

Adjusted EBITDA

Adjusted EBITDA was $125 million for the year ended December 31, 2014 compared to $96 million for the year ended December 31, 2013. The $29 million increase was attributed to 1 million additional tons sold during 2014 and a $0.29 increase in the average cash margin per ton sold. The additional tons sold, which were a result of market demand and the commissioning of the Harvey mine in March 2014, resulted in an adjusted EBITDA increase of $25 million. The $0.29 increase in the average cash margin per ton, which was primarily a result of the decreased cost of coal sales per ton offset, in part, against a decrease in the coal sales price per ton, resulted in an adjusted EBITDA increase of $1 million. The remaining increase in adjusted EBITDA is due to various transactions, none of which were individually material.

Capital Resources and Liquidity

Liquidity and Financing Arrangements

Historically, our principal sources of liquidity have been cash from operations and funding from CONSOL Energy. While we have historically received funding from CONSOL Energy, we do not have any commitment from CONSOL Energy, our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. We expect our ongoing sources of liquidity following this offering to include cash generated from operations, borrowings under our new revolving credit facility and, if necessary, the issuance of additional equity or debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and our long-term capital expenditure requirements and to make quarterly cash distributions at our minimum quarterly distribution level.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures, if any.

We intend to pay a minimum quarterly distribution of $0.5125 per unit per quarter, which equates to an aggregate distribution of approximately $12.1 million per quarter, or approximately $48.6 million per year, based on the number of common units, subordinated units and the general partner interest to be outstanding immediately after the completion of this offering. We do not have a legal or contractual obligation to pay distributions quarterly (or on any other basis) at our minimum quarterly distribution rate (or at any other rate). Please read “Cash Distribution Policy and Restrictions on Distributions.”

Revolving Credit Facility

In connection with this offering, we expect to enter into a new $400 million senior secured revolving credit facility with certain lenders and PNC Bank, National Association, as administrative agent (“PNC”). Obligations under our new revolving credit facility will be guaranteed by certain of our subsidiaries (the “guarantor subsidiaries”) and will be secured by substantially all of our and our subsidiaries’ assets pursuant to a security agreement and various mortgages.

Borrowings under our revolving credit facility may be used by us to fund a cash distribution to CONSOL Energy, pay fees and expenses related to our new revolving credit facility and for general partnership purposes. In connection with the closing of this offering and our entry into our new revolving credit facility, we expect to make an initial draw of $200 million, the net proceeds of which will be distributed to CONSOL Energy.

The unused portion of our revolving credit facility will be subject to a commitment fee of 0.50% per annum. Interest on outstanding indebtedness under our new revolving credit facility is expected to accrue, at our option, at a rate based on either:

•	the highest of (i) PNC’s prime rate, (ii) the federal funds open rate plus 0.50%, and (iii) the one-month LIBOR rate plus 1.0%, in each case, plus a margin ranging from 1.50% to 2.50%; or

•	the LIBOR rate plus a margin ranging from 2.50% to 3.50%.

As of April 30, 2015, interest on outstanding borrowings under the revolving credit facility would have accrued interest at a rate of 3.18% based on a LIBOR rate of 0.18%, plus a margin of 3.00%.

Our new revolving credit facility will mature on the fifth anniversary of its closing and will require compliance with conditions precedent that must be satisfied prior to any borrowing as well as ongoing compliance with certain affirmative and negative covenants.

Affirmative covenants will include, among others, requirements relating to: (i) the preservation of existence; (ii) the payment of obligations, including taxes; (iii) the maintenance of properties and equipment, insurance and books and records; (iv) the compliance with laws and material contracts; (v) use of proceeds; (vi) the subordination of intercompany loans; (vii) anti-terrorism, anti-money laundering, anti-corruption and sanctions laws; and (viii) collateral.

Negative covenants will include, among others, restrictions on our and our guarantor subsidiaries’ ability to: (i) create, incur, assume or suffer to exist indebtedness; (ii) create or permit to exist liens on their properties; (iii) make or pay any dividends or distributions; provided that we will be able to make cash distributions of available cash to partners so long as no event of default is continuing or would result therefrom; (iv) merge with or into another person, liquidate or dissolve, acquire all or substantially all of the assets of any going concern or going line of business or acquire all or a substantial portion of another person’s assets; (v) make particular investments and loans; provided that we will be able to increase our ownership percentage of our undivided interest in the Pennsylvania mining complex and make investments in the Pennsylvania mining complex in accordance with our ratable ownership; (vi) sell, transfer, convey, assign or dispose of our assets or properties other than in the ordinary course of business and other select instances; (vii) deal with any affiliate except in the ordinary course of business on terms no less favorable to us than we would otherwise receive in an arm’s length transaction; (viii) amend organizational documents or any documentation governing certain material debt; and (ix) amend, waive or grant a consent under any material contract. In addition, we expect to be obligated to maintain at the end of each fiscal quarter (x) a minimum interest coverage ratio of 3.0 to 1.0 and (y) a maximum leverage ratio of 3.50 to 1.0 (or 4.0 to 1.0 for two fiscal quarters after consummation of a material acquisition). The revolving credit agreement also will contain various reporting requirements.

Our new revolving credit facility also will contain events of default, including, but not limited to, cross-default to certain other debt, breaches of representations and warranties, change of control events and breaches of covenants.

The closing of our new revolving credit facility is subject to certain conditions, including the negotiation, execution and delivery of definitive documentation and the closing of this offering.

Cash Flows

	For the Three Months Ended March 31,			For the Years Ended December 31,
	2015	2014	Change	2014	2013	Change
	(in millions)
Net cash provided by operating activities	$27	$37	$(10)	$114	$94	$20
Net cash used in investing activities	(6)	(20)	14	(53)	(68)	15
Net cash used in financing activities	(21)	(17)	(4)	(61)	(27)	(34)

Three Months Ended March 31, 2015 Compared with the Three Months Ended March 31, 2014

Cash flows provided by operating activities decreased $10 million for the three months ended March 31, 2015 compared to March 31, 2014 primarily due to the following items:

•	Net income decreased $11 million in the period-to-period comparison;

•	Other adjustments to reconcile net income to cash flow provided by operating activities increased due to $2 million of additional depreciation, depletion and amortization for the three months ended March 31, 2015;

•	A net decrease of $1 million due to changes in operating assets, operating liabilities, other assets and other liabilities, which occurred throughout both periods; and

•	The remaining change is due to various other transactions that occurred throughout both periods, none of which were individually material.

Net cash used in investing activities decreased $14 million for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 primarily due to the following items:

•	Capital expenditures decreased $28 million due to a $27 million decrease resulting from the completion of the Harvey mine in the first quarter 2014. The remaining decrease was due to various capital expenditures; and

•	Proceeds from sale of assets decreased $15 million period-to-period from the sale-leaseback agreements for longwall shields at the Harvey mine for the three months ended March 31, 2014.

Net cash used in financing activities increased $4 million for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 primarily due to the following items:

•	Net parent advances increased $1 million for the three months ended March 31, 2015; and

•	Debt issuance and financing fees increased $2 million period-to-period from the commitment for a senior secured term loan facility.

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013:

Cash flows provided by operating activities increased $20 million for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to the following items:

•	Net income increased $20 million in the period-to-period comparison;

•	Other adjustments to reconcile net income to cash flow provided by operating activities increased due to $9 million of additional depreciation, depletion and amortization for the year ended December 31, 2014;

•	A net decrease of $8 million due to changes in operating assets, operating liabilities, other assets and other liabilities, which occurred throughout both periods; and

•	The remaining change is due to various other transactions that occurred throughout both periods, none of which were individually material.

Net cash used in investing activities decreased $15 million for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to the following items:

•	Capital expenditures decreased $14 million due to a $11 million decrease in various projects at the Enlow Fork mine and a decrease of $4 million in capitalized interest due to the completion of the Harvey mine in the first quarter 2014. This decrease was partially offset by various capital expenditures; and

•	Proceeds from sale of assets were consistent period-to-period from the sale-leaseback agreements for longwall shields at both the Bailey and Harvey mines.

Net cash used in financing activities increased $34 million for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to the following items:

•	Net parent advances increased $35 million for the year ended December 31, 2014; and

•	The remaining change is due to various other transactions that occurred throughout both periods, none of which were individually material.

Capital Expenditures

Our mining operations require investments to expand, upgrade or enhance existing operations and to comply with environmental regulations. Our capital requirements consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are those capital expenditures required to maintain or replace, including over the long term, our operating capacity or capital asset base. Expansion capital expenditures are those capital expenditures made to increase our long-term operating capacity or capital asset base. Examples of maintenance capital expenditures include the replacement of equipment and coal reserves, whether through the expansion of an existing mine or the acquisition (by lease or otherwise) of new reserves, to the extent such expenditures are incurred to maintain or replace our operating capacity or capital asset base. Examples of expansion capital expenditures include the acquisition (by lease or otherwise) of reserves, equipment or a new mine or the expansion of an existing mine, to the extent such expenditures are incurred to increase our long-term operating capacity or capital asset base. We estimate that our actual cash maintenance capital expenditures for the twelve months ending June 30, 2016 will be approximately $29 million, comprised of approximately $12 million related to refuse area expansion, approximately $10 million related to mining equipment, approximately $5 million related to airshafts and approximately $2 million related to conveyor belts, overland conveyors and other equipment. We expect to fund our actual cash maintenance capital expenditures with cash generated from our operations and borrowings under our revolving credit facility. We do not expect to incur any expansion capital expenditures during the twelve months ending June 30, 2016.

For the three months ended March 31, 2015, the total capital expenditures of our Predecessor were $7 million compared to capital expenditures of $35 million for the three months ended March 31, 2014. The capital expenditures for the three months ended March 31, 2015 included $1 million for the Bailey mine, $1 million for the Enlow Fork mine, $2 million for the Harvey mine, $2 million related to the preparation plant and $1 million related to land and other projects. The Harvey mine, Bailey mine and Enlow Fork mine expenditures were for equipment and infrastructure. The preparation plant projects were related to water treatment and refuse disposal areas. The capital expenditures for the three months ended March 31, 2014 included $2 million for the Bailey mine, $2 million for the Enlow Fork mine, $29 million for the Harvey mine, $1 million related to the preparation plant and $1 million related to land and other projects. The Bailey mine and Enlow Fork mine expenditures were for equipment and infrastructure. The Harvey mine expenditures were primarily for new mine development. The preparation plant projects were related to water treatment and refuse disposal areas.

For the year ended December 31, 2014, the total capital expenditures of our Predecessor were $68 million compared to capital expenditures of $82 million for the year ended December 31, 2013. The 2014 capital expenditures included $6 million for the Bailey mine, $11 million for the Enlow Fork mine, $39 million for the Harvey mine, $8 million related to the preparation plant and $4 million related to land and other projects. The Bailey mine and Enlow Fork mine expenditures were for equipment and infrastructure. The Harvey mine expenditures were primarily for new mine development. The preparation plant projects were related to water treatment and refuse disposal areas. The 2013 capital expenditures included $11 million for the Bailey mine, $23 million for the Enlow Fork mine, $39 million for the Harvey mine, $4 million related to the preparation plant and $5 million related to land and other projects. The Bailey mine and Enlow Fork mine expenditures for 2013 were for equipment and infrastructure. The Harvey mine expenditures for 2013 primarily related to new mine development. The preparation plant projects were related to water treatment infrastructure and refuse disposal areas.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit and surety bonds. No liabilities related to these arrangements are reflected in our combined balance sheet, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

Critical Accounting Policies

Critical accounting policies are those that are important to our financial condition and require management’s most difficult, subjective or complex judgments. Different amounts would be reported under different operating conditions or under alternative assumptions. We have evaluated the accounting policies used in the preparation of the accompanying financial statements of our Predecessor and related notes thereto and believe those policies are reasonable and appropriate.

We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with GAAP. Our more critical accounting policies include those related to the following items, but refer to Note 1 (Description of Business and Basis of Presentation) of the audited combined financial statements of our Predecessor included elsewhere in this prospectus for a complete listing of our accounting policies.

Other Post-Employment Benefits, Worker’s Compensation and Coal Workers’ Pneumoconiosis

Liabilities and expenses for other post-employment benefits (“OPEB”), worker’s compensation and coal workers’ pneumoconiosis (“CWP”) are determined using actuarial methodologies and incorporate significant assumptions, including the interest rate used to discount the future estimated liability, health care cost trend rates and mortality rates.

The interest rate used to discount future estimated liabilities is determined using a company-specific yield curve model (above median) developed with the assistance of an external actuary. The company-specific yield curve uses a subset of the expanded bond universe to determine the company-specific discount rate. Bonds used in the yield curves are rated AA by Moody’s or Standard & Poor’s as of the measurement date. The yield curve model parallels the plans’ projected cash flows.

The estimated liabilities recognized at December 31, 2014 and the benefit payments made for the year end December 31, 2014 were as follows (in thousands):

Plan	Estimated Liability as of December 31, 2014	Benefit Payments for the year ended December 31, 2014
OPEB	$6,819	$1,530
Workers’ Compensation	3,303	1,038
CWP	1,274	68

Asset Retirement Obligations

The Surface Mining Control and Reclamation Act established operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. We accrue for the costs of current mine disturbance and final mine and gas well closure, including the cost of treating mine water discharge where necessary. Estimates of our total reclamation, mine-closing and gas well closing liabilities, which are based upon permit requirements and our engineering expertise related to these requirements, including the current portion, were approximately $9 million at March 31, 2015 and December 31, 2014. This liability is reviewed annually, or when events and circumstances indicate an adjustment is necessary, by management and engineers. The estimated liability can significantly change if actual costs vary from assumptions or if governmental regulations change significantly.

Accounting for asset retirement obligations requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. Asset retirement obligations are primarily related to the closure of the mines and gas wells and the reclamation of land upon exhaustion of coal reserves. Changes in the variables used to calculate the liabilities can have a significant effect on the mine closing and reclamation liabilities.

Coal Reserve Values

There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff. Our coal reserves have been audited by an independent third party. Some of the factors and assumptions which impact economically recoverable reserve estimates include:

•	geological conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	assumptions governing future prices; and

•	future operating costs.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and these variances may be material.

Contingencies and Significant Contractual Obligations

We are currently involved in certain legal proceedings. We have accrued our estimate of the probable costs for the resolution of these proceedings. This estimate has been developed in consultation with legal counsel involved in the defense of these matters and is based upon the nature of the lawsuit, progress of the case in court, view of legal counsel, prior experience in similar matters, and management’s intended response. Future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions or the outcome of these proceedings. Legal fees associated with defending these various lawsuits and claims are expensed when incurred. Please read Note 12 (Commitments and Contingent Liabilities) of the notes to the unaudited combined financial statements of our Predecessor and Note 17 (Commitments and Contingent Liabilities) of the notes to the audited combined financial statements of our Predecessor included elsewhere in this prospectus for further discussion.

The following is a summary of our significant contractual obligations at December 31, 2014 (in thousands). As of the date of this prospectus, since December 31, 2014, no material, non-recurring transactions have occurred that would affect the following schedule.

	Payments due by Year
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Purchase order firm commitments	$2,464	$—	$—	$—	$2,464
Long-term note payable (a)	18,231	75,005	29,483	56,621	179,340
Interest on long-term note payable (a)	2	—	—	—	2
Capital (finance) lease obligations	30	36	15	—	81
Interest on capital (finance) lease obligations	1	2	1	—	4
Operating lease obligations	9,271	17,975	10,259	3,576	41,081
Long-term liabilities—employee related (b)	2,608	4,969	4,712	5,147	17,436
Other long-term liabilities (c)	30,624	1,415	901	17,380	50,320

Total contractual obligations	$63,231	$99,402	$45,371	$82,724	$290,728

(a)	Long-term debt of $178,762 and interest on long-term debt of $2 will not be assumed by CNX Coal Resources LP and are included in the pro forma adjustments. Please read our unaudited pro forma combined financial statements included elsewhere in this prospectus.
(b)	Long-term liabilities—employee related include liabilities for other post-employment benefits, work-related injuries and illnesses. Estimated salaried retirement contributions required to meet minimum funding standards under ERISA are excluded from the pay-out table due to the uncertainty regarding amounts to be contributed. We do not expect to contribute to the pension in 2015.
(c)	Other long-term liabilities include mine reclamation and closure and other long-term liability costs.

Quantitative and Qualitative Disclosure about Market Risk

In addition to the risks inherent in operations, we are exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding our exposure to the risks related to changes in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk

We are exposed to market price fluctuations in the normal course of selling coal. We sell coal in the spot market and under both short-term and multi-year contracts that contain base prices subject to pre-established price adjustments that reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. Our risk management policy prohibits the use of derivatives for speculative purposes. Please read “—Factors That Affect Our Results—Contract Position” and “Business—Our Customers and Contracts.”

Interest Rate Risk

In connection with the completion of this offering we expect to enter into a new revolving credit facility. Assuming our average debt level of $188.7 million for the twelve months ending June 30, 2016, comprised of funds drawn on our new revolving credit facility, an increase of one percentage point in the interest rate will result in an increase in annual interest expense of $1.9 million. As a result, our results of operations, cash flows and financial condition and our ability to make cash distributions to our unitholders could be materially adversely affected by significant increases in interest rates.

Foreign Exchange Rate Risk

All of our transactions are denominated in U.S. dollars. As a result, we do not have material direct exposure to fluctuations in foreign currency exchange rates from the sale of our coal under sales contracts. However, because coal is sold internationally in U.S. dollars, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide our foreign competitors with a competitive advantage. If our competitors’ currencies decline against the U.S. dollar or against our foreign customers’ local currencies, those competitors may be able to offer lower prices for coal to our customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal we sell to them. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets.

Credit Risk and Customer Concentration

We derive a significant portion of our revenues from a limited number of customers, which exposes us to credit risk and customer concentration risk. We examine the creditworthiness of third-party customers to whom we extend credit and manage our exposure to credit risk through credit analysis, credit approval, credit limits and monitoring procedures, and for certain transactions, we may request letters of credit, prepayments or guarantees. For the three months ended March 31, 2015, the Pennsylvania mining complex derived approximately 16.3%, 15.2%, 11.7% and 10.0% of its total coal sales revenues from Xcoal Energy, Duke Energy, GenOn Energy and the SCPSC, respectively. For the year ended December 31, 2014, the Pennsylvania mining complex derived approximately 17.2%, 15.2%, 9.8% and 7.1% of its total coal sales revenues from Duke Energy, GenOn Energy, the SCPSC and Xcoal Energy, respectively. For the year ended December 31, 2013, the Pennsylvania mining complex derived approximately 14.0%, 12.9%, 12.6% and 11.9% of its total coal sales revenues from Duke Energy, GenOn Energy, Xcoal Energy and the SCPSC, respectively. If our largest customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our business, financial condition, results of operations, cash flows and ability to make cash distributions could be adversely affected. We expect our exposure to concentrated risk of non-payment or non-performance to continue as long as we derive a significant portion of our revenues from a limited number of customers. Please read “Risk Factors—Risks Related to Our Business—The loss of, or significant reduction in, purchases by our largest customers could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions.”

INDUSTRY

Overview

Coal is an abundant and relatively inexpensive natural resource that is a primary source for the generation of electric power and an essential component for certain types of steel manufacturing. Coal is also the most abundant domestic fossil fuel, accounting for approximately 92% of U.S. fossil energy reserves on a Btu basis, according to the National Mining Association. According to the 2015 BP Statistical Review published in June 2015 (the “BP Statistical Review”), worldwide proven coal reserves totaled approximately 892 billion metric tons at 2014 year end. The United States has the largest proven reserve base in the world with approximately 237 billion metric tons, or 26.6% of total world proven coal reserves. According to the BP Statistical Review, U.S. coal reserves represent over 250 years of domestic supply based on 2014 production rates.

Coal is a major contributor to the world’s energy supply. According to the BP Statistical Review, coal represented approximately 30% of the world’s primary energy consumption in 2014, its highest share since 1970. According to Wood Mackenzie, coal’s use in global electricity generation is forecasted to rise 75% from 2014 to 2035. (Unless otherwise indicated, all of the information provided by Wood Mackenzie is as of June 2015.) The chart below demonstrates the increasing importance of coal for global energy consumption over time according to the BP Statistical Review:

Coal quality is largely driven by heat content, with anthracite, bituminous, sub-bituminous and lignite coal representing the highest to lowest heat ranking, respectively, and is also categorized as either thermal coal or metallurgical coal. Thermal coal, which is sometimes referred to as “steam” coal, is used by electric utilities and independent power producers to generate electricity, and metallurgical coal is used by steel companies to produce metallurgical coke for use in the steel making process. In 2013, thermal coal accounted for 928 million tons or approximately 92% of total U.S. coal demand, and 7,101 million metric tons or approximately 86% of total global coal demand, according to Wood Mackenzie. Metallurgical coal accounted for approximately 85 million tons or approximately 8% of total U.S. coal demand, and 1,117 metric million metric tons or approximately 14% of total global coal demand, according to Wood Mackenzie.

Thermal coal consumption patterns are influenced by the demand for electricity, power generation infrastructure, transportation costs, governmental and environmental regulations, technological developments and the location, availability and cost of other sources of energy such as heating oil, natural gas, nuclear power, hydroelectric power and renewable sources of electricity generation, such as solar and wind. Demand for metallurgical coal is influenced primarily by the worldwide demand for steel. Thermal coal produced in the Northern Appalachian basin, where the Pennsylvania mining complex is located, is marketed primarily to electric utilities in the eastern United States, which prefer to source coal with higher heat content at the lowest all-in cost.

Coal Mining Methods

Coal is mined using two primary methods, underground mining and surface mining.

Underground Mining

Underground mines in the United States are typically operated using one of two different methods: longwall mining and continuous mining (or room and pillar mining).

Longwall mining is a highly automated underground mining technique that produces large volumes of coal at lower costs compared to other underground mining methods. A longwall mining system uses a shearer to cut across a panel of coal about 1,500 feet in width and up to 15,000 feet in length, self-advancing roof supports to protect the miners working at the longwall face and an armored face conveyor to transport the coal. The longwall mining system is highly productive due to the continuous nature of the coal production and the large volume of coal produced relative to the number of miners required to operate the longwall mining system. A longwall mining system is supported by one or more continuous mining units. While the continuous mining units contribute to coal production, their primary function is to prepare an area of the mine for longwall operations. Longwall mining accounts for approximately 55% of underground coal production, according to the EIA Annual Coal Report 2013, published in April 2015.

The other underground mining technique commonly used in the United States is the continuous mining method. In continuous mining, rooms are cut into the coal bed leaving a series of pillars, or columns of coal, to help support the mine roof and control the flow of air. Continuous mining equipment is used to cut the coal from the mining face, and shuttle cars are generally used to transport coal to a conveyor belt for subsequent delivery to the surface. Once mining has advanced to the end of a panel, retreat mining may begin to mine as much coal as can be safely and feasibly be mined from each of the pillars created. Continuous mining accounts for approximately 43% of underground coal production, according to the EIA Annual Coal Report 2013, published in April 2015.

Underground mining accounts for approximately 35% of U.S. production, according to the EIA Annual Coal Report 2013, published in April 2015.

Surface mining

Surface mining, including strip mining and mountaintop removal mining, is generally used when coal is found relatively close to the surface, when multiple seams in close vertical proximity are being mined or when conditions otherwise warrant. Surface mining involves removing the overburden with heavy earth moving equipment and explosives, loading out the coal, replacing the overburden and topsoil after the coal has been excavated and reestablishing vegetation and plant life. Surface mining methods include area, contour, auger and highwall mining.

Surface mining produces the majority of U.S. coal output, accounting for approximately 65% of U.S. production, according to the EIA Annual Coal Report 2013, published in April 2015. We do not engage in any surface mining.

Coal Quality Characteristics

Coal quality is differentiated primarily by its heat content as measured in British thermal units per pound (Btu/lb). In general, coal with low moisture and ash content has high heat content. Coal with higher heat content generally commands higher prices because less coal is needed to generate a given quantity of electric power.

Coal quality is also differentiated by sulfur content. When coal is burned, sulfur dioxide and other air emissions are released. Sub-bituminous coal typically has lower sulfur content than bituminous coal. Sulfur concentration has major influences on the use of coal to generate electricity. Sulfur concentration affects the type and capacity of pollution control equipment required (thus, capital cost, and even the ability of a given boiler to fire a given coal); operating costs (such as the amount of lime or limestone required in a flue gas desulfurization (“FGD”) system and the amount of FGD waste that must be disposed of); slagging tendency (related to the iron disulfide content, which is generally desirable for wet-bottom boilers and undesirable for dry-bottom boilers); and the number of emission allowances or credits (for example, Cross-State Air Pollution Rule allowances) that must be used. Thus, sulfur content can determine the absolute acceptability of a specific coal to be used in a given boiler and will usually have some impact on the operating cost of using a coal. As a general rule, lower sulfur content is desirable.

Plants that will burn mid- and high-sulfur coals going forward generally have installed or are in the process of installing flue gas desulfurization scrubbers, which can reduce sulfur dioxide emissions by more than 90%, in order to comply with environmental regulations such as MATS and CSAPR. Plants that will burn lower-sulfur coals, such as sub-bituminous coal from the Powder River Basin, may elect to use dry sorbent injection (“DSI”) instead of a scrubber to control sulfur dioxide emissions. DSI systems have lower capital costs than scrubbers but achieve lower sulfur dioxide removal efficiencies and use higher-cost re-agents than most scrubbers.

Coal ash and chlorine content also can influence the marketability of a particular coal. Ash is the inorganic residue remaining after the combustion of coal. As with sulfur content, ash content varies from seam to seam. Ash content is also an important characteristic of coal because electric generating plants must handle and dispose of ash following combustion. The chlorine content of coal is important to generating station operators since high levels can adversely impact boiler performance by causing fireside corrosion, boiler tube wastage and fouling (stemming from the alkali metals associated with the chlorine), and it can potentially require increased water use and wastewater disposal costs in units equipped with wet flue gas desulfurization scrubbers. For the most part, in the United States, coals with potentially problematic chlorine contents (greater than approximately 0.2%) are limited to the Illinois Basin.

Coal-fired power plants in the United States are also required to reduce their air emissions of hydrogen chloride, formed from the chlorine in coal, and of mercury under the MATS, which are scheduled to take effect in April 2015. Hydrogen chloride emissions are effectively controlled using either a FGD scrubber or DSI. A moderate concentration of chlorine actually promotes mercury emissions control in power plants; the chlorine content of many Northern Appalachian coals (including coal produced from the Pennsylvania mining complex) is sufficiently high to be beneficial in this regard.

More specific to metallurgical coal, volatile matter, which refers to the components of coal that are driven off when heated to approximately 1,742 degrees Fahrenheit in the absence of air, is another important characteristic. Volatile matter contains the compounds that are used to produce certain by-products and generally needs to be within a certain percentage range in order to be better suited for coking purposes.

Transportation

The U.S. coal industry is dependent on a consistent and reliable transportation network connecting the various supply regions to the domestic and international markets. Railroads and barges comprise the foundation of the domestic coal distribution system, collectively handling approximately 75% of all coal shipments, according to Wood Mackenzie. Truck and conveyor systems typically move coal over shorter distances.

Transportation is a significant component of the total cost of coal at a customer’s point of usage. The cost to transport coal from the mine to the customer can be large relative to the value of the coal as an energy source. Coal produced in the United States for domestic consumption is generally sold FOB by the coal producer at the mine or terminal, and the purchaser normally bears the transportation costs from the FOB point. Seaborne coal, however, is generally sold FOB at the loading port by the coal producer or marketer. Based upon individual coal customer needs, a coal producer or marketer may agree to provide transportation and transportation services for the delivery of the coal to the customer in exchange for a higher price.

While coal can sometimes be moved by one transportation method to market, it is common for two or more modes to be used to ship coal (i.e., inter-modal movements). The method of transportation and the delivery distance greatly impact the total cost of coal delivered to the consumer.

In the United States, major export terminals for coal include the Port of New Orleans in New Orleans, Louisiana; Alabama State Docks in Mobile, Alabama; Port of Houston in Houston, Texas; Shipyard River Terminal in Charleston, South Carolina; Hampton Roads in Norfolk, Virginia; and Port of Baltimore in Baltimore, Maryland, which is the location of CONSOL’s Baltimore Marine Terminal. To receive these exports, countries importing coal in both the Atlantic and Pacific seaborne markets have an established import terminal infrastructure.

Coal Consumption and Demand

According to Wood Mackenzie, world coal consumption in 2013 was estimated at 8.2 billion metric tons, of which approximately 1.3 billion metric tons were sold internationally, primarily in the seaborne coal market.

United States Coal Market

Thermal coal is used to generate electricity and supports industrial uses. In 2013, it accounted for approximately 92% of coal consumed in the United States, according to Wood Mackenzie. Metallurgical coal is predominantly consumed in the production of metallurgical coke used in steelmaking blast furnaces. According to the EIA Annual Energy Outlook 2015, power generation from coal-fired units accounted for 39.9% of all power generated in the United States in 2014 compared to 27.9% from natural gas and 19.3% from nuclear power.

According to the EIA, between 1975 and 2010, thermal coal consumption in the United States more than doubled, reaching over 1.0 billion tons in 2010. As a result of the recent global economic conditions, which reduced demand for electricity generation, as well as from increasing natural gas switching and regulatory and environmental pressures, total domestic thermal coal consumption decreased to approximately 870 million tons in 2012, according to the EIA. From 2012 to 2015, total domestic thermal coal consumption is expected to increase approximately 30 million tons primarily from an increasing demand from utilities, according to the EIA Annual Energy Outlook 2015. Despite the retirement of coal-fired generation capacity and increased share of natural gas and other fuel sources in electric generation, the EIA forecasts that the U.S. coal industry will retain its position as the predominant supplier of fuel to the domestic utility industry through 2030. According to the EIA’s Annual Energy Outlook 2015, domestic thermal coal consumption is expected to increase to approximately 980 million tons by 2025 and coal’s share of domestic power generation is projected to average 41% throughout the forecast period.

The following table sets forth the consumption of coal in the United States by consuming sector as actual or forecasted, as applicable, by the EIA for the periods indicated:

U.S. Coal Consumption (tons in millions)

	2012A	2013A	2014A	2015E	2016E	2020E	2025E
Electric Power	824	858	865	854	837	917	935
Industrial	43	43	44	43	44	47	47
Steel Production	21	21	21	21	23	21	21
Commercial/Institutional	2	2	2	2	2	2	2
Coal-to-Liquids	0	0	0	0	0	0	0

Total U.S. Coal Consumption	889	925	933	921	906	987	1,005

Source: EIA Annual Energy Outlook April 2015

U.S. Scrubber Market

Utilities in the United States are increasingly purchasing coal on a heat content basis (measured in dollars per million Btus) and less on a sulfur content basis as sulfur mitigation systems, or scrubbers, are installed by utilities to comply with increasingly stringent emissions requirements required of the Clean Air Act and other state and federal air regulations. The Northern Appalachian basin is characterized by high-Btu coal. Coal produced in the Northern Appalachian basin competes favorably against other coal basins due to its low delivered cost, high heat content, and access to a vast network of transportation outlets for broad consumption across the eastern United States. The CAA Amendments restricted emissions of sulfur dioxide by electric utilities, which caused most utilities to comply with the new regulations by using lower sulfur coal or by purchasing sulfur emission credits. However, as the emission regulations have continued to evolve to include the CSAPR (in effect January 2015), MATS (expected to take effect in April 2015) and other recent EPA and state regulations, these compliance strategies have become less effective and, as a result, most utilities in our core market have elected to install scrubbers at their coal-fired baseload electric generating facilities to meet air emission requirements.

While coal-fired baseload electric generating facilities that have elected to install scrubbers are able to utilize higher-sulfur coal, there is a preference for lower sulfur content due to additional cost to remove the sulfur. Coal produced at the Pennsylvania mining complex has lower sulfur relative to coal produced at many competing mines in the Northern Appalachian Basin and the Illinois Basin.

Source: Ventyx Enterprise Software, The Velocity Suite

Seaborne Thermal Coal Market

The seaborne coal markets for thermal coal, which consists of coal shipped between countries via ocean going vessels, excluding shipments between Canada and the United States via the Great Lakes, consist of the Atlantic market and the Pacific market. The Atlantic market largely consists of countries in Europe, the Mediterranean region, North America, South America and Central America. The Atlantic market’s largest consuming countries for seaborne thermal coal are the United Kingdom, Germany, Italy, Turkey, Spain and France. The Pacific market largely consists of countries in Asia and Oceania, including Australia. The Pacific market’s largest consuming countries for imported seaborne thermal coal are China, Japan, Korea, Taiwan and India. According to Wood Mackenzie, coal consumption in the seaborne thermal coal market increased from approximately 616 million metric tons in 2008 to 959 million metric tons in 2014, a compounded annual growth rate of 7.7%. Seaborne thermal coal demand is expected to decrease to 957 million metric tons in 2015 while growing to 1,633 million metric tons in 2035. Countries outside of the developed economies of Europe and Japan imported 69% of the world’s seaborne export thermal coal in 2014 and their share of the total seaborne thermal coal market is projected to increase to 85% in 2035, according to Wood Mackenzie.

Seaborne Metallurgical Coal Market

The seaborne metallurgical coal market consists of two markets, the Atlantic and Pacific. As with the seaborne thermal coal market, the metallurgical coal market consists of coal shipped on ocean going vessels between countries and excludes shipments between Canada and the United States through the Great Lakes. The Atlantic market largely consists of countries in Europe, the Mediterranean region, North America, and South America. The Atlantic market’s largest consuming countries for seaborne metallurgical coal are Brazil, Italy,

Ukraine, Turkey, Belgium, Germany, the United Kingdom and France. The Pacific market largely consists of countries in Asia and Oceania. The Pacific market’s largest consuming countries for imported seaborne metallurgical coal are Japan, India, South Korea, Taiwan and China. According to Wood Mackenzie, coal consumption in the seaborne metallurgical coal market increased from approximately 216 million metric tons in 2008 to 287 million metric tons in 2014, a compounded annual growth rate of 4.9%. Countries outside of the developed economies of Europe and Japan imported 60% of the world’s seaborne export metallurgical coal in 2014 and their share of the total seaborne metallurgical coal market is projected to increase to 69% in 2035, according to Wood Mackenzie.

Current Weakness in Seaborne Market

According to Wood Mackenzie, China, a key market participant, has experienced a decrease in demand for imports and has introduced additional related and protectionist policies that have negatively impacted trade and prices. Demand from China is expected to decrease from 207 million metric tons in 2014 to 176 million metric tons in 2015. Additionally, there was an increase in availability of supply primarily from Australia. The metallurgical and thermal coal exports from Australia increased by approximately 14 million metric tons and 20 million metric tons in 2014 and 2015, respectively. However, demand for seaborne metallurgical coal is expected to rise from 286 million metric tons in 2014 to 292 million metric tons in 2015.

The prices for thermal and metallurgical coal in the export market can be relatively volatile and dependent on many factors including various supply and demand dynamics as well as currency exchange rates. Most recently, the relatively strong U.S. dollar and oversupply that exists in the international coal markets have pushed prices substantially lower than the peaks established in 2011.

Historical International Prices

Product Type	2010	2011	2012	2013	2014	1Q 2015	2Q 2015	(7/15)
Metallurgical Coal Prices (1)	$215.00	$291.00	$192.50	$153.00	$119.00	$109.50	$93.00
Thermal Coal Prices (2)	$92.49	$121.38	$95.67	$83.02	$74.80	$59.60	$57.13	$59.25

(1)	Based on BMA Index which is the quarterly contract between BHP Billiton and Mitsubishi for metallurgical coal sales and serves as a reference index price for contracts of low-vol metallurgical coal globally. Years shown represent fiscal year ending March 31.
(2)	Based on API2 index which is the primary price reference for physical and over-the-counter (OTC) coal contracts in northwest Europe and serves as a reference for thermal coal. Years shown as calendar year ending December 31.

Source: Doyle Trading Consultants, June 2015

Historical coal export volumes from the United States have fluctuated over the last decade ranging between 48 million tons in 2004 and 97 million tons in 2014, according to the EIA. Of the 97 million tons of coal exported in 2014, 34 million tons was thermal coal with the balance being metallurgical coal. As shown in the table below, between 2004 and 2014 export thermal and metallurgical coal from the United States both increased 103% over the same time period.

United States Coal Exports (tons in millions)

Product Type	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Thermal Coal	21	21	22	27	39	22	26	38	56	52	34
Metallurgical Coal	27	29	27	32	43	37	56	70	70	66	63

Total U.S. Coal Exports	48	50	49	59	82	59	82	108	126	118	97

Source: EIA, February 2015

Coal Industry Trends

Several short-term and long-term factors presently impact coal consumption and production both in the United States and in the seaborne market. These market dynamics include the following:

United States

•	Coal continues to be a low-cost and abundant resource. The power generation infrastructure in the United States is largely coal-fired. According to the EIA, coal had an average market share of electrical generation in the United States of 48% from 2000 to 2013, principally because it is a relatively low-cost, reliable and abundant fuel source. While lower levels of electrical demand, low natural gas prices, together with other cost factors such as fuel transportation and emission control costs displaced some coal-fired generation in 2012, the trend began to reverse in 2013 as a result of rising gas prices and a lower number of coal supply sources. In its June Short Term Energy Outlook for 2015, the EIA projected the average cost of coal delivered to electric generating plants to be $2.30 on a dollars per MMBtu basis versus $3.86 per MMBtu for natural gas, making the estimated price of natural gas substantially more than the price of coal for 2015. According to the EIA, the 2011 to 2015 average fuel prices per million Btu to electricity generators, using coal and competing fossil fuel power generation alternatives, are as follows:

Average Cost of United States Electricity Generation by Fossil Fuel (dollars per million Btu)

Electric Generation Type	2011A	2012A	2013A	2014A	2015E
Distillate Fuel Oil	$22.43	$23.51	$23.05	$22.34	$15.41
Residual Fuel Oil	$18.30	$21.05	$19.32	$19.18	$11.51
Natural Gas	$4.73	$3.42	$4.33	$4.98	$3.86
Coal	$2.39	$2.38	$2.34	$2.36	$2.30

Source: EIA Short-Term Energy Outlook, June 2015

Coal (NAPP Benchmark) vs Natural Gas (Henry Hub) Prices (dollars per million Btu)

Source: Bloomberg L.P., as of December 31, 2014

Note: CoalPenn Index = Pennsylvania FOB Railcar, Pittsburgh coal seam, 12,500-13,000 Btu, 2%-3% sulfur and 7%-9% ash content. Converted to MMBtu using 13,000 Btu, which is the average gross heat content of the CONSOL Energy Pennsylvania mining complex coal.

•	Favorable long-term outlook for U.S. coal market. According to the EIA’s Annual Energy Outlook 2015, domestic thermal coal consumption is expected to increase to approximately 980 million tons by 2025 and coal’s share of domestic power generation is projected to average 41% throughout the forecast period.

•	Modest decline in demand for coal produced in the Northern Appalachian Basin. According to Wood Mackenzie, thermal coal production in the Northern Appalachian Basin is expected to gradually decline, with 85 million tons per year expected to be produced by 2035, representing a compounded annual decline of 1.5% from 118 million tons in 2014. Wood Mackenzie believes, in the near-term, this production forecast will be driven by a decrease in demand due to a decline in natural gas prices in the region. This impact is mitigated by a combination of the continued decline in coal production in the Central Appalachian Basin, the proximity to demand centers and high-Btu content of coal reserves. Also, coal produced in the Northern Appalachian Basin is a cost competitive fuel resource on a delivered cost, heat content and sulfur content adjusted basis to a large percentage of baseload coal fired power plants in the eastern United States.

•	Decline in coal production in the Central Appalachian Basin. Coal production in the Central Appalachian Basin, which has historically been the second largest coal basin in the United States (based on production), has been declining. Increased environmental scrutiny and permitting constraints have significantly increased costs and lowered production from mountain-top mining, a mining method prevalent in Central Appalachia. We believe that this has led to a significant increase in cash costs of produced thermal coal in Central Appalachia and will continue to put cost pressures on producers, disadvantaging Central Appalachia coal on a delivered cost basis relative to other basins. Wood Mackenzie projects that thermal coal production in Central Appalachia will decline 63% from an estimated 67 million tons in 2014 to 25 million tons by 2035. In addition, over the last several years, certain producers in Central Appalachia have shifted production from thermal coal to higher priced metallurgical coal, further decreasing coal available for sale to domestic utilities. We expect declining Central Appalachia production to be offset by production from other U.S. coal basins.

•	Reduced focus by utility coal buyers on sulfur content. Since 1990, the Clean Air Act’s restrictions on utility sulfur emissions made sulfur content an important part of a coal buyer’s selection of coal. However, the increased adoption of scrubbers by utilities has partially reduced the importance of sulfur content in a coal buyer’s decision making process for environmental purposes, as most scrubbers can remove over 90% of sulfur-related gases prior to emission and achieve compliance with applicable environmental regulations even for higher-sulfur coals. However, there is still a preference for coal with lower sulfur content due to additional cost to remove the sulfur. Coal produced at the Pennsylvania mining complex has lower sulfur relative to coal produced throughout much of the rest of the Northern Appalachian Basin and the Illinois Basin. Other key determinants include heat content (a measurement of how much energy could be created by burning the coal), delivered price (a function of transportation distance, modality and rates) and other secondary coal characteristics.

Aside from sulfur content, chlorine is an important characteristic for coal utility buyers. A higher level of chlorine can adversely impact boiler performance by causing fireside corrosion, boiler tube wastage and fouling (stemming from the alkali metals associated with the chlorine), and it can potentially require increased water use and wastewater disposal costs in units equipped with wet flue gas desulfurization scrubbers. In general, the Illinois Basin has chlorine content ranging from 0.06% to 0.50% compared to the Northern Appalachian Basin ranging from 0.10% to 0.17%. The moderate chlorine concentrations found in most Northern Appalachian coals, including coal from the Pennsylvania mining complex, are not generally considered to be problematic, and they can actually provide a benefit by helping to promote mercury emissions control.

•	Increasingly stringent air quality legislation will continue to impact the demand for coal. A series of more stringent environmental requirements related to particulate matter, ozone, mercury, sulfur dioxide, nitrogen oxides, carbon dioxide and other air emissions have been proposed or enacted by federal or state regulatory authorities in recent years including the MATS regulation, which is expected to take effect in April 2015. In addition, environmental regulators are currently considering implementing new proposed changes to greenhouse gas emission limits. We believe that additional air quality regulations may ultimately be adopted and may adversely impact future coal demand.

Seaborne Market

•	Growth in seaborne thermal coal demand. Wood Mackenzie projects consumption of seaborne thermal coal to increase from 936 million metric tons in 2014 to approximately 1.6 billion metric tons by 2035, a compounded annual growth rate of 2.7%. Growth in international coal import demand has resulted primarily from increased demand for thermal coal for electricity generation by emerging global economies, particularly by countries in the Pacific market where coal is the primary fuel source for new power generation. According to Wood Mackenzie, seaborne imports to China are expected to grow from 198 million metric tons in 2014 to 400 million metric tons in 2035, a compounded annual growth rate of 3.8%. In 2014, China’s imports accounted for 21% of total seaborne demand. Between 2014 and 2035, India’s seaborne thermal coal imports are estimated to rise from 142 million metric tons in 2014 to 404 million metric tons in 2035, a compounded annual growth rate of 5.1%. India’s share of the seaborne thermal coal market is estimated to increase from 15% in 2014 to 25% in 2035.

•	Increased demand in seaborne metallurgical coal. Wood Mackenzie expects consumption of seaborne metallurgical coal to increase from 286 million metric tons in 2014 to approximately 407 million metric tons in 2035, a compounded annual growth rate of 1.7%. According to Wood Mackenzie, seaborne imports to China are expected to grow from 59 million metric tons in 2014 to 64 million metric tons in 2035, a compounded annual growth rate of 0.4%. Between 2014 and 2035, India’s seaborne metallurgical coal imports are estimated to rise from 42 million metric tons in 2014 to 131 million metric tons in 2035, a compounded annual growth rate of 5.6%. India’s share of the seaborne metallurgical coal market is estimated to increase from 15% in 2014 to 32% in 2035. Metallurgical coal is expected to be in demand in the long-term as emerging economies experience industrialization and urbanization, specifically China and India.

•

Intermittent supply constraints from traditional thermal and metallurgical coal exporting countries. At times historically, some traditional export supply countries have faced supply constraints limiting their ability to keep up with the pace of seaborne coal demand. Many of these countries have experienced adverse impacts to their export supply capabilities as a result of labor shortages, limited port capacity, rail transportation capacity, reliability, distance, power generation shortages limiting coal processing, increased domestic consumption, unexpected weather impacts, new regulatory and environmental measures, political instability and declining coal qualities. In addition, rising operating cost pressures and increased capital intensity have combined with the near-term decline in thermal and metallurgical coal export prices to force shutdowns of some existing production and delays in new projects coming online. Some producers have decreased output, lowered costs and agreed to sell at lower prices to maintain market share. While some of these constraints have eased in recent years, we believe that many significant coal importing countries in the Pacific market will continue their attempt to diversify their supply sources to guarantee security of supply by importing coal from producers who had traditionally primarily serviced the Atlantic market, including the United States.

Coal Production and Supply

China is the world’s largest producer of coal with approximately 47% of the world’s coal production, according to the BP Statistical Review. In 2014, China was followed by the United States (approximately 13%), Indonesia (approximately 7%), Australia (approximately 7%), India (approximately 6%), Russia (approximately 4%) and South Africa (approximately 4%).

United States Coal Production

According to the BP Statistical Review, the United States is the largest holder of coal reserves in the world, with over 250 years of supply at current production rates. U.S. coal production was approximately 980 million tons in 2013 according to the EIA. Although total annual domestic coal production has been relatively stable at approximately 1.0 billion tons since 1990, the basins contributing to the industry have experienced significant changes. Wood Mackenzie forecasts that thermal coal production in the United States will increase 5% from 2013 to 2035, and will primarily support scrubbed domestic coal-fired generating units together with increasing demand from the seaborne markets. The following table sets forth historical and forecasted production statistics in each of the major U.S. coal producing regions for the periods indicated based on Wood Mackenzie data:

United States Forecasted Coal Production by Region

	2014A	2015E	2016E	2020E	2025E	2035E	2014-2035 Forecasted CAGR
	(tons in millions)
Power River Basin	418.2	401.0	390.9	389.4	406.0	515.5	1.0%
Central Appalachia Thermal	67.4	52.2	33.9	23.6	20.4	25.0	(4.6%)
Northern Appalachia Thermal	117.9	104.3	96.2	91.7	89.7	85.2	(1.5%)
Illinois Basin	137.2	118.9	119.8	138.4	125.4	187.2	1.5%
Metallurgical	79.1	71.9	67.6	69.2	69.4	69.9	(0.6%)
Other	179.8	155.7	146.4	145.5	160.4	152.2	(0.8%)

Total U.S. Coal Production	999.6	904.0	854.8	857.8	871.4	1,034.9	0.2%

Source: Wood Mackenzie, June 2015

Coal Producing Regions

Coal is mined in over half of the states in the United States, but domestic coal production is primarily attributed to three coal producing regions: the Appalachian region, the Interior region and the Western region. Within those three regions, the major producing centers are the Northern Appalachian Basin and the Central Appalachian Basin, the Powder River Basin in the Western region and the Illinois Basin in the Interior region. The type, quality and characteristics of coal vary within each region.

Northern Appalachian Basin

The Northern Appalachian Basin includes Ohio, Pennsylvania, Maryland and northern West Virginia. The area includes reserves of bituminous coal with heat content generally ranging from 11,100 to 13,900 Btu/lb and sulfur content typically ranging from 1.0% to 5.0%. Thermal coal produced in Northern Appalachia is marketed primarily to electric utilities, industrial customers and the export market while metallurgical coal production is marketed to domestic and international steelmakers. According to Wood Mackenzie, estimated thermal coal production in Northern Appalachia for 2014 was 118 million tons, an increase of 9.0% from 2013, and is expected to gradually decline, with an estimated 85 million tons per year produced by 2035.

Central Appalachian Basin

The Central Appalachian Basin includes eastern Kentucky, southern West Virginia, Virginia and northern Tennessee. The area includes reserves of bituminous coal with a heat content typically ranging from 11,500 to 14,200 Btu/lb and sulfur content typically ranging from 0.5% to 4.0%. Thermal coal produced in Central Appalachia is marketed primarily to electric utilities, industrial customers and the export market, while metallurgical coal production is marketed to domestic and international steelmakers. Compared to the Northern Appalachian basin, the Central Appalachian basin has comparatively higher reserve depletion, increased regulatory standards, higher mining costs and increased geologic complexity. According to Wood Mackenzie, estimated thermal coal production in Central Appalachia for 2014 was 67 million tons, a decrease of 5.7% from 2013, and is expected to decline to 25 million tons in 2035.

Illinois Basin

The Illinois Basin includes western Kentucky, Illinois and Indiana. The area includes reserves of bituminous coal with a heat content typically ranging from 9,700 to 12,800 Btu/lb and sulfur content ranging from 1.0% to 6.0%. Most of the coal produced in the Illinois Basin is used to produce electricity, with small amounts used in industrial applications. Compared to the Northern Appalachian basin, the Illinois Basin has a lower heat content, higher chlorine content and higher transportation cost. According to Wood Mackenzie, estimated coal production in the Illinois Basin was 137 million tons in 2014, an increase of 3.8% from 2013, and is expected to increase to 187 million tons in 2035.

Powder River Basin

The Powder River Basin, or PRB, is located in Wyoming and Montana. The PRB produces sub-bituminous coal with sulfur content typically ranging from 0.2% to 0.8% and heat content typically ranging from 7,800 to 9,700 Btu/lb. After strong growth in production over the past 20 years, growth in domestic demand for PRB coal is expected to moderate in the future due to the slowing demand for low Btu coal as scrubbers proliferate, rail transportation rates increase and operating costs grow as a result of higher strip ratios, but is expected to be offset by increasing demand in Asia. According to Wood Mackenzie, estimated coal production in the PRB was 418 million tons for 2014, an increase of 2.6% from 2013, and is expected to grow to 516 million tons in 2035.

BUSINESS

Overview

We are a growth-oriented master limited partnership recently formed by CONSOL Energy to manage and further develop all of its active thermal coal operations in Pennsylvania. Our initial assets will include a 20% undivided interest in, and operational control over, CONSOL Energy’s Pennsylvania mining complex, which consists of three underground mines and related infrastructure that produce high-Btu bituminous thermal coal that is sold primarily to electric utilities in the eastern United States, our core market. Since 2006, CONSOL Energy has invested over $2.0 billion at the Pennsylvania mining complex to develop technologically advanced, large-scale longwall mining operations that enable us to efficiently mine large volumes of coal with low operating costs, high reliability and strong safety and environmental compliance. We believe that our ability to efficiently produce and deliver large volumes of high-quality coal at competitive prices, the strategic location of our mines, the industry experience of our management team and our relationship with CONSOL Energy position us as a leading producer of high-Btu thermal coal in the Northern Appalachian Basin and the eastern United States.

The Pennsylvania mining complex, which includes the Bailey mine, the Enlow Fork mine and the newly opened Harvey mine, has extensive high-quality coal reserves. We mine our reserves from the Pittsburgh No. 8 Coal Seam, which is a large contiguous formation of uniform, high-Btu thermal coal that is ideal for high productivity, low-cost longwall operations. As of December 31, 2014, the Pennsylvania mining complex included 785.6 million tons (157.1 million tons net to our 20% interest on a pro forma basis) of proven and probable coal reserves with an average gross heat content of approximately 13,000 Btus per pound and an average sulfur content of 2.37%. Based on our current production capacity, these reserves are sufficient to support over 27 years of production. Many of our customers’ power plants are optimized to burn coal with our particular heat and sulfur characteristics, which we believe further enhances our position as a leading supplier of coal to power plants in the eastern United States. In addition, all of our reserves exhibit thermoplastic behavior suitable for cokemaking and contain an average of approximately 39% volatile matter (on a dry basis), which enables us, if market dynamics are favorable, to capture greater margins from selling our coal in the metallurgical market to cokemakers and steel manufacturers who utilize modern cokemaking technologies.

The design of the Pennsylvania mining complex is optimized to produce large quantities of coal on a cost efficient basis. We are able to sustain high production volumes at comparatively low operating costs due to, among other things, CONSOL Energy’s significant investments in technologically advanced longwall mining systems, logistics infrastructure and safety. All of our mines utilize longwall mining, which is a highly automated underground mining technique that produces large volumes of coal at lower costs compared to other underground mining methods. We currently operate five longwalls and 18 continuous mining sections at the Pennsylvania mining complex. The current production capacity of the Pennsylvania mining complex’s five longwalls is 28.5 million tons of coal per year, and it produced approximately 26.1 million tons (5.2 million tons net to our 20% interest on a pro forma basis) of coal for the year ended December 31, 2014. We also recently upgraded our preparation plant, which is connected via conveyor belts to each of our mines, to clean and process up to 8,200 tons of coal per hour. Our onsite logistics infrastructure at the preparation plant includes a new dual-batch train loadout facility capable of loading up to 9,000 tons of coal per hour and 19.3 miles of track linked to separate Class I rail lines owned by Norfolk Southern and CSX, which enables us to simultaneously accommodate multiple unit trains and significantly increases our efficiency in meeting our customers’ transportation needs. Our ability to accommodate multiple unit trains allows for the seamless transition of locomotives from empty inbound trains to fully loaded outbound trains at our facility. In addition, at the Harvey mine, CONSOL Energy recently constructed the first underground training academy in the United States dedicated to training miners and improving their safety performance and regulatory compliance.

We believe that we are favorably positioned to compete with coal producers in all four primary coal producing basins in the United States primarily because of: (i) our significant transportation cost advantage compared to producers in the Illinois Basin and the Powder River Basin that incur higher rail transportation rates to deliver coal to our core market in the eastern United States, (ii) our favorable operating environment compared to producers in the Central Appalachian Basin, where production has been declining and is expected to continue to decline primarily due to the basin’s high cost production profile, reserve degradation and difficult permitting environment and (iii) the high-quality characteristics of our coal, which enables us to compete for demand from a broader range of coal-fired power plants compared to mining operations in basins that typically produce coal with a comparatively lower heat content, such as the Illinois Basin and Powder River Basin, mining operations in basins that typically produce coal with a comparatively higher sulfur content, such as the Illinois Basin and most areas in the Northern Appalachian Basin, and mining operations in basins that typically produce coal with a comparatively higher chlorine content, such as the Illinois Basin. For example, our recoverable coal reserves have an average gross heat content of approximately 13,000 Btus per pound and an average sulfur content of 2.37% compared to an average gross heat content of 11,619 Btus per pound and an average sulfur content of 2.74% for other coal master limited partnerships, based on publicly available data. In addition, our logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with operational and marketing flexibility, reduce the cost to deliver coal to our core market and allow us to realize higher netback prices. For example, based on publicly available data and internal estimates, we believe that the transportation cost from our mines compared to Illinois Basin mines is approximately $11 to $13 per ton lower for coal delivered to the mid-Atlantic region, $6 to $8 per ton lower for coal delivered to the southeastern United States and $13 to $15 per ton lower for coal delivered to East Coast ports for shipping to foreign consumers. These advantages, combined with our ability to maintain low operating costs, allow us to generate favorable margins in relation to our peers. For example, for the year ended December 31, 2014, the Pennsylvania mining complex generated an average cash margin per ton of $25.27 compared to the average cash margin per ton of $11.80 for coal master limited partnerships, based on management’s computations utilizing data contained in their annual reports on Form 10-K for the year ended December 31, 2014. For the year ended December 31, 2014, the cash margin per ton for four peer coal master limited partnerships was $0.77, $6.58, $20.77 and $19.08, respectively, for an average of $11.80, as determined by deducting each company’s (i) operating costs, excluding depreciation depletion and amortization (“DD&A”), per ton sold (or in the last case, operating costs, including transportation costs and excluding DD&A, per produced ton sold) from (ii) coal sales per ton, as disclosed in such company’s annual report on Form 10-K for the year ended December 31, 2014. For the calculation of our cash margin per ton, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” Average cash margin per ton as presented by us may not be comparable to similarly titled measures of other companies.

We also have favorable access to international coal markets through our long-standing commercial relationship with a leading coal trading and brokering company that maintains a broad market presence with foreign coal consumers and through CONSOL Energy’s Baltimore Marine Terminal. The Baltimore Marine Terminal provides coal transshipments directly from rail cars to ocean-going vessels and is the only coal marine terminal on the East Coast served by two rail lines (Norfolk Southern and CSX). For the years ended December 31, 2013 and 2014, the Pennsylvania mining complex sold (on a 100% basis) approximately 4.2 million tons and 3.3 million tons of coal (or 20% and 13% of total sales), respectively, into international coal markets. Both the thermal coal and metallurgical coal international markets provide us with valuable options for delivering our coal and allow us to optimize our sales portfolio and take advantage of pricing opportunities in the international market as they arise. We believe that projected global growth in both the thermal and metallurgical coal markets will support growing international demand for our coal as well as improved margins for our international sales.

We have a well-established and diverse, blue chip customer base, the majority of which is comprised of domestic utility companies located in the eastern United States. As of May 11, 2015, the Pennsylvania mining complex’s committed and priced contract portfolio (based on forecasted prices), on a 100% basis, comprised 23.0 million tons, 13.1 million tons and 7.7 million tons for the years ending December 31, 2015, 2016 and 2017, respectively, which represents approximately 93.3%, 53.1% and 31.2%, respectively, of forecasted total production for the twelve months ending June 30, 2016. The forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. While management considers the expectations and assumptions regarding forecasted prices to be reasonable, they are inherently subject to business, economic, competitive, regulatory and other risks and uncertainties, most of which are beyond our control. Please read “—Our Customers and Contracts.”

Our Initial Assets

Overview

In connection with the completion of this offering, CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the Pennsylvania mining complex. In addition, CNX Thermal Holdings will enter into an operating agreement with CPCC and Conrhein under which CNX Thermal Holdings will be named as operator and assume management and control over the day-to-day operations of the Pennsylvania mining complex for the life of the mines. Please read “—Our Operating Agreement with CONSOL Energy.” We are managed by the directors and executive officers of our general partner. As a result, the directors and executive officers of our general partner will have the ultimate responsibility for managing and conducting all of our and our subsidiaries’ operations, including with respect to CNX Thermal Holdings’ rights and obligations under the operating agreement. Based on our current production capacity utilizing five longwall mining systems, our recoverable reserves are sufficient to support over 27 years of production without the need to spend significant capital to develop new slopes and shafts for initial access to the coal seam.

The following table provides selected information for the Pennsylvania mining complex, on a 100% basis, as of and for the year ended December 31, 2014 (tons in millions):

Mine	Total Recoverable Reserves (tons) (1)(2)	Average Gross Heat Content (Btu/lb) (3)	Average Sulfur Content (3)	Annual Production Capacity (tons) (4)	Production for the Year Ended December 31, 2014 (tons) (5)
Bailey	254.5	12,929	2.68%	11.5	12.3
Enlow Fork	322.8	12,942	2.21%	11.5	10.6
Harvey (6)	208.3	13,080	2.24%	5.5	3.2

Total	785.6	12,974	2.37%	28.5	26.1

(1)	Recoverable reserves include both proved and probable reserves. Recoverable reserves are calculated based on proposed mine plans in the area in which mineable coal exists, coal seam thickness and average density determined by laboratory testing of drill core samples. This calculation is adjusted to account for coal that will not be recovered during mining and for losses that occur if the coal is processed after mining. Reserve calculations do not include adjustments for moisture that may be added during mining or processing, nor do the calculations include adjustments for dilution from rock lying above or below the coal seam. Reserves are reported only for those coal seams that are controlled by ownership or leases. The reported coal reserves do not exceed the quantities that we estimate could be extracted economically at average prices received and costs incurred as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical three-year average realized prices received for production at these locations was $64.22 per ton. Please read “—Coal Reserves.”
(2)	All of our reserves exhibit thermoplastic behavior suitable for cokemaking and contain an average of approximately 39% volatile matter (on a dry basis), which enables us, if market dynamics are favorable, to capture greater margins from selling our coal in the metallurgical market to cokemakers and steel manufacturers who utilize modern cokemaking technologies. For the years ended December 31, 2013 and 2014, the Pennsylvania mining complex sold approximately 2.4 million tons and 1.3 million tons of coal, respectively, in the metallurgical market on a 100% basis.

(3)	Average gross heat content and average sulfur content are reported on an as-received basis at the typical moisture content of the coal shipped from the Pennsylvania mining complex.
(4)	Annual production capacity is an estimate of the design capacity at the Pennsylvania mining complex and is based on us operating five days per week and running two longwall mining systems at the Bailey mine, two longwall mining systems at the Enlow Fork mine and one longwall mining system at the Harvey mine. We determine the number of longwall mining systems based on the size of the reserves for each mine, access to those reserves and the associated surface infrastructure in place (including the capacity of the preparation plant). In addition, to the extent sales exceed the production capacity of five longwall mining systems, we may, from time to time, (i) run weekend shifts at one or more of our mines and/or (ii) temporarily run an additional longwall mining system at the Bailey mine and/or the Enlow Fork mine to increase our production to meet our forecasted sales commitments. The achievement and timing of full production capacity are subject to multiple risks and uncertainties. Please read “Risk Factors.”
(5)	Due to sales temporarily exceeding the production capacity of running five longwall mining systems, the Bailey mine and/or the Enlow Fork mine ran three longwall mining systems for approximately 14 weeks during the year ended December 31, 2014 to enable us to increase our production beyond our stated production capacity.
(6)	The Harvey mine commenced longwall mining operations in March 2014.

The directors and executive officers of our general partner will manage the operation and further development of the Pennsylvania mining complex. Following the completion of this offering, CONSOL Energy will continue to own an 80% undivided interest in the Pennsylvania mining complex, as well as 100% of our general partner and, indirectly through our general partner, our 2% general partner interest and incentive distribution rights. In addition, CONSOL Energy will own a 55.8% limited partner interest in us (or a 52.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). We believe these retained ownership interests in us and the Pennsylvania mining complex will incentivize CONSOL Energy to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time.

Our Right of First Offer

In connection with the completion of this offering, CONSOL Energy will grant to us a right of first offer to acquire its retained 80% undivided interest in the Pennsylvania mining complex. In addition, CONSOL Energy will grant us a right of first offer to acquire the following assets:

•	Baltimore Marine Terminal. The Baltimore Marine Terminal is a marine terminal owned by CONSOL Energy in the Port of Baltimore, Maryland, that provides coal transshipments from rail cars primarily to ocean-going vessels. Located just south of Baltimore, at the northern end of the Chesapeake Bay, the Baltimore Marine Terminal is strategically located on the eastern U.S. seaboard, with access to the attractive seaborne markets supplying both Europe and Asia. The Baltimore Marine Terminal is served by two railroads, the Norfolk Southern and the CSX, which provides operational flexibility to the terminal and its customers. In addition, the Baltimore Marine Terminal has coal blending capabilities which allows the terminal to blend coals to meet customer specifications. Typically, the Baltimore Marine Terminal handles both metallurgical coal and thermal coal, with metallurgical coal representing the majority of its business. The Baltimore Marine Terminal’s customers consist of CONSOL Energy as well as third party customers. CONSOL Energy has operated the Baltimore Marine Terminal since 1983, and the terminal underwent an infrastructure expansion in 2011 and 2012 that increased effective annual throughput capacity to 15 million tons per year. In 2014, the Baltimore Marine Terminal handled 9.6 million tons of coal.

•

Buchanan Mine. The Buchanan mine is an underground coal mining complex owned by CONSOL Energy located in Mavisdale, Virginia that produces a premium low volatility metallurgical coal for sale to domestic and international customers. The Buchanan mine’s favorable geology, automated longwall mining systems and recent upgrades enable it to be one of the most cost efficient metallurgical coal mines in North America, achieving an average operating cost per ton of $30.37 in the first quarter of 2015. The Buchanan mine’s reserves benefit from thick seams that average approximately 5.5 feet which provides for efficient mining conditions. Coal from the Buchanan mine is sold primarily to the steel industry and coke producers, both domestically and internationally. In addition, coal from the Buchanan mine has physical characteristics that allow it to be sold in non-metallurgical markets when pricing conditions are favorable. In 2014, the Buchanan mine produced 4.0 million tons of coal. Our right of first offer on the Buchanan mine is subject to CONSOL Energy’s right to contribute that asset to a new entity in connection with an initial public offering of its metallurgical coal business.

•	Cardinal States Gathering System. Cardinal Gathering is a natural gas gathering system owned by CONSOL Energy and comprises approximately 110 miles of pipeline and associated assets located in Virginia, Kentucky and West Virginia. Located near the Buchanan mine, Cardinal Gathering consists of four interconnected pipelines (Cardinal numbers 1, 2, 3 and 4), a treating and compressor station known as Grant Station and a downstream pipeline that connects to the Columbia natural gas pipeline system. Cardinal #1 began service in 1992, Cardinal #2 and Cardinal #3 commenced operations in 1998 and Cardinal #4 went into service in 2003. Cardinal Gathering has a diversified resource base that gathers production from both CONSOL Energy and third party wells, the substantial majority of which is CBM production. As of March 31, 2015, Cardinal Gathering serviced approximately 3,940 active producing wells across approximately 155,000 acres and transported an average of 202 MMcf/d for the three months ended March 31, 2015. In addition to its connection to the Columbia pipeline system, Cardinal Gathering connects to the East Tennessee Natural Gas Pipeline via the Jewell Ridge Lateral Pipeline.

As a result of our right of first offer, we believe that we possess significant growth potential that will be generated through accretive acquisitions of additional undivided interests in the Pennsylvania mining complex, as well as the other assets covered by our right of first offer. However, CONSOL Energy is under no obligation to present us the opportunity to purchase additional assets from it (including the assets covered by our right of first offer, unless and until it otherwise intends to divest such assets), and we are under no obligation to purchase any assets from CONSOL Energy. Moreover, CONSOL Energy has previously announced an intention to contribute the Buchanan mine and related assets to a corporate subsidiary in anticipation of conducting an initial public offering of its metallurgical coal business. If CONSOL Energy is successful in completing such initial public offering of its metallurgical coal business, our right of first offer will terminate with respect to the Buchanan mine. While we believe that our right of first offer is a significant positive attribute, it is also a source of potential conflicts of interest. Following the completion of this offering, CONSOL Energy will own our general partner, and there will be substantial overlap between the officers and directors of our general partner and the officers and directors of CONSOL Energy. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties.”

Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

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Extensive, high-quality reserve base. The Pennsylvania mining complex has extensive high-quality reserves of high-Btu bituminous coal. As of December 31, 2014, the Pennsylvania mining complex included 785.6 million tons (157.1 million tons net to our 20% interest on a pro forma basis) of proven and probable coal reserves that are sufficient to support over 27 years of production. We mine our reserves from the Pittsburgh No. 8 Coal Seam, which is a large contiguous formation of uniform, high-Btu thermal coal that is ideal for high productivity longwall operations. The advantageous qualities of our coal enables us to compete for demand from a broader range of coal-fired power plants compared to mining operations in basins that typically produce coal with a comparatively lower heat content (the Illinois Basin and Powder River Basin), higher sulfur content (the Illinois Basin and most areas in the Northern Appalachian Basin) and higher chlorine content (the Illinois Basin). We believe that our access to a broader range of coal-fired power plants will enable us to focus our marketing efforts to achieve maximum netback prices for our coal, which will facilitate us maximizing our margins and better position us to maintain profitability throughout commodity price cycles. In addition, all of our reserves exhibit thermoplastic behavior suitable for cokemaking and contain an average of approximately 39% volatile matter (on a dry basis), which enables us, if market dynamics are favorable, to capture greater margins from selling our coal in the metallurgical market to cokemakers and steel manufacturers who utilize modern cokemaking technologies.

•	Strategically located mining operations with advanced distribution capabilities and substantial access to key logistics infrastructure. Our logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with operational and marketing flexibility, reduce the cost to deliver coal to our core market and allow us to realize higher netback prices. Our customers primarily purchase coal based on the delivered cost adjusted for heat content and sulfur content. As a result, transportation costs are a significant factor in determining our customers’ fully realized cost. We believe that we have a significant transportation cost advantage compared to many of our competitors, particularly producers in the Illinois Basin and Powder River Basin, for deliveries to customers in our core market and to East Coast ports for international shipping. For example, based on publicly available data and internal estimates, we believe that the transportation cost from our mines compared to Illinois Basin mines is approximately $11 to $13 per ton lower for coal delivered to the mid-Atlantic region, $6 to $8 per ton lower for coal delivered to the southeastern United States and $13 to $15 per ton lower for coal delivered to East Coast ports for shipping to foreign consumers. In addition, we believe that our advantageous access to international markets through CONSOL Energy’s Baltimore Marine Terminal provides us with valuable options for delivering our coal and optimizing our sales portfolio.

•	Substantial capital investment in new and existing mines. Since 2006, CONSOL Energy has invested over $2.0 billion at the Pennsylvania mining complex to develop technologically advanced, large-scale longwall mining operations and related production and logistics infrastructure, including (i) completion of a new longwall mining system at the Harvey mine, (ii) completion of a new slope and overland conveyor system at the Bailey mine, (iii) construction of two raw coal storage silos and one clean coal storage silo, (iv) construction of a new dual-batch train loadout facility capable of loading up to 9,000 tons of coal per hour, (v) expansion of our cleaning plant capacity, (vi) construction of a new overland belt conveyor system at the Enlow Fork mine that eliminated seven miles of underground conveyors, (vii) sealing off 28.3 square miles of underground workings and eliminating 11 airshafts at the Enlow Fork mine and (viii) construction of a new underground training academy at the Harvey mine. This recent capital investment program represents approximately two-thirds of CONSOL Energy’s total capital investment of over $3.0 billion at the Pennsylvania mining complex since its initial development in 1982. We believe this recent substantial capital investment in the Pennsylvania mining complex will help us maintain high production volumes, low operating costs and a strong safety and environmental compliance record, which we believe are key to supporting stable financial performance and cash flows throughout business and commodity price cycles.

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Strong, well-established customer base. We have a well-established and diverse, blue chip customer base, the majority of which is comprised of domestic utility companies located in the eastern United States. We have had success entering into multi-year coal sales agreements with our customers due to our longstanding relationships, reliability of production, deliverability, competitive pricing and coal quality. In addition, to reduce our exposure to retirements of coal-fired power plants, we have strategically developed our customer base to include power plants that are positioned to continue operating for the foreseeable future and that are equipped with environmental controls for mercury and sulfur abatement. Please read “—Our Customers and Contracts.” For the year ended December 31, 2014, we sold approximately 19.4 million tons of coal (including more than 16.0 million tons of coal to customers in our core market states of Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania, Maryland, Delaware, West Virginia, North Carolina and South Carolina) to domestic power plants and industrial consumers that have not announced any plans to retire generating capacity prior to 2020 and that have scrubber systems in place or under construction to comply with emissions regulations. We also have favorable access to international coal markets through our long-standing commercial relationship with a leading coal trading and brokering company that maintains a broad market presence with foreign coal consumers.

•	Our relationship with our sponsor, CONSOL Energy. CONSOL Energy and its predecessors have been mining coal, primarily in the Appalachian Basin, since 1864. Through our relationship with CONSOL Energy, we will have access to a significant pool of management talent, deep industry knowledge, strong commercial relationships throughout the coal industry and innovative research and development capability, including CONSOL Energy’s dedicated in-house coal laboratory and extensive expertise with coal-fired boilers. By virtue of CONSOL Energy’s retained 80% undivided interest in the Pennsylvania mining complex, direct ownership of an aggregate 55.8% limited partner interest in us (or an aggregate 52.6% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and indirect ownership of our 2% general partner interest and all of our incentive distribution rights, we believe that CONSOL Energy has a vested interest in our success. CONSOL Energy intends for us to manage and further develop the Pennsylvania mining complex, and we believe that it will be incentivized to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time.

•	Experienced management and operating teams. Our chief executive officer has over 25 years of experience in various capacities within the coal industry. Moreover, our management team has (i) significant expertise owning, developing and managing complex coal mining operations, (ii) valuable relationships with customers, railroads and other participants across the coal industry and (iii) a proven track record of successfully building, enhancing and managing coal assets in a reliable and cost-effective manner. We intend to leverage these qualities to continue to successfully develop our coal mining assets and efficiently manage our operations. In addition, through our employee services agreement with CONSOL Energy, we will employ engineering, development and operations teams that have significant experience in designing, developing and operating large-scale coal complexes. Our operational management team has an average of 27 years of experience operating assets of our scale and complexity and has expertise in mining under various adverse geologic conditions.

Business Strategies

Our primary business objective is to increase the quarterly cash distribution that we pay to our unitholders over time while supporting the ongoing stability of our cash flows and maximization of our margins. We intend to accomplish this objective by executing the following business strategies:

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Strategically target compliant coal-fired power plants and continue operational excellence. To reduce our exposure to retirements of coal-fired power plants, we have strategically developed our customer base to include power plants that are positioned to continue operating for the foreseeable future and that are equipped with environmental controls for recent EPA measures. Please read “—Our Customers and Contracts.” The MATS rules, in combination with other environmental regulations and economic factors, resulted in the retirement of more than 20 GW of domestic coal-fired generating capacity prior to 2015 and has led to the announcement of more than 40 GW of additional domestic coal-fired generating capacity retirements for the period from 2015 through 2019. However, for the year ended December 31, 2014, we only sold approximately 1.5 million tons of coal, representing 5.7% percent of our total 2014 coal sales, to power plants in our core market states that have announced plans to retire prior to 2020. We believe that coal will continue to be a primary source for the generation of electric power, and that coal-fired power plants able to operate into the future will have a substantial cost advantage compared to other power plants that utilize more expensive fuel sources. Our strategy is to continue to serve these customers under multi-year contracts and operate low-cost longwall mining operations with advanced distribution capabilities and access to key logistics infrastructure. We believe this strategy will position us for long-term success.

•	Complete accretive acquisitions from our sponsor. We expect to make accretive acquisitions of additional assets from CONSOL Energy over time to increase our distributable cash flow per unit. In connection with the completion of this offering, CONSOL Energy will grant to us a right of first offer to acquire its retained 80% undivided interest in the Pennsylvania mining complex, as well as the Baltimore Marine Terminal, the Buchanan mine (subject to CONSOL Energy’s right to contribute all or part of the Buchanan mine to an affiliate in connection with such affiliate’s initial public offering) and Cardinal Gathering. Although we believe that CONSOL Energy’s significant ownership interest in us will incentivize it to provide us with accretive transaction opportunities, CONSOL Energy is under no obligation to present us the opportunity to purchase additional assets from it (including the assets covered by our right of first offer, unless and until it otherwise intends to divest such assets), and we are under no obligation to purchase any assets from CONSOL Energy.

•	Capitalize on industry leading margins and scale. We intend to focus on maintaining high margins by optimizing production from our high-quality reserves and leveraging our extensive logistics infrastructure. The Pennsylvania mining complex generates cash margins which are the highest of our peer coal master limited partnerships and produces more tons of thermal coal annually than any other mining complex in the eastern United States. For the year ended December 31, 2014, the Pennsylvania mining complex generated an average cash margin per ton of $25.27 compared to the average cash margin per ton of $11.80 generated by other coal master limited partnerships, based on management’s computations utilizing data contained in their annual reports on Form 10-K for the year ended December 31, 2014. For the year ended December 31, 2014, the cash margin per ton for four peer coal master limited partnerships was $0.77, $6.58, $20.77 and $19.08, respectively, for an average of $11.80, as determined by deducting each company’s (i) operating costs, excluding DD&A, per ton sold (or in the last case, operating costs, including transportation costs and excluding DD&A, per produced ton sold) from (ii) coal sales per ton, as disclosed in such company’s annual report on Form 10-K for the year ended December 31, 2014. For the calculation of our cash margin per ton, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” Average cash margin per ton as presented by us may not be comparable to similarly titled measures of other companies.

The Pennsylvania mining complex’s favorable location in our core market and access to dual rail transportation options contributes to reducing the delivered cost of our coal, which allows us to secure higher netback prices and maintain favorable margins. Through our recent capital investment program, we have further optimized our mining operations and logistics infrastructure to drive down our cash operating costs. We believe that these factors will contribute to us maintaining higher margins per ton than our competitors and better position us to maintain profitability throughout commodity price cycles. Furthermore, we believe that we will be able to sustain high margins in varied commodity price environments through our significant portfolio of multi-year, committed and priced contracts with our longstanding domestic customer base. Please read “—Our Customers and Contracts” for a additional information of the potential future adjustments that may be made to the contracted base price in our committed and priced contracts.

•	Focus on safety, compliance and continuous improvement. We intend to continue focusing on our core values of safety, compliance and continuous improvement. We operate some of the industry’s safest underground mines based on data from the MSHA. Over the last five years, our MSHA reportable incident rate was, on average, approximately 60% lower than the national underground bituminous coal mine incident rate. Furthermore, our MSHA S&S citation rate per 100 inspection hours was approximately 48% lower than the industry’s average MSHA S&S citation rate over the twelve-month period ended December 31, 2014. In addition, at the Harvey mine, CONSOL Energy recently constructed the first underground training academy in the United States dedicated to training miners and improving their safety performance and regulatory compliance. We believe that our focus on safety, compliance and continuous improvement promotes greater reliability in our operations, which fosters long-term customer relationships and lower operating costs, which support higher margins.

•	Maintain stable cash flows supported by multi-year, committed and priced sales contracts. We will seek to minimize our direct commodity price exposure and maintain stable cash flows by generating a substantial portion of our revenues from multi-year, committed and priced sales contracts with well-established, creditworthy customers. We intend to further enhance our already strong contract portfolio by focusing on our existing high-quality customer base and extending the duration of our multi-year sales contracts. We believe our multi-year sales contracts provide significant revenue visibility and facilitate our ability to generate stable and consistent cash flows. The average term of our sales contracts is between one to three years, and we have several multi-year sales contracts with terms over four years. As of May 11, 2015, the Pennsylvania mining complex’s committed and priced contract portfolio (based on forecasted prices), on a 100% basis, comprised 23.0 million tons, 13.1 million tons and 7.7 million tons for the years ending December 31, 2015, 2016 and 2017, respectively, which represents approximately 93.3%, 53.1% and 31.2%, respectively, of forecasted total production for the twelve months ending June 30, 2016. The forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. While management considers the expectations and assumptions regarding forecasted prices to be reasonable, they are inherently subject to business, economic, competitive, regulatory and other risks and uncertainties, most of which are beyond our control. Please read “—Our Customers and Contracts.”

•	Opportunistically pursue strategic acquisitions from third parties. We intend to evaluate opportunities to acquire strategic and economically attractive coal reserves and mining operations from third parties in order to extend the life of our coal reserves and grow our distributable cash flow. We intend to prudently and selectively pursue undeveloped reserves that are adjacent to the Pennsylvania mining complex, as well as active mining operations that are complementary to our existing operations. Through our relationship with CONSOL Energy, we expect that we will have access to its significant pool of management talent and industry relationships, which we believe will provide us a competitive advantage in pursuing potential third-party acquisition opportunities. We may have the opportunity to work jointly with CONSOL Energy to pursue certain acquisitions of coal properties that may not otherwise be attractive acquisition candidates for either of us individually.

•

Opportunistically increase our production capacity. We intend to evaluate increasing the production capacity of the Pennsylvania mining complex if market dynamics for thermal coal are favorable and we are able to secure complimentary sales contracts with attractive margins. The Harvey mine’s existing infrastructure, including its bottom development, slope belt and material handling system, is able to support an additional permanent longwall mining system with moderate additional capital investment in mining equipment. The potential future production capacity of the Pennsylvania mining complex consistently running six longwall mining systems would be 33 million tons per year (with our current recoverable reserves sufficient to support over 23 years of production) compared to its current production capacity of 28.5 million tons per year running five longwall mining systems under normal operations (with our current recoverable reserves sufficient to support over 27 years of production). We have already made significant investment in large scale infrastructure, and we believe that we will be able to capitalize on this infrastructure to grow on a materially more cost-effective basis than investing in greenfield development, which should enable us to generate a higher return on additional invested capital.

Our Relationship with CONSOL Energy

One of our principal strengths is our relationship with CONSOL Energy. CONSOL Energy is a Fortune 500 producer of coal and natural gas headquartered in Canonsburg, Pennsylvania. CONSOL Energy and its predecessors have been mining coal, primarily in the Appalachian Basin, since 1864. CONSOL Energy deploys an organic growth strategy focused on efficiently developing its resource base. CONSOL Energy’s premium coal grades are sold to electricity generators, steel makers, coke producers and industrial consumers, both domestically and internationally. In addition, CONSOL Energy is one of the largest independent natural gas exploration, development and production companies with operations focused on the major shale formations of the Appalachian Basin, including the Marcellus Shale. CONSOL Energy is listed on the NYSE under the symbol “CNX” and had a market capitalization of approximately $6.4 billion as of March 31, 2015.

In connection with the completion of this offering (assuming the underwriters do not exercise their option to purchase additional common units and Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement), we will (i) issue 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy, representing an aggregate 55.8% limited partner interest in us, (ii) issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner and (iii) use the net proceeds from this offering, the proceeds from our Concurrent Private Placement and net borrowings under our new revolving credit facility to make a distribution of approximately $331.0 million to CONSOL Energy. Based on an assumed initial public offering price of $15.00 per common unit, the aggregate value of the common units and subordinated units that will be issued to CONSOL Energy in connection with the completion of this offering is approximately $198.3 million. Please read “Prospectus Summary—The Offering,” “Use of Proceeds,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates.”

In connection with the completion of this offering, CONSOL Energy will grant to us a right of first offer to acquire its retained 80% undivided interest in the Pennsylvania mining complex, as well as the Baltimore Marine Terminal, the Buchanan mine (subject to CONSOL Energy’s right to contribute all or part of the Buchanan mine to an affiliate in connection with such affiliate’s initial public offering) and Cardinal Gathering. As a result of our right of first offer, we believe that we possess significant growth potential that will be generated through accretive acquisitions of the assets covered by our right of first offer. However, CONSOL Energy is under no obligation to present us the opportunity to purchase additional assets from it (including the assets covered by our right of first offer, unless and until it otherwise intends to divest such assets), and we are under no obligation to purchase any assets from CONSOL Energy. Please read “—Our Initial Assets—Our Right of First Offer.”

In addition, CONSOL Energy has experience successfully forming and sponsoring a master limited partnership. In 2014, CONSOL Energy, along with its joint venture partner, sponsored the $442.8 million initial public offering of CONE Midstream Partners LP, a master limited partnership that owns and operates natural gas gathering and other midstream energy assets in the Marcellus Shale in Pennsylvania and West Virginia.

Given CONSOL Energy’s significant ownership interests in us following this offering and its intent to utilize us to own, manage and further develop its active Pennsylvania thermal coal operations, we believe that CONSOL Energy will be incentivized to promote and support the successful execution of our business strategies and our ability to increase cash distributions per unit over time; however, we can provide no assurances that we will benefit from our relationship with CONSOL Energy. While our relationship with CONSOL Energy is a significant strength, it is also a source of potential risks and conflicts. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties.”

Concurrent Private Placement

Greenlight Capital has entered into a common unit purchase agreement with us pursuant to which Greenlight Capital has agreed to purchase, and we have agreed to sell, at least 2,000,000 common units and up to 5,000,000 common units at a price per unit equal to $15.00 in the Concurrent Private Placement. We will sell a number of common units to Greenlight Capital in the Concurrent Private Placement, subject to the limitations in the preceding sentence, such that the aggregate number of common units sold in this offering and the Concurrent Private Placement will equal 10,000,000 common units. If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the Concurrent Private Placement. The closing of the Concurrent Private Placement is conditioned upon the closing of this offering on or before July 9, 2015 as well as certain customary closing conditions and will be completed concurrently with the closing of this offering. The closing of this offering is conditioned upon the closing of the Concurrent Private Placement. In connection with our issuance and sale of common units pursuant to the Concurrent Private Placement, we will rely upon the “private placement” exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and, accordingly, the common units issued to Greenlight Capital will not be registered under the Securities Act. We intend to distribute all of the proceeds from the Concurrent Private Placement to CONSOL Energy. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

Our Operations

Our operations and related reserves are located primarily in Greene County and Washington County in southwestern Pennsylvania, with limited operations and related reserves located in northeastern West Virginia. As of December 31, 2014, the Pennsylvania mining complex included 785.6 million tons (157.1 million tons net to our 20% interest on a pro forma basis) of proven and probable coal reserves with an average gross heat content of approximately 13,000 Btus per pound and an average sulfur content of 2.37%. Each of the three mines comprising the Pennsylvania mining complex mines coal from the Pittsburgh No. 8 Coal Seam with recoverable reserves that are sufficient to support over 27 years of mining based on our current production capacity.

Current operations at the Pennsylvania mining complex include two longwall mining systems at the Bailey mine, two longwall mining systems at the Enlow Fork mine and one longwall mining system at the Harvey mine. Unless we determine to add an additional permanent longwall mining system at the Harvey mine in the future to expand the production capacity of the Pennsylvania mining complex, we generally expect to run five longwall mining systems five days per week under normal operations. We also have the flexibility and spare equipment to run an additional longwall mining system at both the Bailey mine and Enlow Fork mine. Therefore, to the extent sales exceed our normal operating capacity, we may, from time to time, temporarily run an additional longwall mining system at the Bailey mine and/or the Enlow Fork mine to increase our production to meet our forecasted sales commitments. In addition, we may, from time to time to meet our forecasted sales commitments, (i) run weekend shifts at one or more of our mines to increase our production or (ii) reduce work schedules or idle one or more of our mines to decrease our production.

Longwall mining is a highly automated underground mining technique that produces large volumes of coal at lower costs compared to other underground mining methods. A longwall mining system uses a shearer to cut the coal, self-advancing roof supports to protect the miners working at the longwall face and an armored face conveyor to transport the coal. The longwall mining system is highly productive due to the continuous nature of the coal production and the large volume of coal produced relative to the number of miners required to operate the longwall mining system. A longwall mining system is supported by one or more continuous mining units whose primary function is to prepare an area of the mine for longwall operations.

The Pennsylvania mining complex has a large-scale, modernized preparation plant that washes and processes up to 8,200 tons of coal per hour, nine raw coal silos with an aggregate storage capacity of 153,000 tons, six clean coal silos with an aggregate storage capacity of 132,500 tons and a new dual-batch train loadout facility capable of loading up to 9,000 tons of coal per hour. We are also currently expanding our life of mine refuse capability, including slurry impoundments, located onsite at the Pennsylvania mining complex by developing a new refuse area that is expected to commence construction in 2016. Depending on customer requirements, blending coal with different qualities may be required from time to time to meet their specifications.

The following map shows the locations of our operations:

Bailey Mine

The Bailey mine is the first mine that CONSOL Energy developed at the Pennsylvania mining complex. As of December 31, 2014, the Bailey mine’s assigned and accessible reserve base contained an aggregate of 254.5 million tons (50.9 million tons net to our 20% interest on a pro forma basis) of clean recoverable proven and probable coal with an average gross heat content of approximately 12,900 Btus per pound and an average sulfur content of 2.68%. While operating two longwalls, the production capacity of the Bailey mine is 11.5 million tons of coal per year.

Construction of the slope and initial air shaft began in 1982. The slope development reached the coal seam at a depth of approximately 600 feet and, following development of the slope bottom, commercial coal production began in 1984. Longwall mining production commenced in 1985, and the second longwall was placed into operation in 1987. In 2010, a new slope and overland belt system was commissioned, which allowed a large percentage of the Bailey mine to be sealed off. For the years ended December 31, 2013 and 2014, the Bailey mine produced 10.8 million tons (2.2 million tons net to our 20% interest on a pro forma basis) and 12.3 million tons (2.5 million tons net to our 20% interest on a pro forma basis) of coal, respectively.

The Bailey mine uses seven continuous mining units to develop the mains and gate roads for its longwall panels. The longwalls have a panel width (or face length) of approximately 1,500 feet, a panel length of approximately 12,000 feet and a seam height of approximately 7.6 feet.

Enlow Fork Mine

The Enlow Fork mine is located directly north of the Bailey mine. As of December 31, 2014, the Enlow Fork mine’s assigned and accessible reserve base contained an aggregate of 322.8 million tons (64.6 million tons net to our 20% interest on a pro forma basis) of clean recoverable proven and probable coal with an average gross heat content of approximately 13,000 Btus per pound and an average sulfur content of 2.21%. While operating two longwalls, the production capacity of the Enlow Fork mine is 11.5 million tons of coal per year.

Initial underground development was started from the Bailey mine while the Enlow Fork slope was being constructed. Once the slope bottom was developed and the slope belt became operational, seals were constructed to separate the two mines. Following development of the slope bottom, commercial coal production began in 1989. Longwall mining production commenced in 1991 with the second longwall coming online in 1992. In 2014, a new slope and overland belt system was commissioned and a substantial portion of the Enlow Fork mine was sealed. For the years ended December 31, 2013 and 2014, the Enlow Fork mine produced 10.1 million tons (2.0 million tons net to our 20% interest on a pro forma basis) and 10.6 million tons (2.1 million tons net to our 20% interest on a pro forma basis) of coal, respectively.

The Enlow Fork mine uses seven continuous mining units to develop the mains and gate roads for its longwall panels. The longwalls have a panel width (or face length) of approximately 1,500 feet, a panel length of approximately 12,000 feet and a seam height of approximately 7.8 feet.

Harvey Mine

The Harvey mine is located directly east of the Bailey and Enlow Fork mines. As of December 31, 2014, the Harvey mine’s assigned and accessible reserve base contained an aggregate of 208.3 million tons (41.7 million tons net to our 20% interest on a pro forma basis) of clean recoverable proven and probable coal with an average gross heat content of approximately 13,000 Btus per pound and an average sulfur content of 2.24%. While operating one longwall, the production capacity of the Harvey mine is 5.5 million tons of coal per year.

Similar to the Enlow Fork mine, the Harvey mine was developed off of the Bailey mine’s slope bottom. Once the new slope at the Bailey mine was placed into operation, seals were built to separate the two mines, and the original slope was dedicated solely to the Harvey mine, which eliminated the need to make significant capital expenditures to develop, among other things, a new slope, air shaft and portal facility. Development of the Harvey mine began in 2009, and construction of the supporting surface facilities commenced in 2011. Longwall mining production commenced in March 2014. The Harvey mine was designed for an annual production capacity of approximately five million tons per year. For the year ended December 31, 2014, the Harvey mine produced 3.2 million tons (0.6 million tons net to our 20% interest on a pro forma basis) of coal.

The Harvey mine uses four continuous mining units to develop the mains and gate roads for its longwall panels. The longwall has a panel width (or face length) of approximately 1,500 feet, a panel length of approximately 15,000 feet and a seam height of approximately 6.6 feet. The Harvey mine’s existing infrastructure, including its bottom development, slope belt and material handling system, has the capacity to add one incremental permanent longwall mining system with additional mine development and capital investment.

Transportation Logistics and Infrastructure

We have developed a transportation and logistics network with dual rail transportation options that we believe provides us with operational and marketing flexibility, reduces the cost to deliver coal to our core market and allows us to realize higher netback prices. Substantially all of our coal is sold free on board (“FOB”) at the Pennsylvania mining complex, which means that our customers bear the transportation costs from the mining complex, and all of our coal transported to our domestic customers or export terminal facility by rail. We believe our proximity to our core market, dual rail transportation options and customized on-site logistics infrastructure contribute to lower overall delivered costs for power plants in the eastern United States as a result of shorter transportation distances, access to diversified rail route options, higher rail car utilization, more efficient use of locomotive power and more predictable movement of product between mine and destination. In addition, we have favorable access to international coal markets through CONSOL Energy’s Baltimore Marine Terminal.

The logistics capabilities of coal producers are important to customers, who focus on the cost, reliability and flexibility of product delivery. We have direct and indirect rail access to domestic customers and the Baltimore Marine Terminal through Norfolk Southern and CSX rail lines. We also have rail-to-barge access to multiple third-party barge-loading terminals on the Monongahela River and the Ohio River if we determine in the future to transport our coal by barge. Because our customers desire to minimize excess coal inventory levels, they seek to arrange for product to be delivered as needed, which requires predictable and efficient loading and transporting of the product. The integrated nature of our logistics operations minimizes the time required to successfully load shipments, even at times of peak activity, lowers product handling costs and facilitates optimal train staging and exiting. Our onsite rail infrastructure includes our new dual-batch train loadout facility and 19.3 miles of track, including two sidings, in a single loop configuration that is linked to separate Class I rail lines owned by Norfolk Southern and CSX, which enables us to simultaneously accommodate multiple unit trains and significantly increases our efficiency in meeting our customers’ transportation needs. Our ability to accommodate multiple unit trains allows for the seamless transition of locomotives from empty inbound trains to fully loaded outbound trains at our facility, which, combined with our high-capacity train loadout facility, minimizes locomotive staging time.

Our new, dual-batch, high-volume train loadout facility commenced operations in 2013 and is able to load up to 9,000 tons of coal per hour and has the ability to load up to ten unit trains per day. Our advanced loading system enables us to load rail cars at a target weight on a consistent, repeatable car-to-car basis. Our online quality monitoring systems analyze coal specifications as a rail car is loaded with a high degree of precision, which allows for more predictable loads of coal and allows us to tailor coal qualities to each customer’s requirements.

CONSOL Energy’s Baltimore Marine Terminal is located on 136.6 acres along the north shore of the Patapsco River in the Port of Baltimore. The Baltimore Marine Terminal is the only East Coast marine terminal served by two rail lines (Norfolk Southern and CSX). The terminal features high-speed, high-capacity equipment that provides coal transshipments directly from rail cars to ocean-going vessels. The terminal’s throughput capacity is 15 million tons of coal per year, with tandem rotary dumpers able to dump coal at a rate of 4,500 tons per hour and a shiploader that typically loads vessels at a rate of 3,500 to 4,000 tons per hour. The terminal’s pier is approximately 1,250 feet long, is able to berth vessels with a maximum length of 1,100 feet and is capable of accommodating vessels with a beam of 164 feet and an air draft of 55 feet. The terminal has storage capacity of approximately 1.0 million tons of coal and exported 9.6 million tons in 2014, making the Baltimore Marine Terminal one of the largest coal terminals on the East Coast. In connection with the completion of this offering, we will enter into a contract with CONSOL Energy for the right to ship coal through the terminal for a fixed fee per ton of coal. Please read “—Our Terminal and Throughput Agreement with CONSOL Energy.”

Our Operating Agreement with CONSOL Energy

In connection with the completion of this offering, CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the Pennsylvania mining complex. In addition, CNX Thermal Holdings will enter into an operating agreement with CPCC and Conrhein under which CNX Thermal Holdings will be named as operator and assume management and control over the day-to-day operations of the Pennsylvania mining complex for the life of the mines. We are managed by the directors and executive officers of our general partner. As a result, the directors and executive officers of our general partner will have the ultimate responsibility for managing and conducting all of our and our subsidiaries’ operations, including with respect to CNX Thermal Holdings’ rights and obligations under the operating agreement.

As operator under the operating agreement, CNX Thermal Holdings will be responsible for managing and conducting all operations with respect to the Pennsylvania mining complex, including providing the following services, which we refer to as the “operational services”:

•	maintaining and periodically rehabilitating mine sites;

•	mining the Pennsylvania mining complex;

•	operating the beltlines transporting raw coal into the Pennsylvania mining complex’s preparation plant and loading facility;

•	storing, preparing, treating, managing and loading coal at the preparation plant and, if applicable, blending coal;

•	disposing, stockpiling, handling, treating and/or storing all coal refuse; and

•	marketing and selling coal produced from the Pennsylvania mining complex.

CNX Thermal Holdings will have the right to enter into contracts relating to the operation and management of, and the marketing and sale of the coal produced from, the Pennsylvania mining complex and to file any reports required to be filed with governmental authorities, in each case, relating to the operation of the Pennsylvania mining complex on behalf of itself and CONSOL Energy.

Pursuant to the operating agreement, CNX Thermal Holdings and CONSOL Energy will each appoint one representative to an operating committee. The operating committee will meet quarterly to review the annual budget for the Pennsylvania mining complex and the reports provided by CNX Thermal Holdings and to discuss the management and development of the Pennsylvania mining complex. While CNX Thermal Holdings will be delegated the authority and responsibility to manage and further develop the Pennsylvania mining complex, certain material actions, including the approval of the annual plan and budget and any permanent or extended temporary decommissioning of any of the mines at the Pennsylvania mining complex, will require the unanimous consent of the operating committee.

Any liabilities arising from the operation of the Pennsylvania mining complex that are not a result of CNX Thermal Holdings’ gross negligence or willful misconduct will be borne by CNX Thermal Holdings and CONSOL Energy pro rata in relation to such person’s ownership percentage of the Pennsylvania mining complex. CNX Thermal Holdings will invoice CONSOL Energy on a monthly basis for its pro rata share of costs associated with the operation of the Pennsylvania mining complex, including any costs incurred under the employee services agreement, the contract agency agreement, the terminal and throughput agreement and the water supply and services agreement.

Under the operating agreement, CNX Thermal Holdings may be removed as operator of the Pennsylvania mining complex only in the event of CNX Thermal Holdings’ gross negligence or willful misconduct.

Our Employee Services Agreement with CONSOL Energy

In connection with the completion of this offering, we will enter into an employee services agreement with a wholly owned subsidiary of CONSOL Energy pursuant to which, subject to our management, direction and control, CONSOL Energy will provide personnel to mine and process coal from the Pennsylvania mining complex and to perform the operational services that we are charged with providing under the operating agreement.

Pursuant to the employee services agreement, we will reimburse CONSOL Energy monthly for (i) all direct third-party costs and expenses actually incurred by CONSOL Energy in providing operational services, including royalties required to be paid on the coal mined, certain taxes applicable to the coal and coal workers, per-ton reclamation fees or taxes and penalties imposed by any governmental authority for violation of any law or regulation arising out of CONSOL Energy’s performance of the operational services, except to the extent such penalties were as a result of CONSOL Energy’s gross negligence or willful misconduct, (ii) salary, benefits and other compensation cost of CONSOL Energy’s employees performing the operational services to the extent such employees are performing the operational services; and (iii) an allocated proportionate share of costs and payments for retiree medical and life insurance, workers’ compensation, disability and coal workers’ pneumoconiosis benefits for employees (including former employees whose employment terminated prior to this offering) of CPCC.

The employee services agreement will have an initial term of 20 years and will continue in full force and effect thereafter unless terminated by either party at the end of the initial term or any time thereafter by giving not less than 180 days’ prior notice. CONSOL Energy may terminate the employee services agreement sooner if (i) we become insolvent, declare bankruptcy or take any action in furtherance of, or indicating our consent to, approval of, or acquiescence in, a similar proceeding or (ii) CONSOL Energy provides notice not less than 180 days prior to the date of such proposed termination. We may terminate the employee services agreement sooner (i) if CONSOL Energy becomes insolvent, declares bankruptcy or takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, a similar proceeding or (ii) upon a finding of CONSOL Energy’s willful misconduct or gross negligence.

The employees of CONSOL Energy are not our employees, and CONSOL Energy has the sole and exclusive responsibility to pay and provide benefits for such employees. We will reimburse CONSOL Energy for the costs of providing such compensation and benefits to those employees under the employee services agreement.

Our Contract Agency Agreement with CONSOL Energy

In connection with the completion of this offering, we will enter into a contract agency agreement with a wholly owned subsidiary of CONSOL Energy pursuant to which, at our direction and subject to our control, CONSOL Energy will act as our exclusive agent to market and sell the coal produced from the Pennsylvania mining complex and will administer our existing coal purchase and sale contracts, including any extensions or renewals thereof, and any new coal purchase and sale contracts for the sale of coal produced from the Pennsylvania mining complex.

The administration of these coal purchase and sale contracts, which we refer to as our contracts, will include CONSOL Energy’s making elections, enforcing rights, executing coal sale confirmations and invoicing, in each case at our direction and with respect to the coal reserves attributable to our interests and CONSOL Energy’s interest in the Pennsylvania mining complex. CONSOL Energy will cause all revenues under these coal purchase and sale contracts to be deposited directly into our account, and periodically we will remit to CONSOL Energy its proportionate share of revenues collected (to the extent such revenues have not been used in furtherance of our operational services under the operating agreement). We will reimburse CONSOL Energy for any costs, expenses or liabilities incurred by CONSOL Energy under these coal purchase and sale contracts. For additional information about our contracts, please read “—Our Customers and Contracts.”

Our Terminal and Throughput Agreement with CONSOL Energy

In connection with the completion of this offering, we will enter into a terminal and throughput agreement with a wholly owned subsidiary of CONSOL Energy pursuant to which we will have the option, but not the obligation, to transport or to cause to be transported through CONSOL Energy’s Baltimore Marine Terminal up to 5 million tons of coal each calendar year (prorated for the year in which this offering is completed) for a terminal fee of $4 per ton of coal transported through the Baltimore Marine Terminal, plus certain standard fees for long-term or excess storage of coal at the Baltimore Marine Terminal, re-handling services at the Baltimore Marine Terminal (if we elect such services) and certain fees related to the docking and undocking of vessels at the Baltimore Marine Terminal. The per ton terminal fee and other fees may be reasonably escalated by the owner of the Baltimore Marine Terminal on a quarterly basis based on changes in the volume of coal shipped through the Baltimore Marine Terminal and increases in operating costs at the terminal. The terminal and throughput agreement will have an initial term of seven years.

Coal Reserves

The estimates of our proven and probable reserves are derived from estimates calculated by CONSOL Energy’s geologists and mining engineers, which estimates were audited by Golder Associates Inc., an independent mining and geological consulting firm, in 2014 and subsequently updated in 2015 using the face positions of the Pennsylvania mining complex’s longwall mines as of December 31, 2014. These estimates are based on geologic data, coal ownership information and current and proposed mine plans. Our proven and probable coal reserves are reported as “recoverable coal reserves,” which is the portion of the coal that could be economically and legally extracted or produced at the time of the reserve determination, taking into account mining recovery and preparation plant yield. These estimates are periodically updated to reflect past coal production, new drilling information and other geologic or mining data. Acquisitions or dispositions of coal properties will also change these estimates. Changes in mining methods may increase or decrease the recovery basis for a coal seam, as will changes in preparation plant processes. The ability to update or modify the estimates of our coal reserves is restricted to the engineering group and all modifications are documented.

“Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves,” which are defined as follows:

•	“Proven (Measured) Reserves.” Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	“Probable (Indicated) Reserves.” Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Spacing of points of observation for confidence levels in our reserve calculations is based on guidelines in U.S. Geological Survey Circular 891 (Coal Resource Classification System of the U.S. Geological Survey). Our estimates for proven reserves have the highest degree of geologic assurance. Because of the well-known continuity of the Pittsburgh No. 8 Coal Seam, estimates for proven reserves are based on points of observation that are equal to or less than 3,000 feet, and estimates for probable reserves are computed from points of observation that are between 3,000 feet and 8,000 feet apart.

Our estimates of proven and probable reserves do not rely on isolated points of observation. Small pods of reserves based on a single observation point are not considered; continuity between observation points over a large area is necessary for proven or probable reserves.

Our proven and probable coal reserves fall within the range of commercially marketed coal grades in the United States. The marketability of coal depends on its value-in-use for a particular application, and this is affected by coal quality, including sulfur content, ash content and heating value. Modern power plant boiler design aspects can compensate for coal quality differences that occur. As a result, all of our coal can be marketed for the electric power generation industry. In addition, all of our reserves exhibit thermoplastic behavior suitable for cokemaking and contain an average of approximately 39% volatile matter (on a dry basis), which enables us, if market dynamics are favorable, to capture greater margins from selling our coal in the metallurgical market to cokemakers and steel manufacturers who utilize modern cokemaking technologies. The addition of this cross-over market adds additional assurance that our proven and probable coal reserves are commercially marketable.

The amount of coal we assign to a mining complex generally is sufficient to support mining through the duration of the applicable current mining permit. Under federal law, we must renew our mining permits every five years. All assigned reserves have their required permits or governmental approvals, or there is a high probability that these approvals will be secured.

In addition, mines may have access to additional reserves that have not yet been assigned. We refer to these reserves as accessible. Accessible reserves are proven and probable reserves that can be accessed by an existing mine, utilizing the existing infrastructure of the complex to mine and to process the coal in this area. Mining an accessible reserve does not require additional capital spending beyond that required to extend or to continue the normal progression of the mine, such as the sinking of airshafts or the construction of portal facilities.

Some reserves may be accessible by more than one mine because of the proximity of our mines to one another. In the table below, the accessible reserves indicated for a mine are based on our review of current mining plans and reflect our best judgment as to which mine is most likely to utilize the reserve.

Assigned and accessible coal reserves are proven and probable reserves which are either owned or leased. The leases have terms extending up to 30 years and generally provide for renewal through the anticipated life of the associated mine. These renewals are exercisable by the payment of minimum royalties. Under current mining plans, assigned reserves reported will be mined out within the period of existing leases or within the time period of probable lease renewal periods.

The following table sets forth the proven and probable coal reserves at the Pennsylvania mining complex, on a 100% basis, as of December 31, 2014 (tons in millions):

Mine	Proven Reserves (tons) (1)	Probable Reserves (tons) (1)	Total Recoverable Reserves (tons) (1)	Mine Recovery (%)	Preparation Plant Yield (%)	Out of Seam Dilution (feet)	Raw Reserves (tons)
Bailey	148.7	105.8	254.5	82.10%	65.03%	0.28	391.4
Enlow Fork	253.0	69.8	322.8	82.76%	61.72%	0.28	523.0
Harvey	130.2	78.1	208.3	82.93%	61.20%	0.28	340.4

Total	531.9	253.7	785.6	82.60%	62.61%	0.28	1,254.7

(1)

Economic viability of the reported proven and probable coal reserves is established through a life of mine plan for each mine operation, pursuant to SEC Industry Guide 7. Economic viability is determined by providing a net value on a cash-forward looking basis which is based on historical performance, with forward adjustments based on planned changes in production volumes, in fixed and variable proportion of costs and forecasted fluctuation in costs of supplies, energy costs and wages. Coal sales prices are forecasted based on management’s internal market analysis throughout each mine’s life of mine plan. Based on these calculations, we concluded that the reported reserve tons produce a positive economic impact over each mine’s life. Our mines operate in the Pittsburgh No. 8 Coal Seam and have historically generated positive net income and positive cash flow which demonstrates the economic viability of the coal reserves. The Pittsburgh No. 8 Coal Seam is consistent in geological formation, including seam thickness, coal quality and other characteristics. Therefore, our mines are expected to continue to produce positive economic results using mining technologies currently employed. The reported coal reserves do not exceed the quantities that we estimate could be extracted economically at average prices received and costs incurred as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical three-year average realized prices received for production at these locations was $64.22 per ton.

The following table sets forth additional information regarding the recoverable coal reserves at the Pennsylvania mining complex, on a 100% basis, as of December 31, 2014 (tons in millions):

			Gross Heat Content (1)(2) (Btu/lb)			Recoverable Reserves (3)(4)
Mine	Reserve Class	Average Seam Thickness (feet)	Average	Range	Average Sulfur Content (2)	Owned (%)	Leased (%)	Total (tons)
Bailey:	Assigned	7.6	12,928	12,800 – 13,050	2.61%	53%	47%	84.0
	Accessible	7.5	12,929	12,720 – 13,190	2.71%	78%	22%	170.5

Enlow Fork:	Assigned	7.8	12,891	12,800 – 13,000	2.61%	99%	1%	21.6
	Accessible	7.6	12,946	12,720 – 13,120	2.18%	76%	24%	301.2

Harvey:	Assigned	6.6	13,182	12,940 – 13,230	1.90%	89%	11%	27.1
	Accessible	7.6	13,065	12,870 – 13,160	2.29%	99%	1%	181.2

Total:			12,974		2.37%	80%	20%	785.6

(1)	The heat value shown for assigned reserves is based on the quality of coal mined and processed during the year ended December 31, 2014.
(2)	Gross heat content and average sulfur content are reported on an as-received basis at the typical moisture content of the coal shipped from the Pennsylvania mining complex.
(3)	Recoverable reserves are calculated based on proposed mine plans in the area in which mineable coal exists, coal seam thickness and average density determined by laboratory testing of drill core samples. This calculation is adjusted to account for coal that will not be recovered during mining and for losses that occur if the coal is processed after mining. Reserve calculations do not include adjustments for moisture that may be added during mining or processing, nor do the calculations include adjustments for dilution from rock lying above or below the coal seam. Reserves are reported only for those coal seams that are controlled by ownership or leases.
(4)	All of our reserves exhibit thermoplastic behavior suitable for cokemaking and contain an average of approximately 39% volatile matter (on a dry basis), which enables us, if market dynamics are favorable, to capture greater margins from selling our coal in the metallurgical market to cokemakers and steel manufacturers who utilize modern cokemaking technologies. For the years ended December 31, 2013 and 2014, the Pennsylvania mining complex sold approximately 2.4 million tons and 1.3 million tons of coal, respectively, in the metallurgical market on a 100% basis.

Our Customers and Contracts

We sell coal to an established customer base through opportunities as a result of strong business relationships or through a formalized bidding process. The following map shows the extensive reach of our market in the eastern United States.

We refer to the contracts under which coal produced from the Pennsylvania mining complex is sold and which a wholly owned subsidiary of CONSOL Energy administers under the contract agency agreement at our direction as our contracts, even though none of these contracts will be transferred to us in connection with this offering. For additional information on our contract agency agreement, please read “—Our Contract Agency Agreement with CONSOL Energy.” The following table describes the forecasted contracted position (in millions of tons) of the Pennsylvania mining complex, on a 100% basis, for the years ended 2015, 2016 and 2017 as of May 11, 2015:

	2015		2016		2017
	Tons	Estimated Price	Tons	Estimated Price	Tons	Estimated Price
Committed and priced (based on forecasted prices) (1)	23.0	$59.33	13.1	$59.25	7.7	$61.35
As a percentage of total production for the twelve months ending June 30, 2016	93.3%	N/A	53.1%	N/A	31.2%	N/A
Committed and unpriced	0.1	N/A	1.5	N/A	1.0	N/A
As a percentage of total production for the twelve months ending June 30, 2016	0.4%	N/A	6.1%	N/A	4.1%	N/A

(1)

For purposes of this table, the forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. The adjustment mechanisms reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. Each customer contract is different and not all contracts contain adjustments for all of clauses (i), (ii) and (iii).

The forecasted prices set forth in the table above were based in part on certain assumptions made by management. With respect to clause (i) quality characteristics, for 2016 and 2017 we assumed that the coal we will deliver will be within the contract range, and no premiums or penalties relating to the quality of coal delivered are forecasted. For the current year, 2015, we based our assumption on our average monthly forecasted quality numbers generated with our production forecast, created using pre-mining geology and analytical work, to determine the likely penalties and premiums associated with each contract using the average mine quality for tons estimated to be shipped during the time period. With respect to clause (ii) actual calorific value, for 2016 and 2017 we assumed that the coal we deliver will be within the contract range, and no premiums or penalties relating to the calorific value of coal delivered are forecasted. For the current year, 2015, we based our assumption on our average monthly forecasted quality numbers generated with our production forecast, created using pre-mining geology and analytical work, to determine the likely penalties and premiums associated with each contract using the average mine quality for tons estimated to be shipped during the time period. The total current price position for 2015 assumes a total year discount of $0.01 per ton effect on our total 2015 price per ton as shown in the table above.

With respect to clause (iii), the electric power price-related adjustments, if any, result only in positive monthly adjustments to the contracted base price that we receive for our coal. In the table above, the forecasted electric power price-related adjustments represent approximately 3%, 7% and 14% for the years ending December 31, 2015, 2016 and 2017, respectively, of the total committed and priced value included in the table. These adjustments to contracted base prices were estimated using publicly available regional power generation information applicable to the markets in which our customers operate and other internally forecasted information regarding contract specific factors that impact pricing. The key assumptions used for the forecasted electric power price-related adjustments were derived using PJM Western Hub Day-Ahead Calendar Month (Peak and Off-Peak) prices adjusted using management’s judgment and historical results. These derived assumptions were held constant in 2015 and 2016 and were increased 3% for 2017. The 2017 increase resulted in a less than 1% increase to the total committed and priced value included in the table. For the three months ended March 31, 2015, the actual prices realized under our contracts that had electric power price-related adjustments exceeded our forecasted price for 2015 as reflected in the table. While management considers the expectations and assumptions regarding forecasted prices, including with respect to forecasted electric power price-related adjustments, to be reasonable, they are inherently subject to business, economic, competitive, regulatory, and other risks and uncertainties, most of which are beyond our control.

The terms of our sales contracts vary significantly by customer, including price adjustment features, price reopener terms, coal quality requirements, quantity adjustment mechanisms, permitted sources of supply, future regulatory changes, extension options, force majeure provisions and termination and assignment provisions. Contract volumes range from a single shipment to multi-year agreements for millions of tons of coal. The average term of our sales agreements is between one to three years. As a normal course of business, efforts are made to renew or extend contracts scheduled to expire. We generally have been successful in renewing or extending contracts in the past; however, there is no guarantee that our efforts in renewing or extending contracts will be successful in the future. For the year ended December 31, 2014, approximately 70% of all the coal produced from the Pennsylvania mining complex was sold under contracts with terms of one year or more.

Substantially all of our multi-year sales contain base prices, subject only to pre-established adjustment mechanisms based primarily on (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. The electric power price-related adjustments, if any, result only in positive monthly adjustments to the contracted base price that we receive for our coal. Price reopener provisions are present in several of our multi-year sales contracts. These price reopener provisions may automatically set a new price based on prevailing market price or, in some instances, require the parties to agree on a new price, sometimes within a specified range of prices. In a limited number of agreements, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Under some of our contracts, we have the right to match lower prices offered to our customers by other suppliers.

The volume of coal to be delivered is specified in each of our sales contracts. Although the volume to be delivered under the coal contracts is stipulated, the parties may vary the timing of the deliveries within specified limits. Most of our sales agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash, moisture, volatile matter, grindability, chlorine and ash fusion temperature. Failure to meet these conditions could result in penalties or rejection of the coal at the election of the customer. Most of our coal sales contracts contain provisions for variation in coal quality in the form of premiums and penalties. Premiums and penalties are financial adjustments that vary from contract to contract with respect to coal quality parameters, ranges and percentages. As an example of a penalty, if coal not meeting the quality specification for sulfur is shipped to the customer, then we would be required to pay $0.10 per net ton of coal for every 0.01% sulfur above the maximum sulfur limit defined in the customer contract. For the years ending December 31, 2013 and 2014, the adjustments for quality variation resulted in a net premium position and increase in revenue of approximately $2 million each year on a 100% basis. If a shipment of coal is beyond a defined rejection limit under a coal sales contract for any given quality characteristic, then such customer may have the right to either reject the shipment of coal or to have the price adjusted downward after applying the penalties owed by us. In our experience over the past two years, outright rejections of coal shipments were rare, having occurred only three or four times (or less than 0.25% of total shipments) each year. Typically, customers prefer instead to take delivery of the shipments of coal, even if not within the specified quality range, and elect to take the price adjustment therefor. When customers have preferred to not take the shipment of coal, we have been successful in each of the previous occurrences of rejection to re-route the shipment of coal to another customer. All shipments during the past two years that were rejected were resold at the then current market rates for the quality of coal subject to the applicable contract. In addition, because the rejected shipments did not reduce the applicable customer’s annual contracted tons, in-spec replacement coal shipments were delivered to such customer at the contracted rates. As a result, the rejected shipments did not adversely impact our overall financial position.

Our sales contracts also typically contain force majeure provisions allowing for the suspension of performance by either party for the duration of specified events. Force majeure events include, but are not limited to, floods, earthquakes, storms, fire, faults in the coal seam or other geologic conditions, other natural catastrophes, wars, terrorist acts, civil disturbances or disobedience, strikes, railroad transportation delays caused by a force majeure event and actions or restraints by court order and governmental authority or arbitration award. Depending on the language of the contract, some contracts may terminate upon continuance of an event of force majeure that extends for a period greater than three to twelve months.

Approximately 3.5 million tons (net to our 20% interest on a pro forma basis), or 70%, of our expected coal production for the twelve months ending June 30, 2016 has been committed under contracts. We market our coal primarily to electric utility companies in the eastern United States. We derive a significant portion of our revenues from four customers: Duke Energy Corporation (“Duke Energy”), GenOn Energy, Inc. (“GenOn Energy”), the South Carolina Public Service Commission (the “SCPSC”) and Xcoal Energy & Resources (“Xcoal Energy”). For the three months ended March 31, 2015, the Pennsylvania mining complex derived approximately 16.3%, 15.2%, 11.7% and 10.0% of its total coal sales revenues from Xcoal Energy, Duke Energy, GenOn Energy and the SCPSC, respectively. For the year ended December 31, 2014, the Pennsylvania mining complex derived approximately 17.2%, 15.2%, 9.8% and 7.1% of its total coal sales revenues from Duke Energy, GenOn Energy, the SCPSC and Xcoal Energy, respectively. For the year ended December 31, 2013, the Pennsylvania mining complex derived approximately 14.0%, 12.9%, 12.6% and 11.9% of its total coal sales revenues from Duke Energy, GenOn Energy, Xcoal Energy and the SCPSC, respectively. While the terms of our contracts with these customers vary, generally the material terms of such contracts include the term in years of the contract, the quantity of coal to be delivered (generally on a prorated basis), the source(s) of the coal, the price of the coal together with any price adjustment mechanisms, specifications within a range for the quality of the coal to be sold, premiums and penalties, if any, to be paid if the coal is outside the range of specifications, delivery and transportation provisions, sampling and analysis of coal provisions, payment terms and invoicing requirements, a force majeure provision, and certain miscellaneous provisions covering matters such as governing law, venue, jurisdiction, notices, confidentiality and default. We believe the advantageous qualities of our coal, our significant transportation cost advantage compared to many of our competitors, our ability to produce large volumes of coal with low operating costs and the diversification of our customer base helps to mitigate our exposure to the loss of any one customer. However, if any of our largest customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to our largest customers on terms as favorable to us as the terms under our current contracts, our results of operations may be adversely affected until such time as we generate replacement sales either under multi-year sales contracts or in the spot market.

To reduce our exposure to retirements of coal-fired power plants, we have strategically developed our customer base to include power plants that are positioned to continue operating for the foreseeable future and that are equipped with environmental controls for MATS rule compliance. For the year ended December 31, 2014, we sold approximately 19.4 million tons of coal (including more than 16.0 million tons of coal to customers in our core market states of Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania, Maryland, Delaware, West Virginia, North Carolina and South Carolina) to domestic power plants and industrial consumers that have not announced any plans to retire generating capacity prior to 2020 and that have scrubber systems in place or under construction to comply with emissions regulations. The MATS rules, in combination with other environmental regulations and economic factors, resulted in the retirement of more than 20 GW of domestic coal-fired generating capacity prior to 2015 and has led to the announcement of more than 40 GW of additional domestic coal-fired generating capacity retirements for the period from 2015 through 2019. For the year ended December 31, 2014, we sold approximately 1.5 million tons of coal to power plants in our core market states (Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania, Maryland, Delaware, West Virginia, North Carolina and South Carolina) that have announced plans to retire prior to 2020 and represent approximately 2 GW of generating capacity.

The following table shows the electric generation plants to which the Pennsylvania mining complex has sold coal during the last five years, together with (i) whether or not such plants have installed or intend to install necessary environmental control systems to continue operating, (ii) whether or not the owners of such plants have announced the planned retirement of such plants, (iii) the states in which such plants are located and (iv) such plants’ capacity factors (utilization rates) for 2014. Our target customer base includes electric generation plants that have the necessary environmental control systems, run at relatively high utilization rates compared to their peers and have not announced plans to retire.

Plant	State	Announced Retirement (Year)	Installed or Planned Flue Gas Desulfurization Scrubber	Capacity Factor
AES Somerset LLC	NY	No	Yes	29%
Bailly	IN	No	Yes	57%
Belews Creek	NC	No	Yes	70%
Big Bend	FL	No	Yes	76%
Bowen	GA	No	Yes	58%
Brandon Shores	MD	No	Yes	45%
Bruce Mansfield	PA	No	Yes	80%
C P Crane	MD	No	No	15%
Carneys Point Generating Plant	NJ	No	Yes	42%
Cayuga Power Plant	NY	No	Yes	35%
Chesterfield	VA	No	Yes	58%
Cheswick Power Plant	PA	No	Yes	61%

Plant	State	Announced Retirement (Year)	Installed or Planned Flue Gas Desulfurization Scrubber	Capacity Factor
Conemaugh	PA	No	Yes	74%
Cross	SC	No	Yes	58%
Eastlake	OH	Yes (2015)	No	35%
Fort Martin	WV	No	Yes	72%
Gavin	OH	No	Yes	67%
Homer City Station	PA	No	Yes	71%
Indian River	DE	No	Yes	23%
James E Rogers Energy Complex	NC	No	Yes	51%
Keystone	PA	No	Yes	78%
Logan Generating Plant	NJ	No	Yes	44%
Marshall	NC	No	Yes	51%
Mayo	NC	No	Yes	40%
Mercer Generating Station	NJ	No	Yes	10%
Merrimack	NH	No	Yes	30%
Michigan City	IN	No	Yes	67%
Monroe	MI	No	Yes	55%
Montour	PA	No	Yes	53%
Morgantown Generating Station	MD	No	Yes	59%
MT Storm	WV	No	Yes	71%
Oak Creek Power Plant	WI	No	Yes	62%
P H Glatfelter Co	PA	No	No	46%
PPL Brunner Island	PA	No	Yes	49%
R M Schahfer	IN	No	Yes	48%
Roxboro	NC	No	Yes	60%
Schiller	NH	No	No	34%
St Clair	MI	No	No	45%
St Johns River Power Park	FL	No	Yes	66%
W H Sammis	OH	No	Yes	63%
Wateree	SC	No	Yes	61%
Ashtabula	OH	Yes (2015)	No	11%
B L England	NJ	Yes (2015)	No	14%
Harllee Branch	GA	Yes (2015)	No	21%
Kammer	WV	Yes (2015)	No	19%
Muskingum River	OH	Yes (2015)	No	27%
Avon Lake	OH	Yes (2016)	No	34%
New Castle Plant	PA	Yes (2016)	No	11%
Trenton Channel	MI	Partial (2016)	No	40%
Kodak Park Site	NY	Yes (2017)	No	45%
Chalk Point	MD	Yes (2018)	Yes	44%
Dickerson	MD	Yes (2018)	Yes	26%

Coal produced from the Pennsylvania mining complex is exported into the thermal and metallurgical coal international markets, primarily to Asia, Canada, Europe, India and South America. For the years ended December 31, 2013 and 2014, the Pennsylvania mining complex sold approximately 20% and 13%, respectively, of its total coal production into international markets, substantially all of which was through a coal trading and brokering company.

Seasonality

Our business has historically experienced only limited variability in its results due to the effect of seasonal changes. Demand for coal-fired power can increase due to unusually hot or cold weather as power consumers use more air conditioning or heating, respectively. Conversely, mild weather can result in weaker demand for our coal. Adverse weather conditions, such as blizzards or floods, can impact our ability to transport coal over our overland conveyor systems and to transport our coal by rail.

Competition

The coal industry is highly competitive, with numerous producers selling into all markets that use coal. There are numerous large and small producers in all coal producing basins of the United States, and we compete with many of these producers. Our main competitors include Alliance Resource Partners, L.P., Alpha Natural Resources, Inc., Arch Coal, Inc., Foresight Energy LP, Murray Energy Corporation, Patriot Coal Corp. and White Oak Resources LLC.

The most important factors on which we compete are coal price, coal quality and characteristics, transportation costs and reliability of supply. Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry and foreign coal consumers. These coal consumption patterns are influenced by many factors that are beyond our control, including demand for electricity, which is significantly dependent upon economic activity and summer and winter temperatures in the United States, government regulation, technological developments and the location, quality, price and availability of competing sources of fuel.

Our Safety and Environmental Programs and Procedures

As part of our core values of safety, compliance and continuous improvement, we are committed to the ongoing safety of our mining operations. For example, at the Harvey mine, CONSOL Energy recently constructed the first underground training academy in the United States dedicated to training miners and improving their safety performance and regulatory compliance. We have developed and implemented an environmental, health and safety management program to control and reduce the environmental impacts of our operations and to ensure the safe operation of our mines. We have mature safety and environmental management systems that are compliant with OHSAS 18001 and ISO 14001, respectfully. We utilize an electronic data management system, Enviance, to track key performance indicators and manage our permit compliance data. In addition, our environmental controls include, among others, CONSOL Energy employing 87 full-time environmental compliance professionals and utilizing experienced in-house personnel and contractors to conduct extensive pre-mining sampling and studies to comply with environmental regulations. Our safety program includes, among other things, (i) CONSOL Energy employing 69 full-time safety professionals, (ii) implementing policies and procedures to protect employees and visitors at our mines, (iii) requiring a certified mine foreman to be in charge of the activities at each mine and (iv) ensuring that each employee undergoes the required safety, hazard and task training.

We operate some of the industry’s safest underground mines based on data from the MSHA. Over the last five years, our MSHA reportable incident rate was, on average, approximately 60% lower than the national underground bituminous coal mine incident rate. We have been awarded numerous awards for our strong safety, compliance and environmental record. For example, the Bailey mine received the Keystone Mine Safety Award from the Pennsylvania Coal Alliance for our safety record in 2013. In addition, our preparation plant received a Joseph A. Holmes Safety Award in 2011 and 2012, and the Enlow Fork mine received a Joseph A. Holmes Safety Award in 2010 and 2012.

Laws and Regulations

Overview

Our coal mining operations are subject to various federal, state and local environmental, health and safety regulations. Regulations relating to our operations require us to obtain permits and other licenses; reclaim and restore our properties after mining operations have been completed; store, transport and dispose of materials used or generated by our operations; manage surface subsidence from underground mining; control water and air emissions; protect wetlands and endangered plant and wildlife; and to ensure employee health and safety. Furthermore, the electric power generation industry is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for our coal. Compliance with these laws has substantially increased the cost of coal mining, and the possibility exists that new legislation or regulations may be adopted which would have a significant impact on our coal mining operations or our customers’ ability to use our coal and may require us or our customers to change their operations significantly or incur substantial costs.

The following is a summary of the more significant existing environmental and worker health and safety laws and regulations to which we and our customers’ business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations and financial position.

Environmental Laws

Air Emissions. The Clean Air Act (“CAA”) and corresponding state and local laws and regulations affect all aspects of coal mining operations, both directly and indirectly. The CAA directly impacts our coal mining and processing operations by requiring us to obtain pre-approval for the construction or modification of certain facilities or to use specific equipment, technologies or best management practices to control emissions.

The CAA also indirectly and more significantly affects the U.S. coal industry by extensively regulating the air emissions of the coal-fired electric power generating plants operated by our customers. Coal contains impurities, such as sulfur, mercury and other constituents, many of which are released into the air when coal is burned. Carbon dioxide, a greenhouse gas, is also emitted when coal is burned. Please read “—Climate Change.” There have been a series of recent federal rulemakings that are focused on emissions from coal-fired electric generating facilities. Installation of emissions control technologies and other required measures will make it more costly to build and operate coal-fired power plants and may make coal a less attractive fuel alternative in the planning and building of power plants in the future. Such measures also may force our customers to retire coal-fired electric power plants, rather than retrofit with the necessary emission control technologies. Any reduction in coal’s share of power generating capacity could negatively impact our ability to sell coal, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The air emissions programs that may directly or indirectly affect our operations include, but are not limited to:

•	Cross-State Air Pollution Rule (“CSAPR”), which requires certain Midwestern and Eastern states to reduce power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states beginning in 2015. Judicial challenges to the rule remain pending.

•	Mercury and Air Toxics Standards (“MATS”) Rule, which requires coal-fired power plants to reduce air toxics emissions beginning in April 2015. On June 29, 2015, however, the U.S. Supreme Court issued a ruling holding that the EPA should have considered compliance costs when developing the MATS rule. The Supreme Court remanded the case back to the D.C. Circuit for further review.

•	National Ambient Air Quality Standards (“NAAQS”), which impose air quality standards for carbon monoxide, nitrogen dioxide, ozone, particulate matter, sulfur dioxide and lead. Over the past several years, the EPA has revised its NAAQS for nitrogen dioxide, sulfur dioxide and particulate matter, and, in November 2014, proposed a revised standard for ozone, in each case making the standards more stringent. The EPA expects to finalize the revised ozone NAAQS by October 2015.

•	Acid Rain Program, which regulates emissions of sulfur dioxide and nitrogen oxides from electric generating facilities. These requirements would not be supplanted by CSAPR.

•	NOx SIP Call program, which was established to reduce the transport of nitrogen oxides and ozone in 22 Eastern states and the District of Columbia.

•	Regional Haze Program, which seeks to protect and improve visibility at and around national parks, national wilderness areas and international parks.

•	New Source Review Program, which requires existing coal-fired power plants to install more stringent air emissions control equipment when modifications to those plants significantly change emissions.

Climate Change. Climate change continues to attract considerable public and scientific attention with widespread concern about the impacts of human activity on such changes, especially the emission of greenhouse gases (“GHGs”). The mining and combustion of fossil fuels, like the coal that we produce, results in the emission of GHGs, including from end-users like coal-fired power plants. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of GHGs. For example, while federal climate change legislation is unlikely in the next several years, several states have already adopted measures requiring GHG emissions to be reduced within state boundaries. Internationally, the Kyoto Protocol, which set binding emission targets for developed countries (but was never ratified by the United States), was nominally extended past its expiration date of December 2012 with a requirement for a new legal construct to be put into place by 2015. In addition, in November 2014, President Obama announced that the United States would seek to cut net greenhouse gas emissions 26-28 percent below 2005 levels by 2025 in return for China’s commitment to seek to peak emissions around 2030, with concurrent increases in renewable energy.

Following a Supreme Court decision effectively mandating that the EPA regulate GHGs from cars and trucks under the CAA, the EPA has begun to regulate GHG emissions from power plants under the CAA. For example, on January 8, 2014, the EPA re-proposed New Source Performance Standards (“NSPS”) for carbon dioxide (“CO2”) for new fossil fuel fired power plants and rescinded the rules that were proposed on April 12, 2012. These proposed rules will also require carbon capture and sequestration (“CCS”) for new coal-fired power plants. In addition, on June 2, 2014, the EPA announced the Clean Power Plan, which proposes to limit CO2 emissions from existing power plants. The plan proposes a national carbon pollution standard that would, by 2030, cut emissions produced by U.S. power plants by 30% from 2005 levels. The final rule is expected to be issued in mid-summer 2015 and the emission reductions are scheduled to commence in 2020. A legal challenge to the proposed rulemaking has already been filed. Moreover, other legal challenges to the EPA’s authority to regulate GHG emissions under the CAA are likely.

Additionally, the U.S. Supreme Court, in a decision issued in June 2014, addressed whether the EPA’s regulation of GHG emissions from new motor vehicles properly triggered GHG permitting requirements for stationary sources under the CAA’s Prevention of Significant Deterioration (“PSD”) and Title V permitting programs. The court ultimately held that the EPA could require certain large stationary sources that are already subject to the PSD program, due to the source’s emission of conventional pollutants, to limit GHG emissions by employing the “best available control technology.”

Adoption of comprehensive legislation or regulation focusing on GHG emission reductions for the United States or other countries where we sell coal, or the inability of utilities to obtain financing in connection with coal-fired plants, may make it more costly to operate coal-fired electric power generation plants and make coal less attractive for electric utility power plants in the future. Apart from actual regulation, uncertainty over the extent of regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Furthermore, the low-priced natural gas environment within which we operate also impacts the amount of coal that may be purchased by utilities. Please read “Risk Factors—Risks Related to Our Business—Decreases in demand for electricity and changes in coal consumption patterns of U.S. electric power generators could adversely affect our business.” Any reduction in the amount of coal consumed by electric power generators as a result of actual or potential regulation of greenhouse gas emissions could decrease demand for our coal, thereby reducing our revenues and materially and adversely affecting our business, financial condition, results of operations and cash flows. We or our customers may also have to invest in carbon dioxide capture and storage technologies in order to burn coal and comply with future GHG emission standards.

In addition, coalbed methane must be expelled from our underground coal mines for mining safety reasons. Coalbed methane has a greater GHG effect than carbon dioxide. CNX Gas’ gas operations capture coalbed methane from our underground coal mines, although some coalbed methane is vented into the atmosphere when the coal is mined. In June 2010, Earth Justice petitioned the EPA to make a finding that emissions from coal mines endangered public health and welfare and to list them as a stationary source subject to further regulation of emissions. On April 30, 2013, the EPA denied the petition. Judicial challenges seeking to force the EPA to list coal mines as a stationary source have likewise been unsuccessful to-date. If in the future the agency were to make an endangerment finding, we may have to further reduce our methane emissions, install additional air pollution controls, pay higher taxes, incur costs to purchase credits that permit us to continue operations as they now exist at our underground coal mines or perhaps curtail coal production.

Water Discharges. The Clean Water Act (“CWA”) and corresponding state laws affect our coal operations by regulating the discharge of pollutants into regulated waters, including wetlands. The CWA and corresponding state laws include requirements for: improvement of designated “impaired waters” (not meeting state water quality standards) through the use of effluent limitations; anti-degradation regulations which protect state designated “high quality/exceptional use” streams by restricting or prohibiting discharges; requirements to treat discharges from coal mining properties for non-traditional pollutants, such as chlorides, selenium and dissolved solids; and minimizing impacts and compensating for unavoidable impacts resulting from discharges of fill materials to regulated streams and wetlands. Continued compliance with such existing permit conditions are not expected to have a material adverse effect on our business, financial condition or results of operations. However, on May 27, 2015, the EPA issued a final rule clarifying which waterways are subject to federal jurisdiction under the Clean Water Act, which could impose additional permitting obligations on our operations.

The EPA issues permits for the discharge of pollutants into surface waters, and the U.S. Army Corps of Engineers (“ACOE”) issues permits for the discharge of dredge and fill material into regulated wetlands. ACOE maintains two permitting programs under Section 404 of the CWA for the discharge of dredge and fill material: one for “individual permits” and a more streamlined program for “general” permits. However, the CWA authorizes the EPA to review and veto permits issued by the ACOE. The EPA has exercised its veto power to retroactively rescind a permit issued by the ACOE, which has been upheld by the courts. Any future use of this authority could create uncertainty with regard to our current permits, as well as impose additional time and cost burdens on future operations, potentially adversely affecting our business, financial condition, results of operations and cash flows.

In order to obtain a permit for surface coal mining activities, including valley fills associated with steep slope mining, an operator must obtain a permit for the discharge of fill material from the ACOE and a discharge permit from the state regulatory authority under the state counterpart to the CWA. Beginning in early 2009, the EPA took a number of initiatives that have resulted in delays and obstruction of the issuance of such permits for surface mining operations in the Appalachian states, including Pennsylvania where the Pennsylvania mining complex is located. Increased oversight of delegated state programmatic authority, coupled with individual permit review and additional requirements imposed by the EPA, has resulted in delays in the review and issuance of permits for surface coal mining operations, including applications for surface facilities for underground mines, such as applications for coal refuse disposal areas.

In addition, on June 7, 2013, the EPA published proposed standards for steam electric power generating plants to strengthen existing controls on discharges from these plants. For the first time, the proposed standards include limits for toxic metals. Depending on emissions control technology in operation at a power plant, along with waste water management and ash handling, some coal-fired units could be disadvantaged with regards to upgrading wastewater treatment. A final rule is expected in September 2015.

In 2005, the Pennsylvania Department of Environmental Protection (“PADEP”) issued a technical guidance document that imposes standards in the material mining permits that we hold, including potentially costly stream mitigation and monitoring requirements and alterations to our longwall mining plans. We have filed permit appeals challenging the PADEP’s use and application of the technical guidance document to our mines, which we expect to be resolved later this year. If these challenges are ultimately unsuccessful, we would not be relieved of the costs to comply with the technical guidance document requirements.

The EPA began a water quality investigation in 2011 and we received a request for information pursuant to Section 308 of the CWA regarding our permitted discharge outlets at the Bailey and Enlow Fork mines. We have since responded to the information request and submitted the requested data. We have met with the U.S. Department of Justice, the EPA and the PADEP to negotiate a resolution to this matter. We expect the agencies to assess civil penalties, potentially in excess of $100,000, as part of any negotiated resolution, but do not yet have an estimate of any such penalties.

In May 2014, we notified the PADEP of a discoloration in our water discharges. We implemented a pump-back system to prevent any additional discharges of discolored water. We entered into a consent order to conduct an assessment of the hydrologic conditions of the impoundment and liner system in the coal refuse disposal area in order to determine the cause of the discoloration. We completed the assessment and submitted the final report pursuant to the terms of the consent order on January 30, 2015. We believe that we have satisfied the conditions of the consent order, but this matter has not yet been resolved with PADEP.

Safe Drinking Water Act. The Safe Drinking Water Act (“SDWA”) and its state equivalents affect coal mining operations by imposing requirements on the underground injection of fine coal slurries, fly ash and flue gas scrubber sludge, and by requiring permits to conduct such underground injection activities. In addition to establishing the underground injection control program, the SDWA also imposes regulatory requirements on owners and operators of “public water systems.” This regulatory program could impact our lessees’ reclamation operations where subsidence or other mining-related problems require the provision of drinking water to affected adjacent homeowners.

Hazardous Substances and Waste Materials. We are subject to the requirements of environmental laws and regulations related to the release of hazardous substances and other waste materials into the environment. These laws and regulations generally regulate the generation, storage, treatment, transportation and disposal of hazardous substances and waste materials and may require investigatory and remedial actions at sites where such material has been released or disposed. For example, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and comparable state laws, impose joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that contributed to a release of a “hazardous substance” into the environment. These persons include the owner and operator of the site where a release occurred and persons that disposed or arranged for the disposal of the hazardous substance that has been released into the environment. These persons may be liable for, among other things, the costs of investigating and remediating the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA and comparable state laws also authorize the EPA, its state counterparts, and, in some instances, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

We also generate both hazardous and nonhazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act (“RCRA”) and comparable state laws. Certain mining wastes are currently excluded from the definition of hazardous wastes. However, changes in applicable laws and regulations, including waste characterization, may result in a material increase in our capital expenditures or plant operating and maintenance expense.

Endangered Species Act. The Endangered Species Act and comparable state laws protect species threatened with possible extinction. Protection of threatened and endangered species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. Based on the species that have been identified to date and the current application of applicable laws and regulations, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our mining operations at this time. We have a conservation habitat plan in place at the Bailey mine that covers the Indiana Bat. The U.S. Fish and Wildlife Service has allowed us to use this existing conservation habitat plan to cover the Northern Long-Eared Bat, which was listed as a threatened species in April 2015.

Surface Mining Control and Reclamation Act. The Surface Mining Control and Reclamation Act (“SMCRA”) and similar state laws establish minimum operational, reclamation and closure standards for surface mining and deep mining. SMCRA requires that comprehensive environmental protection and reclamation standards be met during the course of and following the completion of mining activities. These requirements typically are implemented through mining permits issued at the state level. It is not uncommon for a SMCRA mine permit application to take over two years to prepare and review, depending on the size and complexity of the mine, and another two or more years for the permit to be issued, depending primarily on the regulatory authority’s approach to handling comments and objections received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company’s permit. SMCRA also imposes on mine operators the responsibility of restoring the land to its original state and compensating the landowner for types of damages occurring as a result of mining operations, and requires mine operators to post performance bonds to ensure compliance with any reclamation obligations. Additionally, the Abandoned Mine Lands Program, which is part of SMCRA, imposes a tax on all current mining operations, the proceeds of which are used to restore mines closed before 1977. The current tax is 28 cents per ton on surface-mined coal and 12 cents per ton on underground-mined coal. States from time to time have increased and may continue to increase their fees and taxes to fund reclamation of orphaned mine sites and abandoned mine drainage control on a statewide basis. These fees are currently scheduled to be in effect until September 30, 2021.

Federal and state laws require bonds to secure our obligations to reclaim lands used for mining and to satisfy other miscellaneous obligations. These bonds are typically renewable on a yearly basis. Surety bond costs have increased while the market terms of surety bonds have generally become less favorable. It is possible that surety-bond issuers may refuse to renew bonds or may demand additional collateral upon those renewals. Any failure to maintain, or inability to acquire, surety bonds that are required by state and federal laws would have a material adverse effect on our ability to produce coal, which could adversely affect our business, financial condition, results of operations and cash flows.

Health and Safety Laws

Mine Safety. Our operations are subject to stringent health and safety standards that have been imposed by federal and state laws since the adoption of the federal Mine Health and Safety Act, which imposes comprehensive health and safety standards on all mining operations. As part of the Mine Health and Safety Act, the Black Lung Acts require payments of benefits by all businesses conducting current mining operations to coal miners with black lung or pneumoconiosis and to some beneficiaries of miners who have died from this disease.

In addition, in 2006, the Mine Improvement and New Emergency Response Act (“Miner Act”) was enacted which imposed obligations related to improvements in mine safety practices, increased civil and criminal penalties for non-compliance, created additional mine rescue teams and expanded the scope of federal oversight, inspection and enforcement activities. Pursuant to the Miner Act, the Mine Safety Health Administration (“MSHA”) has promulgated new emergency rules on mine safety and revised its civil penalty assessment regulations, which resulted in an across-the-board increase in penalties from the existing regulations. Since passage of the Miner Act, enforcement scrutiny has also increased, including more inspection hours at mine sites, increased numbers of inspections and increased issuance of the number and the severity of enforcement actions and related penalties. MSHA continues to interpret and implement various provisions of the Miner Act, along with introducing new proposed regulations and standards. Our compliance with these or any new mine health and safety regulations could increase our mining costs. Additionally, the Dodd Frank Bill that was enacted by Congress in 2010 now requires mining companies, including coal companies, to include various safety statistics regarding citations, penalties, notices of violation and pending legal actions in periodic reports that are required by the securities laws. These disclosures may lead to the enactment of yet further legislation regarding mine safety.

Black Lung Legislation. Under federal black lung benefits legislation, each coal mine operator is required to make payments of black lung benefits or contributions to (1) current and former coal miners totally disabled from black lung disease; (2) certain survivors of miners who have died from black lung disease; and (3) a trust fund for the payment of benefits and medical expenses to certain claimants.

The Patient Protection and Affordable Care Act (“PPACA”) made two changes to the Federal Black Lung Benefits Act. First, it provided changes to the legal criteria used to assess and award claims by creating a legal presumption that miners are entitled to benefits if they have worked at least 15 years in underground coal mines, or in similar conditions, and suffer from a totally disabling lung disease. To rebut this presumption, a coal company would have to prove that a miner did not have black lung or that the disease was not caused by the miner’s work. Second, it changed the law so that black lung benefits will continue to be paid to dependent survivors when the miner passes away, regardless of the cause of the miner’s death. In addition to the federal legislation, we are also liable under various state statutes for black lung claims.

Permit Requirements

Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present data to federal, state or local authorities pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. The authorization, permitting and implementation requirements imposed by federal, state and local authorities may be costly and time consuming and may limit or delay commencement or continuation of mining operations. Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Employees

Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. The directors and executive officers of our general partner will manage our and our subsidiaries’ operations and activities. The executive officers of our general partner are employed and compensated by CONSOL Energy or its affiliates, other than the general partner. Under our omnibus agreement with CONSOL Energy, we will reimburse CONSOL Energy for compensation related expenses (including salary, bonus, incentive compensation and other amounts) attributable to the portion of an executive’s compensation that is allocable to our general partner. Pursuant to the operating agreement with CONSOL Energy, CNX Thermal Holdings, which will become our wholly owned subsidiary at the closing of this offering, will assume, upon the closing of this offering, management and control over the day-to-day operations of the Pennsylvania mining complex. Under our employee services agreement with CONSOL Energy, CONSOL Energy employees will continue to mine, process and market coal from the Pennsylvania mining complex, subject to our direction and control under the operating agreement. All of the field-level employees required to conduct and support our operations will be employed by CONSOL Energy and will be subject to the employee services agreement that we will enter into with CONSOL Energy. As of December 31, 2014, CONSOL Energy employed over 1,850 people who will provide direct support to our operations pursuant to the employee services agreement. None of the employees who will provide direct support to our operations is represented by a labor union or collective bargaining agreement. CONSOL Energy considers its relations with its employees to be satisfactory. Please read “—Our Operating Agreement with CONSOL Energy” and “—Our Employee Services Agreement with CONSOL Energy.”

Insurance

We share insurance coverage with CONSOL Energy, for which we will reimburse CONSOL Energy pursuant to the terms of our omnibus agreement, in amounts and with coverage and deductibles that we, with the advice of insurance advisors and brokers, believe are reasonable and prudent. To the extent CONSOL Energy experiences covered losses under the insurance policies, the limit of our coverage for potential losses may be decreased. We cannot assure you that our insurance coverage will be adequate to protect us from all material expenses related to potential future claims for personal and property damage and third-party liability or that these levels of insurance will be available in the future at economical prices.

Title to Our Properties

Our real property interests are made up of coal minerals and mining rights, including the right to subside, that we have acquired pursuant to a deed and own in fee or have leased from third parties (collectively, “coal rights”), as well as surface rights that allow us to use the associated surface land for our operations that we have acquired pursuant to easements, rights-of-way, permits, surface use agreements, deeds or licenses from landowners, lessors, easement holders, governmental authorities or other parties controlling surface estate (collectively, “surface rights”). We have acquired these coal rights and surface rights without any material challenge known to us relating to the title to such coal rights and surface rights, and we believe that we have satisfactory rights and interests to conduct our operations on lands covered by such rights.

Prior to commencing development operations on coal properties, we conduct a thorough title examination and perform curative work with respect to significant defects. Title to coal properties and the boundaries of these properties are verified by law firms retained by us at the time such properties are leased or acquired. We generally will not commence operations on a property until we have cured any material title defects on such property. We may be responsible for the cost of curing any title defects. In addition, the acquisition of the necessary rights may not be feasible in some cases. We have completed title work on substantially all of our coal producing properties located within the current ten-year mine plans at each of our coal mines and believe that we have satisfactory title to our coal producing properties in accordance with standards generally accepted in the industry. Consistent with industry practice, abstracts and title reports are reviewed and updated approximately five years prior to planned development or mining of the property. If defects in title or boundaries of undeveloped reserves are discovered in the future, control of and the right to mine reserves could be adversely affected.

The transfer of an undivided 20% interest in some of the coal rights and surface rights from CONSOL Energy to us required the consent of certain grantors or other holders of such rights. CONSOL Energy will obtain sufficient third-party consents and authorizations and will provide notices required for the transfer of the coal rights and surfaces rights as necessary to enable us to operate our business in all material respects. With respect to any remaining consents, authorizations or notices that have not been obtained or provided, we have determined these will not have a material adverse effect on the operation of our business should we fail (or CONSOL Energy have failed) to obtain or provide such consents, authorizations or notices in a reasonable time frame. Some of our surface agreements may continue to be held by affiliates of CONSOL Energy until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents, approvals and notices that are not obtained or provided prior to transfer. We will make these filings and notices and seek to obtain these consents upon completion of this offering.

Legal Proceedings

Our operations are subject to a variety of risks and disputes normally incident to our business. As a result, we may, at any given time, be a defendant in various legal proceedings and litigation arising in the ordinary course of business. However, we are not currently subject to any material litigation.

MANAGEMENT

Management of CNX Coal Resources LP

We are managed by the directors and executive officers of our general partner, CNX Coal Resources GP LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. CONSOL Energy owns all of the membership interests in our general partner and has the right to appoint the entire board of directors of our general partner, including our independent directors. Our unitholders are not entitled to elect the directors of our general partner’s board of directors or to directly or indirectly participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

At the completion of this offering, we expect that our general partner will have seven directors, including three director nominees who will become members of our board of directors prior to or in connection with the listing of our common units on the NYSE. We expect that our board will determine that each of Messrs. Altmeyer, Greenwood and Wallace, our director nominees who will become members of our board of directors prior to or in connection with the listing of our common units on the NYSE, is independent under the independence standards of the NYSE.

In evaluating director candidates, CONSOL Energy will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the ability of our board of directors to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board of directors of our general partner to fulfill their duties.

Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. The directors and executive officers of our general partner will manage our and our subsidiaries’ operations and activities. The executive officers of our general partner are employed and compensated by CONSOL Energy or its affiliates, other than the general partner. Under our omnibus agreement with CONSOL Energy, we will reimburse CONSOL Energy for compensation related expenses (including salary, bonus, incentive compensation and other amounts) attributable to the portion of an executive’s compensation that is allocable to our general partner. We expect James A. Brock, Chief Executive Officer of our general partner, Lorraine L. Ritter, Chief Financial Officer and Chief Accounting Officer of our general partner, and Martha A. Wiegand, General Counsel and Secretary of our general partner, will devote approximately 75%, 100% and 100%, respectively, of their overall working time to the business and affairs of the Pennsylvania mining complex.

Director Independence

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, we do not expect that our general partner’s board of directors will be comprised of a majority of independent directors. Our board of directors does not currently intend to establish a nominating/corporate governance committee or a compensation committee. Accordingly, unitholders will not have the same protections afforded to equity holders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are, however, required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. In accordance with the NYSE’s corporate governance standards, we must have at least one independent member on our audit committee who satisfies the independence and experience requirements by the date our common units are listed on the NYSE, at least a majority of independent members within 90 days of the effective date of the registration statement of which this prospectus forms a part and a fully independent audit committee within one year of such effective date.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee, and may have such other committees (including a conflicts committee) as the board of directors shall determine from time to time.

Audit Committee

We are required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. The audit committee of the board of directors of our general partner will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (i) retain and terminate our independent registered public accounting firm, (ii) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (iii) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary. We expect that Messrs. Altmeyer, Greenwood and Wallace will serve as the initial members of the audit committee. We expect that each of Messrs. Altmeyer, Greenwood and Wallace will satisfy the definition of audit committee financial expert for purposes of the SEC’s rules.

Conflicts Committee

The board of directors of our general partner has the ability to establish a conflicts committee under our partnership agreement. If established, at least two members of the board of directors of our general partner will serve on the conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates (including CONSOL Energy), and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our long-term incentive plan. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Directors and Executive Officers of CNX Coal Resources GP LLC

Directors are appointed by CONSOL Energy, the sole member of our general partner, and hold office until their successors have been appointed or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table presents information for the directors, director nominees and executive officers of CNX Coal Resources GP LLC as of December 31, 2014. Our director nominees will become members of the board of directors of our general partner prior to or in connection with the listing of our common units on the NYSE.

Name	Age	Position with Our General Partner
James A. Brock	58	Chief Executive Officer and Director
Lorraine L. Ritter	49	Chief Financial Officer and Chief Accounting Officer
Martha A. Wiegand	44	General Counsel and Secretary
Nicholas J. DeIuliis	46	Chairman of the Board
Stephen W. Johnson	55	Director
David M. Khani	51	Director
James E. Altmeyer, Sr.	76	Director Nominee
Michael L. Greenwood	59	Director Nominee
Jeffrey L. Wallace	58	Director Nominee

James A. Brock was appointed Chief Executive Officer and a director of our general partner effective March 16, 2015. Mr. Brock has been Chief Operating Officer—Coal of CONSOL Energy since December 10, 2010. Prior to this appointment, he served as Senior Vice President—Northern Appalachia—West Virginia Operations of CONSOL Energy from 2007 to 2010. From 2006 to 2007, Mr. Brock served as Vice President—Operations. Mr. Brock began his career with CONSOL Energy in 1979 at the Matthews Mine and since then has served at various locations in many positions including Section Foreman, Mine Longwall Coordinator, General Mine Foreman and Superintendent. We believe Mr. Brock’s extensive knowledge of our industry and our operations gained during his years of service with CONSOL Energy in positions of increasing responsibility in its coal operations provide the board of directors of our general partner with valuable experience.

Lorraine L. Ritter was appointed Chief Financial Officer and Chief Accounting Officer of our general partner effective March 16, 2015. Ms. Ritter joined CONSOL Energy’s Accounting Department in November 1989, where she served in positions of increasing responsibility, was promoted to Vice President and Controller of CONSOL Energy effective April 2005 and appointed Principal Accounting Officer of CONSOL Energy in March 2013. Prior to joining CONSOL Energy, Ms. Ritter began her professional career at Ernst & Young LLP. She is also a member of the American Institute of Certified Public Accountants.

Martha A. Wiegand was appointed General Counsel and Secretary of our general partner effective March 16, 2015. Ms. Wiegand joined CONSOL Energy’s Legal Department in December 2008 as Senior Counsel and was promoted to Associate General Counsel of CONSOL Energy effective in 2012, where she is responsible for a variety of legal matters, including coal and natural gas marketing and transportation, labor and employment, financing arrangements and certain corporate transactions. Prior to joining CONSOL Energy, Ms. Wiegand worked for approximately 10 years for several large Pittsburgh-based law firms, where she handled financing and corporate transactions for clients in the banking and energy industries, among others. She is licensed to practice law in Pennsylvania and New Jersey and a member of the American Bar Association, the Pennsylvania Bar Association and the Energy & Mineral Law Foundation.

Nicholas J. DeIuliis was appointed a director and elected Chairman of the Board of our general partner effective March 16, 2015. Mr. DeIuliis has been President of CONSOL Energy since February 23, 2011, and on May 7, 2014 he was named CONSOL Energy’s Chief Executive Officer. Mr. DeIuliis previously served in various positions at CNX Gas Corporation, a subsidiary of CONSOL Energy, including President, Chief

Executive Officer and Chief Operating Officer. He is currently Chairman of the Board at CNX Gas Corporation. He was Executive Vice President and Chief Operating Officer of CONSOL Energy from January 2009 until February 2011. Prior to that time, he held the following positions at CONSOL Energy: Senior Vice President—Strategic Planning from 2004 to 2005; Vice President Strategic Planning from 2002 to 2004; Director—Corporate Strategy from 2001 to 2002; Manager—Strategic Planning in 2001; and Supervisor—Process Engineering from 1999 to 2001. We believe that Mr. DeIuliis’ unique and in-depth understanding of our business from his over 20 years of experience with CONSOL Energy, including his current roles as President, Chief Executive Officer and director, provide the board of directors of our general partner with valuable experience.

Stephen W. Johnson was appointed a director of our general partner effective March 16, 2015. Mr. Johnson has served as Executive Vice President and Chief Legal and Corporate Affairs Officer of CONSOL Energy and CNX Gas Corporation since January 1, 2013. Prior to that time, Mr. Johnson served as Senior Vice President and General Counsel of CONSOL Energy and CNX Gas Corporation from 2009 through 2012. He served as Executive Vice President and General Counsel for CNX Gas Corporation from 2007 to 2009 and as Senior Vice President and General Counsel for CNX Gas Corporation from 2005 to 2007. Effective May 30, 2014, Mr. Johnson became a director of the general partner of CONE Midstream Partners LP, a publicly traded master limited partnership and affiliate of CONSOL Energy. Prior to joining CONSOL Energy, Mr. Johnson was a partner with Reed Smith LLP and a shareholder with Buchanan Ingersoll & Rooney PC. We believe Mr. Johnson’s extensive knowledge of our industry and our operations gained during his years of service with CONSOL Energy in positions of increasing responsibility, as well as his legal knowledge and experience, provide the board of directors of our general partner with valuable experience.

David M. Khani was appointed a director of our general partner effective March 16, 2015. Mr. Khani joined CONSOL Energy on September 1, 2011 as its Vice President—Finance, and was promoted to Executive Vice President and Chief Financial Officer effective March 1, 2013. Prior to joining CONSOL Energy, Mr. Khani was with FBR Capital Markets & Co. (“FBR”), an investment banking and advisory firm and held the following positions: Director of Research from February 2007 through October 2010, and then Co-Director of Research from November 2010 through August 2011. Prior to that time he served as the Managing Director and Co-Head of FBR’s Energy and Natural Resources Group. Effective May 30, 2014, Mr. Khani became a director and the Chief Financial Officer of the general partner of CONE Midstream Partners LP. We believe Mr. Khani’s energy industry and financial experience provides the board of directors of our general partner with valuable experience in our financial and investor relations matters.

James E. Altmeyer, Sr. has agreed to serve as a director of our general partner (for a term of 18 months) and will become a member of the board of directors prior to or in connection with the listing of our common units on the NYSE. Mr. Altmeyer is the former President and Chief Executive Officer of Altmeyer Funeral Homes, Inc. of West Virginia, Ohio, Virginia and North Carolina from 1972 until 2007, at which time he became chairman of Altmeyer Funeral Homes, Inc. He has also been President of Altmeyer Realty, a real estate holding company, and of Martin-Steadfast Insurance Company since 1972. Mr. Altmeyer served on the board of directors of CONSOL Energy from November 2003 to May 2015. Mr. Altmeyer also served on the board of directors of WesBanco, Inc., a multi-state bank holding company from 1987 until April 2010, when he retired from the board. Mr. Altmeyer is also a member of the executive committee of the Wheeling Hospital board of directors and vice chairman of the Chambers Foundation. Mr. Altmeyer is a graduated of the United States Military Academy at West Point and served on active duty until October 1972. Among his numerous combat (Vietnam) awards are a Silver Star and three Bronze Stars. We believe that Mr. Altmeyer’s significant corporate governance and financial expertise, along with his extensive experience in leadership roles, will provide the board of directors of our general partner with valuable experience.

Michael L. Greenwood has agreed to serve as a director of our general partner and will become a member of the board of directors prior to or in connection with the listing of our common units on the NYSE. Mr. Greenwood is Managing Director of Carnegie Capital LLC (2004 - present), a private financial advisory firm providing corporate and private equity clients investment banking assistance with acquisitions, divestitures and debt and equity capital fundings. From 2002 to 2004, Mr. Greenwood was Vice President—Finance and Treasurer of Energy Transfer Partners, L.P., a diversified energy company, and Chief Financial Officer and Treasurer of its predecessor, Heritage Propane Partners, L.P. From 1994 to 2002, he was Chief Financial Officer and Treasurer of Alliance Resource Partners, L.P., a producer and marketer of coal to major utilities. Prior to his career at Alliance Resource Partners, Mr. Greenwood held a number of financial positions in the energy industry with Mapco Inc., Penn Central Corporation and The Williams Companies. Additionally, Mr. Greenwood previously served on the boards of Hiland Partners, LP, Libra Natural Resources plc, Global Power Equipment Group Inc., Hiland Holdings GP and International Resource Partners GP. He also serves as a trustee of the Oklahoma State University Foundation and as a director of the OSU Research Foundation. Mr. Greenwood’s previous experience with public master limited partnerships and the coal industry, as well as his expertise in financial matters, provide him with the necessary skills to be a member of the board of directors of our general partner.

Jeffrey L. Wallace has agreed to serve as a director of our general partner and will become a member of the board of directors prior to or in connection with the listing of our common units on the NYSE. Mr. Wallace is Vice President of Fuel Services (2006 to present) of Southern Company Generation, the generation subsidiary of The Southern Company, an electric utility serving 4.2 million customers in the southeast United States, with more than 40,000 megawatts of generating capacity. In that role, Mr. Wallace is responsible for managing the $7 billion annual fuel planning, procurement and delivery program for 85 power plants. Prior to that position, he was Vice President of Planning and Utility Relations at Georgia Power, a Southern Company subsidiary. He joined the company in 1978, working in accounting and budgeting, resource management and customer service, among other areas, since that time. Mr. Wallace is a graduate of the University of Georgia with degree in accounting and he earned his MBA in finance from Georgia State University. He also has an Executive MBA from Harvard Business School. Mr. Wallace has served on the boards of directors of the Boy Scouts of America (Atlanta Area Council), the South Fulton Chamber of Commerce, the American Coal Council, the National Coal Council and the Rail Energy Transportation Advisory Committee to the Surface Transportation Board. Mr. Wallace’s experience with electric utilities and the coal industry, as well as his expertise in financial matters, provide him with the necessary skills to be a member of the board of directors of our general partner.

Board Leadership Structure

The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or appointed by CONSOL Energy. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (i) direct and indirect expenses it incurs or payments it makes on our behalf (which may include reimbursements for salary, bonus, incentive compensation and other amounts paid to CONSOL Energy or other affiliates of our general partner incurred in providing services for us or our subsidiaries or for our general partner in the discharge of its duties to us and our subsidiaries) and (ii) all other expenses reasonably allocable to us or our subsidiaries or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us and our subsidiaries. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to CONSOL Energy or other affiliates of our general partner for the costs incurred in providing services for us or on our behalf and expenses allocated to our general partner by its affiliates. We estimate that the total amount of such reimbursed expenses will be approximately $51.8 million for the twelve months ending June 30, 2016. Please read “Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016.” The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits under our partnership agreement. Please read “Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates.”

Compensation of Our Officers and Directors

Executive Compensation

We and our general partner were formed in March 2015 and will have no material assets or operations until the closing of this offering. Accordingly, our general partner has not accrued and will not accrue any compensation obligations for executive officers and directors for any periods prior to the closing of this offering. Because the executive officers of our general partner are employed by CONSOL Energy or its affiliates, compensation of the executive officers, other than any awards granted under the long-term incentive plan we intend to adopt prior to the completion of this offering, will be set by CONSOL Energy and its affiliates. The executive officers of our general partner will continue to participate in employee benefit plans and arrangements sponsored by CONSOL Energy and its affiliates, including plans that may be established in the future.

The executive officers of our general partner are employed and compensated by CONSOL Energy or its affiliates (other than our general partner). Under our omnibus agreement with CONSOL Energy, commencing with the first full month following the closing of this offering, we will reimburse CONSOL Energy on a monthly basis for compensation related expenses (including salary, bonus, incentive compensation and other amounts) attributable to the portion of an executive’s compensation that is allocable to our general partner. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.” We expect James A. Brock, Chief Executive Officer of our general partner, Lorraine L. Ritter, Chief Financial Officer and Chief Accounting Officer of our general partner, and Martha A. Wiegand, General Counsel and Secretary of our general partner, will devote approximately 75%, 100% and 100%, respectively, of their overall professional working time to the business and affairs of the Pennsylvania mining complex (on a 100% basis). Net to our 20% undivided interest in the Pennsylvania mining complex on a pro forma basis, we expect to reimburse CONSOL Energy for approximately 15%, 20% and 20% of the total compensation related expenses (including salary, bonus, incentive compensation and other amounts) incurred by CONSOL Energy and attributable to Mr. Brock’s, Ms. Ritter’s and Ms. Wiegand’s compensation, respectively. For the twelve months ending June 30, 2016, we estimate that total reimbursable compensation related expenses attributable to each of Mr. Brock, Ms. Ritter and Ms. Wiegand will be approximately $297,000, $118,000 and $65,000, respectively.

Summary Compensation Table for 2014

For 2014 and all prior periods, the executive officers of our general partner were employed by CONSOL Energy and, in addition to their responsibilities related to the Pennsylvania mining complex, also performed services for CONSOL Energy that were unrelated to the Pennsylvania mining complex. During these periods, no amounts of compensation for our executive officers were separately allocated to our business. The following summarizes the total compensation paid by CONSOL Energy to the executive officers of our general partner during 2014:

Name and Principal Position	Year	Salary	Stock Awards (1)	Non-Equity Incentive Compensation (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)	All Other Compensation (4)	Total
James A. Brock, Chief Executive Officer	2014	$364,188	$750,000	$409,000	$557,637	$53,563	$2,134,388
Lorraine L. Ritter, Chief Financial Officer & Chief Accounting Officer	2014	$301,648	$125,000	$117,418	$401,045	$28,969	$974,080
Martha A. Wiegand, General Counsel & Secretary	2014	$189,383	$55,500	$45,057	$14,923	$11,407	$316,270

(1)	The values set forth in this column reflect awards of restricted stock units, and are based on the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718 (disregarding the impact of estimated forfeitures related to service-based vesting conditions). For restricted stock units, the grant date fair value is computed based upon the closing price of CONSOL Energy’s stock on the date of grant.
(2)	Includes cash incentives earned in the applicable year under the CONSOL Energy Short-Term Plan. The relevant performance measures underlying the cash awards were satisfied in the applicable annual performance period.
(3)	Amounts reflect the actuarial increase in the present value of the named executive’s benefits under the CONSOL Energy Employee Retirement Plan, the CONSOL Retirement Restoration Plan, the CONSOL Supplemental Retirement Plan and the Defined Contribution Restoration Plan. These amounts were determined using the interest rate and mortality assumptions consistent with those used in its financial statements.
(4)	Mr. Brock’s personal benefits for 2014 include: an annual physical exam, financial planning and associated tax gross-up, $10,000 for a one-time payment relating to the elimination of retiree medical benefits and $15,600 in matching contributions made by CONSOL Energy under its 401(k) plan. Ms. Ritter’s personal benefits for 2014 include: $15,600 in matching contributions made by CONSOL Energy under its 401(k) plan and a vehicle allowance of $13,369. Ms. Wiegand’s personal benefits for 2014 include $11,407 in matching contributions made by CONSOL Energy under its 401(k) plan.

Narrative Disclosure to Summary Compensation Table and Additional Narrative Disclosure

CONSOL Energy provides compensation to its executives in the form of base salaries, annual cash incentive awards, long-term equity incentive awards and participation in various employee benefits plans and arrangements, including broad-based and supplemental defined contribution and defined benefit retirement plans. In the future, as CONSOL Energy and our general partner formulate and implement the compensation programs for our executive officers, our executive officers may be provided different and/or additional compensation components, benefits and/or perquisites to ensure that they are provided with a comprehensive and competitive compensation structure.

The following sets forth a more detailed explanation of the elements of CONSOL Energy’s compensation programs as they relate to Mr. Brock, Ms. Ritter and Ms. Wiegand:

Base Salary. Base salary is designed to provide a competitive fixed rate of pay recognizing employees’ different levels of responsibility and performance. In setting an executive’s base salary, CONSOL Energy considers factors including, but not limited to, external market data, the internal worth and value assigned to the executive’s role and responsibilities at CONSOL Energy, and the named executive’s skills and performance. As of March 31, 2015, Mr. Brock’s current annual base salary is $400,000, Ms. Ritter’s current annual base salary is $292,127 and Ms. Wiegand’s current annual base salary is $192,400.

Annual Cash Incentives. CONSOL Energy’s annual cash incentive program provides participants with an opportunity to earn performance based annual cash bonus awards. Target annual bonus levels are established at the beginning of each year and are based on a percentage of the executive’s base salary. For 2014, Mr. Brock had a target bonus of 65% of his annual base salary, with a potential payout up to 200% of target based on individual performance and company performance metrics, which for 2014 included metrics relating to employee and miner safety, environmental compliance, production and operating costs. For 2014, Ms. Ritter had a target bonus of 40% of her annual base salary, with a potential payout up to 200% of target based on individual performance and company performance metrics, which for 2014 included metrics relating to employee and miner safety, environmental compliance, production and operating costs. For 2014, Ms. Wiegand had a target bonus of 15% of her annual base salary, with a potential payout up to 200% of target based on individual performance and company performance metrics, which for 2014 included metrics relating to employee and miner safety, environmental compliance, production and operating costs. For 2014, CONSOL Energy paid a cash bonus to Mr. Brock at a level of approximately 170% of his target award level in recognition of CONSOL Energy’s performance at above target levels for several of the above-specified criteria. For 2014, CONSOL Energy paid a cash bonus to Ms. Ritter at a level of approximately 100.5% of her target award level in recognition of CONSOL Energy’s performance at above target levels for several of the above-specified criteria. For 2014, CONSOL Energy paid a cash bonus to Ms. Wiegand at a level of approximately 156% of her target award level in recognition of CONSOL Energy’s performance at above target levels for several of the above-specified criteria. These payout levels also reflected an above target individual performance rating, based on a holistic and qualitative, rather than quantitative, assessments.

Long-Term Equity-Based Compensation Awards. CONSOL Energy maintains a long-term incentive program pursuant to which it grants equity-based awards in CONSOL Energy to its executives and key employees. For 2014, CONSOL Energy’s equity-based awards for Mr. Brock, Ms. Ritter and Ms. Wiegand consisted of restricted stock units, which vest, one-third per year. Mr. Brock was also granted an award on September 24, 2014, which subject to continued employment, vests in one lump sum on the fifth anniversary of the grant date.

Outstanding Equity Awards at December 31, 2014. As a newly formed company, we have not granted and none of our executive officers have received any grants of equity or equity-based awards in us and no such awards were outstanding as of December 31, 2014. In connection with this offering, we are adopting a new long-term incentive plan, under which we may make grants of equity and equity-based awards in us to our executive officers and other key employees. Please read “Our Long-Term Incentive Plan.”

Our executive officers have received and may continue to receive equity or equity-based awards in CONSOL Energy under its equity compensation program. The following provides additional information about our executive officers’ outstanding equity awards in CONSOL Energy as of December 31, 2014.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (10)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (11)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) (10)
James A. Brock, Chief Executive Officer	5,250	(1)			22.75	05/03/2015	11,152	(9)	377,049	11,394	385,231
	3,226	(2)			44.10	05/02/2016	10,821	(12)	365,858
	6,432	(3)			34.85	02/20/2017
	3,111	(4)			78.65	02/19/2018
	6,347	(5)			27.90	02/17/2019
	4,115	(6)			50.50	02/16/2020
	6,329	(7)			48.61	02/23/2021
	8,280	(8)	4,140	(8)	36.14	01/26/2022

Lorraine L. Ritter, Chief Financial Officer & Chief Accounting Officer	2,500 2,483 4,073 1,642 5,994 4,001 3,165 2,958	(1) (2) (3) (4) (5) (6) (7) (8)	1,478	(8)	22.75 44.10 34.85 78.65 27.90 50.50 48.61 36.14	05/03/2015 05/02/2016 02/20/2017 02/19/2018 02/17/2019 02/16/2020 02/23/2021 01/26/2022	3,964	(9)	134,023	4,067	137,505

Martha A. Wiegand, General Counsel & Secretary	248 487 608 587	(5) (6) (7) (8)	293	(8)	27.90 50.50 48.61 36.14	02/16/2019 02/16/2020 02/23/2021 01/26/2022	2,660	(9)	89,935

(1)	Options granted 5/3/05 that vested and became exercisable in four equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(2)	Options granted 5/2/06 that vested and became exercisable in four equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(3)	Options granted 2/20/07 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(4)	Options granted 2/19/08 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(5)	Options granted 2/17/09 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(6)	Options granted 2/16/10 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(7)	Options granted 2/23/11 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(8)	Options granted 1/26/12 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(9)	Restricted stock units granted on 1/26/12, 1/31/13 and 1/31/14 and vest in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.
(10)	The market value for restricted stock units and CONSOL Energy Stock Units was determined by multiplying the closing market price for CONSOL Energy common stock on December 31, 2014 ($33.81) by the number of shares underlying the restricted stock unit and CONSOL Energy Stock Unit awards.
(11)	This column shows the number of unvested CONSOL Energy Stock Units as of December 31, 2014. The performance period for the CONSOL Energy Stock Unit awards granted in 2014 is January 1, 2014 through December 31, 2017. The amounts presented for the 2014 CONSOL Energy Stock Unit awards are based on achieving performance goals at the target level.
(12)	Restricted stock units granted on September 24, 2014, which, subject to continued employment, vest in one lump sum on the fifth anniversary of the grant date.

Retirement, Health, Welfare and Additional Benefits. CONSOL Energy employees are eligible to participate in a variety employee benefit plans and programs, subject to the terms and eligibility requirements of those plans, which include a broad-based defined benefit pension plan and 401(k) savings plan, as well as a supplemental defined contribution retirement plan that provides benefits to executive officers and key employees, including Mr. Brock, Ms. Ritter and Ms. Wiegand, in excess of IRS imposed limits under the broad-based pension and savings plan. CONSOL Energy also provides limited executive perquisites, which are described in the footnotes to the Summary Compensation Table for 2014.

Severance and Change in Control Programs. CONSOL Energy has entered into change in control severance agreements with each of Mr. Brock and Ms. Ritter. Please read “—Agreements Between Our Executive Officers and CONSOL Energy.”

Agreements Between Our Executive Officers and CONSOL Energy

Our general partner’s executive officers have not entered into any agreements or arrangements with us or our general partner or with CONSOL Energy specifically in relation to their services with us and our general partner. However, in relation to their employment with CONSOL Energy, each of Mr. Brock and Ms. Ritter have entered into a change in control severance agreement with CONSOL Energy (the “CIC Agreements”), which agreements will continue in effect, at least for a period of time, following the completion of this offering. Ms. Wiegand has not entered into any employment agreements or other arrangements with CONSOL Energy.

The CIC Agreements provide severance benefits to Mr. Brock and Ms. Ritter if they are terminated (i) for any reason, other than cause (as defined below), death or disability, that occurs not more than three months prior to or within two years after a change in control, or is requested by a third party initiating the change in control or (ii) within the two-year period after a change in control, if the executive is constructively terminated (as defined below).

Under the two circumstances described above, each of Mr. Brock and Ms. Ritter would be entitled to receive:

•	a lump sum cash payment equal to a multiple of base pay plus a multiple of incentive pay (the multiple, in each case, for Mr. Brock is 2.0 and for Ms. Ritter is 1.5);

•	a pro-rated payment of the executive’s incentive pay for the year in which termination occurs;

•	for a specified period (for Mr. Brock 24 months and for Ms. Ritter 18 months), the continuation of medical and dental coverage (or monthly reimbursements in lieu of continuation);

•	if the executive would have been eligible for post-retirement medical benefits had the executive retired from employment during the applicable period, but is not so eligible due to termination, then at the conclusion of the benefit period, the executive is entitled to receive additional continued group medical coverage comparable to that which would have been available under the post-retirement program for so long as such coverage would have been available under such program, or the executive will receive monthly reimbursements in lieu of such coverage;

•	a lump sum cash payment equal to the total amount that the executive would have received under CONSOL Energy’s 401(k) plan as a match if the executive was eligible to participate in the 401(k) plan for a specified period after the executive’s termination date (for Mr. Brock 24 months and for Ms. Ritter 18 months) and the executive contributed the maximum amount to the 401(k) plan for the match;

•	a lump sum cash payment equal to the difference between the present value of the executive’s accrued pension benefits at the executive’s termination date under CONSOL Energy’s qualified defined benefit pension plan and (if eligible) any plan or plans providing nonqualified retirement benefits and the present value of the accrued pension benefits to which the executive would have been entitled under the pension plans if the executive had continued participation in those plans for a specified period after the executive’s termination date (for Mr. Brock 24 months and for Ms. Ritter 18 months);

•	a lump sum cash payment of $25,000 in order to cover the cost of outplacement assistance services and other expenses associated with seeking other employment; and

•	any amounts earned, accrued or owing but not yet paid as of the executive’s termination date, payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans or programs.

In addition, upon a change in control, all equity awards granted to each of Mr. Brock and Ms. Ritter will become fully vested and/or exercisable on the date the change in control occurs and all stock options and/or stock appreciation rights will remain exercisable for the period set forth in the applicable award agreement.

The CIC Agreements contain confidentiality, non-competition and non-solicitation obligations pursuant to which each of Mr. Brock and Ms. Ritter have agreed not to compete with the business for one year, or to solicit employees for two years, following a termination of employment, when such executive is receiving severance benefits under the CIC Agreement.

No payments or benefits are provided under the CIC Agreements unless the executive executes, and does not revoke, a written release of any and all claims (other than for entitlements under the terms of the CIC Agreement or which may not be released under the law).

For purposes of the CIC Agreements, “cause” is a determination by the board of directors of CONSOL Energy that the executive has:

(a) been convicted of, or has pleaded guilty or nolo contendere to, any felony or any misdemeanor involving fraud, embezzlement or theft; or

(b) wrongfully disclosed material confidential information, intentionally violated any material express provision of CONSOL Energy’s code of conduct for executives and management employees (as then in effect) or intentionally failed or refused to perform any of the executive’s material assigned duties, and any such failure or refusal has been demonstrably and materially harmful to CONSOL Energy.

Notwithstanding the foregoing, the executive will not be deemed to have been terminated for “cause” under clause (b) above unless the majority of the members of CONSOL Energy’s board of directors, plus one additional member of such board, find that, in its good faith opinion, the executive has committed an act constituting “cause,” and such resolution is delivered in writing to the executive.

For purposes of the CIC Agreements, a “change in control” generally means a change in control of CONSOL Energy.

For purposes of the CIC Agreements, a “constructive termination” means:

(a) a material adverse change in position;

(b) a material reduction in annual base salary or target bonus or a material reduction in employee benefits;

(c) a material adverse change in circumstances as determined in good faith by the executive, including a material change in the scope of business or other activities for which the executive was responsible prior to the change in control, which has rendered the executive unable to carry out, has materially hindered the executive’s performance of, or has caused the executive to suffer a material reduction in, any of the authorities, powers, functions, responsibilities or duties attached to the position the executive held immediately prior to the change in control;

(d) the liquidation, dissolution, merger, consolidation or reorganization of CONSOL Energy or transfer of substantially all its business or assets, unless the successor assumes all duties and obligations of CONSOL Energy under the applicable CIC Agreement; or

(e) the relocation of the executive’s principal work location to a location that increases the executive’s normal commute by 50 miles or more or that requires travel increases by a material amount.

Compensation of Our Directors

The officers or employees of our general partner or of our sponsor who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. In connection with this offering, directors of our general partner who are not officers or employees of our general partner or of our sponsor, or “non-employee directors,” will receive cash and equity-based compensation for their services as directors. The non-employee director compensation program will consist of the following:

•	an annual retainer of $60,000 (payable in quarterly installments);

•	an additional annual retainer of $20,000 (payable in quarterly installments) for service as chair of the audit committee; and

•	an annual equity-based award granted under the LTIP, having a value as of the grant date of approximately $60,000 and vesting on the first anniversary of the grant date.

If the board of directors of our general partner establishes a conflicts committee, we expect that the board of directors will determine additional compensation, if any, to be paid for service on the conflicts committee at the time the conflicts committee is established. Non-employee directors will also receive reimbursement for out-of-pocket expenses they incur in connection with attending meetings of the board of directors or its committees. Each director will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law.

Our Long-Term Incentive Plan

Our general partner intends to adopt the CNX Coal Resources LP 2015 Long-Term Incentive Plan (our “LTIP”) under which our general partner may issue long-term equity based awards to directors, officers and employees of our general partner or its affiliates, or to any consultants, affiliates of our general partner or other individuals who perform services for us. These awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued service during the vesting period, as well as to align their long-term interests with those of our unitholders. All determinations with respect to awards to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 2,300,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted units and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted units or phantom units will vest. The plan administrator of the LTIP may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator of the LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator of the LTIP may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the plan administrator of the LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the plan administrator, may consist of profits interest units. The plan administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards

The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of another unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, another unit-based award may be paid in cash and/or in units (including restricted units) or any combination thereof as the plan administrator of the LTIP may determine.

Source of Common Units

Common units to be delivered with respect to awards may be newly-issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control

If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator of the LTIP will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the plan administrator will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator of the LTIP shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator of the LTIP will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the plan administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service

The consequences of the termination of a grantee’s membership on the board of directors of our general partner or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan

The plan administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Internal Revenue Code.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of CNX Coal Resources LP that will be issued upon the completion of this offering and the related transactions and held by:

•	each unitholder known by us to beneficially hold 5% or more of our outstanding units;

•	each director or director nominee of our general partner;

•	each named executive officer of our general partner; and

•	all of the directors, director nominees and named executive officers of our general partner as a group.

In addition, in connection with the completion of this offering, we will issue a 2% general partner interest and all of our incentive distribution rights to our general partner.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the following table have sole voting and sole investment power with respect to all units beneficially owned by them, subject to community property laws where applicable.

The following table, except as otherwise noted, assumes that the underwriters’ option to purchase additional common units is not exercised and Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement. The percentage of units beneficially owned is based on a total of 11,611,067 common units and 11,611,067 subordinated units outstanding immediately following this offering. The following table does not include any common units that the directors, director nominees and named executive officers of our general partner may purchase in this offering through the directed unit program described under “Underwriting.”

Name of Beneficial Owner (1)	Common Units To Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned	Subordinated Units To Be Beneficially Owned	Percentage of Subordinated Units To Be Beneficially Owned	Percentage of Total Common Units and Subordinated Units To Be Beneficially Owned
CONSOL Energy Inc. (2)(3)	1,611,067	13.9%	11,611,067	100.0%	56.9%
Greenlight Capital, Inc. (4)	5,000,000	43.1%	—	—	21.5%
Directors/Director Nominees/Named Executive Officers
James A. Brock	—	—	—	—	—
Lorraine L. Ritter	—	—	—	—	—
Martha A. Wiegand	—	—	—	—	—
Nicholas J. DeIuliis	—	—	—	—	—
Stephen W. Johnson	—	—	—	—	—
David M. Khani	—	—	—	—	—
James E. Altmeyer, Sr.	—	—	—	—	—
Michael L. Greenwood	—	—	—	—	—
Jeffrey L. Wallace	—	—	—	—	—
All Directors, Director Nominees and Executive Officers as a group (9 persons)	—	—	—	—	—

*	Less than 1%.
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is c/o CNX Coal Resources GP LLC, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.

(2)	CONSOL Energy is the sole owner of the membership interests in our general partner. We will issue 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy in connection with the completion of this offering.

(3)	If the underwriters exercise in full their option to purchase additional common units and Greenlight Capital purchases 5,000,000 common units in the Concurrent Private Placement, CONSOL Energy will own 861,067 common units, or approximately 7.4% of the common units to be outstanding, and all 11,611,067 subordinated units, representing in the aggregate approximately 53.7% of the total common units and subordinated units to be outstanding after the completion of this offering and the Concurrent Private Placement.

(4)	Greenlight Capital has entered into a common unit purchase agreement with us pursuant to which Greenlight Capital has agreed to purchase, and we have agreed to sell, at least 2,000,000 common units and up to 5,000,000 common units at a price per unit equal to $15.00 in the Concurrent Private Placement. We will sell a number of common units to Greenlight Capital in the Concurrent Private Placement, subject to the limitations in the preceding sentence, such that the aggregate number of common units sold in this offering and the Concurrent Private Placement will equal 10,000,000 common units. If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the Concurrent Private Placement. The closing of the Concurrent Private Placement is conditioned upon the closing of this offering on or before July 9, 2015 as well as certain customary closing conditions and will be completed concurrently with the closing of this offering. The closing of this offering is conditioned upon the closing of the Concurrent Private Placement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.” The address for Greenlight Capital is 140 East 45th Street, 24th Floor, New York, New York 10017.

The following table sets forth, as of May 26, 2015, the number of shares of CONSOL Energy common stock beneficially owned by each of the directors, director nominees and named executive officers of our general partner and all of the directors, director nominees and named executive officers of our general partner as a group. The percentage of total shares is based on 228,822,133 shares outstanding as of April 17, 2015. Amounts shown below include options that are currently exercisable or that may become exercisable within 60 days of June 1, 2015 and the shares underlying deferred stock units and the shares underlying restricted stock units that will be settled within 60 days of June 1, 2015. Unless otherwise indicated, the named person has the sole voting and dispositive powers with respect to the shares of CONSOL Energy common stock set forth opposite such person’s name.

Name of Beneficial Owner	Total Common Stock Beneficially Owned	Percent of Total Outstanding
Directors/Director Nominees/Named Executive Officers
James A. Brock	78,286	*
Lorraine L. Ritter	46,638	*
Martha A. Wiegand	7,645	*
Nicholas J. DeIuliis	643,807	*
Stephen W. Johnson	213,133	*
David M. Khani	23,258	*
James E. Altmeyer, Sr.	42,192	*
Michael L. Greenwood	—	—
Jeffrey L. Wallace	—	—
All Directors, Director Nominees and Executive Officers as a group (9 persons)	1,054,959	*

*	Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the completion of this offering, our sponsor will own 1,611,067 common units and 11,611,067 subordinated units, representing a 55.8% limited partner interest (or 861,067 common units and 11,611,067 subordinated units, representing a 52.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, our general partner will own a 2% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for our formation.	•	2% general partner interest; and
•	98% limited partner interest.

Offering Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution to us of all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the Pennsylvania mining complex

•	1,611,067 common units (or 861,067 common units if the underwriters exercise in full their option to purchase additional common units);
•	11,611,067 subordinated units;
•	a 2% general partner interest in us;
•	the incentive distribution rights; and
•	a distribution of approximately $66.0 million from the net proceeds of this offering (or $76.5 million if the underwriters exercise in full their option to purchase additional common units).

Post-IPO Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 98% to the unitholders pro rata, including our sponsor, as the holder of 1,611,067 common units and 11,611,067 subordinated units, and 2% to our general partner, assuming it makes any capital contributions necessary to maintain its 2% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of approximately $1.0 million on the 2% general partner interest, and our sponsor would receive an annual distribution of approximately $27.1 million on its common units and subordinated units (or $25.6 million if the underwriters exercise in full their option to purchase additional common units).

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement and the other agreements described under “—Agreements Governing the Transactions,” our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under our omnibus agreement, we will reimburse our sponsor for expenses incurred by our sponsor and its affiliates in providing certain general and administrative services to us, including the provision of executive management services by certain officers of our general partner. The expenses of other employees will be allocated to us based on the amount of time actually spent by those employees on our business. These reimbursable expenses also include an allocable portion of the compensation and benefits of employees and executive officers of other affiliates of our general partner who provide services to us and are exclusive of any expenses incurred under the employee services agreement. We will also reimburse our sponsor for any additional out-of-pocket costs and expenses incurred by our sponsor and its affiliates in providing general and administrative services to us. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits under our partnership agreement.

Pursuant to the employee services agreement, we will reimburse CONSOL Energy monthly for (i) all direct third-party costs and expenses actually incurred by CONSOL Energy in providing operational services, (ii) salary, benefits and other compensation cost of CONSOL Energy’s employees performing the operational services to the extent such employees are performing the operational services; and (iii) an allocated proportionate share of costs and payments for retiree medical and life insurance, workers’ compensation, disability and coal workers’ pneumoconiosis benefits for employees (including former employees whose employment terminated prior to this offering) of CPCC. Please read “—Agreements Governing the Transactions” below.

We estimate that the total amount of such reimbursed expenses will be approximately $51.8 million for the twelve months ending June 30, 2016. Please read “Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties will enter into the various agreements that will effect the transactions contemplated by this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds from this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our sponsor and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds from this offering.

Operating Agreement

At the closing of this offering, CNX Thermal Holdings will enter into an operating agreement with CPCC and Conrhein. For more information about our operating agreement, please read “Business—Our Operating Agreement with CONSOL Energy.”

Employee Services Agreement

At the closing of this offering, we will enter into an employee services agreement with a subsidiary of CONSOL Energy. For more information about our employee services agreement, please read “Business—Our Employee Services Agreement with CONSOL Energy.”

Contract Agency Agreement

At the closing of this offering, we will enter into a contract agency agreement with a subsidiary of CONSOL Energy. For more information about our contract agency agreement, please read “Business—Our Contract Agency Agreement with CONSOL Energy.”

Terminal and Throughput Agreement

At the closing of this offering, we will enter into a terminal and throughput agreement with a subsidiary of CONSOL Energy. For more information about our terminal and throughput agreement, please read “Business—Our Terminal and Throughput Agreement with CONSOL Energy.”

Cooperation and Safety Agreement

At the closing of this offering, we, on behalf of ourselves and CPCC and Conrhein, will enter into a cooperation and safety agreement with a wholly owned subsidiary of CONSOL Energy pursuant to which we, in our capacity as operator of the Pennsylvania mining complex, will coordinate mining activities relating to the Pennsylvania mining complex with the drilling and development activities of those subsidiaries of CONSOL Energy that own oil and natural gas interests in and around the Pennsylvania mining complex.

The cooperation and safety agreement will contain provisions related to the safe and economical operation of our coal business and CONSOL Energy’s natural gas business where joint interests exist, including with respect to surface rights and use and subsidence issues.

Water Supply and Services Agreement

In connection with the completion of this offering, we will enter into a water supply and services agreement with a wholly owned subsidiary of CONSOL Energy pursuant to which we will have the option, but not the obligation, to (i) acquire water from CONSOL Energy for a fee of $3.50 per thousand gallons of water, which we refer to as the supply fee, in an amount up to 600 gallons per minute and (ii) cause CONSOL Energy to treat and dispose of water produced from the Pennsylvania mining complex for a fee of $1.91 per thousand gallons of water, which we refer to as the treatment fee. The supply fee will be subject to a renegotiation based on market conditions at the end of the initial term, and the disposal fee will be subject to annual renegotiation based on market conditions and operating costs of the water treatment facility. The water supply and services agreement will have an initial term of five years and will automatically renew for additional one-year terms unless terminated by either party on not less than 30 days’ prior notice.

Omnibus Agreement

At the closing of this offering, we and our general partner will enter into an omnibus agreement with CONSOL Energy, CPCC, Conrhein and certain other subsidiaries of CONSOL Energy that will address the following matters:

•	our payment of an annual administrative support fee, initially in the amount of $9.4 million (prorated for the first year of service), for the provision of certain administrative support services by CONSOL Energy and its affiliates;

•	our payment of an annual executive support fee, initially in the amount of $0.7 million (pro rated for the first year of service), for the provision of certain executive support services by CONSOL Energy and its affiliates;

•	our obligation to reimburse CONSOL Energy for the provision of certain management, operating and investor relation services by CONSOL Energy and its affiliates;

•	our obligation to reimburse CONSOL Energy for all other direct or allocated costs and expenses incurred by CONSOL Energy in providing general and administrative services (which reimbursement is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement);

•	our right of first offer to acquire CONSOL Energy’s retained 80% undivided interest in the Pennsylvania mining complex;

•	our right of first offer to acquire the Baltimore Marine Terminal, the Buchanan mine and Cardinal Gathering; and

•	certain indemnities, as described in below, from CONSOL Energy and us.

So long as CONSOL Energy controls our general partner, the omnibus agreement will remain in full force and effect. If CONSOL Energy ceases to control our general partner, either party may terminate the omnibus agreement, provided that the indemnification obligations will survive any such termination in accordance with their terms.

Payment of administrative support fee, executive support fee and reimbursement of expenses. We will pay CONSOL Energy an administrative support fee, initially in the amount of $9.4 million (payable in equal monthly installments and pro rated for the first year of service), for the provision of certain administrative support services for our benefit, including: financial and administrative services (including treasury, accounting and internal audit); information technology; legal serves; human resources; tax matters; payroll services; procurement services; government relations, governmental compliance and public affairs; analytical and engineering services; business development services; risk management services; health, environmental, safety and security services; real property and land management; permitting and bonding services; market services; logistics management; and operational reporting. We will also pay CONSOL Energy an executive support fee, initially in the amount of $0.7 million (payable in equal monthly installments and pro rated for the first year of service), for the provision of certain executive support services for our benefit. The administrative support fee may change each calendar year, as determined by CONSOL Energy in good faith after consultation with our general partner, to accurately reflect the degree and extent of the general and administrative services provided to us and may be adjusted to reflect, among other things, the contribution, acquisition or disposition of assets to or by us or to reflect any change in the cost of providing general and administrative services to us due to changes in any law, rule or regulation applicable to CONSOL Energy and its affiliates or to us, including any interpretation of such laws, rules or regulations. In addition, we will reimburse CONSOL Energy and its affiliates for all reasonable direct and indirect costs and expenses incurred by CONSOL Energy or its affiliates in connection with the provision of certain management, operating and investor relation services (“management services”) to our general partner, us and our subsidiaries, including the compensation and employee benefits of employees of CONSOL Energy or its affiliates (and any employment, payroll or similar taxes related thereto), to the extent, but only to the extent, such employees perform management services for the benefit of our general partner, us or our subsidiaries. This includes CONSOL Energy stock-based compensation expense and net of any re-allocated partnership equity compensation expense, as determined by CONSOL Energy pursuant to its reasonable allocation procedures and methodologies.

Under the omnibus agreement, we will also reimburse CONSOL Energy for all other direct and allocated costs and expenses incurred by CONSOL Energy in providing these services to us, including salaries, bonuses and benefits costs, for certain officers of CONSOL Energy, including those who also serve as officers and directors of our general partner. This reimbursement will be in addition to our obligation to reimburse our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement.

Right of first offer. Under the omnibus agreement, until the date that CONSOL Energy no longer controls our general partner, if CONSOL Energy decides to sell, transfer or otherwise dispose of all or part of its retained 80% undivided interest in the Pennsylvania mining complex, CONSOL Energy will provide us by written notice with the opportunity to make the first offer to acquire such interests and assets. In addition, until the earlier of the fifth anniversary of the closing of this offering or the date that CONSOL Energy no longer controls our general partner (or, with respect to the Buchanan mine, the contribution by CONSOL Energy of all or part of the Buchanan mine to an affiliate of CONSOL Energy in connection with such affiliate’s initial public offering) if CONSOL Energy decides to sell, transfer or otherwise dispose of all or part of its interest in the Baltimore Marine Terminal, the Buchanan mine or Cardinal Gathering, CONSOL Energy will provide us by written notice with the opportunity to make the first offer to acquire such interests and assets. Moreover, CONSOL Energy has previously announced an intention to contribute the Buchanan mine and related assets to a corporate subsidiary in anticipation of conducting an initial public offering of its metallurgical coal business. If CONSOL Energy is successful in completing such initial public offering of its metallurgical coal business, our right of first offer will terminate with respect to the Buchanan mine. In any case, following the receipt of such notice, we will have 60 days to propose a transaction with CONSOL Energy. We and CONSOL Energy will then have 60 days to negotiate in good faith to reach an agreement on such transaction. If we and CONSOL Energy are unable to agree on such terms during such 60-day period, then CONSOL Energy may divest of such asset to any third party during a 180-day period following the expiration of such 60-day period on terms generally no less favorable to the third party than those included in the written notice.

The consummation and timing of any acquisition by us of all or part of the assets covered by our right of first offer will depend upon, among other things, CONSOL Energy’s decision to sell any of the assets covered by the right of first offer and our ability to reach an agreement with CONSOL Energy on price and other terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and CONSOL Energy is under no obligation to accept any offer that we may choose to make. Please read “Risk Factors—Risks Related to Our Business—Our growth strategy primarily depends on us acquiring additional undivided interests in the Pennsylvania mining complex, as well as the other assets covered by our right of first offer, from our sponsor.”

Indemnification. CONSOL Energy will indemnify us for certain liabilities, including those relating to:

•	the consummation of the transactions contemplated by the contribution agreement;

•	all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to CONSOL Energy’s contribution of those assets to us in connection with this offering;

•	certain operational and title matters, including the failure to have (i) the ability to operate under any governmental license, permit or approval or (ii) such valid title to the contributed assets, in each case, that is necessary for us to own or operate the contributed assets in substantially the same manner as owned or operated by CONSOL Energy prior to this offering;

•	except to the extent resulting from our breach of the operating standard in the operating agreement, CONSOL Energy’s ownership of its retained 80% interest in and to the Pennsylvania mining complex;

•	certain liabilities retained by CONSOL Energy;

•	CONSOL Energy’s gross negligence or willful misconduct in connection with the provision of general and administrative services or management services under the omnibus agreement; and

•	a breach by CONSOL Energy of the employee services agreement, the contract agency agreement, the water supply and services agreement, the terminal and throughput agreement and/or the cooperation and safety agreement.

Subject to and without limiting our rights to indemnification by CONSOL Energy, we will indemnify CONSOL Energy for certain liabilities, including those relating to:

•	the use, ownership or operation of our assets, including certain environmental liabilities;

•	any liabilities incurred by CONSOL Energy (i) under the employee services agreement or the contract agency agreement, (ii) in connection with CONSOL Energy’s performance of services under the water supply and services agreement or the terminal and throughput agreement or (iii) by our breach of the cooperation and safety agreement; and

•	our operation of the Pennsylvania mining complex under permits and/or bonds, letters of credit, guarantees, deposits and other pre-payments held by CONSOL Energy.

Under the omnibus agreement, certain indemnification by CONSOL Energy will be limited to liabilities identified prior to the third anniversary of the closing of this offering. Certain of our and CONSOL Energy’s indemnification obligations will be subject to a deductible of $1.0 million per claim. For purposes of calculating the deductible, a “claim” will include all liabilities that arise from a discrete act or event. There is no limit on the amount for which CONSOL Energy or we will indemnify under the omnibus agreement once the deductible is met.

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance and assumption agreement, which we refer to as our contribution agreement, with CONSOL Energy, CNX Operating and our general partner under which CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating, which is the sole member of CNX Thermal Holdings. CNX Thermal Holdings owns a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex.

Concurrent Private Placement

Common Unit Purchase Agreement. On June 25, 2015, we entered into a common unit purchase agreement with Greenlight Capital pursuant to which Greenlight Capital has agreed to purchase, and we have agreed to sell, at least 2,000,000 common units and up to 5,000,000 common units at a price per unit equal to $15.00. We will sell a number of common units to Greenlight Capital in the Concurrent Private Placement, subject to the limitations in the preceding sentence, such that the aggregate number of common units sold in this offering and the Concurrent Private Placement will equal 10,000,000 common units. If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the Concurrent Private Placement. The closing of the Concurrent Private Placement is conditioned upon the closing of this offering on or before July 9, 2015 as well as certain customary closing conditions and will be completed concurrently with the closing of this offering. The closing of this offering is conditioned upon the closing of the Concurrent Private Placement. In connection with our issuance and sale of common units pursuant to the Concurrent Private Placement, we will rely upon the “private placement” exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and, accordingly, the common units issued to Greenlight Capital will not be registered under the Securities Act.

Registration Rights Agreement. On the closing date of this offering and the Concurrent Private Placement, we will enter into a registration rights agreement with Greenlight Capital reasonably satisfactory to Greenlight Capital relating to the common units issued to Greenlight Capital in the Concurrent Private Placement (the “registrable securities”). Pursuant to the registration rights agreement, we will agree to file up to three shelf registration statements for the resale of the registrable securities as soon as practicable following receipt of written notice from Greenlight Capital and no later than 30 days after such notice; provided, that we will not be required to file a shelf registration statement for 90 days after the closing of this offering. In addition, we will agree to use commercially reasonable efforts to cause each shelf registration statement to be declared effective by the SEC as soon as practicable after its filing and no later than 90 days after its filing. The registration rights agreement will also provide Greenlight Capital with rights that allow Greenlight Capital to include its registrable securities in certain registered offerings for our own account. The registration rights agreement will contain representations, warranties, covenants and indemnities that are customary for private placements by public companies.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a code of business conduct and ethics in connection with the completion of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a transaction with a related person and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering and, therefore, the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including our sponsor, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have duties to manage our general partner in a manner that is in the best interests of its owners. At the same time, our general partner has a duty to manage us in a manner that it believes is in the best interests of our partnership.

Whenever a conflict of interest arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner (“special approval”) or from our unitholders (“unitholder approval”), but our general partner is not required to do so. There is no requirement under our partnership agreement that our general partner seek special approval or unitholder approval for the resolution of any conflict of interest, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict of interest, the size of the transaction and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek special approval or unitholder approval. Whenever our general partner makes a determination to seek special approval, to seek unitholder approval or to adopt a resolution or course of action that has not received special approval or unitholder approval, then our general partner will be entitled, to the fullest extent permitted by law, to make such determination free of any duty or obligation whatsoever to our partnership or any limited partner, and our general partner will not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity, and our general partner in making such determination will be permitted to do so in its sole and absolute discretion. For a more detailed discussion of the duties applicable to our general partner, please read “—Duties of Our General Partner.”

Whenever a potential conflict of interest exists or arises, any resolution or course of action by our general partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all partners, and will not constitute a breach of our partnership agreement or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is:

•	approved by special approval, which our partnership agreement defines as approval by a majority of the members of the conflicts committee acting in good faith; or

•	approved by unitholder approval, which our partnership agreement defines as the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates.

If our general partner seeks special approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval or unitholder approval, then our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, will make such determination or take or decline to take any action in good faith, and none of our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict of interest is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. In order for a determination or the taking or declining to take an action to be in “good faith” for purposes of our partnership agreement, the person or persons making such determination or taking or declining to take such action must subjectively believe that the determination or other action is in the best interests of the partnership. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received “special approval” under our partnership agreement, the board of directors of our general partner could still determine to resolve the conflict of interest solely under the good faith standard. In making any such determination, the board of directors of our general partner may take into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including our sponsor, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner or managing member of another entity of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including our sponsor, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Neither our partnership agreement nor our omnibus agreement will prohibit our sponsor or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including our sponsor and executive officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, our sponsor and other affiliates of our general partner may acquire, construct or dispose of additional coal reserves, mining operations and related assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from our sponsor and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and affiliates of our general partner;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to any units it owns;

•	whether to exercise its registration rights;

•	whether to sell or otherwise dispose of units or other partnership interests that it owns;

•	whether to elect to reset target distribution levels;

•	whether to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement; and

•	whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner;

•	provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith reliance on the provisions of our partnership agreement;

•	generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest does not receive special approval or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that in making its decision, our general partner (including the board of directors of our general partner and any committee thereof) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets (though subject to any prior approval required under our partnership agreement);

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees (including officers) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. Please read “Our Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of our distributable cash flow or accelerate the right to convert subordinated units.

The amount of our distributable cash flow is affected by decisions of our general partner regarding matters such as the amount and timing of:

•	cash expenditures;

•	borrowings and repayments of indebtedness;

•	the issuance of additional partnership interests;

•	the creation, increase or reduction in cash reserves in any quarter; and

•	asset purchases and sales.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $50.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its general partner interest and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries, except for short-term cash management purposes.

We will reimburse our general partner and its affiliates for costs and expenses incurred on our behalf.

We will reimburse our general partner and its affiliates, including our sponsor, for costs and expenses incurred on our behalf. Our partnership agreement requires us to reimburse our general partner and its affiliates for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or its affiliates in connection with managing and operating our business and affairs. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits under our partnership agreement. Our omnibus agreement and employee services agreement will also address our payment of amounts to, and our reimbursement of, our general partner and its affiliates for certain costs and services. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the completion of this offering. While neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the fees to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the completion of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our contractual and other obligations.

Our general partner intends to limit its liability under contractual arrangements and other obligations so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell its common units at an undesirable time or at a price that is less than the market price on the date of purchase. Please read “Our Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent registered public accounting firm and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units and general partner interests to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive calendar quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Furthermore, our general partner has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as our general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

Duties of Our General Partner

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that the partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts, and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act in an informed and deliberate manner, availing itself of all reasonably available material information. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and our general partner will not be subject to any other standard under our partnership agreement or applicable law, other than the implied contractual covenant of good faith and fair dealing. Our general partner’s determinations, actions and omissions will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In making such determination or taking or declining to take such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. These standards reduce the obligations to which our general partner would otherwise be held. If our general partner seeks special approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval from our conflicts committee or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner (including the board of directors of our general partner and any committee thereof) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF OUR COMMON UNITS

Our Common Units

Our common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and to exercise the rights and privileges provided to limited partners under our partnership agreement. Please read “Cash Distribution Policy and Restrictions on Distributions” and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as the transfer agent and registrar for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except for the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests will be evidenced by book-entry notation on our partnership register and not by physical certificates.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records and in the records of our transfer agent. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records and in the records of our transfer agent. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers but no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or securities exchange regulations.

Exchange Listing

Our common units have been approved for listing on the NYSE under the symbol “CNXC.”

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties”;

•	with regard to the authority of our general partner to manage our business and activities, please read “Management—Management of CNX Coal Resources LP”;

•	with regard to the transfer of common units, please read “Description of Our Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized on March 16, 2015 under the Delaware Act and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Under our partnership agreement, the purpose and nature of the business to be conducted by us shall be to engage directly or indirectly in any business activity that is approved by our general partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act; provided, however, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those related to the coal business, our general partner currently has no plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its 2% general partner interest if we issue additional partnership interests, please read “—Issuance of Additional Partnership Interests.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

Following the completion of this offering, our sponsor will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of its ownership of 1,611,067 common units and 11,611,067 subordinated units, representing a 55.8% limited partner interest (or 861,067 common units and 11,611,067 subordinated units, representing a 52.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional partnership interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2025, in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner	Not less than 66 2⁄3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, for cause. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2025. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group to:

•	remove or replace our general partner for cause;

•	approve some amendments to our partnership agreement; or

•	take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our operating subsidiaries conduct business in Pennsylvania and West Virginia. We may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a partner or member of our subsidiaries may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying such entities to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner for cause, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Upon issuance of additional limited partner interests (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of common units upon conversion of outstanding partnership interests), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% general partner interest in us will be reduced if we issue additional partnership interests in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates represented by common units, subordinated units and other partnership interests that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would, among other actions:

•	enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Following the completion of this offering, our sponsor will own 1,611,067 common units and 11,611,067 subordinated units, representing a 55.8% limited partner interest (or 861,067 common units and 11,611,067 subordinated units, representing a 52.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of partnership interests or (ii) our general partner determines to be necessary, appropriate or advisable in connection with the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•	mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments that do not require unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner for cause or call a meeting of unitholders, must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner for cause must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2025, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and by giving 90 days’ written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2025, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66 2⁄3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. “Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to our partnership or any limited partner for intentional fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. The ownership of more than 33 1⁄3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. Following the completion of this offering, our sponsor will own 1,611,067 common units and 11,611,067 subordinated units, representing a 55.8% limited partner interest (or 861,067 common units and 11,611,067 subordinated units, representing a 52.6% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (i) an affiliate of our general partner (other than an individual), or (ii) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to June 30, 2025, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, our sponsor and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove CNX Coal Resources GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of Our General Partner.” In connection with the Concurrent Private Placement, our general partner has waived this provision with respect to Greenlight Capital. As a result of this waiver, the common units purchased by Greenlight Capital in the Concurrent Private Placement will generally be considered to be outstanding under our partnership agreement and will be entitled to vote on any matter on which the common unitholders are otherwise entitled to vote. At the closing of this offering and the Concurrent Private Placement, assuming that we issue 5,000,000 common units to the public at the closing of this offering and issue 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement, Greenlight Capital will own 43.1% of our outstanding common units.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this limited call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”

Possible Redemption of Ineligible Holders

If at any time our general partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more limited partners or their owners has or is reasonably likely to have a material adverse effect on the maximum applicable rates that can be charged to customers by us or our subsidiaries (a “rate eligibility trigger”), or

(ii) we or our subsidiaries are subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which we have an interest based on the nationality, citizenship or other related status of one or more limited partners or their owners (a “citizenship eligibility trigger”), then our general partner may adopt such amendments to our partnership agreement as it determines to be necessary or appropriate to:

(a) in the case of a rate eligibility trigger, obtain such proof of the U.S. federal income tax status of such limited partners and, to the extent relevant, their owners, as our general partner determines to be necessary or appropriate to reduce the risk of occurrence of a material adverse effect on the rates that can be charged to customers by us or our subsidiaries, or

(b) in the case of a citizenship eligibility trigger, obtain such proof of the nationality, citizenship or other related status of such limited partners and, to the extent relevant, their owners, as our general partner determines to be necessary or appropriate to eliminate or mitigate the risk of cancellation or forfeiture of any properties or interests therein.

Amendments adopted by our general partner may include provisions requiring all limited partners to certify as to their (and their owners’) status as eligible holders upon demand and on a regular basis, as determined by our general partner, and may require transferees of units to so certify prior to being admitted to our partnership as limited partners.

“Eligible holders” are limited partners whose (or whose owners’) (i) U.S. federal income tax status or lack of proof of U.S. federal income tax status does not have and is not reasonably likely to have, as determined by our general partner, a material adverse effect on the maximum applicable rates that can be charged to customers by us or our subsidiaries and (ii) nationality, citizenship or other related status does not create and is not reasonably likely to create, as determined by our general partner, a substantial risk of cancellation or forfeiture of any property in which we have an interest.

Amendments adopted by our general partner may provide that (i) any limited partner who fails to furnish, within a reasonable period, requested proof of its (and its owners’) status as an eligible holder or (ii) if upon receipt of such eligibility certificate or other requested information our general partner determines that a limited partner (or its owner) is not an eligible holder, the limited partner interests owned by such limited partner will be subject to redemption. In addition, our general partner will be substituted and treated as the owner of all limited partner interests owned by an ineligible holder.

The aggregate redemption price for redeemable interests will be an amount equal to the current market price (the date of determination of which will be the date fixed for redemption) of limited partner interests of the class to be so redeemed multiplied by the number of limited partner interests of each such class included among the redeemable interests. For these purposes, the “current market price” means, as of any date for any class of limited partner interests, the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority in voting power of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. For all matters presented to the limited partners at a meeting at which a quorum is present for which no minimum or other vote of the limited partners is specifically required pursuant to our partnership agreement, the rules and regulations of any national securities exchange on which the common units are admitted to trading, or applicable law or pursuant to any regulation applicable to us or our partnership interests, a majority of the votes cast by the limited partners holding outstanding units will be deemed to constitute the act of all limited partners (with abstentions and broker non-votes being deemed to not have been cast with respect to such matter). On any matter where a minimum or other vote of limited partners is provided by any provision of our partnership agreement or required by the rules or regulations of any national securities exchange on which the common units are admitted to trading, or applicable law or pursuant to any regulation applicable to us or our partners interests, such minimum or other vote will be the vote of the limited partners required to approve such matter (with the effect of abstentions and broker non-votes to be determined based on the vote of the limited partners required to approve such matter, provided that if the effect of abstentions and broker non-votes is not specified by the applicable rule, regulation or law, and there is no prevailing interpretation of such effect, then abstentions and broker non-votes will be deemed not to have been cast with respect to such matter). The general partner interest does not entitle our general partner to any vote other than its rights as general partner under our partnership agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee, who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. In connection with the Concurrent Private Placement, our general partner has waived this provision with respect to Greenlight Capital. As a result of this waiver, the common units purchased by Greenlight Capital in the Concurrent Private Placement will generally be considered to be outstanding under our partnership agreement and will be entitled to vote on any matter on which the common unitholders are otherwise entitled to vote. At the closing of this offering and the Concurrent Private Placement, assuming that we issue 5,000,000 common units to the public at the closing of this offering and issue 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement, Greenlight Capital will own 43.1% of our outstanding common units. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

•	any person designated by our general partner because such person’s status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries’ business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Any expenses incurred by an indemnified person in connection with any indemnification will be advanced by us.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner and its affiliates in connection with managing and operating our business and affairs. These expenses may include reimbursements for salary, bonus, incentive compensation and other amounts paid to CONSOL Energy or other affiliates of our general partner for the costs incurred in providing services for us or on our behalf and expenses allocated to our general partner by CONSOL Energy and other affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 90 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also mail or make available summary financial information within 45 days after the close of each quarter (or such shorter period as required by the SEC).

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist such unitholder in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether such unitholder supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to such limited partner:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under”—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

Applicable Law; Exclusive Forum

Our partnership agreement is governed by Delaware law.

Our partnership agreement will provide that the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action. In addition, our partnership agreement provides that each limited partner irrevocably waives the right to trial by jury in any such claim, suit, action or proceeding. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claims, suits, actions or proceedings.

UNITS ELIGIBLE FOR FUTURE SALE

Following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will hold 1,611,067 common units and 11,611,067 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our sponsor are subject to lock-up restrictions described below. In addition, we entered into a common unit purchase agreement with Greenlight Capital pursuant to which Greenlight Capital has agreed to purchase, and we have agreed to sell, at least 2,000,000 common units and up to 5,000,000 common units at a price per unit equal to $15.00. We will sell a number of common units to Greenlight Capital in the Concurrent Private Placement, subject to the limitations in the preceding sentence, such that the aggregate number of common units sold in this offering and the Concurrent Private Placement will equal 10,000,000 common units. If we sell more than 5,000,000 common units in this offering (other than as a result of the exercise of the underwriters’ option to purchase additional common units), we will sell a correspondingly fewer amount of common units to Greenlight Capital in the Concurrent Private Placement. The sale of these units described above could have an adverse impact on the price of our common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by the directors, director nominees and executive officers of our general partner, directors of our sponsor and certain other individuals as selected by our sponsor under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of our common units outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell those common units without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted common units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units or other limited partner interests in a registration by us of other partnership interests, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after CNX Coal Resources GP LLC ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

In addition, on the closing date of this offering and the Concurrent Private Placement, we will enter into a registration rights agreement with Greenlight Capital relating to the common units issued to Greenlight Capital in the Concurrent Private Placement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Concurrent Private Placement.”

Lock-Up Agreements

Our general partner’s executive officers and directors, our general partner and our sponsor have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated dispose of any common units or any securities convertible into or exchangeable for our common units. Participants in our directed unit program who purchase $100,000 or more of common units under the program will be subject to similar restrictions for a period of 25 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under our LTIP. We expect to file this registration statement as soon as practicable. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to CNX Coal Resources LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult its own tax advisor in analyzing the state, local and foreign tax consequences particular to such unitholder of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in our distributable cash flow to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made to the unitholder by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to the partner is in excess of the partner’s adjusted basis in its partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the mining or production, processing, transportation, and marketing of any mineral or natural resource, including coal. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale or other disposition of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in its common units, or taxable capital gain, after the unitholder’s tax basis in its common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of CNX Coal Resources LP will be treated as partners of CNX Coal Resources LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of CNX Coal Resources LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in CNX Coal Resources LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in CNX Coal Resources LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Tax Consequences of Unit Ownership—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if such unitholder has not received a cash distribution. Each unitholder will be required to include in income its allocable share of our income, gains, losses and deductions for our taxable year ending with or within its taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds its tax basis in its common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, it must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease its share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of its tax basis in its common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed its proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to such unitholder. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2018, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 35% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units;

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering; or

•	legislation is passed that would limit or repeal certain federal income tax preferences currently available with respect to coal exploration and development.

Basis of Common Units

A unitholder’s initial tax basis for its common units will be the amount it paid for the common units plus its share of our nonrecourse liabilities. That basis will be increased by its share of our income and by any increases in its share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in Treasury Regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on its share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of its share of our losses will be limited to the tax basis in its units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than its tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that its at risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in its common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of its units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money it borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in its share of our nonrecourse liabilities.

In addition to the basis and at risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when it disposes of its entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted to take into account the unitholders’ share of nonrecourse debt, and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (1) any difference between the tax basis and fair market value of our assets at the time of this offering and (2) any difference between the tax basis and fair market value of any property contributed to us by our general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c)

Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of its interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	its relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, it would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax, or NIIT, is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. The U.S. Department of the Treasury and the IRS have issued Treasury Regulations that provide guidance regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect its purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (1) its share of our tax basis in our assets (“common basis”) and (2) its Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for its common units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in its common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in its units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and its share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in its units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for our taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (1) this offering will be borne by our general partner and its affiliates, and (2) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Coal Depletion

In general, we are entitled to depletion deductions with respect to coal mined from the underlying mineral property. We generally are entitled to the greater of cost depletion limited to the basis of the property or percentage depletion. The percentage depletion rate for coal is 10%.

Depletion deductions we claim generally will reduce the tax basis of the underlying mineral property. Depletion deductions can, however, exceed the total tax basis of the mineral property. The excess of our percentage depletion deductions over the adjusted tax basis of the property at the end of the taxable year is subject to tax preference treatment in computing the alternative minimum tax. Upon the disposition of the mineral property, a portion of the gain, if any, equal to the lesser of the deductions for depletion which reduce the adjusted tax basis of the mineral property plus deductible development and mining exploration expenses (discussed below), or the amount of gain recognized upon the disposition, will be treated as ordinary income to

us. In addition, a corporate unitholder’s allocable share of the amount allowable as a percentage depletion deduction for any property will be reduced by 20% of the excess, if any, of that partner’s allocable share of the amount of the percentage depletion deductions for the taxable year over the adjusted tax basis of the mineral property as of the close of the taxable year.

Mining Exploration and Development Expenditures

We will elect to currently deduct mining exploration expenditures that we pay or incur to determine the existence, location, extent or quality of coal deposits prior to the time the existence of coal in commercially marketable quantities has been disclosed.

Amounts we deduct for mine exploration expenditures must be recaptured and included in our taxable income at the time a mine reaches the production stage, unless we elect to reduce future depletion deductions by the amount of the recapture. A mine reaches the producing stage when the major part of the coal production is obtained from working mines other than those opened for the purpose of development or the principal activity of the mine is the production of developed coal rather than the development of additional coal for mining. This recapture is accomplished through the disallowance of both cost and percentage depletion deductions on the particular mine reaching the producing stage. This disallowance of depletion deductions continues until the amount of adjusted exploration expenditures with respect to the mine have been fully recaptured. This recapture is not applied to the full amount of the previously deducted exploration expenditures. Instead, these expenditures are reduced by the amount of percentage depletion, if any, that was lost as a result of deducting these exploration expenditures.

We generally elect to defer mine development expenses, consisting of expenditures incurred in making coal accessible for extraction, after the exploration process has disclosed the existence of coal in commercially marketable quantities, and deduct them on a ratable basis as the coal benefited by the expenses is sold.

Mine exploration and development expenditures are subject to recapture as ordinary income to the extent of any gain upon a sale or other disposition of our property or of your common units. See “— Disposition of Common Units.” Corporate unitholders are subject to an additional rule that requires them to capitalize a portion of their otherwise deductible mine exploration and development expenditures. Corporate unitholders, other than some S corporations, are required to reduce their otherwise deductible exploration expenditures by 30%. These capitalized mine exploration and development expenditures must be amortized over a 60-month period, beginning in the month paid or incurred, using a straight-line method and may not be treated as part of the basis of the property for purposes of computing depletion.

When computing the alternative minimum tax, mine exploration and development expenditures are capitalized and deducted over a ten year period. Unitholders may avoid this alternative minimum tax adjustment of their mine exploration and development expenditures by electing to capitalize all or part of the expenditures and deducting them over ten years for regular income tax purposes. You may select the specific amount of these expenditures for which you wish to make this election.

Sales of Coal Reserves

If any coal reserves are sold or otherwise disposed of in a taxable transaction, we will recognize gain or loss measured by the difference between the amount realized (including the amount of any indebtedness assumed by the purchaser upon such disposition or to which such property is subject) and the adjusted tax basis of the property sold. Generally, the character of any gain or loss recognized upon that disposition will depend upon whether our coal reserves or the mined coal sold are held by us:

•	for sale to customers in the ordinary course of business (i.e., we are a “dealer” with respect to that property);

•	for use in a trade or business within the meaning of Section 1231 of the Internal Revenue Code; or

•	as a capital asset within the meaning of Section 1221 of the Internal Revenue Code.

In determining dealer status with respect to coal reserves and other types of real estate, the courts have identified a number of factors for distinguishing between a particular property held for sale in the ordinary course of business and one held for investment. Any determination must be based on all the facts and circumstances surrounding the particular property and sale in question.

We intend to hold our coal reserves for use in a trade or business and achieving long-term capital appreciation. Although our general partner may consider strategic sales of coal reserves consistent with achieving long-term capital appreciation, our general partner does not anticipate frequent sales of coal reserves. Thus, the general partner does not believe we will be viewed as a dealer. In light of the factual nature of this question, however, there is no assurance that our purposes for holding our properties will not change and that our future activities will not cause us to be a “dealer” in coal reserves.

If we are not a dealer with respect to our coal reserves and we have held the disposed property for more than a one-year period primarily for use in our trade or business, the character of any gain or loss realized from a disposition of the property will be determined under Section 1231 of the Internal Revenue Code. If we have not held the property for more than one year at the time of the sale, gain or loss from the sale will be taxable as ordinary income.

A unitholder’s distributive share of any Section 1231 gain or loss generated by us will be aggregated with any other gains and losses realized by that unitholder from the disposition of property used in the trade or business, as defined in Section 1231(b) of the Internal Revenue Code, and from the involuntary conversion of such properties and of capital assets held in connection with a trade or business or a transaction entered into for profit for the requisite holding period. If a net gain results, all such gains and losses will be long-term capital gains and losses; if a net loss results, all such gains and losses will be ordinary income and losses. Net Section 1231 gains will be treated as ordinary income to the extent of prior net Section 1231 losses of the taxpayer or predecessor taxpayer for the five most recent prior taxable years to the extent such losses have not previously been offset against Section 1231 gains. Losses are deemed recaptured in the chronological order in which they arose.

If we are not a dealer with respect to our coal reserves and that property is not used in a trade or business, the property will be a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code. Gain or loss recognized from the disposition of that property will be taxable as capital gain or loss, and the character of such capital gain or loss as long-term or short-term will be based upon our holding period of such property at the time of its sale. The requisite holding period for long-term capital gain is more than one year.

Upon a disposition of coal reserves, a portion of the gain, if any, equal to the lesser of (1) the depletion deductions that reduced the tax basis of the disposed mineral property plus deductible development and mining exploration expenses or (2) the amount of gain recognized on the disposition, will be treated as ordinary income to us.

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such unitholder. The percentage is currently 9% for qualified production activities income.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine its Section 199 deduction, each unitholder will aggregate its share of the qualified production activities income allocated to it from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account its distributive share of the expenses allocated to it from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are only taken into account if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the basis rules, the at-risk rules or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year.

It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by such unitholder plus its share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than its original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation and depletion recapture. Ordinary income attributable to unrealized receivables, inventory items, depreciation and depletion recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of its units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Immediately after this initial public offering our sponsor and our general partner will collectively own 57.8% of the total interests in our capital and profits (assuming that the underwriters do not exercise their option to purchase additional common units from us). Therefore, a transfer by our sponsor and our general partner of all or a portion of their interests in us could result in a termination of us as a partnership for federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in its taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (1) it owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (2) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally will apply to payments of FDAP Income and will apply to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-U.S. entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, including the elimination of the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

The White House has recommended various legislative changes affecting the U.S. federal income tax preferences relating to coal exploration and development in President Obama’s Proposed Fiscal Year 2016 budget (the “Budget Proposal”). Among the changes recommended in the Budget Proposal is the elimination of certain key U.S. federal income tax preferences relating to coal exploration and development discussed above. The Budget Proposal would (1) repeal the expensing of exploration and development costs relating to coal, (2) repeal the percentage depletion allowance with respect to coal properties, (3) repeal capital gains treatment for coal royalties and (4) repeal the domestic manufacturing deduction for the production of coal. The passage of any legislation as a result of the Budget Proposal or any other similar changes in U.S. federal income tax laws could eliminate certain tax deductions that are currently available with respect to coal exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us. We will initially own property or do business in Pennsylvania and West Virginia. Both Pennsylvania and West Virginia impose an income tax on individuals, corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions, including West Virginia, may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of its investment in us. Accordingly, each prospective unitholder is urged to consult its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of it. Latham & Watkins LLP has not rendered an opinion on the state, local, alternative minimum or foreign tax consequences of an investment in us.

INVESTMENT IN CNX COAL RESOURCES LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The U.S. Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b)	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are acting as representatives of the underwriters and book-running managers of this offering. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Jefferies LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Evercore Group L.L.C.
BB&T Capital Markets, a division of BB&T Securities, LLC
Goldman, Sachs & Co.
The Huntington Investment Company
Scotia Capital (USA) Inc.
Stifel, Nicolaus & Company, Incorporated
Nomura Securities International, Inc.
Clarkson Capital Markets LLC
Cowen and Company, LLC
Tuohy Brothers Investment Research, Inc.

Total (1)	5,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to CNX Coal Resources LP	$	$	$

We will pay Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Evercore Group L.L.C. a structuring fee equal to $300,000, $200,000 and $500,000, respectively, for evaluation, analysis and structuring of our partnership. In addition, Evercore Group L.L.C. has received expense allowances in connection with advisory services totaling approximately $4,500. The expenses of the offering, not including the underwriting discount or structuring fees, are estimated at approximately $3.5 million and are payable by us.

We also have agreed to reimburse the underwriters for up to $15,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of sale of the common units offered hereby, and the underwriters have agreed to reimburse us for certain expenses in connection with this offering.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 750,000 additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units,

•	request or demand that we file a registration statement related to the common units, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

Direct Participation Program Requirements

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

Our common units have been approved for listing on the NYSE under the symbol “CNXC.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common units to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common units. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Directed Unit Program

At our request, the underwriters have reserved up to 7.5% of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters’ exercise of their option to purchase additional common units) for sale at the initial public offering price to the directors, director nominees and executive officers of our general partner, directors of CONSOL Energy and certain other individuals as selected by CONSOL Energy. The sales will be made by Merrill Lynch, Pierce, Fenner & Smith Incorporated through a directed unit program. The number of units available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved units. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other units offered by this prospectus.

We have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated and the underwriters in connection with the directed unit program, including for the failure of any participant to pay for its units. Participants in the directed unit program who purchase $100,000 or more of common units under the program will be subject to a 25-day lock-up period with respect to any common units sold to them under the program. This lock-up will have similar restrictions to the lock-up agreements described above under “—No Sales of Similar Securities.” Any common units sold through the directed unit program to the directors, director nominees and executive officers of our general partner will be subject to the 180-day lock-up agreements described above under “—No Sales of Similar Securities.”

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This registration statement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

(a) “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b) “wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This registration statement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this registration statement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

VALIDITY OF THE COMMON UNITS

The validity of the common units and certain tax and other legal matters will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statements of CNX Coal Resources LP Predecessor at December 31, 2014 and 2013, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of CNX Coal Resources LP at March 27, 2015, appearing in this prospectus and registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information included in this prospectus relating to the estimates of our proven and probable reserves associated with the mining operations at the Pennsylvania mining complex is derived from CONSOL Energy’s internal estimates, which estimates were audited by Golder Associates Inc., an independent mining and geological consulting firm, in 2014 and subsequently updated in 2015 using the face positions of the Pennsylvania mining complex’s longwall mines as of December 31, 2014 and is included in this prospectus upon the authority of said firm as an expert.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the common units offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the common units offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website.

After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at www.cnxlp.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

CONSOL Energy is subject to the information requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. You may read CONSOL Energy’s filings on the SEC’s website and at the Public Reference Room described above or CONSOL Energy’s website at www.consolenergy.com. CONSOL Energy’s common stock trades on the NYSE under the symbol “CNX.” Information on CONSOL Energy’s website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded partnership and our capital programs. All statements in this prospectus about our forecast of distributable cash flow and our forecasted results for the twelve months ending June 30, 2016 constitute forward-looking statements.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	changes in coal prices or the costs of mining or transporting coal;

•	uncertainty in estimating economically recoverable coal reserves and replacement of reserves;

•	our ability to develop our existing coal reserves and successfully execute our mining plans;

•	changes in general economic conditions, both domestically and globally;

•	competitive conditions within the coal industry;

•	changes in the consumption patterns of coal-fired power plants and steelmakers and other factors affecting the demand for coal by coal-fired power plants and steelmakers;

•	the availability and price of coal to the consumer compared to the price of alternative and competing fuels;

•	competition from the same and alternative energy sources;

•	energy efficiency and technology trends;

•	our ability to successfully implement our business plan;

•	the price and availability of debt and equity financing;

•	operating hazards and other risks incidental to coal mining;

•	major equipment failures and difficulties in obtaining equipment, parts and raw materials;

•	availability, reliability and costs of transporting coal;

•	adverse or abnormal geologic conditions, which may be unforeseen;

•	natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	interest rates;

•	labor availability, relations and other workforce factors;

•	defaults by our sponsor under our operating agreement and employee services agreement;

•	changes in availability and cost of capital;

•	changes in our tax status;

•	delays in the receipt of, failure to receive or revocation of necessary governmental permits;

•	defects in title or loss of any leasehold interests with respect to our properties;

•	the effect of existing and future laws and government regulations, including the enforcement and interpretation thereof;

•	the effects of litigation; and

•	certain factors discussed elsewhere in this prospectus.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

CNX Coal Resources LP

Unaudited Pro Forma Combined Financial Statements

Introduction	F-2
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2014	F-4
Unaudited Pro Forma Combined Statement of Operations for the Three Months Ended March 31, 2015	F-5
Unaudited Pro Forma Combined Balance Sheet as of March 31, 2015	F-6
Notes to the Unaudited Pro Forma Combined Financial Statements	F-7

CNX Coal Resources LP Predecessor

Historical Financial Statements

CNX Coal Resources LP

Historical Balance Sheet

CNX COAL RESOURCES LP

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

INTRODUCTION

Set forth below are the unaudited pro forma combined balance sheet of CNX Coal Resources LP (“we,” “us,” “our” or the “Partnership”) as of March 31, 2015 and the unaudited pro forma combined statements of operations for the Partnership for the year ended December 31, 2014 and the three months ended March 31, 2015. The unaudited pro forma combined financial statements for the Partnership have been derived by adjusting the historical combined financial statements of CONSOL Pennsylvania Coal Company LLC, a Delaware limited liability company (“CPCC”), and Conrhein Coal Company, a Pennsylvania general partnership (“Conrhein”), each a wholly owned subsidiary of CONSOL Energy Inc. (“CONSOL Energy”). The Partnership’s predecessor for accounting purposes (the “Predecessor”) consists of a 20% undivided interest in the combined assets, liabilities, revenues and expenses of CPCC and Conrhein.

CPCC and Conrhein’s assets include the Pennsylvania mining complex located primarily in southwestern Pennsylvania, comprised of the Bailey Mine, Enlow Fork Mine and Harvey Mine, coal reserves and properties associated with the Pennsylvania mining complex and preparation plant, facilities, equipment and other infrastructure associated with the Pennsylvania mining complex. All of CPCC and Conrhein’s assets are located in Pennsylvania and West Virginia. Prior to the effective date of the registration statement of which this prospectus forms a part, each of CPCC and Conrhein contributed to CNX Thermal Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of CONSOL Energy (“CNX Thermal Holdings”), all of its respective right, title and interest in and to a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex. In connection with the closing of our initial public offering (this “offering”), CONSOL Energy will contribute to us all of the limited liability company interests in CNX Operating LLC (“CNX Operating”), a Delaware limited liability company, wholly owned subsidiary of CONSOL Energy and the sole member of CNX Thermal Holdings. We will record the contribution of the 20% undivided interest at historical cost, as the contribution will be considered a reorganization of entities under common control.

The historical combined financial statements of the Predecessor are set forth elsewhere in this prospectus, and the unaudited pro forma combined financial statements for the Partnership should be read in conjunction with, and are qualified in their entirety by reference to, such historical combined financial statements and the related notes contained therein. The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions and are properly applied in the unaudited pro forma combined financial statements.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on March 31, 2015, in the case of the pro forma combined balance sheet, and as of January 1, 2014, in the case of the pro forma combined statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015. The unaudited pro forma combined financial statements have been prepared on the assumption that we will be treated as a partnership for U.S. federal income tax purposes.

The unaudited pro forma combined financial statements give pro forma effect to the matters described in the notes hereto, including:

•	CONSOL Energy’s contribution to us of all of the limited liability company interests in CNX Operating, the sole member of CNX Thermal Holdings, which owns a 20% undivided interest in the assets, liabilities, revenues and expenses comprising the Pennsylvania mining complex;

•	our entry into a new $400 million revolving credit facility and initial draw of $200 million, the net proceeds of which will be distributed to CONSOL Energy at the closing of this offering;

•	our entry into an operating agreement, employee services agreement, contract agency agreement, terminal and throughput agreement, cooperation and safety agreement, water supply and services agreement, omnibus agreement, and contribution agreement with CONSOL Energy as described in “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions”;

•	our issuance of 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement and our distribution of the proceeds thereof to CONSOL Energy;

•	the consummation of this offering and our issuance of (i) 5,000,000 common units to the public, (ii) a 2% general partner interest and the incentive distribution rights to our general partner and (iii) 1,611,067 common units and 11,611,067 subordinated units to CONSOL Energy; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma combined statements of operations do not give effect to an estimated $2.4 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership. As a result, the unaudited pro forma combined financial statements may not be indicative of the results that actually would have occurred if the matters described above had occurred on the dates indicated or that would be obtained in the future.

CNX COAL RESOURCES LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2014

(in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Coal Revenue	$323,398	$—		$323,398
Freight Revenue	3,353	—		3,353
Other Income	7,580	(209	)(a)	7,371
Gain on Sale of Assets	148	5	(a)	153

Total Revenue and Other Income	334,479	(204)		334,275

Operating and Other Costs (Related Party of $10,694 and $10,694, respectively)	172,863	(299	)(b)	168,103
		(237	)(a)
		(4,224	)(p)
Royalties and Production Taxes	14,169	—		14,169
Selling and Direct Administrative Expenses (Related Party of $5,791 and $4,710, respectively)	6,444	(6,444	)(c)	4,710
		4,710	(c)
Depreciation, Depletion and Amortization	33,949	(163	)(a)	33,786
Freight Expense	3,353	—		3,353
General and Administrative Expenses—Related Party	5,198	(5,198	)(c)	5,264
		5,264	(c)
Other Corporate Expenses (Related Party of $7,944 and $7,944, respectively)(1)	7,658	—		7,658
Interest Expense (Related Party of $9,534 and $0, respectively)	6,946	(6,945	)(d)	7,961
		7,960	(e)

Total Costs	250,580	(5,576)		245,004

Net Income	$83,899	$5,372		$89,271

Pro forma general partner interest in net income				$1,785
Pro forma limited partners’ interest in net income:
Common units				$43,743
Subordinated units				$43,743

Pro forma net income per limited partner unit (basic and diluted):
Common units				$3.77
Subordinated units				$3.77

Pro forma weighted average number of limited partner units outstanding (basic and diluted):
Common units				11,611,067
Subordinated units				11,611,067

(1)	Includes a $286 favorable adjustment to a previously established franchise tax accrual.

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

CNX COAL RESOURCES LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS THREE MONTHS ENDED MARCH 31, 2015 (in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Coal Revenue	$76,887	$—		$76,887
Freight Revenue	474	—		474
Other Income	216	(64	)(a)	152
Gain on Sale of Assets	15	—		15

Total Revenue and Other Income	77,592	(64)		77,528

Operating and Other Costs (Related Party of $784 and $784, respectively)	42,275	(77)	(b)	43,133
		(26)	(a)
		961	(p)
Royalties and Production Taxes	2,831	—		2,831
Selling and Direct Administrative Expenses (Related Party of $1,126 and $1,178, respectively)	1,293	(1,293	)(c)	1,178
		1,178	(c)
Depreciation, Depletion and Amortization	8,970	(41	)(a)	8,929
Freight Expense	474	—		474
General and Administrative Expenses—Related Party	1,047	(1,047	)(c)	1,316
		1,316	(c)
Other Corporate Expenses (Related Party of $927 and $927, respectively)	972	—		972
Interest Expense (Related Party of $2,407 and $0, respectively)	2,381	(2,380	)(d)	1,991
		1,990	(e)

Total Costs	60,243	581		60,824

Net Income	$17,349	$(645)		$16,704

Pro forma general partner interest in net income				$334
Pro forma limited partners’ interest in net income:
Common units				$8,185
Subordinated units				$8,185

Pro forma net income per limited partner unit (basic and diluted):
Common units				$0.70
Subordinated units				$0.70

Pro forma weighted average number of limited partner units outstanding (basic and diluted):
Common units				11,611,067
Subordinated units				11,611,067

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

CNX COAL RESOURCES LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2015

(in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current Assets:
Cash	$4	$7,000	(f)	$7,004
Other Receivables	1,110	—		1,110
Inventories	10,217	—		10,217
Prepaid Expenses	4,423	$(800	)(o)	3,623

Total Current Assets	15,754	6,200		21,954
Property and Equipment
Property, Plant and Equipment	694,115	(29,715	)(g)	672,674
		8,274	(h)
Less—Accumulated Depreciation, Depletion and Amortization	296,450	(3,614	)(g)	295,182
		2,346	(h)

Total Property and Equipment—Net	397,665	(20,173)		377,492
Other Assets:
Other	6,651	3,000	(e)	14,605
		6,505	(i)
		(1,551	)(o)

Total Other Assets	6,651	7,954		14,605

TOTAL ASSETS	$420,070	$(6,019)		$414,051

LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$15,939	(15,939	)(j)	$—
Current Portion of Long-Term Notes—Related Party	33,929	(33,929	)(d)	—
Current Portion of Long-Term Debt—Other	331	—		331
Other Accrued Liabilities	36,255	(1,540	)(p)	34,715

Total Current Liabilities	86,454	(51,408)		35,046
Long-Term Debt:
Long-Term Notes Payable—Related Party	144,833	(144,833	)(d)	—
Revolving Credit Facility	—	200,000	(e)	200,000
Advanced Royalty Commitments	278	—		278
Capital Lease Obligations	49	—		49

Total Long-Term Debt	145,160	55,167		200,327
Deferred Credits and Other Liabilities:
Postretirement Benefits Other Than Pensions	5,178	(5,178	)(p)	—
Pneumoconiosis Benefits	1,226	—		1,226
Asset Retirement Obligations	7,942	—		7,942
Workers’ Compensation	2,714	—		2,714
Other	620	—		620

Total Deferred Credits and Other Liabilities	17,680	(5,178)		12,502

TOTAL LIABILITIES	249,294	(1,419)		247,875
Invested Equity:
Parent Net Investment	140,411	206,878	(k)	—
		(347,289	)(k)
Accumulated Other Comprehensive Income	30,365	(21,478	)(p)	—
Partners’ Capital		(8,887	)(n)
Common Units—Public	—	65,969	(l)	65,969
Common Units—Greenlight Capital	—	75,000	(q)	75,000
Common Units—CONSOL Energy	—	40,852	(k)	(290,117)
		(330,969	)(m)
Subordinated Units—CONSOL Energy	—	294,420	(k)	294,420
General Partner	—	12,017	(k)	12,017
Accumulated Other Comprehensive Income	—	8,887	(n)	8,887

Total Invested Equity / Partners’ Capital	170,776	(4,600)		166,176

TOTAL LIABILITIES AND INVESTED EQUITY / PARTNERS’ CAPITAL	$420,070	$(6,019)		$414,051

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

CNX COAL RESOURCES LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

1. Pro Forma Adjustments and Assumptions

The adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a)	Represents the adjustment to remove rental income, loss on sale of assets, operating costs and depreciation expense related to certain rental properties included in the Predecessor’s financial statements that will not be contributed to the Partnership (refer to footnote (g) below).

(b)	Represents the adjustment to Operating and Other Costs to (i) eliminate property taxes for certain surface land leases which were included in the Predecessor financial statements that will not be contributed to the Partnership for the year ended December 31, 2014 and the three months ended March 31, 2015 of $1,402 and $361, respectively (refer to footnote (g) below); and (ii) record property taxes for certain mineral leases which were not included in the Predecessor financial statements that will be contributed to the Partnership for the year ended December 31, 2014 and the three months ended March 31, 2015 of $1,103 and $284, respectively (refer to footnote (h) below).

(c)	Represents the adjustment to remove historical selling and direct administrative expenses and general and administrative expenses and to record the new fixed fee expense for services provided to the Partnership by CONSOL Energy under the omnibus agreement and employee services agreement.

(d)	Represents the adjustments related to the elimination of the Predecessor’s historical related party long-term note payable of $178,762, comprising a current portion of $33,929 and non-current portion of $144,833, as the Partnership will not be assuming this note payable, and the elimination of the amortization of origination fees related to the $600,000 commitment for a senior secured term loan (refer to footnote (o) below). Related party interest expense of $6,945 and $2,380 associated with the long-term note payable was eliminated for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. The remaining related party interest expense for the year ended December 31, 2014 and the three months ended March 31, 2015 of $1 and $1, respectively, is for capital leases, which will be contributed to the Partnership.

(e)	Represents the adjustments related to the Partnership’s new revolving credit facility, including the payment of an estimated $3,000 of origination fees, which will be amortized over the life of the facility. Incremental expense for the year ended December 31, 2014 of $7,960 is comprised of $6,360 associated with expected borrowings on the credit facility of $200,000, commitment fees of $1,000 and amortization of origination costs of $600. Incremental expense for the three months ended March 31, 2015 of $1,990 is comprised of $1,590 associated with expected borrowings on the credit facility of $200,000, commitment fees of $250 and amortization of origination costs of $150. Assuming $200,000 is initially drawn under the new revolving credit facility at the closing of this offering, each 0.125% change in the assumed interest rate for the new revolving credit facility would change pro forma interest expense by approximately $250 and $63 for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively.

(f)	Represents the following adjustments to cash:

Sources		Uses
Gross proceeds from sale of public common units	$75,000	Distribution to CONSOL Energy	$330,969
Gross proceeds from Concurrent Private Placement	75,000
Gross borrowings under revolving credit facility	200,000	Underwriting discount and structuring fees	5,500
		Other offering expenses	3,531
		Revolving credit facility origination fees	3,000
		Cash on hand*	7,000

Total Sources	$350,000	Total Uses	$350,000

*	The Partnership plans to retain $7,000 of cash on hand for the Partnership’s working capital purposes.

(g)	Represents the pro forma adjustment to reflect the net adjustment to property, plant and equipment for (i) certain surface land leases which were included in the Predecessor financial statements that will not be contributed to the Partnership (refer to footnote (b) above); and (ii) removal of rental properties included in the Predecessor financial statements that will not be contributed to the Partnership (refer to footnote (a) above). These surface land leases and rental properties are not critical to the mining operations of the Pennsylvania mining complex and thus will not be contributed to the Partnership.

As of March 31, 2015
Surface land leases not being contributed—Gross	$(21,824)
Rental properties not being contributed—Gross	(7,891)

Property, plant and equipment—gross adjustment	(29,715)
Surface land leases not being contributed—Accumulated depreciation, depletion and amortization	(1,863)
Rental properties not being contributed—Accumulated depreciation, depletion and amortization	(1,751)

Accumulated depreciation, depletion and amortization adjustment	(3,614)

Property, plant and equipment, net adjustment	$(26,101)

(h)	Represents the pro forma adjustment to reflect the net adjustment to property, plant and equipment primarily related to certain mineral leases which were not included in the Predecessor financial statements that will be contributed to the Partnership (refer to footnote (b) above).

As of March 31, 2015
Mineral leases being contributed—Gross	$8,274
Less: Mineral leases being contributed—Accumulated depreciation, depletion and amortization	2,346

Property, plant and equipment—net adjustment	$5,928

(i)	Represents the adjustment related to tradable stream credits of $6,505 which were not included in the financial statements of the Predecessor that will be contributed to the Partnership. A stream credit or stream offset is a generic term for any tradable certificate or permit representing the right to drain, fill, or dredge a stream.

(j)	Represents the adjustment to remove historical accounts payable as these payables will not be assumed by the Partnership.

(k)	The table below summarizes the pro forma adjustments to Parent Net Investment and Partners’ Capital based on our expected partnership capital allocated in connection with this offering. The allocation of pro forma capitalization to CONSOL Energy’s units is based on CONSOL Energy’s expected ownership percentage in us at the closing of this offering.

Invested Equity:
Parent Net Investment	$140,411

Surface land and rental properties not being contributed (refer to footnote (g) above)	(26,101)
Mineral leases being contributed (refer to footnote (h) above)	5,928
Stream credits being contributed (refer to footnote (i) above)	6,505
Accounts Payable not being contributed (refer to footnote (j) above)	15,939
Long-Term Note Payable (refer to footnote (d) above)	178,762
Removal of OPEB liability (refer to footnote (p) below)	28,196
Origination fees to be eliminated (refer to footnote (o) below)	(2,351)

Net adjustment to Parent Net Investment	206,878

Subtotal of historical Parent Net Investment	$347,289

Partners’ Capital:
98% allocation of historical Parent Net Investment to Common and Subordinated Units—CONSOL Energy	$335,272
2% allocation of historical Parent Net Investment to General Partner	12,017

Accumulated Other Comprehensive Income	8,887
Offering proceeds (refer to footnote (f) above)	140,969
Distribution to CONSOL Energy (refer to footnote (m) below)	(330,969)

Pro Forma Capitalization	$166,176

Allocation of Pro Forma Capitalization:
Common Units—Public	$65,969
Common Units—Greenlight Capital	75,000
Common Units—CONSOL Energy	(290,117)
Subordinated Units—CONSOL Energy	294,420
General Partner	12,017
Accumulated Other Comprehensive Income	8,887

Pro Forma Capitalization	$166,176

(l)	Represents the net adjustment to the public common unitholders’ partners’ capital, as follows:

March 31, 2015
Gross proceeds from initial public offering (refer to footnote (f) above)	$75,000
Underwriting discount and structuring fees (refer to footnote (f) above)	(5,500)
Expenses and costs of initial public offering (refer to footnote (f) above)	(3,531)

$65,969

(m)	Represents the distribution of the remaining initial public offering proceeds and borrowings under the new revolving credit facility of $330,969 to CONSOL Energy.

(n)	Represents the reclassification of historical accumulated other comprehensive income from Invested Equity to Partners’ Capital.

(o)	Represents the adjustment to remove origination fees related to the $600,000 commitment for a senior secured term loan facility that will expire upon the consummation of our initial public offering. As of March 31, 2015, the term loan facility was undrawn.

(p)	Represents the elimination of the expenses and liabilities associated with CONSOL Energy’s other post-retirement benefit plans that will not be contributed to the Partnership.

(q)	Represents proceeds of $75,000 from the sale of 5,000,000 common units to Greenlight Capital in the Concurrent Private Placement.

CNX COAL RESOURCES LP PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands)

(unaudited)

	Three Months Ended March 31,
	2015	2014
Coal Revenue	$76,887	$82,416
Freight Revenue	474	1,486
Other Income	216	300
Gain on Sale of Assets	15	108

Total Revenue and Other Income	77,592	84,310

Operating and Other Costs (Related Party of $784 and $2,854, respectively)	42,275	38,217
Royalties and Production Taxes	2,831	3,642
Selling and Direct Administrative Expenses (Related Party of $1,126 and $1,504, respectively)	1,293	1,642
Depreciation, Depletion and Amortization	8,970	7,032
Freight Expense	474	1,486
General and Administrative Expenses—Related Party	1,047	1,251
Other Corporate Expenses (Related Party of $927 and $2,626, respectively)	972	2,676
Interest Expense (Related Party of $2,407 and $2,329, respectively)	2,381	471

Total Costs	60,243	56,417

Net Income	$17,349	$27,893

The accompanying notes are an integral part of these combined financial statements.

CNX COAL RESOURCES LP PREDECESSOR

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

(unaudited)

	Three Months Ended March 31,
	2015	2014
Net Income	$17,349	$27,893
Other Comprehensive Income (Loss):
Actuarially Determined Long-Term Liability Adjustments	(1,002)	(357)

Other Comprehensive Income (Loss)	(1,002)	(357)

Comprehensive Income	$16,347	$27,536

The accompanying notes are an integral part of these combined financial statements.

CNX COAL RESOURCES LP PREDECESSOR

COMBINED BALANCE SHEETS

(Dollars in thousands)

	Supplemental Pro Forma (Unaudited) March 31, 2015	(Unaudited) March 31, 2015	December 31, 2014
ASSETS
Current Assets:
Cash	$4	$4	$3
Other Receivables	1,110	1,110	384
Inventories	10,217	10,217	10,639
Prepaid Expenses	4,423	4,423	3,922

Total Current Assets	15,754	15,754	14,948
Property, Plant and Equipment:
Property, Plant and Equipment	694,115	694,115	686,593
Less—Accumulated Depreciation, Depletion and Amortization	296,450	296,450	287,707

Total Property, Plant and Equipment—Net	397,665	397,665	398,886
Other Assets:
Other	6,651	6,651	4,977

Total Other Assets	6,651	6,651	4,977

TOTAL ASSETS	$420,070	$420,070	$418,811

LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$15,939	$15,939	$15,782
Current Portion of Long Term Notes—Related Party	33,929	33,929	17,931
Current Portion of Long Term Debt—Other	331	331	330
Other Accrued Liabilities	36,255	36,255	35,502
Distribution Payable to Consol Energy	330,969	—	—

Total Current Liabilities	417,423	86,454	69,545
Long-Term Debt:
Long-Term Notes Payable—Related Party	144,833	144,833	160,831
Advanced Royalty Commitments	278	278	278
Capital Lease Obligations	49	49	51

Total Long-Term Debt	145,160	145,160	161,160
Deferred Credits and Other Liabilities:
Postretirement Benefits Other Than Pensions	5,178	5,178	5,279
Pneumoconiosis Benefits	1,226	1,226	1,250
Asset Retirement Obligations	7,942	7,942	7,961
Workers’ Compensation	2,714	2,714	2,381
Other	620	620	609

Total Deferred Credits and Other Liabilities	17,680	17,680	17,480

TOTAL LIABILITIES	580,263	249,294	248,185
Invested Equity:
Parent Net Investment	(190,558)	140,411	139,259
Accumulated Other Comprehensive Income	30,365	30,365	31,367

Total Invested Equity	(160,193)	170,776	170,626

TOTAL LIABILITIES AND INVESTED EQUITY	$420,070	$420,070	$418,811

The accompanying notes are an integral part of these combined financial statements.

CNX COAL RESOURCES LP PREDECESSOR

COMBINED STATEMENT OF NET INVESTMENT

(Dollars in thousands)

	Parent Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Invested Equity
December 31, 2014	$139,259	$31,367	$170,626

(unaudited)
Net Income	17,349		17,349
Actuarially Determined Long-Term Liability Adjustments	—	(1,002)	(1,002)

Comprehensive Income (Loss)	17,349	(1,002)	16,347
Net Change in Parent Advances	(16,197)	—	(16,197)

March 31, 2015	$140,411	$30,365	$170,776

The accompanying notes are an integral part of these combined financial statements.

CNX COAL RESOURCES LP PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(unaudited)

	Three Months Ended March 31,
	2015	2014
Cash Flows from Operating Activities:
Net Income	$17,349	$27,893
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:
Depreciation, Depletion and Amortization	8,970	7,032
Loss on Sale of Assets	(15)	(108)
Amortization of Mineral Leases	194	168
Changes in Operating Assets:
Other Receivables	(726)	(7)
Inventories	422	(797)
Prepaid Expenses	299	645
Changes in Other Assets	(79)	(555)
Changes in Operating Liabilities:
Accounts Payable	1,078	2,884
Other Operating Liabilities	752	631
Changes in Other Liabilities	(800)	(985)
Other	—	(1)

Net Cash Provided by Operating Activities	27,444	36,800

Cash Flows from Investing Activities:
Capital Expenditures	(6,510)	(34,839)
Proceeds from Sales of Assets	19	15,191

Net Cash Used in Investing Activities	(6,491)	(19,648)

Cash Flows from Financing Activities:
Payments on Miscellaneous Borrowings	(8)	(4)
Net Change in Parent Advances	(18,543)	(17,148)
Debt Issuance and Financing Fees	(2,401)	—

Net Cash Used In Financing Activities	(20,952)	(17,152)

Net Increase in Cash	1	—
Cash at Beginning of Period	3	3

Cash at End of Period	$4	$3

The accompanying notes are an integral part of these combined financial statements.

CNX COAL RESOURCES LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

NOTE 1—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

CNX Coal Resources LP (the “Partnership”) was formed by CONSOL Energy Inc. (“CONSOL Energy”) in March 2015 as a Delaware limited partnership. Upon completion of the Partnership’s proposed initial public offering (“IPO”), CONSOL Energy will contribute to the Partnership a 20% undivided interest in the combined assets, liabilities, revenues and expenses of CONSOL Pennsylvania Coal Company LLC (“CPCC”) and Conrhein Coal Company (“Conrhein”). CPCC and Conrhein’s assets and associated liabilities consist of the (i) Pennsylvania mining complex located in southwestern Pennsylvania, comprised of the Bailey mine, Enlow Fork mine and Harvey mine; (ii) coal reserves and properties associated with the Pennsylvania mining complex and (iii) preparation plant, facilities, equipment and other infrastructure associated with the Pennsylvania mining complex. The 20% undivided interest in the historical combined assets, liabilities, revenues and expenses of CPCC and Conrhein represents the Partnership’s predecessor for accounting purposes (the “Predecessor”). The accompanying financial statements and related notes include a 20% undivided interest in the assets, liabilities and results of operations of CPCC and Conrhein, presented on a proportionate basis, as of March 31, 2015 and December 31, 2014, and for the three months ended March 31, 2015 and 2014. As used in these financial statements, the terms “we,” “our,” “us,” or like terms refer to the Predecessor with respect to its 20% undivided interest in CPCC and Conrhein’s combined assets, liabilities, revenues and expenses. References in these financial statements to “CONSOL Energy” refer collectively to CONSOL Energy Inc. and its consolidated subsidiaries, other than the Predecessor.

The accompanying Unaudited Combined Financial Statements were prepared from separate records maintained by CONSOL Energy, CPCC and Conrhein and may not necessarily be indicative of the conditions that would have existed, or the results of operations, if CPCC and Conrhein had been operated as unaffiliated entities. These Unaudited Combined Financial Statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for future periods.

The balance sheet at December 31, 2014 has been derived from the Audited Combined Financial Statements at that date but does not include all the notes required by U.S. GAAP for complete financial statements. For further information, refer to the Combined Financial Statements and related notes for the year ended December 31, 2014 included in this prospectus.

As these combined unaudited financial statements represent the combination of two separate legal entities wholly owned by CONSOL Energy, the net assets of the Predecessor have been presented as a Parent Net Investment. Parent Net Investment is primarily comprised of the Predecessor’s undivided interest in (i) CONSOL Energy’s initial investment in CPCC and Conrhein (and any subsequent adjustments thereto); (ii) the accumulated net earnings; (iii) net transfers to or from CONSOL Energy, including those related to cash management functions performed by CONSOL Energy; (iv) non-cash changes in financing arrangements, including the conversion of certain related party liabilities into Parent Net Investment; and (v) corporate cost allocations. Transactions between the Predecessor and CONSOL Energy or CONSOL Energy’s other subsidiaries have been identified in the financial statements as transactions between related parties.

Supplemental Pro Forma Information (Unaudited):

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an IPO be considered as distributions in contemplation of that offering. Upon completion of the Partnership’s proposed IPO, the Partnership estimates it will distribute approximately $331 million to CONSOL Energy Inc. The supplemental pro forma balance sheet as of March 31, 2015 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date.

Other Comprehensive Income:

Changes in Accumulated Other Comprehensive Income by component were as follows:

Postretirement Benefits
Balance at December 31, 2014	$31,367

Amounts reclassified from accumulated other comprehensive income	(1,002)

Balance at March 31, 2015	$30,365

The following table shows the reclassification of adjustments out of Accumulated Other Comprehensive Income:

	For the Three Months Ended March 31,
	2015	2014
Actuarially Determined Long-Term Liability Adjustments
Amortization of prior service costs	$(1,313)	$(466)
Recognized net actuarial loss	311	109

Total	$(1,002)	$(357)

Recent Accounting Pronouncements:

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Update 2015-02—Consolidation (Topic 810): Amendments to the Consolidation Analysis. The objective of the amendments in this update is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments: (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities; (2) eliminate the presumption that a general partner should consolidate a limited partnership; (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The amendments in this update affect the following areas: (1) limited partnerships and similar legal entities; (2) evaluating fees paid to a decision maker or a service provider as a variable interest; (3) the effect of fee arrangements on the primary beneficiary determination; (4) the effect of related parties on the primary beneficiary determination; and (5) certain investment funds. Current U.S. GAAP includes different requirements for performing a consolidation analysis if, among other factors, the entity under evaluation is any one of the following: (1) a legal entity that qualifies for the indefinite deferral of Statement 167; (2) a legal entity that is within the scope of Statement 167; and (3) a limited partnership or similar legal entity that is considered a voting interest entity. Under the amendments in this update, all reporting entities are within the scope of Subtopic 810-10, Consolidation-Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. Overall, the amendments in this update are an improvement to current U.S. GAAP because they simplify the Codification and reduce the number of consolidated models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in this update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. Management is currently evaluating the impact this guidance may have on the Predecessor’s financial statements.

In April 2015, the FASB issued update 2015-03—Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This update is part of the FASB’s initiative to reduce complexity in accounting standards (the Simplification Initiative). The FASB received feedback that having different balance sheet presentation requirements for debt issuance costs and debt discounts and premiums creates unnecessary complexity. Recognizing debt issuance costs as a deferred charge (that is, an asset) also is different from the guidance in International Financial Reporting Standards (“IFRS”), which requires that transaction costs be deducted from the carrying value of the financial liability and not recorded as separate assets. Additionally, the requirement to recognize debt issuance costs as deferred charges conflicts with the guidance in FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs are similar to debt discounts and in effect reduce the proceeds of borrowing, thereby increasing the effective interest rate. Concepts Statement 6 further states that debt issuance costs cannot be an asset because they provide no future economic benefit. To simplify the presentation of debt issuance costs, the amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with debt discounts. For public business entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments in this update is permitted for financial statements that have not been previously issued. Management believes adoption of this new guidance will not have a material impact on the Predecessor’s financial statements.

In April 2015, the FASB issued update 2015-04—Compensation-Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. This update is part of the FASB’s initiative to reduce complexity in accounting standards (the Simplification Initiative). If a contribution or significant event (such as a plan amendment, settlement, or curtailment that calls for a remeasurement in accordance with existing requirements) occurs between the month-end date used to measure defined benefit plan assets and obligations and an entity’s fiscal year-end, the entity should adjust the measurement of defined benefit plan assets and obligations to reflect the effects of those contributions or significant events. However, an entity should not adjust the measurement of defined benefit plan assets and obligations for other events that occur between the month-end measurement and the entity’s fiscal year-end that are not caused by the entity (for example, changes in market prices or interest rates). For an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations (for example, a partial settlement), the amendments in this update also provide a practical expedient that permits the entity to remeasure defined benefit plan assets and obligations using the month-end that is closest to the date of the significant event. An entity is required to disclose the accounting policy election and the date used to measure defined benefit plan assets and obligations in accordance with the amendments in this update. The amendments in this update are effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. Management believes adoption of this new guidance will not have a material impact on the Predecessor’s financial statements.

In May 2014, the FASB issued Update 2014-09—Revenue from Contracts with Customers (Topic 606). The objective of the amendments in this update is to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry

Topics of the Codification. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should disclose sufficient information, both qualitative and quantitative, to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amendments in this update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. Management believes adoption of this new guidance will not have a material impact on the Predecessor’s financial statements.

Subsequent Events:

Events and transactions subsequent to the balance sheet date have been evaluated through May 8, 2015, the date these financial statements were issued, for potential recognition or disclosure in the financial statements.

NOTE 2—ACQUISITIONS AND DISPOSITIONS:

In March 2014, the Predecessor completed a sale-leaseback of longwall shields for the Harvey mine. Cash proceeds for the sale offset the basis of $15,071; therefore, no gain or loss was recognized on the sale. The five-year lease has been accounted for as an operating lease.

NOTE 3—OTHER INCOME:

	For the Three Months Ended March 31,
	2015	2014
Right of Way Sales	$155	$260
Rental Income	56	40
Source Water Sales	5	—

Total Other Income	$216	$300

NOTE 4—INVENTORIES:

Inventories consist of the following at March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014
Coal	$1,388	$1,718
Supplies	8,829	8,921

Total Inventories	$10,217	$10,639

NOTE 5—PROPERTY, PLANT AND EQUIPMENT:

	March 31, 2015	December 31, 2014
Coal and other plant and equipment	$448,503	$441,933
Coal properties and surface lands	107,490	107,158
Airshafts	68,869	68,855
Mine development	65,256	65,340
Coal advance mining royalties	3,997	3,307

Total property, plant and equipment	694,115	686,593
Less: Accumulated depreciation, depletion and amortization	296,450	287,707

Total Net Property, Plant and Equipment	$397,665	$398,886

Coal reserves are controlled either through fee ownership or by lease. The duration of the leases vary; however, the lease terms generally are extended automatically to the exhaustion of economically recoverable reserves, as long as active mining continues. Coal interests held by lease provide the same rights as fee ownership for mineral extraction and are legally considered real property interests.

As of March 31, 2015 and December 31, 2014, plant and equipment includes gross assets under capital lease of $352 and $333, respectively. Accumulated amortization for capital leases was $272 and $252 at March 31, 2015 and December 31, 2014, respectively. Amortization expense for assets under capital leases approximated $6 and $3 for the three months ended March 31, 2015 and March 31, 2014, respectively, and is included in Depreciation, Depletion and Amortization in the accompanying Combined Statements of Operations.

NOTE 6—OTHER ACCRUED LIABILITIES:

	March 31, 2015	December 31, 2014
Subsidence liability	$21,719	$20,854
Accrued payroll and benefits	3,516	3,253
Litigation	2,341	2,346
Equipment lease rental	1,996	1,948
Deferred Revenue	485	286
Short-term incentive compensation	196	1,103
Other	2,510	1,955
Current portion of long-term liabilities:
Postretirement benefits other than pensions	1,540	1,540
Workers’ Compensation	922	922
Asset retirement obligations	885	1,150
Long-term disability	121	121
Pneumoconiosis benefits	24	24

Total Other Accrued Liabilities	$36,255	$35,502

NOTE 7—DEBT:

	March 31, 2015	December 31, 2014
CONSOL Financial Inc. Loan (5.46% weighted average interest rate at March 31, 2015 and December 31, 2014)	$178,762	$178,762
Advance royalty commitments (7.91% weighted average interest rate for March 31, 2015 and December 31, 2014)	578	578

	179,340	179,340
Less amounts due in one year *	34,229	18,231

Long-Term Debt	$145,111	$161,109

*	Excludes current portion of Capital Lease Obligations of $31 and $30 at March 31, 2015 and December 31, 2014, respectively.

The CONSOL Financial Inc. Loan represents multiple 10-year term notes at the applicable federal rates upon execution, which are due at various future dates.

On March 9, 2015, CPCC and Conrhein entered into a $600,000 commitment for a senior secured term loan facility of which the Predecessor would be liable for 20%. If drawn, the maturity date of the term loan facility is March 9, 2018. The facility is secured by the thermal coal assets related to CONSOL Energy’s existing Pennsylvania operations along with CONSOL Energy providing a guarantee to the lenders and a pledge of its equity interests in CPCC and Conrhein. At March 31, 2015, the term loan facility is undrawn.

The term loan commitment will expire on the earlier of (1) December 31, 2015 or (2) the consummation of the CNX Coal Resources LP IPO. The term loan facility will contain affirmative and negative covenants that, among other things, limit the ability to dispose of assets, pay dividends, merge with another corporation and incur indebtedness. The term loans shall bear interest at a rate per annum equal to LIBOR plus 3.0% or Base Rate plus 2.0%.

NOTE 8—COMPONENTS OF OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS NET PERIODIC BENEFIT COSTS:

Components of net periodic benefit costs for the three months ended March 31, 2015 and 2014 are as follows:

	Other Post-Employment Benefits
	Three Months Ended March 31,
	2015	2014
Service cost	$—	$185
Interest cost	28	352
Amortization of prior service credits	(1,313)	(466)
Recognized net actuarial loss	324	160

Net periodic benefit cost	$(961)	$231

The Predecessor does not expect to contribute to the other post-employment benefit plan in 2015 as it intends to pay benefit claims as they become due. For the three months ended March 31, 2015, $128 of other post-employment benefits has been paid.

NOTE 9—COMPONENTS OF COAL WORKERS’ PNEUMOCONIOSIS (CWP) AND WORKERS’ COMPENSATION NET PERIODIC BENEFIT COSTS:

Components of net periodic benefit costs for the three months ended March 31, 2015 and 2014 are as follows:

	CWP		Workers’ Compensation
	Three Months Ended March 31,		Three Months Ended March 31,
	2015	2014	2015	2014
Service cost	$51	$175	$331	$360
Interest cost	13	43	29	37
Amortization of actuarial gain	(14)	(48)	—	(4)
State administrative fees and insurance bond premiums	—	—	120	123

Net periodic benefit cost	$50	$170	$480	$516

The Predecessor does not expect to contribute to the CWP plan in 2015 as it intends to pay benefit claims as they become due. For the three months ended March 31, 2015, $88 of CWP benefit claims has been paid.

The Predecessor does not expect to contribute to the workers’ compensation plan in 2015 as it intends to pay benefit claims as they become due. For the three months ended March 31, 2015, $320 of workers’ compensation benefits, state administrative fees and surety bond premiums has been paid.

NOTE 10—FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Predecessor determines the fair value of assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. The fair value hierarchy is based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources (including LIBOR-based discount rates), while unobservable inputs reflect the Predecessor’s own assumptions of what market participants would use.

The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.

Level One—Quoted prices for identical instruments in active markets.

Level Two—The fair value of the assets and liabilities included in Level 2 are based on standard industry income approach models that use significant observable inputs, including LIBOR-based discount rates.

Level Three—Unobservable inputs significant to the fair value measurement supported by little or no market activity. The significant unobservable inputs used in the fair value measurement of the Predecessor’s third party guarantees are the credit risk of the third party and the third party surety bond markets.

In those cases when the inputs used to measure fair value meet the definition of more than one level of the fair value hierarchy, the lowest level input that is significant to the fair value measurement in its totality determines the applicable level in the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value for which the fair value option was not elected:

Long-term debt: The fair value of long-term debt is measured using unadjusted quoted market prices or estimated using discounted cash flow analyses. The discounted cash flow analyses are based on current market rates for instruments with similar cash flows.

The carrying amounts and fair values of financial instruments for which the fair value option was not elected are as follows:

	March 31, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$178,762	$156,188	$178,762	$159,109

The Predecessor’s debt obligations are valued through reference to the applicable underlying benchmark rate and, as a result, constitute Level 2 fair value measurements.

NOTE 11—COMMITMENTS AND CONTINGENT LIABILITIES:

The Predecessor is subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations (including environmental remediation), employment and contract disputes and other claims and actions arising out of the normal course of business. We accrue the estimated loss for these lawsuits and claims when the loss is probable and can be estimated. Our current estimated accruals related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of the Predecessor, and there are no material pending claims that would require disclosure in the financial statements individually or in the aggregate. It is possible that the aggregate loss in the future with respect to these lawsuits and claims could ultimately be material to the financial position, results of operations or cash flows of the Predecessor; however, such amount cannot be reasonably estimated.

Clean Water Act - Bailey Mine: CONSOL Energy received from the U.S. Environmental Protection Agency (the “EPA”) on April 8, 2011 a request for information relating to National Pollutant Discharge Element System Permit compliance at CONSOL Energy’s Bailey and Enlow Fork Mines. In response, CPCC submitted water discharge monitoring and other data to the EPA. In early 2013, the case was referred to the U.S. Department of Justice (the “DOJ”), and the Pennsylvania Department of Environmental Protection also became involved. On December 18, 2014, the DOJ provided CONSOL Energy a proposed Consent Decree to resolve certain Clean Water Act and Clean Streams Law claims against CONSOL Energy and CPCC with respect to the Pennsylvania mining complex. The parties continue to negotiate the terms of the proposed Consent Decree. CONSOL Energy has established an accrual to cover its estimated liability in this matter. This accrual is immaterial to the overall financial position of the Predecessor and was included in Other Accrued Liabilities on the Combined Balance Sheets.

At March 31, 2015, the Predecessor is contractually obligated to CONSOL Energy for the following financial guarantees, unconditional purchase obligations and letters of credit to certain third parties, as described by major category in the following table. Letters of credit to third parties, reflected below, were issued by CONSOL Energy on behalf of the Predecessor under the centralized treasury function. These amounts represent the maximum potential total of future payments that we could be required to make under these instruments. These amounts have not been reduced for potential recoveries under recourse or collateralization provisions. Generally, recoveries under reclamation bonds would be limited to the extent of the work performed at the time of the default. No amounts related to these financial guarantees and letters of credit are recorded as liabilities on the financial statements. The Predecessor’s management believes that these guarantees will expire without being funded, and therefore the commitments will not have a material adverse effect on the financial condition of the Predecessor.

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	Beyond 5 Years
Letters of Credit:
Employee-related	$3,845	$3,845	$—	$—	$—
Environmental	241	101	140	—	—

Total Letters of Credit	4,086	3,946	140	—	—

Surety Bonds:
Employee-related	9,600	9,600	—	—	—
Environmental	46,728	45,118	1,610	—	—
Other	1,189	1,189	—	—	—

Total Surety Bonds	57,517	55,907	1,610	—	—

Total Commitments	$61,603	$59,853	$1,750	$—	$—

Employee-related financial guarantees have primarily been provided to support various state workers’ compensation self-insurance programs. Environmental financial guarantees have primarily been provided to support various performance bonds related to reclamation and other environmental issues. Other guarantees have been extended to support insurance policies, legal matters, full and timely payments of mining equipment leases, and various other items necessary in the normal course of business.

The Predecessor enters into long-term unconditional purchase obligations. These purchase obligations are not recorded on the Combined Balance Sheet. As of March 31, 2015, the purchase obligations for each of the next five years and beyond were as follows:

Obligations Due	Amount
Less than 1 year	$2,702
1—3 years	—
3—5 years	—
More than 5 years	—

Total Purchase Obligations	$2,702

NOTE 12—RELATED PARTY:

The Combined Statements of Operations include expense allocations for certain corporate functions historically performed by CONSOL Energy, including allocations of general corporate expenses related to stock based compensation, legal, treasury, human resources, information technology and other administrative services. Those allocations were based primarily on specific identification, head counts and coal tons produced. Also, centralized cash management activities for CONSOL Energy were utilized for collections and payments related to normal course of business accounts receivable and payments for goods and services. The balance of receivable/payable from CONSOL Energy and other affiliates are presented as contributions/distributions in these combined financial statements. Management believes the assumptions underlying the Combined Financial Statements, including the assumptions regarding allocating general corporate expenses from CONSOL Energy are reasonable. Nevertheless, the Combined Financial Statements may not include all of the actual expenses that would have been incurred by the Predecessor and may not reflect our Combined Statement of Operations, Balance Sheet and Cash Flows had we been a stand-alone company during the periods presented. Actual costs that would have been incurred if the Predecessor had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

We believe that transactions with related parties, other than certain transactions with CONSOL Energy related to administrative services, were conducted on terms comparable to those with unrelated parties.

Purchases of supply inventory from Fairmont Supply Company, formerly a wholly owned subsidiary of CONSOL Energy, were approximately $2,292 for the three months ended March 31, 2014, and are included in Operating and Other Costs in the accompanying Combined Statements of Operations. As of December 12, 2014, Fairmont Supply Company was no longer a related party.

Charges for services from CONSOL Energy include the following:

	Three Months Ended March 31,

	2015	2014
Operating and Other Costs	$784	$562
Selling and Direct Administrative Expenses	1,126	1,504
General and Administrative Expenses—Related Party	1,047	1,251
Other Corporate Expenses—Related Party	927	2,626

Total Service from CONSOL Energy	$3,884	$5,943

The Predecessor has several related party long-term loans with CONSOL Financial Inc., a wholly owned subsidiary of CONSOL Energy, that are disclosed within Note 7—Debt. Interest Expense related to these notes was $2,407 and $2,329 for the three months ended March 31, 2015 and March 31, 2014, respectively, and is included in Interest Expense in the accompanying Combined Statements of Operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of CNX Coal Resources GP LLC

We have audited the accompanying combined balance sheets of the CNX Coal Resources LP Predecessor (the Predecessor) as of December 31, 2014 and 2013, and the related combined statements of operations, statements of comprehensive income, statement of net investment, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the CNX Coal Resources LP Predecessor at December 31, 2014 and 2013, and the results of its combined operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

April 1, 2015

CNX COAL RESOURCES LP PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	For the Years Ended December 31,
	2014	2013
Coal Revenue	$323,398	$271,467
Freight Revenue	3,353	3,556
Other Income	7,580	1,336
Gain (Loss) on Sale of Assets	148	(124)

Total Revenue and Other Income	334,479	276,235

Operating and Other Costs (Related Party of $10,694 and $11,219, respectively)	172,863	152,054
Royalties and Production Taxes	14,169	11,046
Selling and Direct Administrative Expenses (Related Party of $5,791 and $5,537, respectively)	6,444	5,687
Depreciation, Depletion and Amortization	33,949	25,306
Freight Expense	3,353	3,556
General and Administrative Expenses—Related Party	5,198	4,521
Other Corporate Expenses (Related Party of $7,944 and $7,516, respectively)	7,658	7,680
Interest Expense (Related Party of $9,534 and $9,310, respectively)	6,946	2,093

Total Costs	250,580	211,943

Net Income	$83,899	$64,292

The accompanying notes are an integral part of these combined financial statements.

CNX COAL RESOURCES LP PREDECESSOR

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

	For the Years Ended December 31,
	2014	2013
Net Income	$83,899	$64,292
Other Comprehensive Income:
Actuarially Determined Long-Term Liability Adjustments	33,439	8,419

Other Comprehensive Income	33,439	8,419

Comprehensive Income	$117,338	$72,711

The accompanying notes are an integral part of these combined financial statements.

CNX COAL RESOURCES LP PREDECESSOR

COMBINED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2014	December 31, 2013
ASSETS
Current Assets:
Cash	$3	$3
Other Receivables	384	119
Inventories	10,639	10,932
Prepaid Expenses	3,922	3,719

Total Current Assets	14,948	14,773
Property, Plant and Equipment:
Property, Plant and Equipment	686,593	631,208
Less—Accumulated Depreciation, Depletion and Amortization	287,707	256,924

Total Property, Plant and Equipment—Net	398,886	374,284
Other Assets:
Other	4,977	3,703

Total Other Assets	4,977	3,703

TOTAL ASSETS	$418,811	$392,760

LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$15,782	$17,988
Current Portion of Long Term Notes—Related Party	17,931	1,849
Current Portion of Long Term Debt—Other	330	240
Other Accrued Liabilities	35,502	34,577
Distribution Payable to CONSOL Energy	—	—

Total Current Liabilities	69,545	54,654
Long-Term Debt:
Long-Term Notes Payable—Related Party	160,831	167,391
Advanced Royalty Commitments	278	386
Capital Lease Obligations	51	32

Total Long-Term Debt	161,160	167,809
Deferred Credits and Other Liabilities:
Postretirement Benefits Other Than Pensions	5,279	36,663
Pneumoconiosis Benefits	1,250	3,677
Asset Retirement Obligations	7,961	6,861
Workers’ Compensation	2,381	2,479
Other	609	800

Total Deferred Credits and Other Liabilities	17,480	50,480

TOTAL LIABILITIES	248,185	272,943
Invested Equity:
Parent Net Investment	139,259	121,889
Accumulated Other Comprehensive Income (Loss)	31,367	(2,072)

Total Invested Equity	170,626	119,817

TOTAL LIABILITIES AND INVESTED EQUITY	$418,811	$392,760

The accompanying notes are an integral part of these combined financial statements.

CNX COAL RESOURCES LP PREDECESSOR

COMBINED STATEMENT OF NET INVESTMENT

(Dollars in thousands)

	Parent Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Invested Equity
December 31, 2012	$97,533	$(10,491)	$87,042
Net Income	64,292	—	64,292
Actuarially Determined Long-Term Liability Adjustments	—	8,419	8,419

Comprehensive Income	64,292	8,419	72,711
Net Change in Parent Advances	(39,936)	—	(39,936)

December 31, 2013	121,889	(2,072)	119,817
Net Income	83,899	—	83,899
Actuarially Determined Long-Term Liability Adjustments	—	33,439	33,439

Comprehensive Income	83,899	33,439	117,338
Net Change in Parent Advances	(66,529)	—	(66,529)

December 31, 2014	$139,259	$31,367	$170,626

The accompanying notes are an integral part of these combined financial statements.

CNX COAL RESOURCES LP PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Years Ended December 31,
	2014	2013
Cash Flows from Operating Activities:
Net Income	$83,899	$64,292
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:
Depreciation, Depletion and Amortization	33,949	25,306
Gain/(Loss) on Sale of Assets	(148)	124
Amortization of Mineral Leases	229	305
Changes in Operating Assets:
Other Receivables	(265)	214
Inventories	293	(3,537)
Prepaid Expenses	(203)	(1,134)
Changes in Other Assets	(1,274)	(513)
Changes in Operating Liabilities:
Accounts Payable	(1,751)	(1,816)
Other Operating Liabilities	925	8,342
Changes in Other Liabilities	(1,115)	2,674
Other	(430)	159

Net Cash Provided by Operating Activities	114,109	94,416

Cash Flows from Investing Activities:
Capital Expenditures	(68,061)	(82,182)
Proceeds from Sales of Assets	15,237	14,554

Net Cash Used in Investing Activities	(52,824)	(67,628)

Cash Flows from Financing Activities:
Payments on Miscellaneous Borrowings	(19)	(13)
Payments on Related Party Long-Term Notes	(1,849)	(9,591)
Proceeds from Related Party Long-Term Notes	11,371	18,893
Net Distributions to CONSOL Energy	(70,788)	(36,078)

Net Cash Used In Financing Activities	(61,285)	(26,789)

Net Change in Cash	—	(1)
Cash at Beginning of Period	3	4

Cash at End of Period	$3	$3

The accompanying notes are an integral part of these combined financial statements.

CNX COAL RESOURCES LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

NOTE 1—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

CNX Coal Resources LP (the “Partnership”) was formed by CONSOL Energy Inc. (“CONSOL Energy”) in March 2015 as a Delaware limited partnership. Upon completion of the Partnership’s proposed initial public offering (“IPO”), CONSOL Energy will contribute to the Partnership a 20% undivided interest in the combined assets, liabilities, revenues and expenses of CONSOL Pennsylvania Coal Company LLC (“CPCC”) and Conrhein Coal Company (“Conrhein”). CPCC and Conrhein’s assets and associated liabilities consist of the (i) Pennsylvania mining complex located in southwestern Pennsylvania, comprised of the Bailey mine, Enlow Fork mine and Harvey mine; (ii) coal reserves and properties associated with the Pennsylvania mining complex and (iii) preparation plant, facilities, equipment and other infrastructure associated with the Pennsylvania mining complex. The 20% undivided interest in the historical combined assets, liabilities, revenues and expenses of CPCC and Conrhein represents the Partnership’s predecessor for accounting purposes (the “Predecessor”). The accompanying financial statements and related notes include a 20% undivided interest in the assets, liabilities and results of operations of CPCC and Conrhein, presented on a proportionate basis, as of December 31, 2014 and 2013, and for the years then ended. As used in these financial statements, the terms “we,” “our,” “us,” or like terms refer to the Predecessor with respect to its 20% undivided interest in CPCC and Conrhein’s combined assets, liabilities, revenues and expenses. References in these financial statements to “CONSOL Energy” refer collectively to CONSOL Energy Inc. and its consolidated subsidiaries, other than the Predecessor.

The financial statements were prepared from separate records maintained by CONSOL Energy, CPCC and Conrhein and may not necessarily be indicative of the conditions that would have existed, or the results of operations, if CPCC and Conrhein had been operated as unaffiliated entities. As these combined financial statements represent the combination of two separate legal entities wholly owned by CONSOL Energy, the net assets of the Predecessor have been presented as a Parent Net Investment. Parent Net Investment is primarily comprised of the Predecessor’s undivided interest in (i) CONSOL Energy’s initial investment in CPCC and Conrhein (and any subsequent adjustments thereto); (ii) the accumulated net earnings; (iii) net transfers to or from CONSOL Energy, including those related to cash management functions performed by CONSOL Energy; (iv) non-cash changes in financing arrangements, including the conversion of certain related party liabilities into Parent Net Investment; and (v) corporate cost allocations. Transactions between the Predecessor and CONSOL Energy or CONSOL Energy’s other subsidiaries have been identified in the financial statements as transactions between related parties.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as various disclosures. Actual results could differ from those estimates. The most significant estimates included in the preparation of the combined financial statements are related to other postretirement benefits, coal workers’ pneumoconiosis, workers’ compensation, asset retirement obligations, contingencies, and coal reserve values.

Cash:

The Predecessor participates in CONSOL Energy’s centralized cash management system. The centralized cash management system entitles the Predecessor to issue checks against the central bank account for ongoing operations. The presented checks against the central bank account are reflected as contributions of CONSOL Energy’s equity investment. The remaining amount recorded as cash includes petty cash on hand and on deposit at banking institutions not included in the centralized cash management system.

Trade Accounts Receivable:

The Predecessor’s trade accounts receivables are sold to CONSOL Energy, without recourse, when the revenue is recognized. CONSOL Energy is responsible for collecting and servicing the trade accounts receivables. The sold receivables are reflected as a distribution of CONSOL Energy’s equity investment.

Inventories:

Inventories are stated at the lower of cost or market. The cost of coal inventories is determined by the first-in, first-out (FIFO) method. Coal inventory costs include labor, supplies, equipment costs, depreciation, depletion and amortization, operating overhead and other related costs. The cost of supplies inventory is determined by the average cost method and includes operating and maintenance supplies to be used in our coal operations.

Property, Plant and Equipment:

Property, plant and equipment is recorded at cost upon acquisition. Expenditures which extend the useful lives of existing plant and equipment are capitalized. Interest costs applicable to major asset additions are capitalized during the construction period. Costs of additional mine facilities required to maintain production after a mine reaches the production stage, generally referred to as “receding face costs,” are expensed as incurred; however, the costs of additional airshafts and new portals are capitalized. Planned major maintenance costs which do not extend the useful lives of existing plant and equipment are expensed as incurred.

Coal exploration costs are expensed as incurred. Coal exploration costs include those incurred to ascertain existence, location, extent or quality of ore or minerals before beginning the development stage of the mine.

Costs of developing new underground mines and certain underground expansion projects are capitalized. Underground development costs, which are costs incurred to make the mineral physically accessible, include costs to prepare property for shafts, driving main entries for ventilation, haulage, personnel, construction of airshafts, roof protection and other facilities.

Airshafts and capitalized mine development associated with a coal reserve are amortized on a units-of-production basis as the coal is produced so that each ton of coal is assigned a portion of the unamortized costs. We employ this method to match costs with the related revenues realized in a particular period. Rates are updated when revisions to coal reserve estimates are made. Coal reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once a year. Any material effect from changes in estimates is disclosed in the period the change occurs. Amortization of development cost begins when the development phase is complete and the production phase begins. At an underground mine, the end of the development phase and the beginning of the production phase takes place when construction of the mine for economic extraction is substantially complete. Coal extracted during the development phase is incidental to the mine’s production capacity and is not considered to shift the mine into the production phase.

Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production using the units-of-production method. Depletion of leased coal interests is computed using the units-of-production method over proven and probable coal reserves. Advance mining royalties and leased coal interests are evaluated periodically, or at a minimum once a year, for impairment issues or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any revisions are accounted for prospectively as changes in accounting estimates.

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized in Gain (Loss) on Sale of Assets in the Combined Statement of Operations.

Depreciation of plant and equipment is calculated on the straight-line method over their estimated useful lives or lease terms generally as follows:

Years
Buildings and improvements	10 to 45
Machinery and equipment	3 to 25
Leasehold improvements	Life of Lease

Costs to obtain coal lands are capitalized based on the cost at acquisition and are amortized using the units-of-production method over all estimated proven and probable reserve tons assigned and accessible to the mine. Proven and probable coal reserves exclude non-recoverable coal reserves and anticipated processing losses. Rates are updated when revisions to coal reserve estimates are made. Coal reserve estimates are reviewed when events and circumstances indicate a reserve change is needed, or at a minimum once a year. Amortization of coal interests begins when the coal reserve is produced. At an underground mine, a ton is considered produced once it reaches the surface area of the mine. Any material effect from changes in estimates is disclosed in the period the change occurs.

Impairment of Long-lived Assets:

Impairment of long-lived assets is recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying value. The carrying value of the assets is then reduced to its estimated fair value which is usually measured based on an estimate of future discounted cash flows. There were no impairment losses recognized during the years ended December 31, 2014 and 2013.

Pension:

The personnel who operate CPCC and Conrhein’s assets are employees of CONSOL Energy and participate in certain defined benefit retirement plans administered by CONSOL Energy. CONSOL Energy directly charges the Predecessor for the service costs associated with these employees that participate in the salary retirement pension plans. CONSOL Energy reflects the obligations for the salary pension plan and the related pension trust in its financial statements. The Predecessor is charged a portion of the service costs of CONSOL Energy’s defined benefit pension plan for the retirees of CPCC based on an actuarial assessment of those costs. The Predecessor’s share of those costs is reflected in Operating and Other costs in the accompanying Combined Statements of Operations. Conrhein has no current or former employees.

Postretirement Benefits Other Than Pensions:

Postretirement benefits other than pensions are accounted for in accordance with the Retirement Benefits Compensation and Non-retirement Postemployment Benefits Compensation Topics of the Financial Accounting Standards Board (FASB) Accounting Standards Codification which requires employers to accrue the cost of such retirement benefits for the employees’ active service periods. Such liabilities are determined on an actuarial basis for the Predecessor’s dedicated contract labor provided under a service agreement with CONSOL Energy.

Pneumoconiosis Benefits and Workers’ Compensation:

The Predecessor is required by federal and state statutes to provide benefits to certain current and former totally disabled employees or their dependents for awards related to coal workers’ pneumoconiosis. The Predecessor is also required by various state statutes to provide workers’ compensation benefits for employees who sustain employment related physical injuries or some types of occupational disease. Workers’ compensation benefits include compensation for their disability, medical costs, and on some occasions, the cost of rehabilitation. The provisions for estimated benefits are determined on an actuarial basis for the Predecessor’s dedicated contract labor provided under a service agreement with CONSOL Energy.

Asset Retirement Obligations:

Mine closing costs, perpetual water care costs and costs associated with dismantling and removing gas related facilities are accrued using the accounting treatment prescribed by the Asset Retirement and Environmental Obligations Topic of the FASB Accounting Standards Codification. This topic requires the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. Depreciation of the capitalized asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in Operating and Other Costs on the Combined Statements of Operations. Asset retirement obligations primarily relate to the closure of mines which includes treatment of water and the reclamation of land upon exhaustion of coal reserves.

Accrued mine closing costs, perpetual care costs and reclamation costs and costs of dismantling and removing gas-related facilities are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements.

Subsidence:

Subsidence occurs when there is sinking of surface lands due to the removal of underlying coal. The affected areas related to subsidence include stream, property, roads, pipelines and other land and surface structures. Total estimated subsidence claims are recognized in the period when the related coal has been extracted and are included in Operating and Other Costs on the Combined Statements of Operations. Due to the timing of the actual expenditures for subsidence occurring before or after the associated tonnage is mined, a related prepaid subsidence asset, long-term subsidence asset or accrued subsidence liability is recognized in Prepaid Expenses, Other Assets or Other Accrued Liabilities, respectively, on the Combined Balance Sheets.

Income Taxes:

The Predecessor is comprised of a 20% undivided interest in assets and liabilities of CPCC and Conrhein and does not share in the separate income tax consequences attributable to the owners of CPCC and Conrhein. Accordingly, no provision for federal or state income taxes has been recorded. As of December 31, 2014 and 2013, the Predecessor had no liability reported for unrecognized tax benefits and had not incurred interest and penalties related to income taxes. Following the initial public offering of the Partnership, the Partnership’s operations will be treated as a partnership for federal and state income tax purposes, with each partner being separately taxed on its share of taxable income. Therefore, the Predecessor has excluded income taxes from these financial statements.

Revenue Recognition:

Revenues are recognized when title passes to the customers. For domestic coal sales, this generally occurs when coal is loaded at the mine preparation facility. For export coal sales, revenue recognition occurs when coal is loaded onto marine vessels at terminal locations.

Freight Revenue and Expense:

Shipping and handling costs invoiced to coal customers and paid to third-party carriers are recorded as Freight Revenue and Freight Expense, respectively.

Royalty Recognition:

Royalty expenses for coal rights are included in Royalties and Production Taxes on the Combined Statements of Operations when the related revenue for the coal sale is recognized.

Contingencies:

The Predecessor, from time to time, is subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations (including environmental remediation), employment and contract disputes, and other claims and actions, arising out of the normal course of business. Liabilities are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Estimates are developed through consultation with legal counsel involved in the defense and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Legal fees associated with defending these various lawsuits and claims are expensed when incurred.

Other Comprehensive Income (Loss):

Changes in Accumulated Other Comprehensive Income / (Loss) by component were as follows:

Postretirement Benefits
Balance at December 31, 2013	$(2,072)

Other comprehensive income before reclassifications	36,909
Amounts reclassified from accumulated other comprehensive income	(3,470)

Other comprehensive income	33,439

Balance at December 31, 2014	$31,367

The following table shows the reclassification of adjustments out of Accumulated Other Comprehensive Loss:

	For the Years Ended December 31,
	2014	2013
Actuarially Determined Long-Term Liability Adjustments* (Note 11 and Note 12)
Amortization of prior service costs	$(1,865)	$(624)
Recognized net actuarial loss	437	779
Curtailment gains	(2,042)	—

Total	$(3,470)	$155

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board issued Update 2014-09—Revenue from Contracts with Customers (Topic 606). The objective of the amendments in this update is to improve financial reporting by creating common revenue recognition guidance for accounting principles generally accepted in the United States (U.S. GAAP) and International Financial Reporting Standards (IFRS). The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should disclose sufficient information, both qualitative and quantitative, to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amendments in this update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. Management believes adoption of this new guidance will not have a material impact on the Predecessor’s financial statements.

Parent Net Investment:

Parent Net Investment represents a net balance reflecting CONSOL Energy’s initial investment in the Predecessor, subsequent adjustments resulting from the operations of the Predecessor and various transactions between the Predecessor and CONSOL Energy. The balance also includes the results of the Predecessor’s participation in CONSOL Energy’s centralized cash management program and other allocated costs.

Subsequent Events:

Events and transactions subsequent to the balance sheet date have been evaluated through April 1, 2015, the date these financial statements were issued, for potential recognition or disclosure in the financial statements.

NOTE 2—ACQUISITIONS AND DISPOSITIONS:

In March 2014, the Predecessor completed a sale-leaseback of longwall shields for the Harvey mine. Cash proceeds for the sale offset the basis of $15,071; therefore, no gain or loss was recognized on the sale. The five-year lease has been accounted for as an operating lease.

In January 2013, the Predecessor completed a sale-leaseback of longwall shields for the Bailey mine. Cash proceeds for the sale were $14,233. The Predecessor recognized a loss of $72 due to transaction fees and was included in Gain (Loss) on Sale of Assets in the Combined Statements of Operations. The five-year lease has been accounted for as an operating lease.

NOTE 3—OTHER INCOME:

	For the Years Ended December 31,
	2014	2013
Coal Contract Buyout	$6,000	$—
Litigation Settlement	855	—
Business Interruption Proceeds	—	1,089
Other	725	247

Total Other Income	$7,580	$1,336

The $1,089 of Business Interruption Proceeds included in Other Income in the Combined Statements of Operations is related to the preparation plant belt collapse that occurred in 2012. On July 27, 2012, a structural failure occurred at the above-ground conveyor system at the preparation plant. The belt system conveys coal from the Bailey and Enlow Fork mines to the preparation plant. This incident caused a total of four longwalls to be idled for approximately three weeks, at which point one rebuilt conveyor belt was re-started.

NOTE 4—INTEREST EXPENSE:

	For the Years Ended December 31,
	2014	2013
Interest on Notes—Related Party	$9,534	$9,310
Interest on Other Payables, Net	1	(8)
Interest Capitalized	(2,589)	(7,209)

Total Interest Expense	$6,946	$2,093

NOTE 5—ASSET RETIREMENT OBLIGATIONS:

The reconciliation of changes in the Asset Retirement Obligations at December 31, 2014 and December 31, 2013 is as follows:

	Year Ended December 31,
	2014	2013
Balance at beginning of period	$7,662	$5,730
Accretion expense	723	540
Payments	(801)	(7)
Revisions in estimated cash flows	1,527	1,399

Balance at end of period	$9,111	$7,662

NOTE 6—INVENTORIES:

Inventories consist of the following at December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Coal	$1,718	$2,320
Supplies	8,921	8,612

Total Inventories	$10,639	$10,932

NOTE 7—PROPERTY, PLANT AND EQUIPMENT:

	December 31, 2014	December 31, 2013
Coal and other plant and equipment	$441,933	$413,745
Coal properties and surface lands	107,158	103,123
Airshafts	68,855	57,476
Mine development	65,340	53,974
Coal advance mining royalties	3,307	2,890

Total property, plant and equipment	686,593	631,208
Less: Accumulated depreciation, depletion and amortization	287,707	256,924

Total Net Property, Plant and Equipment	$398,886	$374,284

Coal reserves are controlled either through fee ownership or by lease. The duration of the leases vary; however, the lease terms generally are extended automatically to the exhaustion of economically recoverable reserves, as long as active mining continues. Coal interests held by lease provide the same rights as fee ownership for mineral extraction and are legally considered real property interests.

As of December 31, 2014 and 2013, plant and equipment includes gross assets under capital lease of $333 and $287, respectively. Accumulated amortization for capital leases was $252 and $239 at December 31, 2014 and 2013, respectively. Amortization expense for assets under capital leases approximated $19 and $10 for the years ended December 31, 2014 and 2013, respectively, and is included in Depreciation, Depletion and Amortization in the accompanying Combined Statements of Operations. See Note 10—Leases for further discussion of capital leases.

NOTE 8—OTHER ACCRUED LIABILITIES:

	December 31, 2014	December 31, 2013
Subsidence liability	$20,854	$19,660
Accrued payroll and benefits	3,253	3,170
Litigation	2,346	986
Equipment lease rental	1,948	1,329
Short-term incentive compensation	1,103	1,137
Deferred revenue	286	2,736
Other	1,955	1,748
Current portion of long-term liabilities:
Postretirement benefits other than pensions	1,540	1,738
Asset retirement obligations	1,150	801
Workers’ compensation	922	1,032
Long-term disability	121	167
Pneumoconiosis benefits	24	73

Total Other Accrued Liabilities	$35,502	$34,577

NOTE 9—LONG-TERM DEBT:

	December 31, 2014	December 31, 2013
CONSOL Financial Inc. Loan (5.46% and 5.48% weighted average interest rate at December 31, 2014 and 2013, respectively)	$178,762	$169,240
Advance royalty commitments (7.91% and 7.93% weighted average interest rate for December 31, 2014 and 2013, respectively)	578	611

	179,340	169,851
Less amounts due in one year *	18,231	2,074

Long-Term Debt	$161,109	$167,777

*	Excludes current portion of Capital Lease Obligations of $30 and $15 at December 31, 2014 and December 31, 2013, respectively.

The CONSOL Financial Inc. Loan represents multiple 10-year term notes at the applicable federal rates upon execution, which are due at various future dates.

Annual undiscounted maturities on long-term debt are as follows for the years ended December 31:

2015	$18,231
2016	49,412
2017	25,593
2018	18,268
2019	11,215
Thereafter	56,621

Total Long-Term Debt Maturities	$179,340

NOTE 10—LEASES:

The Predecessor uses various leased facilities and equipment in its operations. Future minimum lease payments under capital and operating leases, together with the present value of the net minimum capital lease payments December 31, 2014, are as follows:

	Capital Leases	Operating Leases
2015	$30	$9,271
2016	21	9,108
2017	17	8,867
2018	13	7,139
2019	4	3,120
Thereafter	—	3,576

Total minimum lease payments	$85	$41,081

Less amount representing interest (0.63%—1.88%)	4

Present value of minimum lease payments	81
Less amount due in one year	30

Total Long-Term Capital Lease Obligation	$51

Rental expense related to operating leases approximated $10,006 and $7,153 during the years ended December 31, 2014 and 2013, respectively.

NOTE 11—OTHER POSTRETIREMENT BENEFIT PLANS:

Other Postretirement Benefit Plans:

The Predecessor is contractually obligated for a portion of the medical and life insurance benefits to retired employees of CONSOL Pennsylvania Coal Company LLC (the “OPEB Plans”). The medical plans contain certain cost sharing and containment features, such as deductibles, coinsurance, health care networks and coordination with Medicare. Also, salaried employees and retirees contribute a target of 20% of the medical plan operating costs. Contributions may be higher, depending on either years of service or a combination of age and years of service at retirement. Prospective annual cost increases of up to 6% will be shared by the Predecessor and the participants based on their age and years of service at retirement. Annual cost increases in excess of 6% will be the responsibility of the participants. The eligibility requirements to participate in the plans are as follows:

•	For salaried or non-represented hourly retirees hired before January 1, 2007 who did not work in a corporate or operational support position, the eligibility requirement is either age 55 with 20 years of service or age 62 with 15 years of service for traditional retiree health coverage.

•	Salaried or non-represented hourly retirees hired or re-hired on or after January 1, 2007 who did not work in a corporate or operational support position receive a retiree medical spending allowance of $2,250 per year for each year of service at retirement.

•	Retirees who worked in corporate or operational support positions at retirement receive a fixed annual retiree medical contribution into a Health Reimbursement Account. The amount of the contribution is dependent on several factors, and the money in the account can be used to help pay for a commercial medical plan, Medicare Part B or Part D premiums, and other qualified medical expenses

On September 30, 2014, the plans were amended to reduce future benefits as of October 1, 2014. Salaried and non-represented hourly retirees as of September 30, 2014 will continue in the aforementioned OPEB Plans, which are currently anticipated to remain unchanged, until December 31, 2019, and coverage thereafter will be eliminated. Further, effective September 30, 2014, retiree medical, prescription drug and life insurance benefits are no longer provided to active employees. The Predecessor elected to make cash transition payments totaling approximately $5,341 to the active employees whose retiree medical, prescription drug, and life insurance benefits were eliminated by the changes to the OPEB Plans. These cash payments are not considered to be post-retirement benefits, and as such, they are not reflected in the actuarial calculations related to the OPEB Plans. The cash payment is reflected as expense in the Operating and Other Costs line of the Combined Statement of Operations. The amendment to the OPEB Plans resulted in a $28,375 reduction in the OPEB liability with a corresponding adjustment in Other Comprehensive Income. A curtailment gain of $2,042 was recognized in September 2014 with a corresponding adjustment in Other Comprehensive Income. The amendment also resulted in a remeasurement of the OPEB Plans at September 30, 2014.

The reconciliation of changes in the benefit obligation, plan assets and funded status of these plans at December 31, 2014 and December 31, 2013, is as follows:

	Other Postretirement Benefits
	At December 31, 2014	At December 31, 2013
Change in benefit obligation:
Benefit obligation at beginning of period	$38,401	$44,278
Service cost	741	1,236
Interest cost	1,408	1,753
Actuarial gain	(3,905)	(7,201)
Plan amendments	(28,375)	—
Participant contributions	79	199
Benefits and other payments	(1,530)	(1,864)

Benefit obligation at end of period	$6,819	$38,401

Funded status:
Current liabilities	$(1,540)	$(1,738)
Noncurrent liabilities	(5,279)	(36,663)

Net obligation recognized	$(6,819)	$(38,401)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$(3,796)	$(8,119)
Prior service credit	26,264	1,572

Net amount recognized	$22,468	$(6,547)

The components of net periodic benefit costs are as follows:

	Other Postretirement Benefits
	For the Years Ended December 31,
	2014	2013
Components of net periodic benefit cost:
Service cost	$741	$1,236
Interest cost	1,408	1,753
Amortization of prior service credits	(1,865)	(624)
Recognized net actuarial loss	640	1,146
Curtailment gain recognized	(2,042)	—

Net periodic benefit cost (credit)	$(1,118)	$3,511

Amounts included in accumulated other comprehensive income, expected to be recognized in 2015 net periodic benefit costs:

Prior service credit recognition	$5,253
Actuarial loss recognition	$(1,297)

Assumptions:

The weighted-average assumptions used to determine benefit obligations are as follows:

	At December 31, 2014	At December 31, 2013
Discount rate	1.84%	4.88%

The discount rates are determined using a Predecessor-specific yield curve model (above-mean) developed with the assistance of an external actuary. The Predecessor-specific yield curve models (above-mean) use a subset of the expanded bond universe to determine the Predecessor-specific discount rate. Bonds used in the yield curve are rated AA by Moody’s or Standard & Poor’s as of the measurement date. The yield curve models parallel the plans’ projected cash flows, and the underlying cash flows of the bonds included in the models exceed the cash flows needed to satisfy the Predecessor’s plans.

The weighted-average assumptions used to determine net periodic benefit costs are as follows:

	At December 31, 2014	At December 31, 2013
Discount rate	4.88%	4.05%

The assumed health care cost trend rates are as follows:

	At December 31, 2014	At December 31, 2013
Health care cost trend rate for next year	6.03%	6.17%
Rate to which the cost trend is assumed to decline (ultimate trend rate)	4.50%	4.50%
Year that the rate reaches ultimate trend rate	2026	2026

Assumed health care cost trend rates have a significant effect on the amounts reported for the medical plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$284	$(230)
Effect on accumulated postretirement benefit obligation	$187	$(194)

Assumed discount rates also have a significant effect on the amounts reported for the other postemployment benefit costs. A one-quarter percentage point change in assumed discount rate would have the following effect on benefit costs:

	0.25 Percentage Point Increase	0.25 Percentage Point Decrease
Other postemployment benefits costs (decrease) increase	$(149)	$158

Plan Assets:

There are no assets in the other postretirement benefit plans at December 31, 2014 or December 31, 2013.

Cash Flows:

The Predecessor does not expect to contribute to the other postemployment benefit plan in 2015. We intend to pay benefit claims as they are due.

The following benefit payments, reflecting expected future service, are expected to be paid:

Other Postretirement Benefits
2015	$1,540
2016	1,477
2017	1,421
2018	1,373
2019	1,312
Year 2020-2024	—

NOTE 12—COAL WORKERS’ PNEUMOCONIOSIS (CWP) AND WORKERS’ COMPENSATION:

The Predecessor is contractually obligated for medical and disability benefits to CPCC employees and their dependents resulting from occurrences of coal workers’ pneumoconiosis disease (“CWP”). Conrhein has no current or former employees. The Predecessor is also responsible under various state statutes for pneumoconiosis benefits. The calculation of the actuarial present value of the estimated pneumoconiosis obligation is based on an annual actuarial study by external actuaries and uses assumptions regarding disability incidence, medical costs, indemnity levels, mortality, death benefits, dependents and interest rates which are derived from actual Predecessor experience and outside sources. Although recent CWP legislation has not had a significant impact on the liability, the Predecessor has noticed an increase in claims. Actuarial gains or losses can result from differences in incident rates and severity of claims filed as compared to original assumptions.

The Predecessor is also contractually responsible to compensate individuals who sustain employment related physical injuries or some types of occupational diseases and, on some occasions, for costs of their rehabilitation. Workers’ compensation laws will also compensate survivors of workers who suffer employment related deaths. Workers’ compensation laws are administered by state agencies with each state having its own set of rules and regulations regarding compensation that is owed to an employee that is injured in the course of employment. The Predecessor primarily provides for these claims through a self-insurance program. The Predecessor recognizes an actuarial present value of the estimated workers’ compensation obligation calculated by independent actuaries. The calculation is based on claims filed and an estimate of claims incurred but not yet reported as well as various assumptions. The assumptions include discount rate, future healthcare trend rate, benefit duration and recurrence of injuries. Actuarial gains associated with workers’ compensation have resulted from discount rate changes, several years of favorable claims experience, various favorable state legislation changes and overall lower incident rates than our assumptions.

	CWP		Workers’ Compensation
	December 31,		December 31,
	2014	2013	2014	2013
Change in benefit obligation:
Benefit obligation at beginning of period	$3,750	$3,805	$3,511	$2,871
State administrative fees and insurance bond premiums	—	—	493	493
Service, legal and administrative cost	698	501	1,440	1,478
Expenses paid	(24)	—	—	—
Interest cost	171	149	148	111
Actuarial gain	(3,253)	(632)	(1,251)	(258)
Benefits paid	(68)	(73)	(1,038)	(1,184)

Benefit obligation at end of period	$1,274	$3,750	$3,303	$3,511

Current liabilities	$(24)	$(73)	$(922)	$(1,032)
Noncurrent liabilities	(1,250)	(3,677)	(2,381)	(2,479)

Net obligation recognized	$(1,274)	$(3,750)	$(3,303)	$(3,511)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial gain	$6,137	$3,077	$2,675	$1,440

Net amount recognized	$6,137	$3,077	$2,675	$1,440

The components of the net periodic cost are as follows:

	CWP		Workers’ Compensation
	For the Years Ended December 31,		For the Years Ended December 31,
	2014	2013	2014	2013
Service cost	$698	$501	$1,440	$1,478
Interest cost	171	149	148	111
Recognized net actuarial gain	(192)	(348)	(16)	(44)
State administrative fees and insurance bond premiums	—	—	493	493

Net periodic cost	$677	$302	$2,065	$2,038

Amounts included in accumulated other comprehensive income, expected to be recognized in 2015 net periodic benefit costs:

	CWP Benefits	Workers’ Compensation Benefits
Actuarial gain recognition	$56	$1

Assumptions:

The weighted-average discount rate used to determine benefit obligations and net periodic costs are as follows:

	CWP		Workers’ Compensation
	At December 31,	At December 31,	At December 31,	At December 31,
	2014	2013	2014	2013
Benefit obligations	4.21%	4.75%	3.84%	4.57%
Net periodic costs	4.75%	4.03%	4.57%	3.95%

Assumed discount rates have a significant effect on the amounts reported for both CWP benefits and Workers’ Compensation costs. A one-quarter percentage point change in assumed discount rate would have the following effect on benefit costs:

	0.25 Percentage Point Increase	0.25 Percentage Point Decrease
CWP costs (decrease) increase	$(18)	$19
Workers’ Compensation costs (decrease) increase	$(12)	$13

Cash Flows:

The Predecessor does not intend to make contributions to the CWP or Workers’ Compensation plans in 2015. We intend to pay benefit claims as they become due.

The following benefit payments, which reflect expected future claims as appropriate, are expected to be paid:

		Workers’ Compensation
	CWP Benefits	Total Benefits	Actuarial Benefits	Other Benefits
2015	$24	$1,043	$922	$121
2016	20	1,036	912	124
2017	20	1,040	912	127
2018	22	1,048	917	131
2019	24	1,056	922	134
Year 2020-2024	165	5,504	4,783	721

NOTE 13—OTHER BENEFIT PLANS:

Salaried Pension:

The Predecessor is contractually obligated to fund 20% of the service costs for CONSOL Pennsylvania Coal Company LLC employees, which provide mining services to the Predecessor, that participate in the CONSOL Energy Salaried Pension Plan. CONSOL Energy has non-contributory defined benefit retirement plans covering substantially all salaried employees. The benefits for these plans are based primarily on years of service and employees’ salaries near retirement. On September 30, 2014, the qualified pension plan was amended to reduce future accruals of pension benefits as of December 31, 2014. The plan amendment called for a hard freeze of the defined benefit pension plan on December 31, 2014 for employees who were under age 40 or had less than 10 years of service as of September 30, 2014. In addition, employees hired or rehired on or after October 1, 2014 are not eligible to participate in the plan; however, beginning January 1, 2015, the Predecessor will contribute an additional 3% of eligible compensation into the 401(k) plan accounts for these affected employees. Employees who were age 40 or over and had at least 10 years of service as of September 30, 2014 will continue in the defined benefit pension plan unchanged. The Predecessor costs of these benefits during the years ended December 31, 2014 and 2013 were $1,402 and $1,464, respectively. These amounts are funded to CONSOL

Energy as a component of parent advances. The Predecessor expects to fund comparable amounts in future periods. These costs are reflected in Other Corporate Expenses in the Combined Statements of Operations.

Investment Plan:

The Predecessor is contractually obligated to fund 20% of CONSOL Pennsylvania Coal Company LLC’s portion of CONSOL Energy’s investment plan. CONSOL Energy’s investment plan is available to all domestic, non-represented employees. CONSOL Energy’s plan includes company matching of 6% of eligible compensation contributed for all non-represented employees of CONSOL Pennsylvania Coal Company LLC. Total payments and costs were $612 and $584 for the years ended December 31, 2014 and 2013, respectively.

Long-Term Disability:

The Predecessor is contractually obligated for a Long-Term Disability Plan available to all eligible full-time salaried employees of CONSOL Pennsylvania Coal Company LLC. The benefits for this plan are based on a percentage of monthly earnings, offset by all other income benefits available to the disabled.

	For the Years Ended
	December 31, 2014	December 31, 2013
Benefit costs	$126	$198
Discount rate assumption used to determine net periodic benefit costs	3.53%	3.04%

Long-Term Disability related liabilities are included in Deferred Credits and Other Liabilities–Other and Other Accrued Liabilities on the Combined Balance Sheets and amounted to $527 and $664 at December 31, 2014 and 2013, respectively.

NOTE 14—SUPPLEMENTAL CASH FLOW INFORMATION:

For the years ended December 31, 2014 and 2013, the Predecessor paid interest expense, net of capitalized interest, of $6,949 and $2,090, respectively.

The following are non-cash transactions that impact the investing and financing activities of the Predecessor. For non-cash transactions that relate to acquisitions and dispositions, refer to Note 2.

As of December 31, 2014 and 2013, the Predecessor purchased goods and services related to capital projects in the amount of $454 and $1,226, respectively, that are included in accounts payable.

The Predecessor obtains capital lease arrangements for company-used vehicles. For the years ended December 31, 2014 and 2013, the Predecessor entered into non-cash capital lease arrangements of $52 and $34, respectively.

As of December 31, 2014 and 2013, there were capital equipment transfers of $4,259 and $3,858, respectively, between the Predecessor and CONSOL Energy that are included in Parent Net Investment.

NOTE 15—CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS:

The Predecessor markets thermal coal and metallurgical coal principally to electric utilities in the eastern United States.

For the years ended December 31, 2014 and 2013, sales to our coal customers, Duke Energy and GenOn Energy Management, each exceeded 10% of our revenues, and for the year ended December 31, 2013 sales to XCoal Energy & Resources and South Carolina Public Service Commission each exceeded 10% of our revenues.

NOTE 16—FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Predecessor determines the fair value of assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. The fair value hierarchy is based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources (including LIBOR-based discount rates), while unobservable inputs reflect the Predecessor’s own assumptions of what market participants would use.

The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.

Level One—Quoted prices for identical instruments in active markets.

Level Two—The fair value of the assets and liabilities included in Level 2 are based on standard industry income approach models that use significant observable inputs, including LIBOR-based discount rates.

Level Three—Unobservable inputs significant to the fair value measurement supported by little or no market activity. The significant unobservable inputs used in the fair value measurement of the Predecessor’s third party guarantees are the credit risk of the third party and the third party surety bond markets.

In those cases when the inputs used to measure fair value meet the definition of more than one level of the fair value hierarchy, the lowest level input that is significant to the fair value measurement in its totality determines the applicable level in the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value for which the fair value option was not elected:

Long-term debt: The fair value of long-term debt is measured using unadjusted quoted market prices or estimated using discounted cash flow analyses. The discounted cash flow analyses are based on current market rates for instruments with similar cash flows.

The carrying amounts and fair values of financial instruments for which the fair value option was not elected are as follows:

	December 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$178,762	$159,109	$169,240	$149,915

The Predecessor’s debt obligations are valued through reference to the applicable underlying benchmark rate and, as a result, constitute Level 2 fair value measurements.

NOTE 17—COMMITMENTS AND CONTINGENT LIABILITIES:

The Predecessor is subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations (including environmental remediation), employment and contract disputes and other claims and actions arising out of the normal course of business. We accrue the estimated loss for these lawsuits and claims when the loss is probable and can be estimated. Our current estimated accruals related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of the Predecessor, and there are no material pending claims that would require disclosure in the financial statements individually or in the aggregate. It is possible that the aggregate loss in the future with respect to these lawsuits and claims could ultimately be material to the financial position, results of operations or cash flows of the Predecessor; however, such amount cannot be reasonably estimated.

At December 31, 2014, the Predecessor is contractually obligated to CONSOL Energy for the following financial guarantees, unconditional purchase obligations and letters of credit to certain third parties, as described by major category in the following table. Letters of credit to third parties, reflected below, were issued by CONSOL Energy on behalf of the Predecessor under the centralized treasury function. These amounts represent the maximum potential total of future payments that we could be required to make under these instruments. These amounts have not been reduced for potential recoveries under recourse or collateralization provisions. Generally, recoveries under reclamation bonds would be limited to the extent of the work performed at the time of the default. No amounts related to these financial guarantees and letters of credit are recorded as liabilities on the financial statements. The Predecessor’s management believes that these guarantees will expire without being funded, and therefore the commitments will not have a material adverse effect on the financial condition of the Predecessor.

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	Beyond 5 Years
Letters of Credit:
Employee-related	$3,845	$3,845	$—	$—	$—
Environmental	241	101	140	—	—

Total Letters of Credit	4,086	3,946	140	—	—

Surety Bonds:
Employee-related	7,960	7,960	—	—	—
Environmental	46,285	46,285	—	—	—
Other	1,208	1,208	—	—	—

Total Surety Bonds	55,453	55,453	—	—	—

Total Commitments	$59,539	$59,399	$140	$—	$—

Employee-related financial guarantees have primarily been provided to support various state workers’ compensation self-insurance programs. Environmental financial guarantees have primarily been provided to support various performance bonds related to reclamation and other environmental issues. Other guarantees have been extended to support insurance policies, legal matters, full and timely payments of mining equipment leases, and various other items necessary in the normal course of business.

The Predecessor enters into long-term unconditional purchase obligations. These purchase obligations are not recorded on the Combined Balance Sheet. As of December 31, 2014, the purchase obligations for each of the next five years and beyond were as follows:

Obligations Due	Amount
Less than 1 year	$2,464
1—3 years	—
3—5 years	—
More than 5 years	—

Total Purchase Obligations	$2,464

NOTE 18—RELATED PARTY:

The Combined Statements of Operations include expense allocations for certain corporate functions historically performed by CONSOL Energy, including allocations of general corporate expenses related to stock based compensation, legal, treasury, human resources, information technology, engineering, and other administrative services. Those allocations were based primarily on specific identification, head counts and coal tons produced. Also, centralized cash management activities for CONSOL Energy were utilized for collections and payments related to normal course of business accounts receivable and payments for goods and services. The balance of receivable/payable from CONSOL Energy and other affiliates are presented as contributions/distributions in these combined financial statements. Management believes the assumptions underlying the Combined Financial Statements, including the assumptions regarding allocating general corporate expenses from CONSOL Energy are reasonable. Nevertheless, the Combined Financial Statements may not include all of the actual expenses that would have been incurred by the Predecessor and may not reflect our Combined Statement of Operations, Balance Sheet and Cash Flows had we been a stand-alone company during the periods presented. Actual costs that would have been incurred if the Predecessor had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

We believe that transactions with related parties, other than certain transactions with CONSOL Energy related to administrative services, were conducted on terms comparable to those with unrelated parties.

Purchases of supply inventory from Fairmont Supply Company, formerly a wholly owned subsidiary of CONSOL Energy, were approximately $8,680 and $9,171 for the years ended December 31, 2014 and 2013, respectively, and are included in Operating and Other Costs in the accompanying Combined Statements of Operations.

Charges for services from CONSOL Energy include the following:

	Year Ended December 31,
	2014	2013
Operating and Other Costs	$2,014	$2,048
Selling and Direct Administrative Expenses	5,791	5,537
General and Administrative Expenses—Related Party	5,198	4,521
Other Corporate Expenses	7,944	7,516

Total Service from CONSOL Energy	$20,947	$19,622

The Predecessor has several related party long-term loans with CONSOL Financial Inc., a wholly owned subsidiary of CONSOL Energy, that are disclosed within Note 9. Payments on the loans for the years ended December 31, 2014 and 2013 were $1,849 and $9,591, respectively. Proceeds from additional loans for the years ended December 31, 2014 and 2013 were $11,371 and $18,893, respectively. Interest Expense was $9,534 and $9,310 for the years ended December 31, 2014 and 2013, respectively, and is included in Interest Expense in the accompanying Combined Statements of Operations.

SUPPLEMENTAL COAL DATA (UNAUDITED)

The table below represents our 20% undivided interest in the proved and probable reserves as of December 31, 2014 and December 31, 2013.

	For the Year Ended December 31,
	2014	2013
	(Thousands of Tons)
Proved and probable reserves at beginning of period	125,066	131,437
Purchased reserves	1	1
Reserves sold in place	—	(2,037)
Production	(5,213)	(4,287)
Revisions and other changes	37,273	(48)

Consolidated proved and probable reserves at end of period*	157,127	125,066

*	Proved and probable coal reserves are the equivalent of “demonstrated reserves” under the coal resource classification system of the U.S. Geological Survey. Generally, these reserves would be commercially mineable at year-end prices and cost levels, using current technology and mining practices.

Our coal reserves are located in southwestern Pennsylvania and the northern panhandle of West Virginia. At December 31, 2014, 157,127 tons of proven and probable reserves were assigned and/or accessible to our three active mines (Bailey, Enlow Fork and Harvey mines). Of the 2014 total reserves, Enlow Fork mine equates to 64,568 tons, Bailey Mine to 50,900 tons and Harvey Mine to 41,659 tons. On average, 100 percent of the reserves have a sulfur content equivalent to greater than 2.5 pounds sulfur dioxide per million British Thermal Units (Btu). Of the 2014 reserve average of 3.6 pounds sulfur dioxide per million Btu, Enlow Fork mine equates to 3.4, Bailey mine to 3.4 and Harvey mine to 4.1.

Our estimate of proven and probable coal reserves has been determined by CONSOL Energy’s geologists and mining engineers. CONSOL Energy geologists and mining engineers completed an extensive re-evaluation of the longwall mineable Pittsburgh seam during 2014. The re-evaluations included the use of mine specific assumptions and mine plans versus general mine recovery factors and general parameters. To date, approximately 98% of our operations have been re-evaluated using mine specific parameters as opposed to an assumed average mining recovery factor. The 2014 re-evaluations resulted in an increase of 37,273 tons, or 29.8%, over the 2013 reserve estimates. Approximately 98% of our reserves were audited by Golder Associates Inc. in 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of CNX Coal Resources LP

We have audited the accompanying balance sheet of CNX Coal Resources LP (the Partnership) as of March 27, 2015. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Accounting Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of CNX Coal Resources LP at March 27, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

April 1, 2015

CNX COAL RESOURCES LP

BALANCE SHEET

MARCH 27, 2015

Assets

Total Assets	$—
Partners’ Capital
Limited Partner	$980
General Partner	20
Less: Notes Receivable from Limited Partner	(980)
Less: Note Receivable from General Partner	(20)

Total Partners’ Capital	$—

The accompanying notes are an integral part of this balance sheet.

CNX COAL RESOURCES LP

NOTES TO BALANCE SHEET

1. Description of the Business

CNX Coal Resources LP (the “Partnership”) is a Delaware limited partnership formed on March 16, 2015. CNX Coal Resources GP LLC (the “General Partner”) is a Delaware limited liability company formed on March 16, 2015 and is the general partner of the Partnership. CONSOL Energy Inc., a Delaware Corporation (the “Limited Partner”), is the limited partner and is the parent of the General Partner.

On March 26, 2015, the Limited Partner contributed $980 in the form of a note receivable to the Partnership in exchange for a 98% limited partner interest. The General Partner contributed $20 in the form of a note receivable to the Partnership in exchange for a 2% general partner interest. There have been no other transactions involving the Partnership as of March 27, 2015.

2. Subsequent Events

Events and transactions subsequent to the balance sheet date have been evaluated through April 1, 2015, the date the balance sheet was issued, for potential recognition or disclosure.

Appendix A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

CNX COAL RESOURCES LP

A Delaware Limited Partnership

Dated as of

[                    ], 2015

FIRST AMENDED AND RESTATED AGREEMENT OF

LIMITED PARTNERSHIP OF CNX COAL RESOURCES LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CNX COAL RESOURCES LP, dated as of [                    ], 2015, is entered into by and between CNX COAL RESOURCES GP LLC, a Delaware limited liability company, as the General Partner, and CONSOL ENERGY INC., a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Additional Book Basis” means, with respect to any Adjusted Property, the portion of the Carrying Value of such Adjusted Property that is attributable to positive adjustments made to such Carrying Value as determined in accordance with the provisions set forth below in this definition of Additional Book Basis. For purposes of determining the extent to which Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event; and

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property; provided that the provisions of the immediately preceding sentence shall apply to the determination of the Additional Book Basis Derivative Items attributable to Disposed of Adjusted Property.

“Adjusted Capital Account” means, with respect to any Partner, the balance in such Partner’s Capital Account at the end of each taxable period of the Partnership after giving effect to the following adjustments: (a) credit to such Capital Account any amount which such Partner is (i) obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) or (ii) deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (b) debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period less (b) (i) the amount of any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, (ii) the amount of any expenditures or payments during such period using the proceeds of the Initial Public Offering as described under “Use of Proceeds” in the IPO Registration Statement that would otherwise constitute Operating Expenditures in the absence of clause (c)(vi) of the definition of “Operating Expenditures” and (iii) the amount of any net decrease in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and plus (c) (i) the amount of any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, (ii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(iii) above and (iii) the amount of any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of “Operating Surplus.”

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or Section 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” has the meaning given such term in Section 5.11(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate in the context in which the term “Agreed Allocation” is used).

“Agreed Value” of (a) a Contributed Property means the fair market value of such property or asset at the time of contribution and (b) an Adjusted Property means the fair market value of such Adjusted Property on the date of the Revaluation Event, in each case as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of CNX Coal Resources LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of:

(i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter; and

(ii) if the General Partner so determines, all or any portion of additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) (i) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter or (ii) available to be borrowed as Working Capital Borrowings as of the date of determination of Available Cash with respect to such Quarter; less

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to:

(i) provide for the proper conduct of the business of the Partnership Group (including cash reserves for future capital expenditures, future acquisitions and anticipated future debt service requirements of the Partnership Group) subsequent to such Quarter;

(ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject; or

(iii) provide funds for distributions under Section 6.4 or Section 6.5 in respect of any one or more of the next four Quarters;

provided, however, that the General Partner may not establish cash reserves pursuant to subclause (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; provided, further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the General Partner, its board of directors or board of managers if the General Partner is a corporation or limited liability company, or the board of directors or board of managers of the general partner of the General Partner if the General Partner is a limited partnership, as applicable.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means a Revaluation Event that gives rise to a Net Termination Loss.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means a Revaluation Event that gives rise to a Net Termination Gain.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Pennsylvania shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, stock acquisition, merger or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing, over the long term, the operating capacity or capital asset base of the Partnership Group from the operating capacity or capital asset base of the Partnership Group existing immediately prior to such transaction. For purposes of this definition, “long term” generally refers to a period of time greater than twelve months.

“Capital Contribution” means (a) any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) current distributions that a Partner is entitled to receive but otherwise waives.

“Capital Improvement” means (a) the construction of new capital assets by a Group Member, (b) the replacement, improvement or expansion of existing capital assets by a Group Member or (c) a capital contribution by a Group Member to a Person that is not a Subsidiary in which a Group Member has, or after such capital contribution will have, directly or indirectly, an equity interest, to fund such Group Member’s pro rata share of the cost of the construction of new, or the replacement, improvement or expansion of existing, capital assets by such Person, in each case if and to the extent such construction, replacement, improvement or expansion is made to increase, over the long term, the operating capacity or capital asset base of the Partnership Group, in the case of clause (a) and clause (b), or such Person, in the case of clause (c), from the operating capacity or capital asset base of the Partnership Group or such Person, as the case may be, existing immediately prior to such construction, replacement, improvement, expansion or capital contribution. For purposes of this definition, “long term” generally refers to a period of time greater than twelve months.

“Capital Surplus” means Available Cash distributed by the Partnership in excess of Operating Surplus, as described in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and other cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination; provided, however, that the Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d) to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable to the Partnership or any Limited Partner for intentional fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate, in such form (including in global form if permitted by applicable rules and regulations of The Depository Trust Company or its successors and assigns) as may be adopted by the General Partner, issued by the Partnership and evidencing ownership of one or more classes of Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“CESC” means CONSOL Energy Sales Company, a Delaware corporation.

“Citizenship Eligibility Trigger” has the meaning given such term in Section 4.9(a)(ii).

“claim” or “claims” (for purposes of Section 7.12(g)) has the meaning given such term in Section 7.12(g).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the IPO Underwriters pursuant to the provisions of the IPO Underwriting Agreement.

“Closing Price” for any day, with respect to Limited Partner Interests of a particular class, means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the last closing bid and ask prices on such day, regular way, in either case as reported on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the average of the high bid and low ask prices on such day in the over-the-counter market, as reported by such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and ask prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“CNX Thermal” means CNX Thermal Holdings LLC, a Delaware limited liability company.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning given such term in Section 11.3(a).

“Commences Commercial Service” means the date upon which a Capital Improvement is first put into or commences commercial service by a Group Member following completion of construction, replacement, improvement or expansion and testing, as applicable.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Limited Partner Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not include a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed of two or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner (other than Group Members), (c) is not a holder of any ownership interest in the General Partner or its Affiliates or the Partnership Group other than (i) Common Units and (ii) awards that are granted to such director in his or her capacity as a director under any long-term incentive plan, equity compensation plan or similar plan implemented by the General Partner or the Partnership and (d) is determined by the Board of Directors to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading (or if no such National Securities Exchange, the New York Stock Exchange).

“Conrhein” means Conrhein Coal Company, a Pennsylvania general partnership.

“CONSOL” means CONSOL Energy Inc., a Delaware corporation.

“Construction Debt” means debt incurred to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on other Construction Debt or (c) distributions (including incremental Incentive Distributions) on Construction Equity.

“Construction Equity” means equity issued to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt or (c) distributions (including incremental Incentive Distributions) on other Construction Equity. Construction Equity does not include equity issued in the Initial Public Offering.

“Construction Period” means the period beginning on the date that a Group Member enters into a binding obligation to commence a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that the Group Member abandons or disposes of such Capital Improvement.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property or other asset shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of [                    ], 2015, by and among CONSOL, the General Partner, the Partnership and the Operating Company, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“CPCC” means CONSOL Pennsylvania Coal Company LLC, a Delaware limited liability company.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, as of any date for any class of Limited Partner Interests, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance” has the meaning given such term in Section 5.3(c).

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

“Derivative Partnership Interests” means any options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative securities relating to, convertible into or exchangeable for Partnership Interests.

“Disposed of Adjusted Property” has the meaning given such term in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” has the meaning given such term in Section 4.9(b).

“Eligible Holder” means a Limited Partner whose, or whose owners’ (a) U.S. federal income tax status or lack of proof of U.S. federal income tax status does not have and is not reasonably likely to have, as determined by the General Partner, the material adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status does not create and is not reasonably likely to create, as determined by the General Partner, a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii).

“Estimated Incremental Quarterly Tax Amount” has the meaning given such term in Section 6.9.

“Estimated Maintenance Capital Expenditures” means an estimate made in good faith by the Board of Directors of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur to maintain, over the long term, the operating capacity or capital asset base of the Partnership Group (including the Partnership’s proportionate share of the average quarterly Maintenance Capital Expenditures of its subsidiaries that are not wholly owned) existing at the time the estimate is made. The estimate will be made at least annually and additionally whenever an event occurs that is likely to result in a material adjustment to the amount of future Estimated Maintenance Capital Expenditures. The Partnership shall disclose to the Limited Partners any material change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

“Event Issue Value” means, with respect to any Common Unit as of any date of determination, (i) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units, or (ii) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

“Event of Withdrawal” has the meaning given such term in Section 11.1(a).

“Excess Additional Book Basis” has the meaning given such term in the definition of “Additional Book Basis Derivative Items.”

“Excess Distribution” has the meaning given such term in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” has the meaning given such term in Section 6.1(d)(iii)(A).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“Expansion Capital Expenditures” means cash expenditures for Capital Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Final Subordinated Units” has the meaning given such term in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” has the meaning given such term in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.58938 per Unit per Quarter (or, with respect to the Initial Period, it means the product of $0.58938 multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period plus (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means CNX Coal Resources GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the equity interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. For purposes of determining the Percentage Interest attributable to the General Partner at any point in time, the General Partner Interest shall be deemed to be represented by a specific number of hypothetical limited partner units, and the Percentage Interest attributable to the General Partner Interest shall equal the ratio of the number of such hypothetical limited partner units to the sum of the total number of Units and the number of hypothetical limited partner units. After giving effect to the Initial Public Offering, including any exercise of the Over-Allotment Option and the Deferred Issuance, the Percentage Interest attributable to the General Partner Interest shall be 2%, which for the purposes of this definition equates to 473,921 hypothetical limited partner units. In connection with the issuance of additional Limited Partner Interests by the Partnership as described in Section 5.2(b), (i) if the General Partner makes additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall be increased as necessary to maintain the Percentage Interest attributable to the General Partner Interest at the level it was immediately prior to such issuance and (ii) if the General Partner does not make additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall stay the same, which shall result in a reduction of the Percentage Interest attributable to the General Partner Interest.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means two or more Persons that have, or with or through any of their respective Affiliates or Associates have, any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of a Group Member to fluctuations in, for example, interest rates, the price of commodities, basis differentials or currency exchange rates in their operations or financing activities and not for speculative purposes.

“Holder” means any of the following:

(a) the General Partner who is the Record Holder of Registrable Securities;

(b) any Affiliate of the General Partner who is the Record Holder of Registrable Securities (other than natural persons who are Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates);

(c) any Person who has been the General Partner within the prior two years and who is the Record Holder of Registrable Securities;

(d) any Person who has been an Affiliate of the General Partner within the prior two years and who is the Record Holder of Registrable Securities (other than natural persons who were Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates); and

(e) a transferee and current Record Holder of Registrable Securities to whom the transferor of such Registrable Securities, who was a Holder at the time of such transfer, assigns its rights and obligations under this Agreement; provided, such transferee agrees in writing to be bound by the terms of this Agreement and provides its name and address to the Partnership promptly upon such transfer.

“IDR Reset Common Units” has the meaning given such term in Section 5.11(a).

“IDR Reset Election” has the meaning given such term in Section 5.11(a).

“Incentive Distribution Right” means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest).

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and Sections 6.4(b)(iii), (iv) and (v).

“Incremental Income Taxes” has the meaning given such term in Section 6.9.

“Indemnified Persons” has the meaning given such term in Section 7.12(g)(i).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of (i) any Group Member, the General Partner or any Departing General Partner or (ii) any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as a manager, managing member, general partner, director, officer, fiduciary or trustee of another Person owing a fiduciary duty to any Group Member; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s status, service or relationship exposes such Person to potential claims, demands, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” has the meaning given such term in Section 4.9(c).

“Initial Common Units” means the Common Units sold in the Initial Public Offering.

“Initial Limited Partners” means CONSOL (with respect to its Limited Partner Interest as the Organizational Limited Partner and the Common Units and Subordinated Units received by it pursuant to Section 5.3(a)), the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.2(a)) and the IPO Underwriters upon the issuance by the Partnership of Common Units as described in Section 5.3(b) in connection with the Initial Public Offering.

“Initial Period” means the portion of the fiscal quarter commencing on the Closing Date and ending on September 30, 2015.

“Initial Public Offering” means the initial offering and sale of Common Units to the public (including the offer and sale of Common Units pursuant to the Over-Allotment Option), as described in the IPO Registration Statement.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Common Units were first offered to the public for sale as set forth on the cover page of the IPO Prospectus or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) issuances of equity interests of any Group Member (including the Common Units sold to the IPO Underwriters in the Initial Public Offering) to anyone other than the Partnership Group; (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; and (d) capital contributions received by a Group Member.

“IPO Prospectus” means the final prospectus relating to the Initial Public Offering dated [                    ], 2015 and filed by the Partnership with the Commission pursuant to Rule 424 of the Securities Act on [                    ], 2015.

“IPO Registration Statement” means the Registration Statement on Form S-1 (File No. 333-203165), as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Public Offering.

“IPO Underwriter” means each Person named as an underwriter in [Exhibit A] to the IPO Underwriting Agreement who purchases Common Units pursuant thereto.

“IPO Underwriting Agreement” means that certain Underwriting Agreement dated as of [                    ], 2015 among the IPO Underwriters, CONSOL, the General Partner and the Partnership, providing for the purchase of Common Units by the IPO Underwriters.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means an equity interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof (but excluding Derivative Partnership Interests), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner pursuant to the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (d) of the third sentence of Section 12.1, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“lower tier partnership” has the meaning given such term in Section 6.1(d)(xii)(D).

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) by a Group Member made to maintain, over the long term, the operating capacity or capital asset base of the Partnership Group. For purposes of this definition, “long term” generally refers to a period of time greater than twelve months.

“Merger Agreement” has the meaning given such term in Section 14.1.

“Minimum Quarterly Distribution” means $0.5125 per Unit per Quarter (or, with respect to the Initial Period, it means the product of $0.5125 multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

“Net Agreed Value” means (a) in the case of any Contributed Property, the Agreed Value of such property or other asset reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property or other asset is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, however, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, however, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable period, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event; provided, however, that the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable period, (a) the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) the excess, if any, of the aggregate amount of Unrealized Loss over the aggregate amount of Unrealized Gain deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event; provided, however, that the items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Noncompensatory Option” has the meaning set forth in Treasury Regulation Section 1.721-2(f).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice” means a written request from a Holder pursuant to Section 7.12 which shall (a) specify the Registrable Securities intended to be registered, offered and sold by such Holder, (b) describe the nature or method of the proposed offer and sale of Registrable Securities and (c) contain the undertaking of such Holder to provide all such information and materials and take all action as may be required or appropriate in order to permit the Partnership to comply with all applicable requirements and obligations in connection with the registration and disposition of such Registrable Securities pursuant to Section 7.12.

“Notice of Election to Purchase” has the meaning given such term in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of [                    ], 2015, among CONSOL, the General Partner, the Partnership, the Operating Company, CNX Thermal, Conrhein, CPCC and CESC, as such agreement may be amended, supplemented or restated from time to time.

“Operating Agreement” means that certain Pennsylvania Mine Complex Operating Agreement, dated as of [                    ], 2015, among CPCC, Conrhein and CNX Thermal, as such agreement may be amended, supplemented or restated from time to time.

“Operating Company” means CNX Operating LLC, a Delaware limited liability company, and any successors thereto.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, compensation of employees, officers and directors of the General Partner, reimbursement of expenses of the General Partner and its Affiliates, debt service payments, Estimated Maintenance Capital Expenditures, repayment of Working Capital Borrowings and payments made in the ordinary course of business under any Hedge Contracts, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) actual Maintenance Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners, (v) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans or (vi) any other expenditures or payments using the proceeds of the Initial Public Offering as described under “Use of Proceeds” in the IPO Registration Statement; and

(d) (i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $50.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional

Working Capital Borrowings; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner or to such other person selecting such counsel or obtaining such opinion.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the IPO Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means CONSOL in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding in the Partnership Register as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class, all Partnership Interests owned by or for the benefit of such Person or Group shall not be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i), provided, that, upon or prior to such acquisition, the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors, provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

“Over-Allotment Option” means the option to purchase additional Common Units granted to the IPO Underwriters by the Partnership pursuant to the IPO Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means CNX Coal Resources LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any equity interest, including any class or series of equity interest, in the Partnership, which shall include any Limited Partner Interests and the General Partner Interest but shall exclude any Derivative Partnership Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Partnership Register” means a register maintained on behalf of the Partnership by the General Partner, or, if the General Partner so determines, by the Transfer Agent as part of the Transfer Agent’s books and transfer records, with respect to each class of Partnership Interests in which all Record Holders and transfers of such class of Partnership Interests are registered or otherwise recorded.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Percentage Interest” means, as of any date of determination, (a) as to the General Partner, the Percentage Interest attributable to the General Partner as determined pursuant to the definition of “General Partner Interest” above, (b) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the Percentage Interest attributable to the General Partner Interest and the percentage applicable to clause (c) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units, and (c) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage calculated in accordance with the method established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, estate, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Plan of Conversion” has the meaning given such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests, (c) when used with respect to holders of Incentive Distribution Rights, apportioned among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder and (d) when used with respect to Holders who have requested to include Registrable Securities in a Registration Statement pursuant to Section 7.12(a) or Section 7.12(b), apportioned among all such Holders in accordance with the relative number of Registrable Securities held by each such holder and included in the Notice relating to such request.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership which includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Rate Eligibility Trigger” has the meaning given such term in Section 4.9(a).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to receive notice of, or entitled to exercise rights in respect of, any lawful action of Limited Partners (including voting) or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered in the records of the Transfer Agent and in the Partnership Register as of the Partnership’s close of business on a particular Business Day or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered in the Partnership Register that the General Partner has caused to be kept as of the Partnership’s close of business on a particular Business Day.

“Redeemable Interests” means any Limited Partner Interests subject to redemption pursuant to amendments adopted by the General Partner pursuant to Section 4.9.

“Registrable Security” means any Partnership Interest other than the General Partner Interest; provided, however, that any Registrable Security shall cease to be a Registrable Security: (a) at the time a Registration Statement covering such Registrable Security is declared effective by the Commission, or otherwise becomes effective under the Securities Act, and such Registrable Security has been sold or disposed of pursuant to such Registration Statement; (b) at the time such Registrable Security may be disposed of pursuant to Rule 144 (or any successor or similar rule or regulation under the Securities Act); (c) when such Registrable Security is held by a Group Member and (d) at the time such Registrable Security has been sold in a private transaction in which the transferor’s rights under Section 7.12 of this Agreement have not been assigned to the transferee of such securities.

“Registration Statement” has the meaning given such term in Section 7.12(a) of this Agreement.

“Remaining Net Positive Adjustments” means, as of the end of any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (i) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (ii) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (b) with respect to the General Partner (as holder of the General Partner Interest), the excess of (i) the Net Positive Adjustments of the General Partner as of the end of such period over (ii) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (c) with respect to the holders of Incentive Distribution Rights, the excess of (i) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (ii) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” has the meaning given such term in Section 5.11(e).

“Reset Notice” has the meaning given such term in Section 5.11(b).

“Retained Converted Subordinated Unit” has the meaning given such term in Section 5.5(c)(ii).

“Revaluation Event” means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.5(d)(ii).

“Second Liquidation Target Amount” has the meaning given such term in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.64063 per Unit per Quarter (or, with respect to the Initial Period, it means the product of $0.64063 multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, (b) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustment as of that time and (c) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee acting in good faith.

“Subordinated Unit” means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2018 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages.

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2016 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” has the meaning given such term in Section 14.2(b)(ii).

“Target Distributions” means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Tax Matters Partner” has the meaning given such term in Section 9.3.

“Third Target Distribution” means $0.76875 per Unit per Quarter (or, with respect to the Initial Period, it means the product of $0.76875 multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Trading Day” means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

“Transaction Documents” has the meaning given such term in Section 7.1(b).

“transfer” has the meaning given such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); provided, however, that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

“Treasury Regulation” means the United States Treasury regulations promulgated under the Code.

“Underwritten Offering” means (a) an offering pursuant to a Registration Statement in which Partnership Interests are sold to an underwriter on a firm commitment basis for reoffering to the public (other than the Initial Public Offering), (b) an offering of Partnership Interests pursuant to a Registration Statement that is a “bought deal” with one or more investment banks and (c) an “at-the-market” offering pursuant to a Registration Statement in which Partnership Interests are sold to the public through one or more investment banks or managers on a best efforts basis.

“Unit” means a Partnership Interest that is designated by the General Partner as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) hypothetical limited partner units representing the General Partner Interest or (ii) Incentive Distribution Rights.

“Unit Majority” means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a separate class, and at least a majority of the Outstanding Subordinated Units, voting as a separate class, and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

“Unitholders” means the Record Holders of Units.

“Unpaid MQD” has the meaning given such term in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement from time to time.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” has the meaning given such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings incurred pursuant to a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to the Partners; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within twelve months from the date of such borrowings other than from additional Working Capital Borrowings.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation” and (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. To the fullest extent permitted by law, any construction or interpretation of this Agreement by the General Partner, any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders, each other Person or Group who acquires an interest in a Partnership Interest and all other Persons for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of CNX Coal Resources LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2 Name. The name of the Partnership shall be “CNX Coal Resources LP”. Subject to applicable law, the Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity and (b) do anything necessary or appropriate in furtherance of the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve the conduct by the Partnership of any business and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve the conduct by the Partnership of any business shall be permitted to do so in its sole and absolute discretion.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more Affiliates of the General Partner or one or more nominees of the General Partner or its Affiliates, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more Affiliates of the General Partner or one or more nominees of the General Partner or its Affiliates shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. No action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) nor shall any such action affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Rights of Limited Partners.

(a) Each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain from the General Partner either (A) the Partnership’s most recent filings with the Commission on Form 10-K and any subsequent filings on Form 10-Q or Form 8-K or (B) if the Partnership is no longer subject to the reporting requirements of the Exchange Act, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act (or any successor rule or regulation under the Securities Act); provided, that the foregoing materials shall be deemed to be available to a Limited Partner in satisfaction of the requirements of this Section 3.3(a)(i) if posted on or accessible through the Partnership’s or the Commission’s website;

(ii) to obtain a current list of the name and last known business, residence or mailing address of each Partner; and

(iii) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto.

(b) To the fullest extent permitted by law, the rights to information granted the Limited Partners pursuant to Section 3.3(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act, and each of the Limited Partners, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have any rights as Limited Partners, interest holders or otherwise to receive any information either pursuant to Sections 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.3(a).

(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.3).

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Limited Partners, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person or Group.

ARTICLE IV CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Record Holders of Partnership Interests and, where appropriate, Derivative Partnership Interests, shall be recorded in the Partnership Register and ownership of such interests shall be evidenced by a physical certificate or book entry notation in the Partnership Register. Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by physical certificates. Certificates, if any, shall be executed on behalf of the Partnership by the Chief Executive Officer, President, Chief Financial Officer or any Executive Vice President, Senior Vice President or Vice President and the Secretary, any Assistant Secretary or other authorized officer of the General Partner, and shall bear the legend set forth in Section 4.8(f). The signatures of such officers upon a Certificate may, to the extent permitted by law, be facsimiles. In case any officer who has signed or whose signature has been placed upon such Certificate shall have ceased to be such officer before such Certificate is issued, it may be issued by the Partnership with the same effect as if he or she were such officer at the date of its issuance. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that, if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b) and Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7, the Record Holders of such Subordinated Units (a) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing the Common Units into which such Record Holder’s Subordinated Units converted or (b) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing the Common Units into which such Record Holders’ Subordinated Units converted. With respect to any Partnership Interests that are represented by physical certificates, the General Partner may determine that such Partnership Interests will no longer be represented by physical certificates and may, upon written notice to the holders of such Partnership Interests and subject to applicable law, take whatever actions it deems necessary or appropriate to cause such Partnership Interests to be registered in book entry or global form and may cause such physical certificates to be cancelled or deemed cancelled.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct, to indemnify the Partnership, the Limited Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, such Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders.

The names and addresses of Unitholders as they appear in the Partnership Register shall be the official list of Record Holders of the Partnership Interests for all purposes. The Partnership and the General Partner shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person or Group, regardless of whether the Partnership or the General Partner shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person or Group in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Person on the other hand, such representative Person shall be the Limited Partner with respect to such Partnership Interest upon becoming the Record Holder in accordance with Section 10.1(b) and have the rights and obligations of a Limited Partner hereunder as and to the extent provided herein, including Section 10.1(c).

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns all or any part of its General Partner Interest to another Person and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns all or a part of such Limited Partner Interest to another Person who is or becomes a Limited Partner as a result thereof, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void, and the Partnership shall have no obligation to effect any such transfer or purported transfer.

(c) Nothing contained in this Agreement shall be construed to prevent or limit a disposition by any stockholder, member, partner or other owner of the General Partner or any Limited Partner of any or all of such Person’s shares of stock, membership interests, partnership interests or other ownership interests in the General Partner or such Limited Partner and the term “transfer” shall not include any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall maintain, or cause to be maintained by the Transfer Agent in whole or in part, the Partnership Register on behalf of the Partnership.

(b) The General Partner shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are duly endorsed and surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of this Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered. Upon the proper surrender of a Certificate, such transfer shall be recorded in the Partnership Register.

(c) Upon the receipt by the General Partner of a duly endorsed certificate or, in the case of uncertificated Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent of proper transfer instructions from the Record Holder of uncertificated Limited Partner Interests, such transfer shall be recorded in the Partnership Register.

(d) By acceptance of any Limited Partner Interests pursuant to a transfer in accordance with this Article IV, each transferee of a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the Partnership Register and such Person becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee has the capacity, power and authority to enter into this Agreement and (iv) shall be deemed to make the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to June 30, 2025, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after June 30, 2025, the General Partner may transfer all or any part of its General Partner Interest without the approval of any Limited Partner or any other Person.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest owned by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Transfer of Incentive Distribution Rights. The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without the approval of any Limited Partner or any other Person.

Section 4.8 Restrictions on Transfers.

(a) Except as provided in Section 4.8(e), notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed). The Partnership may issue stop transfer instructions to any Transfer Agent in order to implement any restriction on transfer contemplated by this Agreement.

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes (to the extent not already so treated or taxed) or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.11 shall be subject to the restrictions imposed by Section 6.8(b) and Section 6.8(c).

(d) The transfer of a Subordinated Unit or a Common Unit resulting from the conversion of a Subordinated Unit shall be subject to the restrictions imposed by Section 6.7(b) and Section 6.7(c).

(e) Nothing in this Agreement shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(f) Each certificate or book entry evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF CNX COAL RESOURCES LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF CNX COAL RESOURCES LP UNDER THE LAWS OF THE STATE OF DELAWARE OR (C) CAUSE CNX COAL RESOURCES LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL

PARTNER OF CNX COAL RESOURCES LP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO (A) AVOID A SIGNIFICANT RISK OF CNX COAL RESOURCES LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (B) PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS IN CNX COAL RESOURCES LP (OR ANY CLASS OR CLASSES THEREOF). THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL EXECUTIVE OFFICES OF THE PARTNERSHIP. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9 Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners or their beneficial owners has or is reasonably likely to have a material adverse effect on the maximum applicable rates that can be charged to customers by any Group Member (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of one or more Limited Partners or their beneficial owners (a “Citizenship Eligibility Trigger”);

then, the General Partner, in its sole and absolute discretion and without the approval of any Limited Partner, may adopt such amendments to this Agreement as it determines to be necessary or appropriate to (A) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of such Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary or appropriate to reduce the risk of the occurrence of a material adverse effect on the rates that can be charged to customers by any Group Member or (B) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of such Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary or appropriate to eliminate or mitigate the risk of cancellation or forfeiture of any properties or interests therein of a Group Member.

(b) Amendments adopted pursuant to this Section 4.9 may include provisions requiring all Limited Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as Limited Partners (any such required certificate, an “Eligibility Certificate”).

(c) Amendments adopted pursuant to this Section 4.9 may provide that (i) any Limited Partner who fails to furnish to the General Partner, within a reasonable period, requested proof of its (and its beneficial owners’) status as an Eligible Holder or (ii) if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner (or its beneficial owner) is not an Eligible Holder (an “Ineligible Holder”), the Limited Partner Interests owned by such Limited Partner shall be subject to redemption. In addition, the General Partner shall be substituted and treated as the owner of all Limited Partner Interests owned by an Ineligible Holder.

(d) If the General Partner adopts amendments pursuant to this Section 4.9 providing for the redemption of Limited Partner Interests, the aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(e) The General Partner shall, in exercising, or abstaining from exercising, voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Holders, distribute the votes or abstentions in the same manner and in the same ratios as the votes of Limited Partners (including the General Partner and its Affiliates) in respect of Limited Partner Interests other than those of Ineligible Holders are distributed, either casting votes for or against or abstaining as to the matter.

(f) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of its Limited Partner Interests (representing the right to receive its share of such distribution in kind).

(g) At any time after an Ineligible Holder can and does certify that it has become an Eligible Holder, such Ineligible Holder may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed, such Ineligible Holder be admitted as a Limited Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Limited Partner and shall no longer constitute an Ineligible Holder, and the General Partner shall cease to be deemed to be the owner in respect of such Ineligible Holder’s Limited Partner Interests.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00 for a 2% General Partner Interest in the Partnership and was admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a 98% Limited Partner Interest in the Partnership and was admitted as a Limited Partner of the Partnership. As of the Closing Date, pursuant to the Contribution Agreement, the interest of the Organizational Limited Partner shall be partially redeemed in exchange for the return of the initial Capital Contribution of the Organizational Limited Partner, and 98% of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner. The Organizational Limited Partner hereby continues as a limited partner of the Partnership with respect to the portion of its interest that is not partially redeemed.

Section 5.2 Contributions by the General Partner.

(a) On the Closing Date and pursuant to the Contribution Agreement, the General Partner is contributing to the Partnership, as a Capital Contribution, the 2% OpCo Interest (as defined in the Contribution Agreement) in exchange for (i) a continuation of its 2% General Partner Interest (after giving effect to any exercise of the Over-Allotment Option and the Deferred Issuance), subject to all of the rights, privileges and duties of the General Partner under this Agreement and (ii) the Incentive Distribution Rights.

(b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than (i) the Common Units issued pursuant to the Initial Public Offering, (ii) the Common Units and Subordinated Units issued pursuant to Section 5.3(a) (including any Common Units issued pursuant to the Deferred Issuance), (iii) any Common Units issued pursuant to Section 5.11, (iv) any Common Units issued pursuant to Section 5.3(c) and (v) any Common Units issued upon the conversion of any Partnership Interests), the General Partner may, in order to maintain the Percentage Interest with respect to its General Partner Interest, make additional Capital Contributions in an amount equal to the product obtained by multiplying (A) the quotient determined by dividing (x) the Percentage Interest with respect to the General Partner Interests immediately prior to the issuance of such additional Limited Partner Interests by the Partnership by (y) 100% less the Percentage Interest with respect to the General Partner Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership times (B) the gross amount contributed to the Partnership by the Limited Partners (before deduction of underwriters’ discounts and commissions) in exchange for such additional Limited Partner Interests.

Section 5.3 Contributions by Limited Partners.

(a) On the Closing Date, pursuant to and as described in the Contribution Agreement, CONSOL contributed to the Partnership, as a Capital Contribution, the 98% OpCo Interest (as defined in the Contribution Agreement), in exchange for (i) 111,067 Common Units, (ii) 11,611,067 Subordinated Units and (iii) the right to receive a cash distribution from the Partnership as set forth in the Contribution Agreement.

(b) On the Closing Date and pursuant to the IPO Underwriting Agreement, each IPO Underwriter contributed cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement.

(c) Upon each exercise, if any, of the Over-Allotment Option, each IPO Underwriter shall contribute cash to the Partnership on the applicable Option Closing Date in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement. Any Common Units subject to the Over-Allotment Option that are not purchased by the IPO Underwriters pursuant to the Over-Allotment Option, if any (the “Deferred Issuance”), will be issued to CONSOL at the expiration of the Over-Allotment Option period for no additional consideration, all as set forth in the IPO Underwriting Agreement.

(d) Except for the Capital Contributions made or to be made pursuant to Section 5.3(a) through Section 5.3(c) and for Capital Contributions required to be made by or on behalf of a Person acquiring Partnership Interests or Derivative Partnership Interests in connection with future issuances in accordance with Section 5.6, no Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4 Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). The initial Capital Account balance attributable to the General Partner Interest issued to the General Partner pursuant to Section 5.2(a) shall equal the Net Agreed Value of the Capital Contribution specified in Section 5.2(a), which shall be deemed to equal the product of the number of hypothetical limited partner units set forth in the definition of “General Partner Interest” and the Initial Unit Price for each Common Unit (and the initial Capital Account balance attributable to each hypothetical limited partner unit representing the General Partner Interest shall equal the Initial Unit Price for each Common Unit). The initial Capital Account balance attributable to the Common Units and Subordinated Units issued to CONSOL pursuant to Section 5.3(a) and, to the extent applicable, Section 5.3(c) shall equal the respective Net Agreed Value of the Capital Contributions specified in Section 5.3(a) or Section 5.3(c), as applicable, which shall be deemed to equal the product of the number of Common Units and Subordinated Units issued to CONSOL pursuant to Section 5.3(a) or Section 5.3(c), as applicable, and the Initial Unit Price for each such Common Unit and Subordinated Unit (and the initial Capital Account balance attributable to each such Common Unit and Subordinated Unit shall equal its Initial Unit Price). The initial Capital Account balance attributable to the Common Units issued to the IPO Underwriters pursuant to Section 5.3(b) and, to the extent applicable, Section 5.3(c) shall equal the product of the number of Common Units so issued to the IPO Underwriters and the Initial Unit Price for each Common Unit (and the initial Capital Account balance attributable to each such Common Unit shall equal its Initial Unit Price). The initial Capital Account attributable to the Incentive Distribution Rights shall be zero. Thereafter, the Capital Account shall in respect of each such Partnership Interest be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose); provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any other Group Member that is classified as a partnership or disregarded entity for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership or disregarded entity for federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) The computation of all items of income, gain, loss and deduction shall be made, except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), without regard to any election under Section 754 of the Code that may be made by the Partnership. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) In the event the Carrying Value of Partnership property is adjusted pursuant to Section 5.5(d), any Unrealized Gain resulting from such adjustment shall be treated as an item of gain, and any Unrealized Loss resulting from such adjustment shall be treated as an item of loss.

(v) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(vi) An item of income of the Partnership that is described in Section 705(a)(1)(B) of the Code (with respect to items of income that are exempt from tax) shall be treated as an item of income for the purpose of this Section 5.5(b), and an item of expense of the Partnership that is described in Section 705(a)(2)(B) of the Code (with respect to expenditures that are not deductible and not chargeable to capital accounts), shall be treated as an item of deduction for the purpose of this Section 5.5(b).

(vii) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(viii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) Except as otherwise provided in this Section 5.5(c), a transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(b), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any converted Subordinated Units (“Retained Converted Subordinated Units”) or Subordinated Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(iii) Subject to Section 6.8(b), immediately prior to the transfer of an IDR Reset Common Unit by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(iii) apply), the Capital Account maintained for such Person with respect to its IDR Reset Common Units will (A) first, be allocated to the IDR Reset Common Units to be transferred in an amount equal to the product of (x) the number of such IDR Reset Common Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any IDR Reset Common Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained IDR Reset Common Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred IDR Reset Common Units will have a balance equal to the amount allocated under clause (A) above.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of a Noncompensatory Option, the issuance of Partnership Interests as consideration for the provision of services, the issuance of IDR Reset Common Units pursuant to Section 5.11, or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of each Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1(c) and Section 6.1(d) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of the issuance of a Partnership Interest pursuant to the exercise of a Noncompensatory Option where the right to share in Partnership capital represented by such Partnership Interest differs from the consideration paid to acquire and exercise such option, the Carrying Value of each Partnership property immediately after the issuance of such Partnership Interest shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property and the Capital Accounts of the Partners shall be adjusted in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(s); provided further, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, in the event of an issuance of a Noncompensatory Option to acquire a de minimis Partnership Interest, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. If, upon the occurrence of a Revaluation Event described in this Section 5.5(d), a Noncompensatory Option of the Partnership is outstanding, the Partnership shall adjust the Carrying Value of each Partnership property in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2). In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests (or, in the case of a Revaluation Event resulting from the exercise of a Noncompensatory Option, immediately after the issuance of the Partnership Interest acquired pursuant to the exercise of such Noncompensatory Option if required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(1)) shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may first determine an aggregate value for the assets of the Partnership that takes into account the current trading price of the Common Units, the fair market value of all other Partnership

Interests at such time, and the amount of Partnership Liabilities. The General Partner may allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate). Absent a contrary determination by the General Partner, the aggregate fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a Revaluation Event shall be the value that would result in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value.

(ii) In accordance with Treasury Regulation Section 1.704- 1(b)(2)(iv)(f), immediately prior to any distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1(c) and Section 6.1(d) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of a distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Interests and Derivative Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and Derivative Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem the Partnership Interest; (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Partnership Interests pursuant to this Section 5.6, including Common Units issued in connection with the Deferred Issuance, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.11, (iv) reflecting admission of such additional Limited Partners in the Partnership Register as the Record Holders of such Limited Partner Interests and (v) all additional issuances of Partnership Interests and Derivative Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests or Derivative Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of

Partnership Interests or Derivative Partnership Interests or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7 Conversion of Subordinated Units.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the expiration of the Subordination Period.

(b) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7.

Section 5.8 Limited Preemptive Right. Except as provided in this Section 5.8 and in Section 5.2 and Section 5.11 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. Other than with respect to the issuance of Partnership Interests in connection with the Initial Public Offering, the General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.9 Splits and Combinations.

(a) Subject to Section 5.9(e), Section 6.6 and Section 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period) are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice (or such shorter periods as required by applicable law). The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) If a Pro Rata distribution of Partnership Interests, or a subdivision or combination of Partnership Interests, is made as contemplated in this Section 5.9, the number of hypothetical limited partner units representing the General Partner Interest constituting the Percentage Interest of the General Partner (as determined immediately prior to the Record Date for such distribution, subdivision or combination) shall be appropriately adjusted as of the date of payment of such distribution, or the effective date of such subdivision or combination, to maintain such Percentage Interest of the General Partner.

(d) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Interests to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of Partnership Interests represented by Certificates, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(e) The Partnership shall not issue fractional Units (or fractional hypothetical limited partner units representing the General Partner Interest) upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units (and fractional hypothetical limited partner units representing the General Partner Interest) but for the provisions of Section 5.6(d) and this Section 5.9(e), each fractional Unit (and hypothetical limited partner unit) shall be rounded to the nearest whole Unit (or hypothetical limited partner unit), with fractional Units (or hypothetical limited partner units) equal to or greater than a 0.5 Unit (or hypothetical limited partner unit) being rounded to the next higher Unit (or hypothetical limited partner unit).

Section 5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-303(a), 17-607 or 17-804 of the Delaware Act.

Section 5.11 Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units Outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the average amount of the aggregate cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). If at the time of any IDR Reset Election the General Partner and its Affiliates are not the holders of a majority in interest of the Incentive Distribution Rights, then the IDR Reset Election shall be subject to the prior written concurrence of the General Partner that the conditions described in the immediately preceding sentence have been satisfied. Upon the issuance of such IDR Reset Common Units, the Partnership will issue to the General Partner an additional General Partner Interest (represented by hypothetical limited partner units) equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner immediately prior to such issuance by (B) a percentage equal to 100% less such Percentage Interest by (y) the number of such IDR Reset Common Units, and the General Partner shall not be obligated to make any additional Capital Contribution to the Partnership in exchange for such issuance. The making of the IDR Reset Election in the manner specified in this Section 5.11 shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive IDR Reset Common Units and the General Partner will become entitled to receive an additional General Partner Interest on the basis specified above, without any further approval required by the General Partner or the Unitholders other than as set forth in this Section 5.11(a), at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the Aggregate Quantity of IDR Reset Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units and the General Partner will be entitled to receive the related additional General Partner Interest on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of IDR Reset Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such IDR Reset Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the IDR Reset Common Units to be issued pursuant to this Section 5.11 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Minimum Quarterly Distribution and the Target Distributions shall be adjusted at the time of the issuance of IDR Reset Common Units or other Partnership Interests pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to equal the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership’s receipt of the Reset Notice (the “Reset MQD”), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a), the Capital Account maintained with respect to the Incentive Distribution Rights will (i) first, be allocated to IDR Reset Common Units in an amount equal to the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit, and (ii) second, as to any remaining balance in such Capital Account, be retained by the holder of the Incentive Distribution Rights. If there is not sufficient capital associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (i) of this Section 5.11(f), the IDR Reset Common Units shall be subject to Sections 6.1(d)(x)(B) and (C).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable period shall be allocated as follows:

(i) First, to the General Partner until the aggregate of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods; and

(ii) The balance, if any, (x) to the General Partner in accordance with its Percentage Interest, and (y) to all Unitholders, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest.

(b) Net Loss. After giving effect to the special allocations set forth in Section 6.1(d), Net Loss for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period shall be allocated as follows:

(i) First, to the General Partner and the Unitholders, Pro Rata; provided, however, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) The balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Termination Gain or Net Termination Loss (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss) for such taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) Except as provided in Section 6.1(c)(iv) and subject to the provisions set forth in the last sentence of this Section 6.1(c)(i), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated in the following order and priority:

(A) First, to the General Partner until the aggregate of the Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(i)(A) for the current and all previous taxable periods is equal to the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(C) for all previous taxable periods;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, 100% to the General Partner and all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) for such period (the sum of subclauses (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (E), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) for such period (the sum of subclauses (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv) for such period; and

(G) Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (G).

Notwithstanding the foregoing provisions in this Section 6.1(c)(i), the General Partner may adjust the amount of any Net Termination Gain arising in connection with a Revaluation Event that is allocated to the holders of Incentive Distribution Rights in a manner that will result (i) in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value and (ii) to the greatest extent possible, the Capital Account with respect to the Incentive Distribution Rights that are Outstanding prior to such Revaluation Event being equal to the amount of Net Termination Gain that would be allocated to the holders of the Incentive Distribution Rights pursuant to this Section 6.1(c)(i) if the Capital Accounts with respect to all Partnership Interests that were Outstanding immediately prior to such Revaluation Event and the Carrying Value of each Partnership property were equal to zero.

(ii) Except as otherwise provided by Section 6.1(c)(iii), Net Termination Loss (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if Subordinated Units remain Outstanding, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Adjusted Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Adjusted Capital Account in respect of each Common Unit then Outstanding has been reduced to zero;

(C) Third, to the General Partner and the Unitholders, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(ii)(C) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit in its Adjusted Capital Account); and

(D) Fourth, the balance, if any, 100% to the General Partner.

(iii) Net Termination Loss deemed recognized pursuant to clause (b) of the definition of Net Termination Loss as a result of a Revaluation Event prior to the conversion of the last Outstanding Subordinated Unit and prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner and the Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding equals the Event Issue Value; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account);

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest; provided, however, that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(B) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(C) The balance, if any, to the General Partner.

(iv) If (A) a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), (B) a Net Termination Gain or Net Termination Loss subsequently occurs (other than as a result of a Revaluation Event) prior to the conversion of the last Outstanding Subordinated Unit, and (C) after tentatively making all allocations of such Net Termination Gain or Net Termination Loss provided for in Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction included in such Net Termination Gain or Net Termination Loss, as applicable, shall be specially allocated to all Unitholders in a manner that will, to the maximum extent possible, cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period in the following order:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) and other than an allocation pursuant to Section 6.1(d)(i), Section 6.1(d)(vi) and Section 6.1(d)(vii) with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit for a taxable period exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit within the same taxable period (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then (1) there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution; and (2) the General Partner shall be allocated gross income and gain with respect to each such Excess Distribution in an amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time when the Excess Distribution occurs by (y) a percentage equal to 100% less the General Partner’s Percentage Interest at the time when the Excess Distribution occurs, times (bb) the total amount allocated in clause (1) above with respect to such Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, however, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that satisfies such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated as determined by the General Partner in accordance with any permissible method under Treasury Regulation Section 1.752-3(a)(3).

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (1) the number of Final Subordinated Units held by such Partner and (2) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (1) the Aggregate Quantity of IDR Reset Common Units and (2) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (1) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (2) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (3) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) of the second sentence of this Section 6.1(d)(xi)(A) to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) The General Partner shall allocate Additional Book Basis Derivative Items consisting of depreciation, amortization, depletion or any other form of cost recovery (other than Additional Book Basis Derivative Items included in Net Termination Gain or Net Termination Loss) with respect to any Adjusted Property to the Unitholders, Pro Rata, and the holders of Incentive Distribution Rights, all in the same proportion as the Net Termination Gain or Net Termination Loss resulting from the Revaluation Event that gave rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 6.1(c).

(B) If a sale or other taxable disposition of an Adjusted Property, including, for this purpose, inventory (“Disposed of Adjusted Property”) occurs other than in connection with an event giving rise to Net Termination Gain or Net Termination Loss, the General Partner shall allocate (1) items of gross income and gain (aa) away from the holders of Incentive Distribution Rights and (bb) to the Unitholders, or (2) items of deduction and loss (aa) away from the Unitholders and (bb) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items with respect to the Disposed of Adjusted Property (determined in accordance with the last sentence of the definition of Additional Book Basis Derivative Items) treated as having been allocated to the Unitholders pursuant to this Section 6.1(d)(xii)(B) exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For purposes of this Section 6.1(d)(xii)(B), the Unitholders shall be treated as having been allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) Net Termination Loss in an amount equal to the lesser of (1) such Net Termination Loss and (2) the Aggregate Remaining Net Positive Adjustments shall be allocated in such a manner, as determined by the General Partner, that to the extent possible, the Capital Account balances of the Partners will equal the amount they would have been had no prior Book-Up Events occurred, and any remaining Net Termination Loss shall be allocated pursuant to Section 6.1(c) hereof. In allocating Net Termination Loss pursuant to this Section 6.1(d)(xii)(C), the General Partner shall attempt, to the extent possible, to cause the Capital Accounts of the Unitholders, on the one hand, and holders of the Incentive Distribution Rights, on the other hand, to equal the amount they would equal if (i) the Carrying Values of the Partnership’s property had not been previously adjusted in connection with any prior Book-Up Events, (ii) Unrealized Gain and Unrealized Loss (or, in the case of a liquidation, actual gain or loss) with respect to such Partnership Property were determined with respect to such unadjusted Carrying Values, and (iii) any resulting Net Termination Gain had been allocated pursuant to Section 6.1(c)(i) (including, for the avoidance of doubt, taking into account the provisions set forth in the last sentence of Section 6.1(c)(i)).

(D) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Sections 6.1(d)(xii)(A) through (C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to Conversion of the Last Outstanding Subordinated Unit. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if (A) the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit and (B) after having made all other allocations provided for in this Section 6.1 for the taxable period in which the Liquidation Date occurs, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) and Section 6.1(c)(iv) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction for such taxable period shall be reallocated among all Unitholders in a manner determined appropriate by the

General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable. For the avoidance of doubt, the reallocation of items set forth in the immediately preceding sentence provides that, to the extent necessary to achieve the Capital Account balances described above, (x) items of income and gain that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs, shall be reallocated from Unitholders holding Subordinated Units to Unitholders holding Common Units and (y) items of deduction and loss that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from Unitholders holding Common Units to Unitholders holding Subordinated Units. In the event that (i) the Liquidation Date occurs on or before the date (not including any extension of time prescribed by law) for the filing of the Partnership’s federal income tax return for the taxable period immediately prior to the taxable period in which the Liquidation Date occurs and (ii) the reallocation of items for the taxable period in which the Liquidation Date occurs as set forth above in this Section 6.1(d)(xiii) fails to achieve the Capital Account balances described above, items of income, gain, loss and deduction that would otherwise be included in the Net Income or Net Loss, as the case may be, for such prior taxable period shall be reallocated among all Unitholders in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 6.1(d)(xiii), cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined to be appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(D)); provided, however, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, that such items for the period beginning on the Closing Date and ending on the last day of the month in which the last Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder or for the proper administration of the Partnership.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 2015, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for the first distribution of Available Cash shall not be prior to the final closing of the Over-Allotment Option or the Deferred Issuance. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” Distributions and redemption payments, if any, by the Partnership shall be subject to the Delaware Act notwithstanding any other provision of this Agreement.

(b) Notwithstanding Section 6.3(a) (but subject to the last sentence of Section 6.3(a)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions of Available Cash from Operating Surplus.

(a) During the Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise required in respect of additional Partnership Interests or Derivative Partnership Interests issued pursuant to Section 5.6(b):

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest, (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) to the General Partner in accordance with its Percentage Interest, (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After the Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows, except as otherwise required in respect of additional Partnership Interests issued pursuant to Section 5.6(b):

(i) First, to the General Partner and all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to the General Partner and all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest, (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) to the General Partner in accordance with its Percentage Interest, (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5 Distributions of Available Cash from Capital Surplus. Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed, unless the provisions of Section 6.3 require otherwise, to the General Partner and the Unitholders, Pro Rata, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a) The Minimum Quarterly Distribution, Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution and Target Distributions shall be adjusted proportionately downward in the same proportion that the distribution had to the fair market value of the Common Units immediately prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, then the fair market value will be the Current Market Price before the ex-dividend date, and if the Common Units are not publicly traded, then the fair market value for the purposes of the immediately preceding sentence will be determined by the Board of Directors.

(b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 5.11 and Section 6.9.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x)(A), 6.7(b) and 6.7(c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c) The holder of a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are represented by Certificates) and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

(a) Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (1) shall (x) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (y) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (2) shall not (x) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (y) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), Sections 6.4(b)(iii), (iv) and (v), and Section 12.4 or (z) be allocated items of income, gain, loss or deduction other than as specified in this Article VI; provided, however, that for the avoidance of doubt, the foregoing shall not preclude the Partnership from making any other payments or distributions in connection with other actions permitted by this Agreement.

(b) A Unitholder shall not be permitted to transfer an IDR Reset Common Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained IDR Reset Common Units would be negative after giving effect to the allocation under Section 5.5(c)(iii).

(c) A holder of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.11 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are evidenced by Certificates) or evidence of the issuance of uncertificated Common Units, and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of such holder, until such time as the General Partner determines, based on advice of counsel, that each such IDR Reset Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.8(c), the General Partner may take whatever steps are required to provide economic uniformity to such IDR Reset Common Units in preparation for a transfer of such IDR Reset Common Units, including the application of Section 5.5(c)(iii), Section 6.1(d)(x)(B), or Section 6.1(d)(x)(C); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.9 Entity-Level Taxation. If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole and absolute discretion, reduce the Minimum Quarterly Distribution and the Target Distributions by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Minimum Quarterly Distribution and the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by

(ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner, in its capacity as such, shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash held by the Partnership;

(vii) the selection and dismissal of officers, employees, agents, internal and outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each Record Holder and each other Person who may acquire an interest in a Partnership Interest or that is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the IPO Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, the Operating Agreement and the other agreements described in or filed as exhibits to the IPO Registration Statement that are related to the transactions contemplated by the IPO Registration Statement (collectively, the “Transaction Documents”) (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements thereof entered into after the date such Person becomes bound by the provisions of this Agreement); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the IPO Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.3(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3 Restrictions on the General Partner’s Authority to Sell Assets of the Partnership Group.

Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4 Reimbursement of and Other Payments to the General Partner.

(a) Except as provided in this Section 7.4, and elsewhere in this Agreement or in any of the Transaction Documents, the General Partner shall not be compensated for its services as a general partner or member of any Group Member.

(b) Except as may be otherwise provided in any of the Transaction Documents, the General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect costs and expenses it or its Affiliates incur or payments it or its Affiliates make on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group) and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner or its Affiliates in connection with managing and operating the Partnership Group’s business and affairs (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner or its Affiliates as a result of indemnification pursuant to Section 7.7. Any allocation of expenses to the Partnership by the General Partner in a manner consistent with its or its Affiliates’ past business practices shall be deemed to have been made in good faith.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Interests or Derivative Partnership Interests), or cause the Partnership to issue Partnership Interests or Derivative Partnership Interests in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of officers, employees, consultants and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests or Derivative Partnership

Interests that the General Partner or such Affiliates are obligated to provide to any officers, employees, consultants and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests or Derivative Partnership Interests purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

(d) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

(e) The General Partner and its Affiliates may enter into an agreement to provide services to any Group Member for a fee or otherwise than for cost.

Section 7.5 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the IPO Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member, (C) the guarantee of, and mortgage, pledge or encumbrance of any or all of its assets in connection with, any indebtedness of any Group Member or (D) the performance of its obligations under the Omnibus Agreement.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise to any Group Member or any Partner; provided, that such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement or the partnership relationship established hereby in any business ventures of any Unrestricted Person.

(c) Subject to the terms of Section 7.5(a) and Section 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any duty or any other obligation of any type whatsoever of the General Partner or any other Unrestricted Person for the Unrestricted Persons (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Unrestricted Persons shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or in equity, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person bound by this Agreement for breach of any duty by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided, that such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units and/or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by such Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member), except for short-term cash management purposes.

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners existing hereunder, or existing at law, in equity or otherwise, by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all Partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; provided, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in intentional fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to any Affiliate of the General Partner (other than a Group Member), or to any other Indemnitee, with respect to any such Affiliate’s obligations pursuant to the Transaction Documents. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under this Agreement or any other agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the IPO Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, executors and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who are bound by this Agreement for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in intentional fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, to the Partners or to any such other Persons who are bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to such Partners or to any such other Persons who are bound by this Agreement for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Standards of Conduct; Resolution of Conflicts of Interest and Elimination of Duties.

(a) Whenever the General Partner makes a determination or takes or declines to take any action, or any Affiliate of the General Partner causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless a lesser standard is provided for in this Agreement, or the determination, action or omission has been approved as provided in Section 7.9(b)(i) or Section 7.9(b)(ii), the General Partner, or such Affiliate causing the General Partner to do so, shall make such determination or take or decline to take such action in good faith. Whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner makes a determination or takes or declines to take any action, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless a lesser standard is provided for in this Agreement or the determination, action or omission has been approved as provided in Section 7.9(b)(i) or Section 7.9(b)(ii), the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner shall make such determination or take or decline to take such action in good faith. The foregoing and other lesser standards governing any determination, action or omission provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and omissions of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner, and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby eliminated, waived and disclaimed), under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, or under the Delaware Act or any other law, rule or regulation or at equity. Any such determination, action or omission by the General Partner, the Board of Directors or any committee thereof (including the Conflicts Committee) or any Affiliate of the General Partner will for all purposes be presumed to have been in good faith. In any proceeding brought by or on behalf of the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement challenging such determination, action or omission, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or omission was not in good faith. In order for a determination or the taking or declining to take an action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such action must subjectively believe that the determination or other action is in the best interests of the Partnership. In making such determination or taking or declining to take such action, such Person or Persons may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to the Partnership.

(b) Unless a lesser standard is otherwise provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other hand, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, any Group Member Agreement, any agreement contemplated herein or therein, any duty under this Agreement or any duty stated or implied by law, in equity or otherwise, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval or (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. If the General Partner does not submit the resolution or course of action in respect of such conflict of interest to the Conflicts Committee or the Unitholders as provided in either clause (i) or clause (ii), respectively, of the first sentence of this Section 7.9(b), then any such resolution or course of action shall be governed by Section 7.9(a). Notwithstanding any other provision of this Agreement, any Group Member Agreement, any agreement contemplated herein or therein, any duty under this Agreement or any duty stated or implied by law, in equity or otherwise, whenever the General Partner makes a determination to refer any potential conflict of interest to the Conflicts Committee for Special Approval, to seek Unitholder approval or to adopt a resolution or course of action that has not received Special Approval or Unitholder approval, then the General Partner shall be entitled, to the fullest extent permitted by law, to make such determination free of any duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in making such determination shall be permitted to do so in its sole and absolute discretion. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if the Board of Directors determines that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, then it shall be presumed that, in making its determination, the Board of Directors acted in good faith. In any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership or by or on behalf of any Person who acquires an interest in a Partnership Interest challenging any action or decision by the Conflicts Committee with respect to any matter referred to the Conflicts Committee for Special Approval, or challenging any determination by the Board of Directors that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, the Person bringing or prosecuting such proceeding shall have the burden of overcoming the presumption that the Conflicts Committee or the Board of Directors, as applicable, acted in good faith. Notwithstanding anything to the contrary in this Agreement or any duty stated or implied by law, in equity or otherwise, the conflicts of interest described in the IPO Registration Statement and any actions of the General Partner or any of its Affiliates taken in connection therewith are hereby approved by all Partners and shall not constitute a breach of this Agreement, any Group Member Agreement, any agreement contemplated herein or therein, any duty under this Agreement or any duty stated or implied by law, in equity or otherwise.

(c) Whenever the General Partner makes a determination or takes or declines to take any action, or any Affiliate of the General Partner causes the General Partner to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then (i) the General Partner, or such Affiliate causing it to do so, is entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such action free of any duty (including any fiduciary duty) stated or implied by law, in equity or otherwise or of any obligation whatsoever to the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, (ii) the General Partner, or such Affiliate causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity and (iii) the Person or Persons making such determination or taking or declining to take such action shall be permitted to do so in their sole and absolute discretion. By way of illustration and not of limitation, whenever the phrases “at its option,” “in its sole and absolute discretion” or some variation of those phrases, are used in this Agreement, they indicate that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, refrains from voting or transferring its Partnership Interests or otherwise acts in its capacity as a Limited Partner, it shall be acting in its individual capacity.

(d) The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a general or limited partnership.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of, or approve the sale or disposition of, any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by either the General Partner or any of its Affiliates to enter into such contracts shall be, in each case, in its sole and absolute discretion.

(f) The Limited Partners, each Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a general partner or member of a Group Member, to approve actions by the general partner or member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) For the avoidance of doubt, whenever the Board of Directors, any member of the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any member of any such committee, the officers of the General Partner or any Affiliates of the General Partner (including any Person making a determination or acting for or on behalf of such Affiliate of the General Partner) make a determination on behalf of or recommendation to the General Partner, or cause the General Partner to take or omit to take any action, whether in the General Partner’s capacity as the General Partner or in its individual capacity, the standards of care applicable to the General Partner shall apply to such Persons, and such Persons shall be entitled to all benefits and rights (but not the obligations) of the General Partner hereunder, including eliminations, waivers and modifications of duties (including any fiduciary duties) to the Partnership, any of its Partners or any other Person who acquires an interest in a Partnership Interest or any other Person bound by this Agreement, and the protections and presumptions set forth in this Agreement.

Section 7.10 Other Matters Concerning the General Partner and Other Indemnitees.

(a) The General Partner and any other Indemnitee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or such Indemnitee, respectively, reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been taken or omitted to be taken in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests or Derivative Partnership Interests; provided that, except as permitted pursuant to Section 4.9 or approved by the Conflicts Committee, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Article IV and Article X.

Section 7.12 Registration Rights of the General Partner and Its Affiliates.

(a) Demand Registration. Upon receipt of a Notice from any Holder at any time after the 180th day after the Closing Date, the Partnership shall file with the Commission as promptly as reasonably practicable a registration statement under the Securities Act (each, a “Registration Statement”) providing for the resale of the Registrable Securities identified in such Notice, which may, at the option of the Holder giving such Notice, be a Registration Statement that provides for the resale of the Registrable Securities from time to time pursuant to Rule 415 under the Securities Act. The Partnership shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement and to remain effective and available for the resale of the Registrable Securities by the Selling Holders named therein until the earlier of (i) six months following such Registration Statement’s effective date and (ii) the date on which all Registrable Securities covered by such Registration Statement have been sold. In the event one or more Holders request in a Notice to dispose of a number of Registrable Securities that such Holder or Holders reasonably anticipates will result in gross proceeds of at least $25 million in the aggregate pursuant to a Registration Statement in an Underwritten Offering, the Partnership shall retain underwriters that are reasonably acceptable to such Selling Holders in order to permit such Selling Holders to effect such disposition through an Underwritten Offering; provided, however, that the Partnership shall have the exclusive right to select the bookrunning managers. The Partnership and such Selling Holders shall enter into an underwriting agreement in customary form that is reasonably acceptable to the Partnership and take all reasonable actions as are requested by the managing underwriters to facilitate the Underwritten Offering and sale of Registrable Securities therein. No Holder may participate in the Underwritten Offering unless it agrees to sell its Registrable Securities covered by the Registration Statement on the terms and conditions of the underwriting agreement and completes and delivers all necessary documents and information reasonably required under the terms of such underwriting agreement. In the event that the managing underwriter of such Underwritten Offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some Registrable Securities would adversely and materially affect the timing or success of the Underwritten Offering, the amount of Registrable Securities that each Selling Holder requested be included in such Underwritten Offering shall be reduced on a Pro Rata basis to the aggregate amount that the managing underwriter deems will not have such material and adverse effect. Any Holder may withdraw from such Underwritten Offering by notice to the Partnership and the managing underwriter; provided, such notice is delivered prior to the launch of such Underwritten Offering.

(b) Piggyback Registration. At any time after the 180th day after the Closing Date, if the Partnership shall propose to file a Registration Statement (other than pursuant to a demand made pursuant to Section 7.12(a)) for an offering of Partnership Interests for cash (other than an offering relating solely to an employee benefit plan, an offering relating to a transaction on Form S-4 or an offering on any registration statement that does not permit secondary sales), the Partnership shall notify all Holders of such proposal at least five Business Days before the proposed filing date. The Partnership shall use commercially reasonable efforts to include such number of Registrable Securities held by any Holder in such Registration Statement as each Holder shall request in a Notice received by the Partnership within two Business Days of such Holder’s receipt of the notice from the Partnership. If the Registration Statement for which the Partnership gives notice under this Section 7.12(b) is for an Underwritten Offering, then any Holder’s ability to include its desired amount of Registrable Securities in such Registration Statement shall be conditioned on such Holder’s inclusion of all such Registrable Securities in the Underwritten Offering; provided, that, in the event that the managing underwriter of such Underwritten Offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some Registrable Securities would adversely and materially affect the timing or success of the Underwritten Offering, the amount of Registrable Securities that each Selling Holder requested be included in such Underwritten Offering shall be reduced on a Pro Rata basis to the aggregate amount that the managing underwriter deems will not have such material and adverse effect. In connection with any such Underwritten Offering, the Partnership and the Selling Holders involved shall enter into an underwriting agreement in customary form that is reasonably acceptable to the Partnership and take all reasonable actions as are requested by the managing underwriters to facilitate the Underwritten Offering and sale of Registrable Securities therein. No Holder may participate in the Underwritten Offering unless it agrees to sell its Registrable Securities covered by the Registration Statement on the terms and conditions of the underwriting agreement and completes and delivers all necessary documents and information reasonably required under the terms of such underwriting agreement. Any Holder may withdraw from such Underwritten Offering by notice to the Partnership and the managing underwriter; provided, such notice is delivered prior to the launch of such Underwritten Offering. The Partnership shall have the right to terminate or withdraw any Registration Statement or Underwritten Offering initiated by it under this Section 7.12(b) prior to the effective date of the Registration Statement or the pricing date of the Underwritten Offering, as applicable.

(c) Sale Procedures. In connection with its obligations under this Section 7.12, the Partnership shall:

(i) furnish to each Selling Holder (A) as far in advance as reasonably practicable before filing a Registration Statement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission), and provide each such Selling Holder the opportunity to object to any information pertaining to such Selling Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing a Registration Statement or supplement or amendment thereto and (B) such number of copies of such Registration Statement and the prospectus included therein and any supplements and amendments thereto as such Persons may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement; provided, however, that the Partnership will not have any obligation to provide any document pursuant to clause (B) hereof that is available on the Commission’s website;

(ii) if applicable, use its commercially reasonable efforts to register or qualify the Registrable Securities covered by a Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the managing underwriter, shall reasonably request; provided, however, that the Partnership shall not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action that would subject it to general service of process in any jurisdiction where it is not then so subject;

(iii) promptly notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (A) the filing of a Registration Statement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to such Registration Statement or any post-effective amendment thereto, when the same has become effective and (B) any written comments from the Commission with respect to any Registration Statement or any document incorporated by reference therein and any written request by the Commission for amendments or supplements to a Registration Statement or any prospectus or prospectus supplement thereto;

(iv) immediately notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (A) the occurrence of any event or existence of any fact (but not a description of such event or fact) as a result of which the prospectus or prospectus supplement contained in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the prospectus contained therein, in the light of the circumstances under which a statement is made), (B) the issuance or threat of issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement, or the initiation of any proceedings for that purpose or (C) the receipt by the Partnership of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, subject to Section 7.12(f), the Partnership agrees to, as promptly as practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and to take such other reasonable action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto; and

(v) enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders or the underwriters, if any, in order to expedite or facilitate the disposition of the Registrable Securities, including the provision of comfort letters and legal opinions as are customary in such securities offerings.

(d) Suspension. Each Selling Holder, upon receipt of notice from the Partnership of the happening of any event of the kind described in Section 7.12(c)(iv), shall forthwith discontinue disposition of the Registrable Securities by means of a prospectus or prospectus supplement until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by such subsection, or until it is advised in writing by the Partnership that the use of the prospectus may be resumed, and receipt of copies of any additional or supplemental filings incorporated by reference in the prospectus.

(e) Expenses. Except as set forth in an underwriting agreement for the applicable Underwritten Offering or as otherwise agreed between a Selling Holder and the Partnership, all costs and expenses of a Registration Statement filed or an Underwritten Offering that includes Registrable Securities pursuant to this Section 7.12 (other than underwriting discounts and commissions on Registrable Securities and fees and expenses of counsel and advisors to Selling Holders) shall be paid by the Partnership.

(f) Delay Right. Notwithstanding anything to the contrary herein, if the General Partner determines that the Partnership’s compliance with its obligations in this Section 7.12 would be detrimental to the Partnership because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone compliance with such obligations for a period of not more than six months; provided, however, that such right may not be exercised more than twice in any 24-month period.

(g) Indemnification.

(i) In addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, but subject to the limitations expressly provided in this Agreement, indemnify and hold harmless each Selling Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(g) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, preliminary prospectus, final prospectus or issuer free writing prospectus under which any Registrable Securities were registered or sold by such Selling Holder under the Securities Act, or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus or issuer free writing prospectus in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(ii) Each Selling Holder shall, to the fullest extent permitted by law, indemnify and hold harmless the Partnership, the General Partner, the General Partner’s officers and directors and each Person who controls the Partnership or the General Partner (within the meaning of the Securities Act) and any agent thereof to the same extent as the foregoing indemnity from the Partnership to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in a Registration Statement, preliminary prospectus, final prospectus or free writing prospectus relating to the Registrable Securities held by such Selling Holder.

(iii) The provisions of this Section 7.12(g) shall be in addition to any other rights to indemnification or contribution that a Person entitled to indemnification under this Section 7.12(g) may have pursuant to law, equity, contract or otherwise.

(h) Specific Performance. Damages in the event of breach of Section 7.12 by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each party, in addition to and without limiting any other remedy or right it may have, will have the right to seek an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives, to the fullest extent permitted by law, any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such party from pursuing any other rights and remedies at law or in equity that such party may have.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer or representative of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer or representative as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer or representative in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or representative be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or representative. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or such officer or representative shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

Section 7.14 Replacement of Fiduciary Duties. Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the General Partner or any other Indemnitee would have duties (including fiduciary duties) to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth herein. The elimination of duties (including fiduciary duties) to the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement and replacement thereof with the duties or standards expressly set forth herein are approved by the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.3(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the Partnership Register, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis, and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 90 days after the close of each fiscal year of the Partnership (or such shorter period as required by the Commission), the General Partner shall cause to be mailed or made available, by any reasonable means (including by posting on or making accessible through the Partnership’s or the Commission’s website), to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner, and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 45 days after the close of each Quarter (or such shorter period as required by the Commission) except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including by posting on or making accessible through the Partnership’s or the Commission’s website), to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner shall designate the Organizational Limited Partner or such other Partner as the General Partner shall determine as the “tax matters partner” (as defined in Section 6231(a)(7) of the Code) (the “Tax Matters Partner”), and such Person is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings.

Section 9.4 Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, CONSOL and the IPO Underwriters in connection with the Initial Public Offering as described in Article V, such Persons shall, by acceptance of such Limited Partner Interests, and upon becoming the Record Holders of such Limited Partner Interests, be admitted to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them and be bound by this Agreement, all with or without execution of this Agreement by such Persons.

(b) By acceptance of any Limited Partner Interests transferred in accordance with Article IV or acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger, consolidation or conversion pursuant to Article XIV, and except as provided in amendments adopted pursuant to Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group, who shall be subject to Section 10.1(c) below) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when such Person becomes the Record Holder of the Limited Partner Interests so transferred or acquired, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee or acquirer has the capacity, power and authority to enter into this Agreement and (iv) shall be deemed to make any consents, acknowledgements or waivers contained in this Agreement, all with or without execution of this

Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and becoming the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.9.

(c) With respect to any Limited Partner that holds Units representing Limited Partner Interests for another Person’s account (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such Limited Partner shall, in exercising the rights of a Limited Partner in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, take all action as a Limited Partner by virtue of being the Record Holder of such Units at the direction of the Person who is the beneficial owner, and the Partnership shall be entitled to assume such Limited Partner is so acting without further inquiry.

(d) The name and mailing address of each Record Holder shall be listed in the Partnership Register maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the Partnership Register from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(e) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to (a) the withdrawal or removal of the predecessor or transferring General Partner pursuant to Section 11.1 or Section 11.2 or (b) the transfer of the General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the Partnership Register to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv) or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, such person’s death or adjudication of incompetency and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Time, on June 30, 2025, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Eastern Time, on June 30, 2025, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Limited Partners, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2 or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the

General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not elected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may not be removed unless such removal is both (i) for Cause and (ii) approved by the Unitholders holding at least 66 2⁄3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units, voting as a separate class, and Unitholders holding a majority of the Outstanding Subordinated Units (if any Subordinated Units are then Outstanding), voting as a separate class, including, in each case, Units held by the General Partner and its Affiliates. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement, if a successor General Partner is elected in accordance with the terms of Section 11.1, then the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal of such Departing General Partner, to require such successor General Partner to purchase such Departing General Partner’s General Partner Interest and its or its Affiliates’ general partner interests (or equivalent interests), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of the Departing General Partner’s withdrawal. If the General Partner is removed by the Unitholders pursuant to Section 11.2 or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement and (i) if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, as applicable, or (ii) if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner, then such successor General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In any event described in the preceding sentences of this Section 11.3(a), the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement.

Upon the withdrawal or removal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, to the fullest extent permitted by law, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and a Withdrawal Opinion of Counsel is received as provided in Section 11.1(b) or Section 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Unitholders to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then, to the maximum extent permitted by law, within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the Departing General Partner, then the interest of the Departing General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, however, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner (or in the event of dissolution pursuant to Section 12.1(a), the holders of a Unit Majority) shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if

any, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to satisfy liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Limited Partner agrees that the General Partner, without the approval of any Limited Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect (except as permitted by subsection (g) of this Section 13.1), (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the IPO Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of Partnership Interests or Derivative Partnership Interests issued pursuant to Section 5.6 or (ii) the General Partner determines to be necessary, appropriate or advisable in connection with the authorization or issuance of any class or series of Partnership Interests or Derivative Partnership Interests pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement or a Plan of Conversion approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or Section 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d) or Section 14.3(e); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so free of any duty or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement, and, in declining to propose or approve an amendment to this Agreement, to the fullest extent permitted by law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve any amendment to this Agreement shall be permitted to do so in its sole and absolute discretion. An amendment to this Agreement shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or Section 13.3, the holders of a Unit Majority, unless a greater or different percentage of Outstanding Units is required under this Agreement. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has posted or made accessible such amendment through the Partnership’s or the Commission’s website.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units required to take any action shall be amended,

altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentages, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute (x) in the case of a reduction as described in subclause (a)(i) hereof, not less than the voting requirement sought to be reduced, (y) in the case of an increase in the percentage in Section 11.2, not less than 90% of the Outstanding Units or (z) in the case of an increase in the percentage in Section 13.4, not less than a majority of the Outstanding Units.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without the General Partner’s consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Limited Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(f), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send or cause to be sent a notice of the meeting to the Limited Partners. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not be permitted to vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business. If any such vote were to take place, to the fullest extent permitted by law, it shall be deemed null and void to the extent necessary so as not to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1.

Section 13.6 Record Date. For purposes of determining the Limited Partners who are Record Holders of the class or classes of Outstanding Limited Partner Interests entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner shall set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which such Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7 Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except (i) when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) that attendance at a meeting is not a waiver of any right to disapprove of any matters submitted for consideration or to object to the failure to submit for consideration any matters required to be included in the notice of the meeting, but not so included, if such objection is expressly made at the beginning of the meeting.

Section 13.9 Quorum and Voting. Except as otherwise provided or required by or under (i) this Agreement, (ii) the rules or regulations of any National Securities Exchange on which the Common Units are listed or admitted to trading, (iii) applicable law or (iv) any regulation applicable to the Partnership or the Partnership Interests, the presence, in person or by proxy, of holders of a majority in voting power of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) entitled to vote at the meeting shall constitute a quorum at a meeting of Limited Partners of such class or classes. Abstentions and broker non-votes in respect of such Units shall be deemed to be Units present at such meeting for purposes of establishing a quorum. For all matters presented to the Limited Partners holding Outstanding Units at a meeting at which a quorum is present for which no minimum or other vote of Limited Partners is required by any other provision of this Agreement, the rules or regulations of any National Securities Exchange on which the Common Units are listed or admitted to trading, applicable law or any regulation applicable to the Partnership or the Partnership Interests, a majority of the votes cast by the Limited Partners holding Outstanding Units shall be deemed to constitute the act of all Limited Partners (with abstentions and broker non-votes being deemed to not have been cast with respect to such matter). On any matter where a minimum or other vote of Limited Partners holding Outstanding Units is provided by any other provision of this Agreement, the rules or regulations of any National Securities Exchange on which the Common Units are listed or admitted to trading, applicable law or any regulation applicable to the Partnership or the Partnership Interests, such minimum or other vote shall be the vote of Limited Partners required to approve such matter (with the effect of abstentions and broker non-votes to be determined based on the vote of Limited Partners required to approve such matter; provided that if the effect of abstentions and broker non-votes is not specified by such applicable rule, regulation or law, and there is no prevailing interpretation of such effect, then abstentions and broker non-votes shall be deemed to not have been cast with respect to such matter; provided further, that, for the avoidance of doubt, with respect to any matter on which this Agreement requires the approval of a specified percentage of the Outstanding Units, abstentions and broker non-votes shall be counted as votes against such matter). The Limited Partners present at a duly called or held meeting at which a quorum has been established may continue to transact business until adjournment, notwithstanding the exit of enough Limited Partners to leave less than a quorum.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the submission and revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Outstanding Units held by such Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Outstanding Units that were not voted. If approval of the taking of any permitted action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) approvals sufficient to take the action proposed are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are first deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person that is the Record Holder (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), such Record Holder shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume such Record Holder is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

(c) Notwithstanding anything in this Agreement to the contrary, the Record Holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability limited partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America or any other country, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2 Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to consent to any merger, consolidation or conversion of the Partnership shall be permitted to do so in its sole and absolute discretion.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and state or country of domicile of each of the business entities proposing to merge or consolidate;

(ii) the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, however, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership;

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the certificate of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such certificate of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and Section 14.3(e), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent and, subject to any applicable requirements of Regulation 14A pursuant to the Exchange Act or successor provision, no other disclosure regarding the proposed merger, consolidation or conversion shall be required.

(b) Except as provided in Section 14.3(d) and Section 14.3(e), the Merger Agreement or the Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement or the Plan of Conversion, as the case may be, effects an amendment to any provision of this Agreement that, if contained in an amendment to this Agreement adopted pursuant to Article XIII, would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(c) Except as provided in Section 14.3(d) and Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or the Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of limited liability under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another limited liability entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit Outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger or Certificate of Conversion. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion or other filing, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware or the appropriate filing office of any other jurisdiction, as applicable, in conformity with the requirements of the Delaware Act or other applicable law.

Section 14.5 Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the merger or consolidation:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior Partners without any need for substitution of parties; and

(vi) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership or other securities in the converted entity as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three Business Days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the applicable Transfer Agent or exchange agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent or exchange agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner), together with such information as may be required by law, rule or regulation, at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption in exchange for payment, at such office or offices of the Transfer Agent or exchange agent as the Transfer Agent or exchange agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at such Record Holder’s address as reflected in the Partnership Register shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent or exchange agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate or redemption instructions shall not have been surrendered for purchase or provided, respectively, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent or exchange agent of the Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the Partnership Register, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the Record Holder of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the Record Holder of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI and Article XII).

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender such holder’s Certificate evidencing such Limited Partner Interest to the Transfer Agent or exchange agent in exchange for payment of the amount described in Section 15.1(a) therefor, without interest thereon, in accordance with procedures set forth by the General Partner.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Except as otherwise provided herein, any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at such Record Holder’s address as shown in the Partnership Register, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing in the Partnership Register is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in such Record Holder’s address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of email and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts . This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) or Section 10.1(b) without execution hereof.

Section 16.9 Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person or Group holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the

Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a duty (including any fiduciary duty) owed by any director, officer or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims; provided, however, that any claims, suits, actions or proceedings over which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction shall be brought in any other court in the State of Delaware having subject matter jurisdiction;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the courts of the State of Delaware or of any other court to which proceedings in the courts of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, however, that nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law; and

(vi) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby, and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision and/or part of a provision shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile and Email Signatures. The use of facsimile signatures and signatures delivered by email in portable document format (.pdf) or other electronic format affixed in the name and on behalf of the Transfer Agent on Certificates representing Common Units is expressly permitted by this Agreement.

Section 16.13 Interpretation. To the fullest extent permitted by law, in the event of any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Partners and no presumption or burden of proof will arise favoring or disfavoring any Partner by virtue of the authorship or any of the provisions of this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

CNX COAL RESOURCES GP LLC

By:
Name:	James A. Brock
Title:	Chief Executive Officer

ORGANIZATIONAL LIMITED PARTNER:

CONSOL ENERGY INC.

By:
Name:	David M. Khani
Title:	Executive Vice President and Chief Financial Officer

Signature Page to First Amended and Restated Agreement of Limited Partnership of CNX Coal Resources LP

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

CNX Coal Resources LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

CNX Coal Resources LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of CNX Coal Resources LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), CNX Coal Resources LP, a Delaware limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable in the records of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF CNX COAL RESOURCES LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF CNX COAL RESOURCES LP UNDER THE LAWS OF THE STATE OF DELAWARE OR (C) CAUSE CNX COAL RESOURCES LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF CNX COAL RESOURCES LP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO (A) AVOID A SIGNIFICANT RISK OF CNX COAL RESOURCES LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (B) PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS IN CNX COAL RESOURCES LP (OR ANY CLASS OR CLASSES THEREOF). THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL EXECUTIVE OFFICES OF THE PARTNERSHIP. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the

A-A-95

Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (iii) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	CNX COAL RESOURCES LP

	By:	CNX COAL RESOURCES GP LLC, its general partner

By:

By:

Countersigned and Registered by:
[ ]
as Transfer Agent

By:
Authorized Signature

A-A-96

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM—as tenants in common TEN ENT—as tenants by the entireties JT TEN—as joint tenants with right of survivorship and not as tenants in common	UNIF GIFT/TRANSFERS MIN ACT— Custodian (Cust) (Minor) under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

A-A-97

ASSIGNMENT OF COMMON UNITS OF CNX COAL RESOURCES LP

FOR VALUE RECEIVED,	hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                     as its attorney-in-fact with full power of substitution to transfer the same in the records of CNX Coal Resources LP.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

(Signature)

(Signature)
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

No transfer of the Common Units evidenced hereby will be registered in the records of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

A-A-98

Appendix B

GLOSSARY OF TERMS

Accessible reserves. Accessible reserves are proven and probable reserves that can be accessed by an existing mine, utilizing the existing infrastructure of the complex to mine and to process the coal in this area. Accessible reserves do not have their required permits or governmental approvals.

Ash. Inorganic material consisting of silica, alumina, iron, calcium, sodium and other incombustible matter that is contained in coal. The composition of the ash can affect the burning characteristics of coal.

Assigned reserves. Coal that has been committed to be mined at an identified mine. All assigned reserves have their required permits or governmental approvals, or there is a high probability that these approvals will be secured.

Average cash margin per ton. Average cash margin per ton sold is the average sales price per ton sold less the total costs of coal sold per ton (excluding depreciation, depletion and amortization costs of coal sold per ton).

Bituminous coal. The most common type of coal that is between sub-bituminous and anthracite rank. Bituminous coals produced from central and eastern U.S. coal fields typically have moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btu/lb.

British thermal unit or “Btu.” A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Central Appalachian Basin. Coal producing area in eastern Kentucky, Virginia and southern West Virginia and northern Tennessee.

Coal seam. Coal deposits occur in layers typically separated by layers of rock. Each layer of coal is called a “seam.” A seam can vary in thickness from inches to a hundred feet or more.

Coke. A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel.

Continuous mining unit. A machine which constantly extracts coal while loading. This is to be distinguished from a conventional mining unit which must stop the extraction process in order for loading to commence.

CSX. CSX Corporation.

EIA. Energy Information Administration.

EPA. Environmental Protection Agency.

GW. Gigawatts.

Illinois Basin. Coal producing area in Illinois, Indiana and western Kentucky.

Lignite. The lowest rank of coal. It is brownish-black with a high moisture content commonly above 35% by weight and heating value commonly less than 8,000 Btu/lb.

Longwall mining. Longwall mining is a highly automated underground mining technique that produces large volumes of coal at lower costs compared to other underground mining methods. A longwall mining system uses a shearer to cut the coal, self-advancing roof supports to protect the miners working at the longwall face and an armored face conveyor to transport the coal. The longwall mining system is highly productive due to the continuous nature of the coal production and the large volume of coal produced relative to the number of miners required to operate the longwall mining system. A longwall mining system is supported by one or more continuous mining units.

MATS. Mercury and Air Toxics Standards.

Metallurgical coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as “met” coal, it exhibits thermoplastic or “caking” properties, meaning that it has the ability to become plastic and resolidify when heated in the absence of oxygen. Other important characteristics include its volatile matter content and levels of impurities such as ash and sulfur.

Mineable coal. That portion of the coal reserve base which is commercially mineable and excludes all coal that will be left, such as in pillars, fenders or property barriers.

MMBtus. One million Btus.

MSHA. Mine Safety and Health Administration.

Netback price. The netback price of coal is the net realized sales price for the Pennsylvania mining complex, measured as the delivered price of the coal to its customer less all costs involved in transporting the coal to its destination.

Norfolk Southern. Norfolk Southern Corporation.

Northern Appalachian Basin. Coal producing area in western Maryland, eastern Ohio, southwestern Pennsylvania and northern West Virginia.

Overburden. Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

Powder River Basin. Coal producing area in northeastern Wyoming and southeastern Montana.

Preparation plant. A facility for crushing, sizing and washing coal to prepare it for use by customers. The washing process separates ash from the coal and may also remove some of the coal’s sulfur content. Usually located on a mine site, although one plant may serve several mines.

Productivity. As used in this prospectus, refers to clean tons of coal produced per underground man hour worked, as published by the MSHA.

Reclamation. The process of restoring land to its prior condition, productive use or other permitted condition following mining activities. The process commonly includes reshaping the land to its approximate original contour, restoring topsoil and planting native grass and shrubs. Reclamation operations are typically conducted concurrently with mining operations. Reclamation is closely regulated by both state and federal laws.

Reserve. That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Roof. The stratum of rock or other mineral above a coal seam; the overhead surface of a coal working place.

Roof supports. Longwall equipment, including chocks or shields equipped with hydraulic cylinders which are placed in a long line, side by side, to support the roof of the coalface.

Scrubber (flue gas desulfurization system). Any of several forms of chemical/physical devices which operate to remove sulfur compounds formed during coal combustion from the flue gas. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, that must then be removed for disposal or beneficial reuse.

SEC. The Securities and Exchange Commission.

Slope. Underground mine access shaft which travels downward towards the coal seam.

Sub-bituminous coal. Black coal that ranks between lignite and bituminous coal. Sub-bituminous coal produced from the Powder River Basin has a moisture content between 20% to over 30% by weight, and its heat content ranges from 8,000 to 9,500 Btu/lb of coal.

Subsidence. Lateral or vertical movement of surface land that occurs when the roof of an underground mine collapses. Longwall mining causes planned subsidence by the mining out of coal that supports the overlying strata.

Sulfur. One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide (SO2) is produced as a gaseous by-product of coal combustion.

Thermal coal. Coal used by power plants and industrial steam boilers to produce electricity or process steam. Also commonly referred to as “steam coal.”

Thermoplastic. As used in this prospectus, the property of some bituminous coals to undergo a physical phase transition at elevated temperatures and in the absence of oxygen, in which partial melting occurs and the coal becomes a viscous molten plastic mass. Devolatilization, which occurs simultaneously, eventually leads to a frothy coke structure.

Tons. The short ton is the unit of measure referred to in this prospectus, unless otherwise noted. A “short” or net ton is equal to 2,000 pounds. A “long” or British ton is 2,240 pounds. A “metric” tonne is approximately 2,205 pounds.

Unassigned reserves. Coal at suspended locations and coal that has not been committed to be mined at existing operating facilities or potential future operations.

Underground mine. Also known as a “deep” mine. Usually located several hundred feet below the earth’s surface and accessed by a slope, drift portal or shaft. Most underground mines are located east of the Mississippi River and underground mines account for about 40% of annual U.S. coal production.

Wood Mackenzie. Wood Mackenzie Inc.

Through and including                 , 2015, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

5,000,000 Common Units

CNX Coal Resources LP

Representing Limited Partner Interests

PROSPECTUS

BofA Merrill Lynch

Wells Fargo Securities

Citigroup

Jefferies

Credit Suisse

J.P. Morgan

Evercore ISI

BB&T Capital Markets

Goldman, Sachs & Co.

The Huntington Investment Company

Scotia Howard Weil

Stifel

Nomura

Clarksons Platou Securities

Cowen and Company

Tuohy Brothers

                    , 2015

Part II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than the underwriting discount and structuring fees) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$29,050
FINRA filing fee	38,000
NYSE listing fee	125,000
Printing and engraving expenses	600,000
Fees and expenses of legal counsel	1,500,000
Accounting fees and expenses	1,227,000
Transfer agent and registrar fees	3,000
Miscellaneous	9,000

Total	$3,531,050

Item 14.	Indemnification of Directors and Officers

The section of the prospectus entitled “Our Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement in which CNX Coal Resources LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities

On March 16, 2015, in connection with the formation of the partnership, CNX Coal Resources LP issued to (i) CNX Coal Resources GP LLC a 2% general partner interest in the partnership for $20.00 and (ii) CONSOL Energy Inc. a 98% limited partner interest in the partnership for $980.00 in an offering exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that,

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(c)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(d)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(e)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with CNX Coal Resources GP LLC, our general partner, or its affiliates and of fees, commissions, compensation and other benefits paid, or accrued to CNX Coal Resources GP LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canonsburg, Commonwealth of Pennsylvania, on June 30, 2015.

CNX Coal Resources LP

By:	CNX Coal Resources GP LLC, its General Partner

By:	/s/ James A. Brock
Name: James A. Brock Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on June 30, 2015.

Signature	Title

/s/ James A. Brock James A. Brock	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Lorraine L. Ritter Lorraine L. Ritter	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)

* Nicholas J. DeIuliis	Director (Chairman of the Board)

* Stephen W. Johnson	Director

* David M. Khani	Director

*	Lorraine L. Ritter hereby signs this Registration Statement on Form S-1 of CNX Coal Resources LP on behalf of the indicated persons for whom she is attorney-in-fact, pursuant to powers of attorney previously filed with the Securities and Exchange Commission as Exhibit 24.1 to the Registration Statement on April 1, 2015.

By:	/s/ Lorraine L. Ritter
Attorney-in-Fact

Exhibit Index

Exhibit number	Description

1.1†	Form of Underwriting Agreement (including form of Lock-Up Agreement)

3.1A†	Certificate of Limited Partnership of CNX Coal Resources LP

3.1B†	Certificate of Amendment to the Certificate of Limited Partnership of CNX Coal Resources LP

3.1C†	Amended and Restated Certificate of Limited Partnership of CNX Coal Resources LP

3.2†	Form of First Amended and Restated Agreement of Limited Partnership of CNX Coal Resources LP (included as Appendix A to the Prospectus)

5.1†	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1†	Opinion of Latham & Watkins LLP relating to tax matters

10.1†	Form of Pennsylvania Mine Complex Operating Agreement

10.2†	Form of Employee Services Agreement

10.3†	Form of Contract Agency Agreement

10.4†	Form of Terminal and Throughput Agreement

10.5†	Form of Cooperation and Safety Agreement

10.6†	Form of Water Supply and Services Agreement

10.7†	Form of Omnibus Agreement

10.8†	Form of Contribution, Conveyance and Assumption Agreement

10.9#†	Form of CNX Coal Resources LP 2014 Long-Term Incentive Plan

10.10#†	Form of Restricted Phantom Unit Award Agreement

10.11†	Form of Credit Agreement

10.12†	Common Unit Purchase Agreement

21.1†	List of Subsidiaries of CNX Coal Resources LP

23.1	Consent of Ernst & Young LLP

23.2†	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.3†	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

23.4†	Consent of Golder Associates Inc.

23.5	Consent of Wood Mackenzie Inc.

23.6†	Consent of Director Nominee (Altmeyer)

23.7†	Consent of Director Nominee (Greenwood)

23.8†	Consent of Director Nominee (Wallace)

24.1†	Powers of Attorney (contained on the signature page to this Registration Statement)

†	Previously filed.
#	Compensatory plan, contract or arrangement.